Exhibit 15.1

Excerpt containing the pages and sections of the 2020 Universal Registration Document that are incorporated by reference into the 2020 Annual Report on Form 20-F(1)

(1)   The following document contains certain pages and sections of the Orange 2020 Universal Registration Document which are being incorporated by reference into the 2020 Annual Report on Form 20-F of Orange. Where information within a subsection has been deleted, such deletion is indicated with a notation that such information has been redacted.

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1.1 Overview

Orange is one of the world’s leading telecommunications operators with revenue of 42.3 billion euros in 2020 and 142,000 employees worldwide at December 31, 2020, including 82,000 in France. The Group has a total customer base of 259 million customers worldwide at December 31, 2020, including 214 million mobile customers and 22 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. Whilst accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange SA has been listed since 1997 on Euronext Paris (symbol: ORA) and on the New York Stock Exchange (symbol: ORAN).

1.1.1     Company identification

Company name: Orange

Place and registration number:

Paris Trade and Companies Register (Registre du commerce et des sociétés) 380 129 866 APE (principal activity) code: 6110Z

Legal Entity Identifier (LEI): 969500MCOONR8990S771

Date of incorporation and term:

Orange SA was incorporated as a French société anonyme (a public limited company under French law) on December 31, 1996 for a 99-year term. Barring early liquidation or extension, the Company will expire on December 31, 2095.

Registered office:

78, rue Olivier de Serres, 75015 Paris, France

From May 18, 2021: 111, quai du Président Roosevelt in Issy-les-Moulineaux (92130), subject to ratification of the transfer of the registered office by the Shareholders’ Meeting of May 18, 2021.

Telephone: + 33 (0)1 44 44 22 22

Website: www.orange.com

Legal form and legislation applicable:

Orange is governed by French corporate law subject to specific laws governing the Company, notably Act 90/568 of July 2, 1990 on the organization of public postal services and France Telecom, as amended.

The regulations applicable to Orange as a result of its operations are described in Section 1.7 Regulation of activities.

Purpose: "As a trusted partner, Orange gives everyone the keys to a responsible digital world".

The purpose of Orange, included in Article 2 Corporate scope and Purpose of the By-laws, is part of the Strategic Plan, Engage 2025, which is guided by exemplary social and environmental conduct. See Chapter 4 Non-financial performance, Section Orange’s Purpose.

Corporate scope:

The Company’s corporate scope, in France and abroad, specifically pursuant to the French Postal & Electronic Communications Code, shall be:

−   to provide all electronic communication services in internal and international relations;

−   to carry out activities related to public service and, in particular, to provide, where applicable, a universal telecommunications service and other mandatory services;

−   to establish, develop and operate all electronic communications networks open to the public necessary for providing said services and to interconnect the same with other French and foreign networks open to the public;

−   to provide all other services, facilities, handset equipment, electronic communications networks, and to establish and operate all networks distributing audiovisual services, and especially radio, television and multimedia broadcasting services;

−   to set up, acquire, rent or manage all real-estate or other assets and businesses, to lease, install and operate all structures, businesses, factories and workshops related to any of the purposes defined above;

−   to obtain, acquire, operate or transfer all processes and patents related to any of the purposes defined above;

−   to participate directly or indirectly in all transactions that may be related to any of the purposes defined above, through the creation of new companies or enterprises, the contribution, subscription or purchase of securities or corporate rights, acquisitions of interests, mergers, partnerships, or by any other means;

−   and more generally, all industrial, commercial and financial transactions, or transactions involving movable or fixed assets, that may be related directly or indirectly, in whole or in part, to any of the aforementioned corporate purposes, or to any similar or related purposes, or to any and all purposes that may enhance or develop the Company’s business.

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1.1.2     Group’s main footprint and key figures

1.1.3     Organizational structure

Orange SA is the parent company of the Orange group and also carries the bulk of the Group’s activities in France.

The list of the main consolidated entities of the Orange group at December 31, 2020 is provided in Note 20 to the consolidated financial statements (Section 3.3).

The Group’s organizational structure is reflected in the composition of the Executive Committee (see Section 5.1.3).

Geographical divisions • France • Europe • Africa and Middle East	Cross-cutting divisions • Orange Business Services • Mobile Financial Services • Wholesale and International Networks • Cyberdefense • Orange Content

Cross-cutting functions

• Finance, Performance and Development

• Human Resources and Group transformation

• Technology and Innovation

• General Secretariat

• Strategy

• Communication, Brand, and Commitment

• CSR, Diversity and Solidarity

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1.1.4     History

Orange, formerly France Telecom, is France’s incumbent telecommunications operator. The Group has its origins in the Ministry for Mail, Telegraphs and Telephone, later to become the General Directorate of Telecommunications, which in 1990 was accorded the status of independent public entity and, on January 1, 1991, renamed France Telecom. On December 31, 1996, France Telecom became a société anonyme (limited company). In October 1997, France Telecom shares were listed on the Paris and New York stock exchanges, allowing the French government the disposal of 25% of its shares to the public and Group employees. Subsequently, the public sector gradually reduced its holding to 53%. The law of December 31, 2003 authorized the transfer of the Company to the private sector and between 2004 and 2008 the public sector sold a further 26% of the capital, and then again 4% in 2014 and 2015. On December 31, 2020, the French State retained 22.95% of the share capital, held either directly or jointly with Bpifrance Participations.

France Telecom’s area of activity and its regulatory and competitive environment have undergone significant changes since the 1990s. In a context of increased deregulation and competition, the Group has, over that period, undertaken several strategic investments, in particular the acquisition of the mobile operator Orange Plc and its brand created in 1994, and the acquisition of a controlling stake in Poland’s incumbent operator, Telekomunikacja Polska.

Since 2005, the Group has expanded strategically in Spain by acquiring the mobile operator Amena, then in 2015 the fixed-line operator Jazztel.

Over the last fifteen years, the Group has pursued a policy of selective, value-creating acquisitions by concentrating on the markets in which it is already present. Mainly targeting the emerging markets of Africa and the Middle East where the Group is historically present (in particular Cameroon, Côte d’Ivoire, Guinea, Jordan, Mali and Senegal), this strategy was implemented through the acquisition of Mobinil in Egypt (2010) and of Méditel in Morocco (2015) and more recently by the acquisition of a number of African operators (in Liberia, Burkina Faso, Sierra Leone and the Democratic Republic of the Congo) (2016).

It also resulted in the joint venture with Deutsche Telekom that combined UK activities under the EE brand (2010) followed by the disposal of EE in 2016, as well as the disposal of Orange Suisse (2012), Orange Dominicana (2014), Orange Armenia (2015) and Telkom Kenya (2016).

As part of its corporate services and since the acquisition of Equant in 2000, Orange has been pursuing its strategy of becoming a global player in digital transformation and has accelerated its shift to services through a number of targeted acquisitions, notably in the fields of cyber security and Cloud services, such as those of Business & Decision and Basefarm in 2018 and SecureLink and SecureData in 2019.

Business diversification is one of the major pillars of Orange’s strategy. The acquisition of Groupama Banque, now Orange Bank, in 2016, which launched its new banking offer in November 2017, illustrates the goal of diversifying into the mobile financial services sector.

In 2006, Orange became the Group’s main brand for Internet, television and mobile telephony services in the majority of countries where it operated, most importantly France and Spain. In 2013, the Company adopted the Orange name, offering the full range of its telephony services in France under the Orange brand. This policy continued with the adoption of the Orange brand by Telekomunikacja Polska in 2013, by Mobinil in Egypt, Mobistar in Belgium and Méditel in Morocco in 2016, and by several of the Group’s subsidiaries in Africa in 2017. Corporate services in the world are offered primarily under the brand Orange Business Services.

In December 2019, the Group presented its new strategic plan, Engage 2025, which looks to reinvent its operator model, guided by exemplary social and environmental conduct. For more information on Orange’s strategic plan and its business model, see Section 1.2 Market, strategy and business model.

1.2 Market, strategy and business model

1.2.1     The global digital services market

The digital services market is a subsector of the broader Information and Communication Technologies (ICT) sector. It combines IT services and software, telecom services, digital content TV and video services, and Internet services. However, it does not include network equipment or telecommunication devices [1]. The digital services market offers significant sources of value creation through the spread of new services and new uses. It has been a vital component of the economy since the start of the health crisis. Digital technology has become essential to maintaining economic activity and social ties (widespread use of telework during periods of lockdown, maintenance of essential services, entertainment, etc.).

In 2020, the global digital services market amounted to 3,630 billion euros. The Covid-19 pandemic had a significant impact on market trends, leaving it down 0.8% over the year (instead of the 5.4% growth projected in p-Covid forecasts). The impact varied greatly from one sector to another. The IT services market, for instance, experienced a sharp drop of 4.8% (compared with projected growth of 7.2% before the pandemic), whereas the impact was close to zero on revenues from telecom services, which remained more or less flat (+0.6%) at 1,161 billion euros. The numbers were more mixed for Internet services (+4.7%) and content services (+0.7%), where strong pressure on advertising revenues was offset by huge demand for entertainment services and e-commerce [2]. For a presentation of the global business services market, see Section 1.4.5 Enterprise.

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Source: IDATE DigiWorld 2021.

Market growth by region [3]

In 2020, North America (excluding Mexico) remained the world’s leading region in the digital services market with 35.1% of global market revenues, ahead of Asia-Pacific, which is catching up at 32.5%, driven by its economic and industrial development. Europe is losing ground, with 23% of the global market, while Africa and the Middle East (4.7%) and Latin America (4.8%) together account for nearly 10%. In Africa and the Middle East, digital market growth is estimated at 2.3% in 2020 (compared with 5.3% in p-Covid-19 estimates).

The impact of the Covid-19 pandemic has varied from one region to another. Europe, and even more so North America, have been badly affected, with differences of 7.3 and 8.2 percentage points respectively between p-Covid forecasts for 2020 and the current IDATE projections, whereas Asia-Pacific lost only 3.3 points between the two measures - probably reflecting an earlier recovery, particularly in China. In Africa and the Middle East, the gap is limited to 3 points - and just under 2 points in the region’s telecom markets only.

With Africa projected to account for 25% of the world’s population in 2050, up from 17% in 2020, the potential of the Africa and Middle East region, where the Orange group has a broad footprint, is huge.

According to the GSMA report, The Mobile Economy, Sub-Saharan Africa 2020, the Covid-19 pandemic has demonstrated the importance of a strong and inclusive digital economy, supported by universal access to a fast and reliable Internet network and a range of digital services, for individuals and businesses alike. And with nearly 800 million people in the region still not connected to the mobile Internet, bridging the digital divide has never been more pressing. The report states that 45% of the population in Sub-Saharan Africa had subscribed to mobile services by the end of 2019. That percentage is expected to reach 50% by 2025. In absolute terms, the number of subscribers is set to reach 500 million in 2021 and the number of mobile connections 1 billion in 2024, with a penetration rate of 50% of the population by 2025. Africa thus remains a region of strong growth in connectivity and digital services [4].

Key social and environmental trends for 2025

At the demographic level, a dramatic increase in the African population is expected in the coming years as large numbers of young people will reach adult age.

With the increase in the number of extreme weather and climatic events, the immediate impacts of climate change have become more tangible. The tech industry, which consumes a great amount of data, is directly concerned: the boom in data could account for nearly 20% of global electricity consumption by 2025 (source: ICT Footprint EU, European Framework Initiative for Energy & Environmental Efficiency in the ICT Sector). However, digital technology is also a tool for the energy transition, because it provides other sectors with innovative solutions to reduce their environmental impact (mobility, industry, agriculture, housing, energy). In the years to 2025, major technological developments (AI, Data, Cloud, 5G, etc.) are poised to transform all business sectors, affecting professions across the board and laying down new skills and expertise challenges to businesses.

Key changes in telecom services

Network development and growth in telecommunication uses worldwide

While Internet access networks are expanding mainly through the rollout of mobile 4G networks in Africa and the Middle East, network investments in Europe are focused on very high-speed broadband access, with the development of fiber in the fixed-line segment, improved performance of 4G mobile networks and commercial launches of 5G. At the same time, operators are constantly upgrading their networks in a bid to make them more agile and easier to manage (through the virtualization of network functions and automation), and to optimize their value through pooling.

Constraints related to the pandemic (lockdown measures, widespread telework, heightened need for cybersecurity) have greatly accelerated the take-up of new uses accessible via a multiplicity of screens (computers, smartphones, tablets, connected TV), thanks to the resilience and increased capacity of existing networks and the penetration of smartphones. Lastly, the development of 5G technology has prompted the emergence of new use cases, both for companies, for which 5G is already a real breakthrough (optimization of production times, remote control of machines, predictive maintenance, etc.), and for the general public (immersive videos, Cloud gaming).

Consumer and company expectations

The health crisis and global lockdown have turned connectivity into a vital need. More than simply providing services for daily life, the Internet is now essential for individuals to work, eat, look after themselves and maintain social ties, and for companies to ensure their survival or growth, by accelerating their digitization (telework, e-commerce, etc.). With the expansion of telework, business customers now see cybersecurity as a vital means of addressing the shifting types of attacks and phishing maneuvers. The need for cybersecurity is now critical for people, companies and governments. Gartner sees the cybersecurity market representing 186 billion US dollars in 2024 (source: Gartner - Forecast: Information Security and Risk Management Worldwide, July 2020).

More than ever, customers expect quality coverage and continuous network reliability everywhere, but also the protection of their personal data based on a relationship of trust with their operator. On top of those expectations, society is increasingly demanding greater transparency from companies, more commitment in respect of major environmental and social issues, and a greater presence in the regions and other areas.

Transformation of the telecom industry

Against this new backdrop, the transformation of the telecom industry has gathered pace. OTT players have continued to gain ground, and are more than ever leveraging the digital services they offer in the B2C and B2B markets. They have become increasingly important, particularly in communication services for companies (telework), e-commerce and entertainment. Moreover, the major digital players are speeding up the development of their own infrastructure by building new Data centers and international networks that they are promoting in the B2B and wholesale markets.

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At the same time, European operators need to continue to invest massively in the networks of the future to meet ever-growing demand for connectivity, against the backdrop of intense competition and heightened regulatory requirements. This imposes significant financial constraints on the entire industry, leading operators to make structuring decisions in their choice of telecom infrastructure. To better capitalize on them, operators will have to further pool or share their networks, and even sell part or all of their infrastructure to financial funds and/or infrastructure companies.

1.2.2     The Orange group strategy

The Engage 2025 strategic plan, which combines growth and responsibility, is based on an environmental and social commitment and four ambitions:

1.  Reinventing Orange’s operator model;

2.  Accelerating in growth areas;

3.  Placing data and AI at the heart of the innovation model;

4.  Co-creating a future-facing company.

In this plan for 2025, launched in December 2019, Orange has for the first time made the clear and committed choice to place its social responsibility at the heart of its strategic vision. With Engage 2025, the Group aims to play its part in building a more sustainable and inclusive world by focusing its CSR initiatives on two main areas: the fight against global warming and digital exclusion.

A strong commitment guided by social and environmental responsibility

The Group has adopted a business model that is committed and accountable to its employees, its customers and society as a whole. And it is giving itself the resources to finance its environmental and social plans with the completion of an inaugural 500 million euro sustainable bond issue in September 2020 and the announcement that some of the 2.2 billion euros in funding received in December will be used to ramp up a number of projects including the rollout of Orange Digital Centers and the financing of carbon sinks (see Section 1.3 Significant events).

Commitment to inclusion

The Covid-19 pandemic has confirmed the pressing need for this commitment, as the economic crisis is likely to exacerbate inequalities in access to digital technology. In addition to its ambitions for the digital coverage of regional areas, Orange trains and supports the digitally excluded so that everybody can reap the benefits of the digital revolution. The Group has thus opened its first three Orange Digital Centers to promote more inclusive digital uses. Since June 15, 2020, Orange Polska has been holding free webinars on the digital world for the elderly with the Senior Economy Institute in Poland. After gigas solidarios in Spain, and the coup de pouce offer in France, a new offer for low-income households, Tarifa social, was launched in Spain in September. 2020 also saw Orange join forces with Google to launch the Orange Sanza Touch, the most affordable advanced Android 4G smartphone on the market, thereby improving access to the mobile Internet in Africa.

Environmental commitment

In response to the challenge of climate change, the Group has set itself the goal of bringing forward the GSMA objectives by 10 years, reaching Net Zero Carbon by 2040, despite the surge in network data, which has been compounded by the health crisis. To that end, the Group is making unprecedented efforts to improve energy efficiency, increase the use of renewable energies and adopt circular economy principles. In July 2020, Orange signed its first renewable electricity purchase agreement in France with Boralex Europe, the leading independent French producer of onshore wind (see Section 1.3 Significant events). In September, with its "re" program in France, the Group undertook to recycle, return and recondition mobile phones. Lastly, Orange Polska has launched a pilot project to monitor air quality in schools, completed the Warsaw Data Hub, a new data center built to demanding safety standards and equipped with the latest technologies and sustainable solutions, and installed two wind farms near Poznań to supply itself with clean energy. Since 2015, the Group has reduced its CO2 emissions by 12%.

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Four bold ambitions to tackle a changing ecosystem

Reinventing its operator model by capitalizing on its leading position in networks

Despite the effects of an unprecedented health and economic crisis, Orange has begun rolling out its Engage 2025 strategic plan, demonstrating the robustness of its networks and its resilience in all of its markets. During the crisis, society’s increasing digitization allowed Orange customers to continue to work, play, train, learn and stay in touch, highlighting the value of the Group’s networks. At the end of 2020, Orange’s mobile network was ranked by Arcep as the best in mainland France for the tenth consecutive year, and the best in rural areas in France (see Section 1.3 Significant events).

In 2020, the Group stepped up the rollout of its fixed and mobile broadband networks, benefiting from joint funding of the fiber network in France driven by a health environment making the quality of connectivity more essential than ever. Whether through its own infrastructure or the use of third-party networks, Orange aims to be able to offer its FTTH packages to more than 65 million households in Europe by 2023, thereby entrenching its leadership in fiber in Europe. See Section 1.3 Significant events.

In November, Orange acquired 54% of Telekom Romania Communications, Romania’s second-largest fixed-line operator, a major step towards becoming the leading convergent player in that country (see Section 1.3 Significant events).

Faster digital development for regional communities

The Group continues to improve mobile coverage in France: in 2020, for instance, thousands of kilometers of motorway and 100% of the metro networks in Paris, Toulouse, Rennes and Lyon were covered by 4G. The agreement signed with Eutelsat in July (see Section 1.3 Significant events) also makes it possible to provide very high-speed satellite broadband throughout France, even in the most remote areas. The creation of Orange Concessions in January 2021 (see below) gives the Group the means to continue to expand fiber networks in rural areas by winning new public initiative networks or by taking part in market consolidation. With the aim of holding more than 4.5 million FTTH connections by 2025, Orange Concessions will be the leading operator of fiber networks in rural areas.

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At the same time, Orange is constantly improving the quality of connectivity in homes (Homelan) through advances in boxes and WiFi, and helping customers optimize their home network. The Group now offers new services: around the connected home via a partnership in France with Somfy, world leader in the automation of home and building openings and closures, as well as in content. Partnering with Amazon, it launched the Prime Video app on Orange TV in September. Its contribution to the digitization and renewal of TV media was marked by the November 2020 launch with France TV Publicité of the first segmented (or addressed) TV campaigns in France via Orange set-top boxes. A great technological achievement, this allows the personalization of advertising messages in compliance with personal data regulations.

In mobiles, the Group has embraced 5G, which represents a turning point in the history of telecoms. After Romania, the Group launched its 5G offers in Poland, Spain and then France, where it acquired the largest block of spectrum in October 2020 and rolled out its 5G network in Marseille, Toulouse, Nice, Strasbourg and Le Mans in December (160 municipalities by the end of 2020). The technical performance of 5G will allow the emergence of countless use cases. For the general public, the immersive and personalized videos displayed at the French Open in September foreshadow what can be expected at similar events in the future. For companies, 5G is an accelerator of digital transformation, helping optimize production times, facilitating remote machine control and promoting predictive maintenance. In France, the Group is testing the industrial uses of 5G on two factory of the future projects with Schneider Electric (Eure) and Lacroix Group (Maine-et-Loire). On the Orange Industry 4.0 Campus in the port of Antwerp (Belgium), it is testing network slicing (prioritizing certain parts of the network to cover critical uses or specific needs). For more information on 5G, see Section 1.6.1 Research and innovation.

Lastly, the Group is intensifying its investments to develop national and international networks and extract value from them on the wholesale market. In July, Orange Wholesale France was the first wholesale operator in France to offer the eSIM (see Section 1.3 Significant events). In July, the Group also launched the Montblanc Summit 2+ cellular watch, a pioneer in eSIM connectivity with Wear OS by Google.

In Africa, Orange has invested in facilitating access to connectivity for operators and companies by supporting the "One Africa Network" project and building a new secure international backbone linking eight West African countries. Lastly, Orange is the majority investor in more than 40 submarine cables. In February 2020, it joined forces with a Telefónica subsidiary to extend the terrestrial links of Google’s Dunant transatlantic cable; in May, it partnered with international and African players on 2Africa, the innovative submarine cable linking 23 countries in Africa, the Middle East and Europe. It also launched the Urbano Monti, its new vessel dedicated to laying submarine cables. The Group is also helping improve access to quality content delivery services in Africa by providing its CDN content delivery solution (which replaces satellite broadcasting) to Côte Ouest Audiovisuel, a leading content provider in West Africa. See Section 1.3 Significant events.

Monetization of the networks and execution of the infrastructure strategy

To develop its networks while keeping a rein on its investments, Orange is reinventing its business model. Acknowledging the transformation of the telecom industry in Europe, Orange is entrenching its leadership in more open and better valued infrastructure, while retaining control of its strategic assets. For its FTTH infrastructure, Orange continues to invest in its own infrastructure, in order to fulfill its commitments outside of very densely populated areas (especially in France), while working with partners to pursue industrial efforts in certain areas. The Group has thus launched the projects needed to set up FiberCos in rural areas in both France and Poland. In France, the Group took a step forward in the development of its infrastructure in January 2021 by partnering with long-term investors Banque des Territoires (Caisse des dépôts), CNP Assurances and EDF Invest to create Orange Concessions (see above and Section 1.3 Significant events - Optimization, development et valorization of infrastructure).

In addition, co-financing of fiber optic networks in France by other operators is expected to continue in the coming years. It is clearly a means of making investments profitable.

Orange can now seize potential opportunities to develop or consolidate its positions in this market. It anticipates the signing of agreements in the first half of 2021, with a view to creating dedicated structures that will be up and running in both France and Poland in 2021.

To optimize the rollout of its mobile infrastructure, particularly in 5G, in terms of pace, coverage and financial capacity, Orange plans to rely on RAN-sharing agreements, while maintaining areas of differentiation, in keeping with the agreements already existing in Poland and Romania, and those signed in 2019 in Spain and Belgium.

At the same time, to better understand and extract value from the 40,000 towers of its own mobile network in Europe, the Group has launched its European TowerCo plans. In February 2021, Orange took a major step forward in its Engage 2025 strategic plan with the creation of its European TowerCo TOTEM, which will initially operate around 25,500 sites in France and Spain. See section 1.3 Significant events - Optimization, development and valorization of infrastructure.

Accelerating its development in three growth areas: Africa and the Middle East, B2B services and financial services

Making Orange the benchmark digital operator in Africa and the Middle East

Orange has considerably expanded its activities in Africa and the Middle East, where its operations go back more than 20 years: the Africa and Middle East region has more than doubled its contribution to the Group’s revenue in 10 years. In January 2020, Orange set up the new headquarters of its subsidiary Orange Middle East and Africa in Morocco, thereby confirming its commitment to Africa, with the aim of becoming the benchmark digital operator in Africa and the Middle East. The Group’s target for the 2020-2023 period is average annual revenue growth (CAGR) of approximately 5% across the region.

It aims to achieve that target by virtue of growth in mobile data driven by the increase in the smartphone penetration rate and the rollout of 4G. At the end of 2020, the 4G network covered 33 million customers, an increase of 39% over the year, out of a total of 128 million mobile customers. In 2020, Orange will thus have rolled out 4G in almost all countries, using RAN-sharing agreements and innovative technologies (lighter masts for example) to extend its coverage in rural areas. At the same time, the Group is pursuing its multi-service strategy, with the development of content, e-health and energy offers. The aim is for these services to account for 20% of regional revenue by 2025. In September, it launched Orange Campus Africa, the new African e-learning platform. That was followed in November by a partnership with Greenlight Planet, the largest provider of prepaid energy services, to provide customers with clean energy solutions in several African countries.

Financial services in the MEA region

Confirming the Group’s ranking as a major player in mobile money in Africa and the Middle East, Orange Money was rolled out in Jordan (where 70% of the population is unbanked) in January 2020, and then Morocco in March. In May 2020, two new money transfer corridors via Orange Money were opened from France to Burkina Faso and Morocco, after Côte d’Ivoire, Guinea, Madagascar and Mali.

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In addition, the Group partnered with NSIA, a leading bank and insurance company in Africa and the Middle East, to launch Orange Bank Africa in Abidjan (Côte d’Ivoire) in July 2020 (see Section 1.3 Significant events). New for Orange in Africa, the banking activity is part of the Group’s multi-service operator strategy, and confirms its determination to facilitate access to financial services and strengthen the financial inclusion of populations in West Africa, offering customers a fully digital credit and savings offer.

In financial services, Orange Money’s goal is to generate approximately 900 million euros in revenue by 2023 and at the same time to continue developing content, e-health and energy offers. The Group plans to achieve average annual revenue growth (CAGR) of around 5% across the region between 2020 and 2023.

Accelerating the development of IT services for B2B customers and scaling up cybersecurity

During the Covid crisis, digital technology in general and Orange’s networks in particular helped ensure the continuity of economic life by supporting initiatives by companies and public authorities. The crisis has also opened up opportunities stemming from the acceleration of the digital transformation of companies, in line with Orange’s B2B strategy of opening up to IT businesses and services. It focuses on four categories of services related to our legacy business as an operator (Cloud services, cybersecurity, digital and data, smart mobility), as well as four priority sectors, namely health, industry, automotive and smart cities. In 2020, IT services accounted for more than 39% of Orange Business Services revenue.

Faced with unprecedented demand since March 2020, Orange is helping VSEs and SMEs with the development of new digital solutions for e-commerce and the digitization of strategic business processes. In October, Orange Business Services merged its activities into a Health division within its Enovacom subsidiary. In November, Orange Business Services signed a strategic global partnership agreement with Amazon Web Services to help companies accelerate their digital transformation and leverage the benefits of the Cloud to adapt more quickly to market developments and user needs. KDDI, a Japanese telecommunication services provider, has chosen Orange Business Services to equip more than 1 million vehicles in 63 countries and regions in Europe with connected device services. Orange Business Services ranked among the leaders in the March 2020 edition of the Gartner Institute’s Magic Quadrant for Global Network Services for its more flexible SD-WAN customer projects, and its smart end-to-end multi-cloud, multi-service and multi-access networks.

Cybersecurity is a fast-growing sector. Its new organization (which includes the acquisitions of SecureLink and Secure Data in 2019) under the Orange Cyberdefense (OCD) brand has seen the Group provide assistance to some 50 French healthcare establishments, which were a prime target of cybercriminals when the health crisis peaked between March and June 2020. It has also supported its business customers in the face of the increase in the number of cyberattacks and phishing maneuvers. The spread of telework has made cybersecurity a core concern for most companies, prompting the shift to a fresh approach. The Group aims to exceed 1 billion euros in revenue and to be the European leader in this area in 2023.

The Group’s target is that more than half of its revenue in the Enterprise segment comes from new connectivity services (SD-WAN, 5G) and IT services in 2023.

Continuing its expansion in financial services across its footprint

The Engage 2025 strategic plan underscores Orange’s determination to accelerate its growth in financial services. The pertinence of its growth path is backed up by the push towards digitization across all sectors on the back of the health crisis.

The Group aims to capitalize on the success of Orange Bank in European countries, and of Orange Money in Africa where demand in countries with limited banking access is very strong. Orange Bank now extends out of France and into Spain, highlighting the strategy of expanding into other European countries. In order to support this phase of development, the Group is looking for a new banking partner to possibly replace Groupama: a partner who shares its ambitions, contributes to the industrial project, and is likely to provide its expertise and possibly its assets.

The Group’s multi-service diversification around payments, credit and insurance is underway. The July 2020 acquisition of Orange Courtage made Orange Bank an insurance broker. With BNP Paribas Cardif, it now offers insurance covering smartphones, tablets and connected devices. In November 2019, Orange Bank partnered with Wirecard to offer a practical mobile payment solution with Google Pay for all Android users in France. To mark its third anniversary, Orange Bank launched an innovative offer for families, featuring new-generation cards for the secure and autonomous management of children’s pocket money. Orange Bank has also gained a foothold in the VSE/SME market with the acquisition of Anytime, a neobank dedicated to the needs of professionals, companies and associations. Lastly, in Romania, Orange Money has launched its currency transfer service to all types of accounts in Romania or internationally.

Orange Bank aims to break even in Europe towards the end of 2023, with nearly 5 million customers and around 400 million euros in net banking income. Orange Bank Africa aims to have nearly 10 million customers by 2023, with NBI of about 100 million euros.

Crossing a new milestone in its digital transformation by placing AI and data at the heart of its innovation model

The Covid crisis has demonstrated Orange’s ability to move very quickly on the digitization of certain processes and to step up the pace of its transformation. By combining digital resources and human interaction, the Group uses new technologies to offer a simple, expert and responsible customer experience. It is based on digital acceleration (chatbots, robotic process automation) combined with the redesign of stores as Smart Stores, essential for customer proximity. Orange aims to increase the share of the digital channel in its day-to-day relationship with its customers, and to reduce the number of contacts with call centers in Europe by 55% by 2023. In December 2020, Orange Polska became the first entity to receive Customer Operations Performance Center (COPC) "Operational Excellence" certification for the improvement of its operational efficiency and quality of service. In May, the Orange Fixbox, which allows our Tunisian customers to benefit from unlimited Internet access at home, was voted 2020 Product of the Year in the "Broadband Internet" category. Building on more streamlined customer journeys and better customer insight, the Group is aiming to have nine out of ten customers recommend Orange in all its countries by 2025. It also hopes to double the number of users of the My Orange app by 2023, bringing the number of users to nearly 50 million.

In 2020, research and innovation activities were reorganized on three pillars: guaranteeing the quality and availability of networks and services, shedding light on developments in the digital world and the Group’s vision, and creating value by prioritizing innovation choices as close as possible to its markets. Orange has accordingly revisited the development strategy for Djingo, its voice interface, by stopping the marketing of the speaker in an overly crowded market. At the same time, the Group plans to use the embedded voice recognition technology to develop new services in the world of the connected home. In July 2020, Orange and Google Cloud announced a strategic co-innovation partnership to accelerate Orange’s IT and digital transformation and develop new Cloud services, particularly in edge computing (i.e. services located as close as possible to customers’ processing needs).

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In addition, in 2021, Orange strengthened its innovation in the digital ecosystem and venture capital investment by creating Orange Ventures, a new investment firm with a budget of 350 million euros that ranks as one of the ten largest corporate venture capital funds in Europe. Orange has partnered with Sanofi, Capgemini and Generali to create a unique e-health ecosystem in Europe to accelerate the development of practical solutions for patients. The Group is also teaming up with the national cybersecurity agency, Atos, Thales and Capgemini, and plans to join the Cyber Campus project initiated by the President of the French Republic to bring together the main national and international players in the field, which is scheduled to open in October 2021.

Smarter networks and improved operational efficiency

The Group uses AI and Data to optimize the rollout of new mobile and fiber sites, and to facilitate the maintenance of its networks, back office and internal processes, thereby reducing costs and improving quality of service.

To harness the full potential of new technologies, Orange keeps a close eye on the digital ecosystem, giving its venture capital entity the capacity to invest in the future champions of the digital economy in Europe, Africa and the Middle East. In December 2019, Orange Ventures invested in InterCloud, a leader in Cloud application interconnection, to support its European leadership in Cloud interconnection, then in native Cloud service provider Weaveworks to help drive the take-up of its GitOps solution in B2B and telecom markets. As global telecom operators prepare to deliver 5G applications and services reliably and on a large scale, GitOps is facilitating the shift to native Cloud Computing. Orange Digital Ventures Africa has launched the MEA Seed Challenge, a new seed investment activity aiming to fund 100 start-ups by 2025 in Cameroon, Côte d’Ivoire, Egypt, Jordan, Morocco, Senegal and Tunisia. In February, it invested in Ethiopian-based start-up EdTech Gebeya, a pan-African marketplace for the training and placement of African developers to help solve the tech talent shortage, and Youverify, a Lagos (Nigeria) start-up that automates identity verification for financial and telecommunication players.

Creating a future-facing company

Thanks to its size and the diversity of its business lines, the Group gives its employees the possibility of improving their skills to keep up with and anticipate market developments, in line with its "digital and caring" employer promise. To achieve the Group’s ambition to be more international, more B2B-oriented and at the cutting edge of new technologies by 2025, Orange has invested more than 1.5 billion euros in a skills enhancement program open to all employees and enhanced the company’s attractiveness for new talent while ensuring the social and human consistency of its projects.

Meeting the skills challenge

The context of the health crisis makes new digital skills more necessary than ever. Their list includes technological expertise, practice and use of data, artificial intelligence (AI) and cybersecurity, plus a broad range of soft skills. The Group plans to use Orange Campus, which has become a networked school for all employees, to train 20,000 employees in network virtualization, artificial intelligence, data, Cloud Computing, coding and cybersecurity. New forms of cooperation, methods and working environments are offered to Orange managers to foster cross-cutting approaches, promote empowerment and cultivate a sense of service. In October, Orange opened its own Apprentice Training Center. Lastly, the Group supports the Grande École du Numérique, which has trained nearly 28,000 people in the digital professions in France.

Ranking among the most attractive employers

In February 2020, Orange featured in the Top Employers Global 2020 rankings for the fifth consecutive year. This certification recognizes the best human resources practices worldwide. The Group is also certified HappyTrainees, a label which rewards the quality and interest of the tasks assigned to interns and work-study students.

The Group’s challenge is reinforced by the scarcity of tech profiles on the job market. In September, Orange launched a recruitment campaign in nine countries under the slogan "At Orange you can", focusing on the diversity of its jobs and career paths, and on reconciling employees’ personal and professional aspirations.

Supporting everyone in a sustainable and responsible transformation

Against a backdrop of upheaval in everyday life due to the health crisis, which is prompting us to rethink the meaning of the collective approach and teamwork, as well as the role of telework, the Group is implementing internal initiatives to better support the transformation and ensure a better quality of life at work, and is committed to a more inclusive society.

The policy and initiatives dating back many years to promote gender equality in the workplace have made Orange a benchmark in this area. Women account for 36% of the Group’s overall workforce, and 31% of the network of managers and senior executives are women. In both France and Poland, Orange promotes access to scientific and technical jobs for women, including in cybersecurity with the Cercle des Femmes de la Cybersecurité (Cefcys). The Group is involved with the Women’s Forum on digital tools for economic development in the MEA region. Lastly, Orange was the first company to receive the GEEIS-AI (Gender Equality European & International Standard-Artificial Intelligence) label, created by the Arborus Endowment Fund, confirming its commitment to Artificial Intelligence designed and developed both responsibly and inclusively. In France, Orange employs more than 4,800 people with disabilities, who are supported when they join the company and in ensuring the accessibility of their work environment by more than 120 correspondents.

A growth ambition accompanied by an operational efficiency program

To secure the achievement of its objectives, Orange has launched the Scale-Up operational efficiency program, undertaking to achieve net savings of 1 billion euros by 2023 on an indirect cost base at end-2019 of nearly 14 billion euros in telecom activities excluding high revenue growth areas (MEA and IS/IT services at OBS) at the end of 2019. This commitment is based on a combination of targeted initiatives and various measures focused on the levers of digitization, simplification and pooling:

−   the transformation plans undertaken by all relevant Group entities, and in particular the support functions, since 2019;

−   targeted cross-functional initiatives, such as:

-     the optimization of the real estate master plan,

-     the digitization of the customer relationship with the rollout of robotic process automation (RPA) at Group level,

-     the automation of network management and maintenance,

-     smart spend for the optimization of certain expenses, including a plan to rein in energy costs, which is a real challenge for the future.

 [REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED]

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1.3 Significant events

In June 2020, Stéphane Richard, Chairman and CEO of Orange, announced the reorganization of the Group’s Executive Committee in order to accelerate the implementation of Engage 2025, the Group’s new strategic plan. This reorganization has been effective since September 1, 2020 (see Section 5.1 Composition of management and supervisory bodies).

Impacts of the Covid-19 pandemic on the Group’s activities and financial position

The Covid-19 pandemic that affected France and the rest of the world in 2020 had an impact on the Group’s activities and financial position, as well as its employees, suppliers, subcontractors, customers and all its stakeholders. Against this backdrop, Orange’s priorities were, and still are, to ensure the safety of its employees and to support its customers by providing telecommunication services, which have become more essential than ever. At the start of the pandemic, the Group swiftly put in place a number of actions to adapt to the crisis situation, ensure business continuity and reduce the risks posed by the pandemic. In particular, Orange focused its actions on:

−   business continuity. In countries that have been severely affected by the pandemic, Orange had to, and must continue, as a provider of essential business services, to ensure the continuity of its electronic communications services, in particular its critical activities. In accordance with government requirements, Orange has implemented, particularly in France, a business continuity plan and then a business recovery plan essentially covering network and information system supervision and operation teams, security teams, technical support, data center employees and field-work teams. Neither Orange SA nor most of its subsidiaries in France and worldwide have made use of the special furlough schemes in place during the health crisis.

Moreover, the Group enhanced the capacity of its networks and put in place supervision and security measures to cope with the additional load caused by the increase in traffic linked to the crisis and the potential increase in cyberattacks. The quality and resilience of Orange’s networks absorbed the sharp growth in traffic and usage. The combination of fiber, 4G and fixed service-based WiFi networks proved effective in allowing the Group’s customers to receive a reliable, efficient service, thus demonstrating the relevance of Orange’s strategy concerning large-scale investment in high-quality fixed and mobile broadband networks;

−   health and human safety. Orange puts the health and safety of its employees first. A coordinator was appointed to report directly to the Chairman and Chief Executive Officer on global developments. Local correspondents were also appointed in the Group’s different geographical regions. Orange’s activity in the various countries was adapted to comply with the health guidance issued by each government, while ensuring business continuity. Teleworking was widely adopted throughout the Group (around 100,000 employees during the first lockdown), all locations combined. Orange also encouraged shielding measures as early as possible in its instructions to employees and provided suitable personal protective equipment and hygiene supplies;

−   the launch of specific actions to show solidarity with customers, health workers, teaching professionals and public authorities, and heightened internal and external communication.

The consequences of the Covid-19 pandemic on the Group’s business and financial position are not easily quantifiable, as these effects are difficult to separate from other development factors (see Note 3 to the Consolidated Financial Statements). However, in 2020, the main effects of the Covid-19 pandemic were as follows:

−   on the Group’s revenue:

-     a widespread and significant decline in revenues from international roaming (customers and visitors), in all countries and particularly for B2B services, due to travel restrictions and border closures,

-     a sharp fall in equipment sales (B2C and B2B customers), mainly in France and in Europe, due to the closure of Orange stores during the lockdown in spring 2020 and the lower footfall due to mobility restrictions,

-     lower-than-expected growth in revenues from fixed services to carriers, due to the slowdown in the construction of public initiative networks marketed, rolled out and operated by Orange in France, despite the partial catch-up in the second half of 2020,

-     a slowdown in the B2B services activity, with a decline in revenues from IT & integration services in the second and third quarters of 2020 and, on an ancillary basis, of some data services (satellite TV broadcasting) not offset by the growth of some voice services (audioconferencing), and

-     a general decline in sales activity, due in particular to the closure of Orange stores, and in some countries, to a restriction on portability and a ban on advertising campaigns, partially offset by lower churn rates overall;

−   on the operating expenses [REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED]:

-     an increase of 144 million euros in impairments and losses on trade receivables (see Notes 5.3 and 6.2 to the Consolidated Financial Statements), of which 129 million euros related to telecom activities (mainly in France and Spain and for B2B services) and 15 million euros related to Orange Bank. It should be noted that the Covid-19 health crisis has resulted in the provision of economic support measures for companies and individuals in a number of countries. Such measures have helped to partially reduce the risk of non-recovery of trade receivables at December 31, 2020, but reduce visibility as to the magnitude of the expected deterioration of the economic environment (including the risk of corporate default),

-     an increase in external purchases (mainly other external purchases) primarily related to (i) the costs of health measures for 72 million euros, (ii) the additional costs of support measures for some network service providers in France (in order to maintain the activity and offset a portion of their fixed costs) for 19 million euros (see also the effects of the Covid-19 pandemic on investments below), and (iii) donations and philanthropic activities for 9 million euros,

-     a 10 million euro increase in labor expenses with the payment to some employees of specific bonuses in connection with the health crisis, including bonuses for committed employees who continued working on site (internal or external to Orange), and

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-     conversely, (i) a significant decline in commercial expenses and equipment costs, with the decrease in purchases of handsets and other products sold, the fall in advertising and promotion expenses, and lower distribution commission caused by the downturn in sales activity, and (ii) a reduction in overheads, mainly due to travel savings and the cancellation of various events.

In fiscal year 2020, an amount of 253 million euros was recognized for the main specific additional costs generated by management of the Covid-19 health crisis (see Note 3 to the Consolidated Financial Statements).

−   on the Group’s investments:

-     a significant inflection in investments in the first half of 2020 due to the slowdown in fixed (FTTH) and mobile network rollout during lockdown periods. This continued after each lockdown had been lifted owing to the measures and restrictions imposed by the health crisis and the shutdown of several economic sectors. However, in view of the Group’s initial forecasts, some of the delays in rollout were made up for in the second half of 2020, particularly in France (see Investments in networks below),

-     a delay in some structural projects for the Group, such as Orange Concessions, which aims to (i) consolidate the FTTH connections of public initiative networks (PIN) belonging to local authorities in France and for which Orange is the concession holder, and (ii) take advantage of potential development or consolidation opportunities in this market (see below and section 3.1.2.5.3 Investment projects),

-     the recognition of additional costs related to support measures for some network providers in France for 24 million euros (see also the effects of the Covid-19 pandemic on external purchases above), and

-     modifications or temporary delays in the 5G licensing process, particularly in France, Spain and Poland;

 [REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED]

−   on cash flow and financial debt management:

In 2020, the Covid-19 health crisis had no impact on the risk management policy relating to financial instruments. The Group therefore continued to put in place and manage hedging instruments in order to limit its exposure to operational and financial interest rate and foreign exchange risks. Existing cash flow hedges, in particular, were not affected by the crisis. In addition, the Group maintained a diversified financing policy (see Notes 13.5 and 13.6 to the Consolidated Financial Statements). The financing transactions carried out in 2020 are part of the Orange group’s active refinancing policy, aimed at the prudent and forward-looking management of its liquidity by optimizing the cost of its resources and maintaining a high level of cash. As of December 31, 2020, the liquidity position of the telecom activities amounted to 17,243 million euros (see Note 14.3 to the Consolidated Financial Statements).

−   on the value of the Group’s goodwill and fixed assets:

At December 31, 2020, the Group reviewed the key assumptions used to determine the recoverable amounts of cash-generating units (CGUs). Those assumptions include the impact of the Covid-19 pandemic on discount rates and perpetual growth rates, as well as on business plan trajectories. As a result of this work, the Group did not recognize any impairment losses at December 31, 2020 (see Note 8 to the Consolidated Financial Statements).

−   on the Orange dividend:

Due to the uncertainties generated by the Covid-19 health crisis, the Orange Shareholders’ Meeting of May 19, 2020 decided, on the proposal of the Board of Directors, to distribute a dividend for the 2019 fiscal year of 0.50 euros per share, instead of the previously announced 0.70 euros per share. In view of the interim dividend of 0.30 euros per share paid in December 2019, the balance of the cash dividend paid in June 2020 was 0.20 euros per share (see Note 15.3 to the Consolidated Financial Statements and section 6.3 Dividend distribution policy).

Beyond the health crisis, the Group launched a plan to prioritize digital inclusion, with the aim of continual improvement in networks and acceleration of digitalization. Fixed and mobile networks, network access sharing agreements and optimized network management, which were already part of Orange’s core strategy, are and remain major priorities for the Group. Moreover, Orange is keen to help accelerate the digitalization of its customers and to focus on the house/home with more relevant strategic choices. In addition, the Group’s objective is to prioritize its future sales activity, secure its supply chains and, as much as possible, catch up on delivery and production delays.

Settlement of a tax dispute in France in respect of fiscal years 2005-2006 and use of the funds received

On November 13, 2020, the French Conseil d’État found in favor of Orange SA in a tax dispute in France in respect of fiscal years 2005-2006. This decision terminated the proceedings and allowed Orange to recover the sums paid in July 2013, i.e. a total amount of 2,246 million euros (including 646 million euros in interest). This amount was recognized as tax income in the Consolidated Financial Statements for fiscal year 2020 (see Note 11.2 to the Consolidated Financial Statements).

Regarding the use of these funds, the Board of Directors, at its meeting on December 2, 2020, looked favorably on the following projects:

−   accelerating the Group’s main areas of development to enhance its value creation:

-     by using nearly a quarter of the amount received to strengthen the Group’s leadership in French and international networks for the benefit of its customers, as well as projects linked to the environmental transition,

-     by allocating a quarter of the amount received to support the Group’s operational transformation, in particular to improve agility and performance, and

-     by launching a conditional voluntary public tender offer for Orange Belgium (see Changes in asset portfolio below);

−   making an additional dividend payment to shareholders of 20 euro cents per share (subject to the approval of the Shareholders’ Meeting of May 18, 2021);

−   encouraging employee shareholding through an offer reserved for employees of around 30 million shares, the aim being that employees will eventually hold 10% of the capital of Orange SA;

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−   allocating a portion of the funds to the Group’s social commitments to reach Net Zero Carbon by 2040 and to digital equality; and

−   using any residual balance to reduce the Group’s net financial debt.

Investments in networks

Fixed access networks

The Covid-19 health crisis marked a significant inflection in the rollout of FTTH networks in the first half of 2020. However, the Group accelerated the rollout of its very high-speed fixed broadband networks in 2020. Despite the health crisis, the Group will have succeeded in rolling out more fiber optic connections in 2020 than in 2019, providing an additional 9.0 million FTTH connectable households year-on-year (compared to 7.2 million in the previous year). At December 31, 2020, Orange thus had 47.2 million FTTH connectable households worldwide (and a total of 48.3 million households connectable to very high-speed broadband), up 23.4% year-on-year. This included 22.9 million in France, 14.9 million in Spain and 7.8 million in Other European countries. Whether through its own infrastructure or the use of third-party networks, in late 2019 Orange announced its aim to be able to offer its FTTH packages to more than 65 million households in Europe by 2023, to assert its leadership position in Europe in fiber.

In France, in late 2020, Orange was awarded the public service contract for the very high-speed network in Haute-Saône in the context of public initiative networks (PIN). This will enable 100% of Haute-Saône department to have fiber optic broadband by 2023. At the end of 2020, Orange was working with 23 public initiative networks as network operator, under various models, and had passed the symbolic milestone of one million connectable units across all PINs operated by Orange. Through Orange Concessions, the Group’s ambition is to provide more than 4.5 million households and businesses with fiber optic connections (FTTH) within the public initiative networks operated by Orange by 2025 (see Infrastructure optimization, development and enhancement below).

In Spain, in the case of fixed access networks providing very high-speed broadband Internet access (fiber and other very high-speed technologies), Orange wants to accelerate its rollout and has now set itself the target of connecting 18 million households to very high-speed broadband by the end of 2023 (through several channels, including its own infrastructure).

Mobile access networks

Licenses and 5G networks

Orange acquired new 5G licenses (see section 1.7 Regulation) and launched its first offers in several countries in 2020.

In France, following the auction process for 3.5 GHz frequencies in October 2020, Orange has the highest number of 5G frequencies of any carrier, with 90 MHz of spectrum. Orange has thus strengthened its number one position with the largest portfolio of frequencies in the French market (257 MHz of frequencies in total, with 90 MHz of 3.5 GHz plus 2 X 83.5 MHz in other bands, from August 2021). The acquisition of these frequencies is an essential industrial investment that will maintain and strengthen the position acquired by Orange as a leader in mobile networks and consolidate, with the rollout of a 5G network using these frequencies, its number one position for the benefit of its B2C and B2B customers (see also Digital transformation of business customers below). The total cost of the 90 MHz acquired by Orange was 875 million euros, including 854 million euros in fixed fees (with payment spread over four to 15 years, depending on the block) and 21 million euros in spectrum refarming costs relating to the allocation of new frequencies to carriers (see Notes 9.4 and 16.1 to the Consolidated Financial Statements).

After Romania at the end of 2019, Poland in July 2020 and Spain in September 2020, Orange launched its 5G network in France on December 3, 2020. At the end of 2020, nearly 160 municipalities had 5G coverage. Faced with the sharp increase in data usage in 2020, Orange has chosen to initially cover areas that already have high demand to reduce the risk of network saturation. 5G-compatible plans have been offered to B2C and B2B customers in France since October 8, 2020.

In Slovakia, Orange also acquired 5G licenses in 2020 for the planned launch of offers in 2021.

Other mobile networks

In 2020, the Group continued its efforts to roll out the 4G network. At the end of 2020, nearly 100% of its mobile sites in France offered 4G coverage.

The quality of the mobile network is a priority for Orange. The results of the annual survey by Arcep (the French electronic communications and postal regulator) on the quality of mobile services of French telecom operators, released in December 2020, confirmed for the tenth year running that Orange has the best mobile network in mainland France. Orange is ranked first or joint first for voice, SMS and mobile Internet on 244 of the 266 criteria measured. More specifically, Orange ranks first or joint first on 51 of the 57 criteria measured in rural areas and offers the best all-uses Internet speed in rural areas. In addition, with regard to the Covid-19 health crisis, which has increased the need for connectivity and seen a sharp increase in teleworking, Orange offers the best indoor quality for mobile Internet and voice calls (first or joint first on 66 of the 71 criteria measured). In mobile Internet, Orange is first or joint first when it comes to Internet speeds for sending and receiving files. Lastly, Orange is also ranked first or joint first on all 90 criteria concerning transport, video streaming, web browsing excluding transport, and file transfers.

In February 2020, Orange and Free signed an amendment extending until December 31, 2022 the termination period for Free Mobile’s national roaming on Orange’s 2G and 3G networks. Arcep approved this amendment in October 2020.

Transmission networks

In February 2020, Orange joined forces with Telxius (a subsidiary of Telefónica) on the terrestrial backhaul extensions of Google’s "Dunant" transatlantic cable. This 6,600 km cable has three times the data transfer capacity of previous generation cables. Orange and Telxius will offer and operate co-location services in their respective cable landing stations located on either side of the Atlantic Ocean. This agreement strengthens the Group’s connectivity capabilities for its international customers in Europe and America and its international positioning in the wholesale market. The Dunant cable was commissioned in 2020 for wholesale and B2B customers.

In addition, in January 2021, Orange announced the signing of a partnership agreement for the new generation AMITIE cable, which should link the United States to France and enter service in early 2022. With fiber pairs on two new generation ultra-high-speed cable systems, Orange will serve the B2C, wholesale and B2B markets in Europe and America with a single low-latency global France - US connectivity solution offering performance and redundancy.

In May 2020, Orange also announced its participation in the 2Africa project. Led by an international consortium, the project should enable a 37,000 km submarine cable to be laid around the coast of Africa to improve Internet access on the African continent and in the Middle East. The cable is due to be commissioned in 2023 or 2024.

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Orange is thus continuing to invest heavily in global connectivity projects to guarantee and constantly improve the quality of service of its global network with more than 40 submarine cables worldwide. Orange’s global network, which serves its customers all over the world, connects more than 300 points of presence via 45,000 km of fiber in Europe, the United States, Africa and Asia.

Satellite transmission

In July 2020, Orange announced the purchase from Eutelsat Communications of all available capacity on the Eutelsat Konnect satellite to cover the whole of France. All Orange B2C customers, including those living in the most isolated areas, have therefore been able to benefit from very high-speed fixed broadband via satellite since January 2021. This agreement is directly in line with the Broadband/Very High-Speed Broadband France Plan adopted by the government with the aim of rolling out broadband services of at least 30 megabytes/second over the whole of France by 2022. The service is distributed by Orange’s Nordnet subsidiary, the leading French distributor of satellite Internet services since 2008.

In December 2020, Orange was selected by the European Commission to be part, along with satellite manufacturers and operators, of a consortium to study the design, development and launch of an independent European space communications system to strengthen Europe’s digital sovereignty.

Infrastructure optimization, development and enhancement (FiberCos - TowerCos)

FiberCo in France (Orange Concessions) and Poland

Orange has moved forward in its plans to share future fiber network rollouts with its partners via FiberCos.

In France, in January 2021 Orange announced that it had signed an exclusive agreement with a consortium of long-term investors including La Banque des Territoires (Caisse des dépôts), CNP Assurances and EDF Invest for the sale of 50% of the capital and joint control of Orange Concessions. Orange Concessions will allow Orange to continue the rollout of fiber in rural areas of France while sharing the investment effort, in line with the ambitions of the strategic plan Engage 2025. With 23 public initiative networks (PIN) representing nearly 4.5 million FTTH connections created or to be created by December 31, 2020, Orange Concessions will be the leading operator in France for Fiber To The Home (FTTH), deployed and operated on behalf of local authorities. Orange would have a future call option enabling it to take control of and consolidate Orange Concessions. The agreement values Orange Concessions at 2.675 billion euros. Subject to the approval of the relevant antitrust authorities and all stakeholders, the transaction is expected to be completed in the second half of 2021 (see Notes 4.3 and 19 to the Consolidated Financial Statements).

In Poland, the Group plans to sign an agreement in the first half of 2021 to establish a special purpose entity due to be operational in 2021.

Creation of the European TowerCo Totem

In terms of plans to upgrade its European mobile network, in February 2021 Orange announced the creation of Totem, a European TowerCo intended to create value (i) by operating first-class passive infrastructure assets, (ii) by focusing on revenue growth and optimization of operational efficiency, and (iii) by fostering both organic and inorganic growth.

Totem will have a portfolio of assets with proven operational excellence. It will have all the skills and functions needed to create sustainable value to make the TowerCo a leader in the growing European telecommunication tower market. Initially, it will operate a portfolio of premium towers comprising around 25,500 sites in France and Spain, the two largest countries where Orange is present. After France and Spain, the Group will study the possibility of integrating Orange’s other European passive infrastructure assets that could create value for the TowerCo. Based on this scope and under the terms of the Master Service Agreement (MSA) signed with Orange, in 2020 Totem would have generated revenue in excess of 500 million euros[REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED], around two thirds of which from assets in France.

One of Totem’s core priorities will be organic growth. The TowerCo will benefit from significant opportunities to develop its hosting activities across its entire portfolio. In addition, the TowerCo will host and roll out new sites for Orange and other network operators.

Totem also intends to seize opportunities for inorganic growth in Europe. To support this development ambition, Orange will be able to use the flexibility of the new company’s capital structure, whether in terms of equity issuance or debt financing. Orange wants to retain control of the TowerCo to benefit from the significant source of sustainable value creation that it offers the Group.

Totem will be led by a fully independent and dedicated management team. The team will be appointed in the first half of 2021 with a view to the TowerCo becoming operational by the end of 2021.

Acceleration in growth areas

Africa & Middle East

In early January 2020, Orange inaugurated the new headquarters of its subsidiary Orange Middle East and Africa in Casablanca, Morocco. A major player in the Africa region for more than 20 years, Orange hopes to become the preferred multiservice operator for the people. To be successful, Orange must develop its new services in Africa, getting closer to its customers so that it can fulfil their needs and adapt to the local market.

In addition, in November 2020 Orange announced the entry into service and commercial launch of Djoliba, the first pan-African backbone. This infrastructure is based on a terrestrial fiber optic network of more than 10,000 km, coupled with 10,000 km of submarine cables offering secure very high-speed international connectivity from West Africa. The network will cover eight countries (Burkina Faso, Côte d’Ivoire, Ghana, Guinea, Liberia, Mali, Nigeria and Senegal). With Djoliba, Orange is catering for the needs of businesses and telecom players in West Africa, serving a potential 330 million inhabitants.

In January 2021, Orange announced a partnership with Côte Ouest Audiovisuel which will distribute its TV and OTT (Over-The-Top) content in West Africa via Media Delivery Boost, Orange’s CDN (Content Delivery Network) content delivery solution. This solution ensures quality, speed and reliability in content delivery without the need for satellites as used previously.

Mobile Finance Services

In Europe, in July 2020 Orange Bank announced that it had expanded its services and reached a new milestone in its cross-selling policy with Orange by integrating into its business the subsidiary Orange Courtage, which notably offered insurance for mobile devices to 549,000 B2C customers at December 31, 2020. This integration allows Orange Bank to become an insurance broker. In November 2020, Orange Bank also launched new value offers in France (including the Premium Pack for families) and new bank cards to celebrate its third anniversary. Lastly, in January 2021 Orange Bank announced the acquisition of Anytime, a neobank specializing in business banking. This acquisition will allow Orange to offer its millions of business customers financial support and digital management tools. At December 31, 2020, Orange Bank had nearly 1.2 million customers in France and Spain (this number includes customers of all products sold by Orange Bank: accounts, loans and mobile insurance).

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In Africa, the Orange strategy in mobile financial services seeks to offer solutions accessible to as many people as possible, regardless of their income or where they live. In July 2020, Orange and NSIA, a leader in bancassurance, announced the launch of Orange Bank Africa’s sales activities in Abidjan, Côte d’Ivoire. Orange Bank Africa offers, through the Orange Money channel, a savings and micro-credit solution that allows users to borrow instantly using their mobile device. Orange Bank Africa plans to expand into Senegal, Mali and Burkina Faso. The goal of Orange Bank Africa is to become the leading player for financial inclusion in West Africa. The successful launch of Orange Bank Africa enabled it to acquire 356,000 customers by the end of December 2020 with its pico-credit and savings offers via Orange Money.

In March 2020, Orange also announced the launch of Orange Money in Morocco. This service enables Moroccans to use their telephones to make payments and transfer money, thereby facilitating trade. The Orange Money service is now available in all countries in Africa & Middle East. Moreover, since May 2020, Orange Money customers have been able to transfer money from France to Morocco or Burkina Faso, in real time and securely, directly through an Orange Money account. At December 31, 2020, Orange Money had more than 49 million customers, including 22 million active customers using the service each month, in 16 countries (excluding associates and joint ventures).

Wholesale services

In July 2020, Orange Wholesale France, the first wholesale operator to launch an e-SIM offer in France for its light mobile virtual network operator (MVNO) customers, signed a partnership agreement with Prixtel. Prixtel has thus become the first French MVNO to be able to offer its customers the option of downloading their digital SIM card (e-SIM) to their smartphones. Orange is thus capitalizing on its network and its capacity for innovation to offer the best wholesale service on the French market by supporting operators in the digitalization of the customer experience.

In January 2021, Orange announced a partnership with Côte Ouest Audiovisuel which will distribute its TV and OTT (Over-The-Top) content in West Africa via Media Delivery Boost (MDB), Orange’s CDN (Content Delivery Network) content delivery solution. This solution ensures quality, speed and reliability in content delivery without the need for satellites as used previously. For Orange, the development of CDN is a strategic opportunity for revenue growth, particularly in Africa where the operator already manages the largest network of this type on the continent, enabling audiovisual content to be delivered to 10 countries.

Digital transformation of business customers

In its Engage 2025 strategic plan, Orange has set itself the goal of making artificial intelligence (AI) and data an integral part of improving its operational efficiency and customer experience. In line with this objective, in July 2020 Orange and Google Cloud announced a strategic partnership focusing on data services, artificial intelligence and edge computing. Google will contribute its know-how in advanced Cloud technologies, its data analysis and artificial intelligence tools, and its proven approach towards supporting transformation. Orange will leverage its expertise in technology and communication services and its international network infrastructure. Thanks to this partnership, B2C and B2B customers in Europe will be offered new Cloud services and Orange Business Services will also see its offerings extended to include Google Cloud solutions in the areas of data analytics and value-added Cloud.

In November 2020, Orange Business Services also signed a strategic global agreement with Amazon Web Services (AWS) to accelerate innovation in the business Cloud. Orange and AWS will work together to provide businesses with new solutions for modernization and migration, data analytics, innovation and security. The agreement will help them accelerate their digital transformation and take advantage of the Cloud to adapt more quickly to market changes and user needs. In addition, a dedicated Cloud center of excellence will train and certify more than 3,000 experts in Cloud Computing, cybersecurity, digital & data from Orange Business Services.

The healthcare sector is also a key focus of the Engage 2025 strategic plan. With that in mind, Orange Business Services decided to combine its health business within the Enovacom subsidiary from October 1, 2020 in order to intensify synergies and support the digital transformation of healthcare players. Through Enovacom, Orange aims to become a leader in digital health in France. In this respect, in November 2020 the Orange group decided to invest, via its holding company Orange Digital Investments, in the Digital Health 2 fund managed by LBO France. In January 2021, it announced the creation of a joint venture with Sanofi, Capgemini and Generali aimed at accelerating the development of specific healthcare solutions and their placement on the market for the benefit of patients.

In 2020, Orange also launched two trials with Schneider Electric and Lacroix Group to test the applications and benefits of industrial 5G in their respective plants in Vaudreuil and Pays de la Loire. Thanks to its low latency, very high speed, and eventually, network slicing, 5G will be a competitive lever for businesses. It will yield significant improvements in industrial processes and practices, particularly through mixed reality (augmented or virtual). To support businesses more closely in their 5G projects, in February 2021 Orange announced the creation of nine Orange 5G Labs in France and worldwide. These will enable businesses to gain a better insight into the opportunities, value and benefits of 5G by testing their current solutions in a 5G environment. They will also be able to explore new applications thanks to the Orange 5G Lab ecosystem and Orange’s technical experts.

To support fast-growing companies in the areas of connectivity, cybersecurity, digital enterprise and innovative financial services, Orange has also strengthened its venture capital investment activities by creating Orange Venture in early 2021. With a budget of 350 million euros, Orange Venture seeks to identify future technology champions to facilitate the transition to a more digital and responsible world.

Lastly, in January 2021 Orange Business Services announced a partnership with BNP Paribas to implement the flexible SD-WAN (Software-Defined Wide Area Network) solution in more than 1,800 branches in France. This hybrid, flexible and Cloud-native solution will enable BNP Paribas network administrators to optimize and monitor infrastructure performance.

Exemplary social and environmental conduct

Orange, a people-oriented and digital employer

In February 2020, Orange announced that it planned to invest more than 1.5 billion euros in a skills development and professional retraining program. The Group decided to make the skills challenge a central part of the Engage 2025 plan. To address this challenge, it defined three major priorities: enhancing its technical expertise, developing data practices and applications, and offering each employee the chance to develop their soft skills.

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Environmental commitment

Orange is aiming for Net Zero Carbon by 2040, i.e. 10 years sooner than the GSMA (Global System for Mobile Communications) targets, despite the explosion in data and new technologies.

To achieve this target, Orange must use renewable energy. The Group’s aim is that by 2025, renewable energy will make up more than 50% of the electricity it uses. Accordingly, in July 2020, Orange signed a contract with Boralex, the leading independent onshore wind producer, for the supply of renewable electricity in France. From January 1, 2021 and for a period of five years, Boralex will supply Orange with 67 Gigawatt hours (GWh) per year of renewable electricity generated by 26 wind turbines. In February 2021, Orange also announced that it had partnered with ENGIE, the leading solar and wind energy developer in France, to implement a comprehensive renewable energy supply solution in France. This involves creating new solar generation capacity, managing the production of all renewable electricity capacity contracted by Orange from other producers, and supplying additional volumes to cover Orange’s actual consumption. The 15-year power purchase agreement signed by Orange and ENGIE will enable the development of two new solar projects totaling 51 Megawatt-peak (MWp).

Moreover, by 2025, Orange will strengthen its "Green Program" to reduce the energy consumption of its networks. The Group will also rely more on the circular economy with, for example, products that have been eco-designed, second-hand network equipment and more used handsets. In October 2020, Orange launched the "re" program, a circular economy program based on three pillars: recycling, recovery and reconditioning. The aim of this program is to raise public awareness on the environmental impact of mobile phones and to increase the collection of mobile devices. Over the past 10 years, the Group has collected 15 million telephones, including 8 million by Orange France.

Lastly, in order to finance environmental and social projects, in September 2020 Orange successfully completed its first sustainable bond issue for 500 million euros with a maturity of nine years and a coupon of 0.125%. Around 40% of the funds raised will be allocated to digital inclusion projects and around 60% to projects relating to energy efficiency and the circular economy (see Note 13.5 to the Consolidated Financial Statements).

Launch and progress of the Scale Up operational efficiency program

To ensure that it achieves its objectives, in late 2019 Orange committed to net savings of one billion euros by 2023 on a limited scope of indirect costs of 13.8 billion euros at end-2019 (limited scope of costs of 13.8 billion euros at end-2019 corresponding to the Group’s indirect costs excluding (i) Africa & Middle East and Mobile Finance Services, and (ii) labor expenses and other network expenses and IT expenses of Enterprise IT & integration services).

To that end, Orange launched the Scale Up operational efficiency program in 2020. At end-2020, this had resulted in a net saving of nearly 100 million euros on this cost scope. The savings will be progressively increased between now and 2023 and will mainly cover labor expenses, overheads, other network expenses, IT expenses, real estate, advertising, marketing and customer service costs, operating taxes and levies.

Changes in asset portfolio

As regards Orange Concessions (FiberCo in France) and Totem (European TowerCo), see above Infrastructure optimization, development and enhancement (FiberCos - TowerCos).

Agreement to acquire control of Telekom Romania Communications

In November 2020, Orange announced the signing of an agreement to acquire a 54% majority stake in Romanian carrier Telekom Romania Communications (TKR) and its convergent subscriber base. Orange will pay 268 million euros, net of debt and cash and subject to customary adjustments upon completion of the transaction, corresponding to a total enterprise value of 497 million euros for 100% of TKR. TKR, the second-largest fixed operator in Romania, generated revenue of 622 million euros in 2019. As of June 30, 2020, it had 881,000 convergent customers and around five million customers connected to its fixed telephony, broadband and pay television services. Around three million households are connected to its fiber optic network. This acquisition will enable Orange to accelerate its convergent operator strategy in Romania. The completion of the deal remains subject to the approval of the European Commission and the relevant authorities, and is expected in the second half of 2021 (see Note 4.3 to the Consolidated Financial Statements).

Conditional voluntary public tender offer on shares of Orange Belgium

On December 2, 2020, Orange SA announced its plans to launch a conditional voluntary public tender offer for 47.09% of the capital of Orange Belgium, corresponding to the remaining shares not currently held, at a price of 22 euros per share in cash and with no threshold requirements. It was submitted on January 21, 2021 for approval by the Financial Services and Markets Authority in Belgium (FSMA). Subject to the conditions being met, this offer could then lead to the delisting of the shares of Orange Belgium (see Note 4.3 to the Consolidated Financial Statements).

Acquisition of the remaining shares of Business & Decision

As announced in February 2020, on May 28, 2020, Orange Business Services launched a mandatory public tender offer for all the shares of Business & Decision not yet held by the Group, representing 6.38% of the capital. This offer closed on July 8, 2020 and was followed by the effective delisting of Business & Decision shares on July 13, 2020. Following this public tender offer, Orange now holds 100% of Business & Decision shares. It acquired the remaining capital in the second half of 2020 for 4 million euros (see Note 4.2 to the Consolidated Financial Statements).

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1.4 Operating activities

Orange provides consumers, businesses and other telecommunication operators with a wide range of services including fixed and mobile telecommunications, data transmission and other value-added services, including mobile financial services. The Group is present as an operator in 26 countries (including two in which it holds a minority interest). In addition to its role as a supplier of connectivity, the Group provides business services, primarily solutions in the fields of digital work, security and improving business line processes.

For consistency with the segment information in the Consolidated Financial Statements, the Group’s activities are presented below by operating segment: France, Europe, Africa and Middle East, Enterprise, International Carriers & Shared Services, and Mobile Financial Services. Following the implementation of the Group Executive Committee’s new organization on September 1, 2020, Spain has joined the Europe aggregate and the Orange Bank business segment has been renamed Mobile Financial Services to take into account the gradual integration of new activities into that segment (see Section 3.3, Note 1 Definition of business segments and performance indicators).

The results of Orange’s activities in 2020 and its principal operating indicators in its various business segments are set out in Section 3.1 Analysis of the Group’s financial position and earnings.

Unless otherwise indicated, the market shares indicated in this chapter relate to market shares in terms of volume, and the data related to customers does not include SIM cards dedicated to connected devices (M2M).

1.4.1     France

Orange is France’s incumbent telecommunication operator (see Section 1.1 Overview). The bulk of its business is carried by Orange SA, which is also the parent company of the Orange group.

The France business segment includes all fixed and mobile communication services to consumers and companies with fewer than 50 employees [5] in France [6] as well as services to carriers. Activities developed for companies with more than 50 employees, content activities and mobile financial services are covered in Sections 1.4.4, 1.4.5.2 and 1.4.6 of this document respectively.

In 2020, the France business segment generated 42.1% of the Group’s consolidated revenue.

The market

The Covid-19 pandemic that hit France in 2020 affected the business and financial position of telecommunication operators despite the sector’s considerable resilience. At September 30, 2020, the revenue of French telecommunication operators was stable year-on-year, down just 0.3% over 12 rolling months (source: Arcep, Q3 2020). While fixed narrowband telephony revenue continued its downward trend as a result of the steady decline in the number of lines, fixed broadband revenue continued its growth due to the increasing number of accesses. Despite intense competition, mobile services revenue was up, driven by sustained growth in access numbers.

The French broadband and very high-speed broadband Internet market is dominated by four main operators, which account for over 99% of broadband customers. With market share of 40.0%, down 4 points compared with end-2019, Orange remains market leader, ahead of Free, Altice-SFR and Bouygues Telecom (ranked second, third and fourth respectively by number of customers) (source: Orange estimates).

The French mobile market is dominated by the same four operators as the fixed market, which account for 89% of mobile customers (excluding M2M). With market share of 34.8% in 2020, compared with 35.1% in 2019, Orange also remains leader here, ahead of competitors Altice-SFR, Free Mobile and Bouygues Telecom (ranked second, third and fourth respectively by number of mobile customers excluding M2M respectively) and all MVNOs (3).

Orange’s business activities

The Covid-19 pandemic has affected Orange’s activities in France, but also all of its stakeholders. As such, Orange’s priorities have been to ensure the safety of its employees and to support its customers by providing telecommunication services, which have become more essential than ever. See Section 1.3 Significant events.

Orange France’s core business involves the provision of fixed-line telephony, broadband and very high-speed broadband Internet and mobile telephony services for the B2C and Pro-SME markets. Its strategy is based on improving speeds in fixed (fiber) and mobile networks (4G and 5G), promoting the take-up of new services and conquering new areas of growth, while continuing to propel its customer relations to a new level of excellence (see Section 1.2.2 The Orange group strategy).

Mobile

In the B2C mobile market, Orange segments its offers into four main ranges covering all customers, from those looking for just the essentials in terms of communications or Internet connectivity to those wanting the best smartphones and who have very intense connectivity uses in France and internationally. In October 2020, Orange launched its first range of 5G-compatible plans.

Orange is present in all market segments, including the entry-level market, where it offers several types of mobile plans at affordable rates under the Sosh brand, only available online, with no commitment and no handset. At the end of December 2020, Sosh had 4.2 million mobile customers.

Since 2015, all offers marketed by Orange have been 4G offers, including so-called entry-level offers, and some have been 5G-compatible since 2020. Orange is continuing its family-focused strategy with the development of multi-line plans through its flagship Open offer. Open mobile offers are available in the same ranges as conventional mobile offers and include the same levels of service.

Segmenting offers on the B2C and Pro-SME markets allows Orange to continue to grow its subscriber base while the decline in prepaid offers continues. At the same time, the MVNO customer base hosted on the Orange network is contracting. See Section 3.1.3.1.6 Additional information - France.

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Fixed telephony and Internet

In the B2C broadband Internet market, Orange segments its offers into two main categories: Livebox, aimed at customers looking for Internet and TV essentials, and Livebox Up, which meets the needs of those wanting the best speeds and a premium TV experience. In terms of equipment, in October 2019 Orange launched a new Livebox 5, designed to have a lower carbon footprint and vastly improved speeds to meet customers’ growing needs, and to incorporate the fact that many households share bandwidth.

Sosh has also been present on the broadband Internet market since 2018, with affordable offers, available exclusively online and with no commitment.

The Orange and Sosh broadband Internet access offers are marketed using FTTH technology in eligible areas, or ADSL otherwise. Orange is the leader in terms of the number of FTTH accesses sold, with a customer base of more than 4.5 million subscribers at the end of 2020.

With the steady growth in full unbundling, as well as the wholesale of contracts and naked ADSL access to third-party Internet service providers, the decline in revenue generated by the conventional telephony service business continues. When it unveiled its new strategic plan, Orange announced the imminent start of an initial experimental phase of copper decommissioning, with full implementation planned between 2023 and 2030.

Up until November 27, 2020 Orange has been the operator responsible for the provision of universal services including connection to a fixed network and telephone service. See Section 1.7.1.2.4 Regulation of fixed telephony, broadband and very high-speed broadband Internet.

Orange also pursues advertising network activities through its websites, which have nearly 28 million unique visitors each month (source: Médiamétrie/NetRatings - Audience Internet Global, October 2020).

Against a backdrop of intense competition, Orange also continues to innovate, notably with the enhancement of its "Maison Connectée" home automation offering.

Wholesale

Orange also offers services to carriers, an activity that includes the interconnection of competing operators, as well as unbundling and wholesale services (ADSL and fiber optic), regulated by Arcep, and construction and marketing services for very high-speed fiber optic networks.

For unbundling, Arcep has slightly increased regulated prices for the 2021-2023 period compared with their 2020 level (see Section 1.7.1.2.3 Regulation of fixed telephony, broadband and very high-speed broadband Internet - Rate framework for access to the copper local loop). Revenues from services to carriers for access to the copper network are nevertheless in structural decline.

Access to the Orange fiber network is marketed to operators in two ways: line leasing or co-financing. Co-financing requires a basic investment for third-party operators, plus recurring maintenance fees. Revenues from line co-financing increased significantly in 2020. The increase reflects a fundamental trend among Orange’s competitors, which are increasingly opting to convert their fiber line leases into co-financing by creating special-purpose financing vehicles. At the end of 2020, all third-party operators had co-financed the equivalent of their fiber market share in the private sector. However, the cumulative amount of fiber network co-financing received by Orange since 2009 represents less than half of the fixed broadband market share of those operators, as estimated by Orange, which means that it also represents less than half of total long-term co-financing potential. The timing of co-financing payments due is highly dependent on the purchasing strategies of third-party operators in connection with the development of fiber and the investment policies of financing vehicles. Orange expects this revenue to be spread mainly over the period from 2020 to 2025.

Lastly, since 2011, Orange has been providing Free Mobile with a nationwide roaming service on its 2G and 3G networks. That service was extended until the end of 2022 by an addendum signed in February 2020. See Section 1.7.1.2.2 Regulation of mobile telephony - Infrastructure sharing.

Distribution

In 2020, the health crisis profoundly disrupted the sales channel mix.

Orange is pressing ahead with its digital development strategy, with a fully digital customer experience in Orange online stores (available on Orange.fr) and Sosh (via Sosh.fr), with Sosh offers only available on the digital channel. In 2020, a third of sales were digital, an increase of 21% compared with 2019. Orange’s My Orange mobile contract management app continued to attract visitors, with 5.6 million unique visitors in 2020.

The dedicated customer call centers, based on the type of services marketed, accounted for 21.2% of sales (+1%).

The network of retail stores spread across France continues to roll out the Smart Store concept. At the end of 2020, it consisted of 361 stores owned by Orange (including 17 Megastores and 312 Smart Stores) and 196 Générale de Telephone stores (including 160 Smart Stores) and accounted for 40.4% of sales (down 30% due to the health crisis).

Lastly, the other channels, which include direct marketing, door-to-door and the multi-operator network, accounted for 5.7% of sales (+37%).

The network

Orange’s commercial leadership is built partly on its leadership in fixed and mobile networks.

On the fixed network, Orange continued to ramp up its rollout of very high-speed broadband on its own and third-party networks in 2020. In the space of a year, Orange made 6.6 million households connectable to FTTH (up from 4.5 million in 2019), a new record in France. 63% of fiber optic installations were rolled out by Orange in 2020 (source: Arcep, Q3 2020). At end-2020, Orange had 22.9 million households connectable to FTTH.

Actions continued to improve the fixed network speed with a view to significantly improving the Internet experience of households and professional customers in rural areas, with fiber rolled out in town centers (subscriber connection node opticalization, fiber to sub-distribution frames), and participation in FTTH Public Initiative Networks (PIN) of local and regional authorities. Orange has enjoyed considerable success regarding its expertise in PIN deployment.

In addition, 2020 saw Orange continue to work on its subsidiary Orange Concessions, which will eventually combine over 4.5 million FTTH connections from PINs entrusted to Orange, combining its industrial power with that of leading financial partners. In January 2021, the Group announced that it had signed an agreement with long-term investors (see Section 1.3 Significant events).

For the mobile network, the rollout of 4G continued, with an unchanged coverage rate of 99% of the French population, still the best 4G rate in the country (source: Orange estimates). By the end of 2020, Orange had installed 25,029 4G sites in France [7] (source: Observatoire ANFr, January 7, 2021).

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For the tenth consecutive year, Orange’s mobile network was ranked number one by Arcep in 2020 (see Section 1.3 Significant events).

This deployment involves the continued extension of coverage in tourist areas, stadiums, trains (LGV and TER), subways and on the motorway network. The health crisis resulted in production delays during the first period of lockdown, but the massive resumption of work in the second half made it possible to clear most of the backlog.

In 2020, Orange continued its work with a view to creating a French TowerCo to manage the directly-owned portfolio of towers in its mobile network (see Section 1.3 Significant events - Optimization, development and valorization of infrastructure).

As regards 5G, the allocation of the blocks of spectrum in the 3.4 GHz-3.8 GHz band was delayed due to the health crisis, and the results of the auctions enabled Orange to acquire the largest share of the blocks available for a total of 854 million euros in October 2020. The rollout of 5G has begun, with more than 160 municipalities covered by the end of 2020. See Section 1.3 Significant events.

As regards the cluster, transmission, and transport network, Orange carried on with (i) the simplification of fixed broadband access engineering (vDSL and FTTH) to accommodate the high growth in traffic, and (ii) works aimed at the transition from conventional telephony services to IP telephony.

1.4.2     Europe

Outside France, the Group operates in seven countries in Europe, where it is implementing its convergence strategy through the rollout of very high-speed fixed and mobile broadband, and the launch of new offers. After launching its Love convergence offers in all countries in the Europe business segment in 2018, Orange is now developing its convergence strategy in each country, based on the local context and the strengths of each of its subsidiaries:

−   in Spain, where the Group is number two in the fixed and mobile markets, and operates a multi-brand strategy;

−   in Poland, where the Group is the incumbent operator, leader in fixed and number two in mobile;

−   in Belgium and Luxembourg, where the Group launched its convergence offers via partnerships; and

−   in other Central European countries (Romania, Slovakia and Moldova), where the Group, leader in the mobile segment, is also a convergent player via the rollout of fiber optic, the use of 4G for the development of fixed telephony via LTE, and its partnerships.

In 2020, the Europe segment represented 24.8% of the Group’s consolidated revenue.

Spain

The Group has been present in Spain since the deregulation of the telecom market in 1998. Initially operating in the fixed telephony market, it acquired mobile telephony operator Amena in 2005 before adopting the Orange brand in 2006. The acquisition of fixed telephony operator Jazztel in 2015 enabled Orange to consolidate its position in terms of convergence thanks to Jazztel’s fiber coverage. The Group has also strengthened its presence in the low-cost market with the acquisitions of MVNO Simyo in 2012 and República Móvil in 2018, thereby consolidating a multi-brand strategy designed to cover all market segments. In 2020, the Group generated 11.6% of its consolidated revenue in Spain.

The market

Since the consolidation dating back to 2014, four operators have dominated the telecom market: Telefónica, the incumbent, which acquired D+ in 2014 and operates under the Movistar brand; Orange; Vodafone, which acquired ONO in 2014; and MásMóvil Ibercom, initially an MVNO, which acquired Yoigo in 2016 and then signed a commercial agreement for access to Orange’s fixed and mobile networks.

In addition to competing in the B2B and B2C segments through their main brands, these four operators also compete via other brands in the low-cost market: Orange with Jazztel, Amena, Simyo and República Móvil; Telefónica with Tuenti and O2; Vodafone with Lowi; and MásMóvil with Pepephone.

Together, the four convergent operators hold more than 90% of the market, with Telefónica ranked first, followed by Orange (whose market share in the third quarter of 2020 was 24.6% for broadband Internet and 24% for mobile), then Vodafone (source: CNMC).

The Spanish market was down in 2020, impacted by the health crisis and a very competitive environment, with a shift towards low-cost offers driving growth in this market segment and prompting a proliferation of new brands.

Orange’s activities in Spain

In the Spanish B2C market, Orange is pursuing a multi-brand and multi-service strategy aimed at offering quality services at the best price, including for entry-level offers. In 2020, Orange fine-tuned its offers to meet growing demand for data and services, and developed a multi-service approach to differentiate itself from its competitors and create value. Within this strategy, 2020 saw Orange:

−   enrich its TV offering with the broadcasting of football matches and other additional content, including exclusive content, via premium packages, and a constant improvement of functionalities, resulting in an increase in TV usage. The Orange TV offer continued to grow, reaching a penetration rate of 18%;

−   position its brands at the right price for the most price-sensitive customers. In a competitive environment such as the Spanish market, where the low-cost segment is growing rapidly, all Orange brands, including República Móvil and Simyo, already offer fiber-only and convergent offers;

−   continue work to improve its operational efficiency, through simplification and digitization, in order to improve the customer experience;

−   join the insurance market through the launch of Orange Seguros, in partnership with Zurich, which will initially offer products to Orange customers, freelancers and SMEs, ahead of the planned launch in the coming months of a range of products and services for the residential and business markets.

In the B2B market, Orange focused on the launch of a unified portfolio of simple price-oriented offers as well as 5G offers for the small and medium-sized business segment, including value-added services to meet their digitization needs (vpbx, office365, antivirus, etc.). Orange has also continued to demonstrate its commitment to the digitization of public administrations and large companies by helping them improve their processes through technology and by creating innovative business models that enrich their offering to the public at large and customers. Orange also provides data analysis services on travel flows and supports the society with Big Data projects, thereby promoting the development of new applications for the digital society.

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In line with the Group’s strategy, in 2020, Orange Spain was the first operator to launch a subsidized offer known as Tarifa Social de Orange, the first rate for convergent offers adapted to the needs and financial capacity of low-income households in Spain.

The network

In 2020, Orange continued to roll out its FTTH network, adding nearly 0.6 million connectable households by the end of the year. At the end of 2020, Orange was able to offer an FTTH connection to nearly 15 million Spanish households.

New agreements and the improvement of existing agreements have given Orange one of the market’s most efficient and profitable networks thanks to the optimization of its infrastructure, and prepared it for the launch of 5G. By the end of 2020, the company had rolled out 5G in 121 cities, thanks to the combination of non-standalone (NSA) 3.5GHz and dynamic spectrum sharing (DSS) technologies.

Poland

The Group has been present in Poland since 2000, when it acquired an interest in the incumbent operator, Telekomunikacja Polska (renamed Orange Polska). In 2006, Orange became the single brand for mobile activities, in accordance with the Group’s brand policy. In 2012, it also became the single brand for all fixed telephony services offered by the Group in Poland. Orange owns 50.67% of the shares of Orange Polska, which is listed on the Warsaw Stock Exchange. In 2020, the Group generated 6.0% of its consolidated revenue in Poland.

Poland has four main mobile operators: Orange, T-Mobile (owned by Deutsche Telekom), Polkomtel (operating under the Plus brand, owned by the Cyfrowy Polsat group) and P4 (operating under the Play brand). In the second half of 2020, Iliad acquired 96.7% of the shares of Play via a public tender offer. At the end of 2020, these four mobile telephony operators accounted for 98% of the total number of SIM cards in Poland, and Orange was the leading operator with market share of 28.4% at end-December 2020. [8].

In the broadband Internet market, Orange ranks first, with market share of 28.3% in the fourth quarter of 2020. [9] Its principal competition comes from cable TV operators (mainly UPC Polska and Vectra), as well as from Netia (part of the Cyfrowy Polsat group), a conventional telecommunication operator.

The Polish telecommunication market remains fragmented, despite recent consolidation. The Cyfrowy Polsat group acquired Netia in 2018. In 2020, Vectra acquired Multimedia Polska, creating the country’s leader in the cable market, and Play completed the acquisition of Virgin Mobile, Poland’s biggest MVNO.

The major development in the competitive landscape in 2020 was the arrival of Iliad in the Polish market. Iliad has expressed the aim of transforming Play into a convergent operator by bringing it into the broadband Internet and convergence market. This confirms the trend observed among a growing number of operators that have opted to adopt a convergent offer strategy in the B2C market. While these developments underscore the merits of Orange’s convergent strategy in Poland, they are likely to boost competition.

The Covid-19 pandemic in 2020 highlighted the importance of telecommunication services. Demand for telecommunication services, particularly broadband Internet, has been relatively strong, while voice and data connectivity has become even more essential for consumers and businesses. As the 5G auction was delayed, all operators have launched 5G on their existing spectrum using dynamic spectrum sharing (DSS) technology; all of them except Plus have included 5G in their premium offers.

Orange’s activities in Poland

In 2020, Orange Poland finalized the implementation of its Orange.one plan, which was in its final year and was central to its strategic vision as a convergent operator.

Convergence has enabled Orange to differentiate itself from its competitors and gain a larger share of households’ media and telecommunication budgets. It is also an effective retention tool. In 2020, Orange continued to focus its efforts on its Love convergent offer. Love is a package that includes both fixed and mobile services in its basic formula at an affordable price, and can be extended for higher fixed broadband speed, additional SIM cards, additional TV content and other value-added services.

The number of convergent customers continued to grow in 2020, reaching 1.48 million and now accounting for 65% of the total number of residential broadband customers. This growth was supported by strong sales for the fiber offer, with fiber customers now accounting for 27% of the base, an increase of 7 points compared with 2019. This good performance was driven by strong demand for fixed broadband, as well as the continued rollout of the FTTH network, particularly in small and medium-sized towns and cities, where competition from cable operators is more muted.

In the B2B market, after the acquisition of BlueSoft in 2019, at the end of 2020 Orange Polska acquired Craftware, Poland’s leader in the integration of SalesForce CRM solutions. The deal rounds out Orange Polska’s know-how in ICT, enabling it to offer its customers end-to-end solutions. As part of its value strategy, Orange has also introduced new price plans that include various value-added services.

The number of fixed voice lines continued to decline in 2020, with a net loss of voice customers (conventional PSTN or VoIP) due to structural demographic factors, as well as the growing appeal of mobile telephony services offering unlimited calls across all networks.

The network

In 2020, Orange Polska continued to roll out its FTTH network, and by the end of the year had reached its Orange.one plan target of 5 million connectable homes. As part of its strategy of sharing future fiber network rollouts with partners via FiberCos, the Group plans to create a dedicated structure in Poland that should be operational in 2021 (see Section 1.2.2 The Orange group strategy).

With regard to the 4G network, Orange is responding to strong growth in traffic by increasing the spectrum allocated to 4G (to the detriment of that allocated to 2G and 3G) and the number of sites allowing the grouping of spectrum. At end-2020, Orange’s 4G network covered 99.9% of the population. [10]

Belgium & Luxembourg

In Belgium and Luxembourg, Orange operates via Orange Belgium and its subsidiary Orange Communications Luxembourg. Orange Belgium is listed on the Brussels Stock Exchange. The Orange group holds 52.9% of the capital. In December 2020, Orange SA announced that it was planning to launch a conditional voluntary public tender offer for all the shares of Orange Belgium that it does not yet hold (see Section 1.3 Significant events).

A long-standing player in the mobile segment in Belgium, Orange launched convergent offers across the entire country based on the regulation of wholesale access to cable in 2016. In 2020, Orange Belgium generated 3.0% of the Group’s consolidated revenue.

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Belgium

In 2020, the telecommunication industry was marked by the Covid-19 health crisis, with the government implementing measures to stem the spread of the pandemic, including lockdown restrictions, store closures, telework and other measures throughout the year. The slowdown in commercial activity during lockdown was followed by a period of intense competition through promotions, innovative multi-card packages, attractive subsidies and the launch of new fixed and convergent offers.

Like the other Group subsidiaries, Orange Belgium announced several initiatives in response to the Covid-19 pandemic (see Section 1.3 Significant events).

In the mobile market, Orange has two main competitors, namely Proximus (the incumbent, 53.5% owned by the Belgian State) and Telenet (57.9% owned by the Liberty Global Group), which acquired Base in 2016. With market share of 29.5% in the third quarter of 2020, Orange ranks second behind Proximus. [11]

The competitive structure of the fixed telephony market remained relatively stable in 2020, with the predominance of incumbent operator Proximus and regional cable operators Telenet and VOO. New wholesale rates came into effect on July 1, 2020. Fiber also became a major issue in 2020, with Telenet and Proximus both announcing agreements with third parties to roll it out in Belgium.

In 2020, Orange Belgium continued to offer more value to its customers by bringing new offers to the market. As such, the company:

−   launched its new "GO" mobile portfolio in March, the first family offering in Belgium. Multi-card discounts were also launched to increase the appeal of the convergent Love plan;

−   increased the speed of its "Boost" fixed Internet option from 200Mbps to 400Mbps;

−   reviewed and improved its offers to business customers, with a download speed of 400Mbps, a doubling of data allowances and TV;

−   launched an option giving all customers access to Belgian football channels at a competitive price;

−   launched an Internet only offer;

−   continued to improve the customer experience at home, with the launch of WiFi Mesh and its portfolio of Smart Home services.

Orange Belgium also continued its preparations for the implementation of its mobile access sharing agreement with Proximus, announced in 2019. On April 1, 2020, the employees of Proximus and Orange Belgium impacted by the agreement were transferred to MWingz, the 50:50 joint venture.

During the third quarter of 2020, Orange Belgium announced that it had selected Nokia for its future mobile network, following a tender process based on technological, operational and financial criteria. Orange Belgium aims to replace its entire existing 2G/3G/4G radio network by 2023. Orange Belgium is also set to start rolling out 5G, depending on the availability of spectrum and restrictions on electromagnetic fields, in order to offer the best possible connectivity.

Less than a year after the announcement of its Industry 4.0 campus in the port of Antwerp, Orange Belgium and its industrial partners unveiled the practical consequences of this co-innovation on Orange Belgium’s unique 5G network. These new practical applications, tailor-made for businesses, demonstrate the power of Orange Belgium’s 5G network and the array of possibilities it creates for the Belgian economy.

In 2020, Orange Belgium also made commitments on the environment. Several initiatives were announced, such as the launch of Half ID SIM cards and SIM cards made from 100% recycled plastic, and the expansion of the mobile return program, which promotes responsible smartphones and the sale of refurbished mobiles.

Luxembourg

Orange started its operations in Luxembourg in 2007 via the acquisition of Voxmobile. The company adopted the Orange brand in 2009.

In the mobile segment, Orange Communications Luxembourg, with market share of approximately 15%, ranks third behind incumbent operator Post Luxembourg, the market leader, and Proximus Luxembourg, a subsidiary of Belgian operator Proximus, with its Tango brand (source: ILR, June 2020). Post Luxembourg also has the largest market share in the fixed and Internet market.

In 2020, Orange continued to adapt its portfolio in line with its positioning as a challenger, with the launch of the new Feel, Like and Love Essential Duo offers. Orange was also the first operator in Luxembourg to launch an eSIM card in Luxembourg.

In 2020, Orange Luxembourg successfully acquired two sets of 10 MHz in the 700 MHz band, and 110 MHz in the 3.5 GHz band. The company launched its 5G network in November, and 5G offers without raising prices.

Central Europe

Romania

Orange Romania was founded in 1997 and adopted the Orange brand in 2002. A long-standing player in the mobile segment, Orange launched its satellite TV offers in 2013, then its fiber offer in 2016, following a wholesale agreement with Telekom. In 2020, the Group generated 2.5% of its consolidated revenue in Romania.

The Romanian telecommunication market is dominated by four operators: Orange, Vodafone, Telekom (the incumbent in fixed telephony, which also operates in the mobile segment, co-owned by the Romanian government and OTE, itself jointly controlled by Deutsche Telekom and the Greek government) and RCS & RDS (operating under the Digi brand, owned by Digi Communications).

In the mobile market, Orange’s market share was estimated at 38% at the end of the first half of 2020, compared with 39% in 2019. Orange maintained its leading position, followed by Vodafone, Telekom and Digi (Source: ANCOM, H1 2020).

Following the launch of its fixed offers and its proprietary fiber network, Orange’s fixed market share continued to firm in 2020, in a market dominated by Digi, followed by Telekom, the incumbent, and Vodafone.

In November 2020, Orange announced the signing of an agreement for the takeover of Telekom. The deal will enable the Group to accelerate its strategy as a convergent operator in Romania (see Section 1.3 Significant events).

Orange’s activities in Romania

Against the backdrop of the Covid-19 pandemic, 2020 was another pivotal year for Orange Romania, which is in the process of transitioning from an exclusively mobile operator model to that of an integrated, multi-service operator focusing on its core priorities while transforming itself.

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In 2020, Orange launched a new portfolio of plans as part of the commercial transformation of its core mobile business, introducing unlimited voice offers. The company continued to integrate more data into its offers, enabling the rapid adoption of smartphones and significant growth in traffic and revenue from data services, thereby reinforcing its leadership in 4G.

While facing the challenges related to the Covid-19 pandemic, Orange continued to ramp up its 4G operations, the most extensive in Romania, with population coverage now reaching 98.27% nationwide and 100% in urban areas (source: ANCOM). In 2020, Orange Romania was once again confirmed as a leader in connectivity following tests carried out by Ookla, Systemics PAB (DSBO test) and LCC. Romania was the first of the Group’s host countries to see 5G come to market, and Orange Romania continued to roll out its 5G network, which was available in six cities (15 localities) at the end of 2020 and boasted coverage of 100% in Bucharest.

Orange Romania also continued to adapt its strategy to a constantly shifting environment by stepping up the pace of the digital transformation of its sales channels, developing its e-shop to enable online transactions, and launching Yoxo, the Romanian market’s first all-digital brand.

In the public sector, Orange won two tenders for education services, including the supply of 140 thousand tablets, to support the transition to online education.

Orange Money extended its offer by launching a currency exchange and transfer platform and enabling online registration to facilitate digitization. Moreover, as part of its multi-service strategy, Orange Romania’s ICT services continued to deliver growth, driven by its Cloud and cybersecurity solutions.

Slovakia

Orange Slovensko started operating in 1996 and adopted the Orange brand in 2002. A long-standing player in the mobile segment, Orange reinforced its position in convergent offers thanks to the rollout of its own fiber program and the launch of fixed solutions via LTE in 2017. In 2020, the Group generated 1.3% of its consolidated revenue in Slovakia.

Slovakia’s fixed broadband market is dominated by the incumbent operator Slovak Telekom (owned by the Deutsche Telekom group), whose infrastructure covers the entire country. Orange ranks second, with market share of 15.6%. [12] Nevertheless, the rollout of its proprietary fiber optic network and regulated access to Slovak Telekom’s fixed network allow Orange to provide fixed broadband services to a large number of potential customers.

In the mobile market, Orange is competing with three other operators: O2 (owned by Czech group PPF), Slovak Telekom (owned by Deutsche Telekom) and Swan (national operator). 4ka began offering mobile services in October 2015, but to date has remained a marginal player. Its services are available in all post offices and focus chiefly on the market’s entry level. With market share of 33.2%, Orange remains the market leader. [13] Slovak Telecom ranks second, closely followed by O2.

Orange’s activities in Slovakia

In 2020, Orange continued to implement its strategy of strengthening its position in the convergence market, backed up by its substantial market share in mobile telephony combined with growing market share in fixed telephony and TV.

Orange markets a number of innovative offers, particularly its Love convergent offer. At the same time, it has radically simplified its mobile plan portfolios while bringing innovations to the fixed-line market, such as the Internet Backup service, which enables customers to stay connected even if their fixed-line access is down. Orange has also launched a new offer for students, Go Yoxo, which allows unused data to be traded on the Yoxo Market.

Orange continued to extend its 4G network in 2020. It now covers 99% of the Slovak population, and has also extended its FTTH network, which covered 556,000 connectable households at the end of 2020. In December 2020, OSK and Slovak Telekom signed an agreement for a new optical network sharing model based on GPON technology. Orange can now provide fiber optic services even in localities where it does not have a proprietary network. After a recent upgrade, Orange’s mobile network was recognized as the best in Slovakia, according to the certification issued by Polish company Systemics PAB.

Moldova

Orange Moldova started operating in 1998 and adopted the Orange brand in 2007. A long-standing player in the mobile segment, Orange launched its fixed and convergent telephony offers in 2017, following the 2016 acquisition of SUN Communications, Moldova’s main cable operator. In 2020, the Group generated 0.3% of its consolidated revenue in Moldova.

Moldova’s main telecommunication operators are Orange, Moldcell (only available in the mobile segment, part of a Nepal-based conglomerate since 2020) and Moldtelecom. Moldtelecom is the incumbent; its infrastructure provides both fixed and mobile services. It is the leader in the Internet and fixed telephony, and also operates under the Unite brand in mobile. In 2020, with market share of 55.5%, Orange maintained its number one position in the mobile telephony market, followed by Moldcell and Unite (source: Ancreti, Q3 2020).

Orange’s activities in Moldova

2020 was marked by the Covid-19 pandemic. While maintaining its leadership in the mobile market, Orange Moldova continued to implement its convergence strategy by rapidly rolling out fiber to homes in major towns and cities, and improved its positioning with the addition of HD channels to its TV offer, as well as Moldova’s first 4K channel. Orange Moldova also focused on the B2C segment with the launch of a convergent offer for businesses (Love Business), the business TV service, and services such as Virtual PBX, Business Internet Security and new Microsoft 365 subscriptions.

As part of its digitization strategy, Orange Moldova has successfully increased its online sales activities through the launch of a new e-shop and a chatbot, plus the increasingly popular MyOrange app.

Orange Moldova also continued to invest in the country’s infrastructure. The company operates the most extensive and fastest 2G/3G/4G network, with 4G population coverage of 99%. For the eighth consecutive year, Orange Moldova’s network was rated "Best Moldovan mobile network in the test" by Polish company Systemics PAB.

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1.4.3     Africa and Middle East

The Orange group is present in 18 countries in Africa and the Middle East, including 16 where it has controlling interests and two (Tunisia and Mauritius) where it has minority interests. Part of the activities of the business segment are structured into sub-groups (Sonatel and Côte d’Ivoire). In Africa and the Middle East, Orange primarily operates in mobile markets, with the exception of countries where the Group is the incumbent operator (Senegal, Côte d’Ivoire, Jordan and Mauritius) and Morocco, where it also provides fixed telephony and Internet services. These markets are mainly prepaid markets, largely driven by the accelerated development of voice and data usage.

Orange is pursuing a 4G rollout strategy in Africa and the Middle East, and is investing in all countries to upgrade and extend their access networks. The Group has also seen rapid development in mobile financial services. Orange Money has increased its reach, and at December 31, 2020 had 49 million customers, including 22 million active customers who use the service each month.

Countries in the Africa and Middle East business segment are generally tightening regulations covering service quality and environmental standards, while the tax burden is rising.

In 2020, Africa and the Middle East accounted for 13.4% of the Group’s consolidated revenue.

As part of its Engage 2025 strategic plan, Orange aims to become the benchmark digital operator in Africa and the Middle East (see Section 1.2.2 The Orange group strategy).

1.4.3.1   Sonatel sub-group

The Sonatel sub-group operates under the Orange brand in five countries. With operations in Senegal dating back to 1997, it began its international development in Mali in 2002. It generates 72% of its revenue in those two countries. The Sonatel sub-group also operates in Guinea, Guinea-Bissau (operations launched in 2007) and Sierra Leone, where it acquired Airtel Sierra Leone in 2016. In 2020, it generated 4.2% of the Group’s revenue.

With mobile market share of 55.6% in Senegal, 58.7% in Guinea, 55.3% in Mali, 48.0% in Guinea-Bissau and 52.2% in Sierra Leone (source: Orange estimates), the Sonatel sub-group is leader in Senegal, Mali, Guinea and Sierra Leone, and ranks second in Guinea-Bissau.

Depending on the country, it has two or three competitors: Free (whose brand was launched on October 1, 2019 to replace Tigo) and Expresso (Sudatel group) in Senegal; Sotelma/Malitel (Maroc Telecom group) and Alpha Telecom (Planor-Monaco Telecom International consortium) in Mali; MTN and Cellcom in Guinea; MTN in Guinea-Bissau; Sierratel (the incumbent operator), Africell and QCell in Sierra Leone.

The Sonatel sub-group is continuing the development of very high-speed fixed and mobile broadband based on 4G/4G+, FDD/TDD and fiber.

Orange Money enjoyed good momentum in 2020, marked by growth in the active base and the development of uses. Data services also achieved double-digit growth in all countries.

Sonatel demonstrated resilience by improving its results compared with 2019, despite the global health crisis, political instability in certain geographies, the tightening of regulatory measures and increasingly aggressive competition.

The Sonatel group implements a Corporate Social Responsibility policy in line with the Orange group strategy and the guidelines on sustainable development defined with stakeholders in each host country. Numerous initiatives were taken in the fight against Covid-19 in all host countries. The need for more people to have access to dematerialized means of payment prompted several measures to provide free financial services, reduce prices and ease subscription conditions.

1.4.3.2   Côte d’Ivoire sub-group

The Côte d’Ivoire sub-group operates under the Orange brand in three countries. The activity covers Côte d’Ivoire, where the Group has operated since 1996 and which accounts for 68% of its revenue, and Burkina Faso and Liberia, where it acquired Cellcom Liberia and Airtel Burkina Faso in 2016. That represents an area with a population of more than 50 million. In 2020, it generated 3% of the Group’s revenue.

The markets in which the Côte d’Ivoire sub-group operates experienced contrasting trends in 2020, against the backdrop of the health crisis, the continued deterioration of the security situation in Burkina Faso and elections in all three countries during the final quarter of the year.

The Côte d’Ivoire sub-group is the leader in Côte d’Ivoire and Burkina Faso, with mobile market share of 40.1% (source: Artci, Q3 2020) and 43.9% (source: Arcep BF, Q3 2020) respectively. In Liberia, where its market share now stands at 48.2% (source: GSMA, Q4 2020), it ranks second behind MTN. In Côte d’Ivoire, the sub-group is also the leader in the mobile financial services market.

The three entities face the following main competitors in their respective geographies: MTN and Moov in Côte d’Ivoire; Onatel and Telecel in Burkina Faso; and MTN in Liberia.

The sub-group’s activity was characterized by strong resilience in 2020, against the backdrop of health, economic and political climates that largely impacted revenues from mobile financial and B2B services. In Liberia, the authorities increased the tax burden in the final quarter of 2020.

The Côte d’Ivoire sub-group continued the development of FTTH, tripling the size of its customer base to more than 60,000 active customers at the end of 2020 (out of approximately 215,000 available connections). It also strengthened its international connectivity through the Djoliba network, West Africa’s leading pan-African fiber optic network, launched in November 2020 (see Section 1.3 Significant events).

1.4.3.3   Countries in North Africa and the Middle East

Egypt

The Orange group entered the Egyptian telecom market in 1998 through a partnership with Orascom and Motorola in the operator Mobinil. It gradually increased its stake following the withdrawal of Motorola in 2000 and Orascom in 2015. Since 2016, all services have been marketed under the Orange brand. In 2018, Orange Egypt was delisted from the Egyptian Exchange. In 2020, the Group generated 2.1% of its consolidated revenue in Egypt.

Since the end of 2017, market momentum by value has been driven by the launch of 4G services by all operators and customers’ great appetite for mobile Internet services. At the same time, Telecom Egypt, the incumbent, previously operating only in the fixed market, launched a new mobile operator under the WE brand as part of a roaming agreement with Etisalat. The markets also saw a considerable slowdown following the introduction of a tax on each new sale.

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With mobile market share of 28.4% (source: GSMA, Q4 2020), Orange is still the country’s second-largest retail operator, behind Vodafone but ahead of Etisalat.

Among significant events in 2020, Orange notably:

−   strengthened its commercial operations through its #012 promotional platform, co-marketing initiatives and the signing of several content distribution agreements with major players in the market;

−   continued to expand its network across the country, maintaining its leading position in terms of quality of service in mobile Internet;

−   expanded its transformation plan aimed at increasing its profitability.

Morocco

The Orange group entered the Moroccan telecom market in 2010 through a partnership with Médi Telecom. The company, which was operating under the Méditel brand, became a consolidated subsidiary of the Group in July 2015 after Orange increased its interest to 49% of the capital. Since the end of 2016, all services have been marketed under the Orange brand. In 2020, the Group generated 1.4% of its consolidated revenue in Morocco.

With 33.9% of the mobile market (source: preliminary data ANRT, Q3 2020), Orange is the country’s second-largest mobile operator (behind the incumbent, Maroc Telecom, but ahead of Inwi).

In a Moroccan market heavily impacted by the Covid crisis, Orange maintained its commercial momentum in 2020 by accelerating the digitization of its offers and launching Orange Money. At the same time, prepaid mobile revenues continued their gradual decline in favor of monthly billing offers. Unlimited Internet plans are enjoying strong growth, with successful fiber optic and 4G (LTE-TDD box) offers.

Jordan

The Orange group entered the Jordanian telecom market in 2000 through a partnership with the incumbent operator Jordan Telecom. The company became a consolidated subsidiary of the Group in 2006 after Orange increased its interest to 51% of the capital. Since the end of 2007, all services have been marketed under the Orange brand. In 2020, the Group generated 0.9% of its consolidated revenue in Jordan.

With mobile market share of 27% at the end of 2020 (source: GSMA, Q4 2020), Orange is the country’s third-largest mobile operator, behind Zain and Umniah.

Orange is also present in the fixed market through its ADSL Internet offers, together with FTTH, launched in 2016. Zain and Umniah are also competitors in this segment.

In 2020, Orange continued its large-scale rollout of fiber optic to all of the country’s major towns and cities.

Orange has also signed an agreement with the European Union to launch innovation projects in the country. It continued to develop initiatives in favor of the country’s digital transformation through its Coding Academy, whose first graduates have now completed their training with an excellent hiring rate after graduating.

Lastly, Orange supported the country in its fight against Covid-19 through multiple actions on the ground, as well as several charitable initiatives.

Tunisia

Orange Tunisie launched its activity in May 2010 after acquiring its license in July 2009. The Orange group is a partner, with 49% of the capital.

Orange’s mobile market share is 23.6% (source: INT, Q3 2020), placing it in third position behind Ooredoo, which maintains its leading position, and Tunisie Telecom.

In 2020, against the unfavorable backdrop of the Covid crisis, Orange Tunisia accelerated its digital transformation (chatbot) and extended its footprint by optimizing its network of distributors and franchisees.

In addition, the Fixbox (an unlimited Internet service launched in June 2019, based on 4G LTE-TDD technology) has been a great commercial success.

1.4.3.4   Countries of Central and Southern Africa

Democratic Republic of the Congo

The Orange group entered the Congolese telecom market in 2011 through the acquisition of Congo Chine Telecom. In 2016, Orange acquired the Congolese subsidiary of the Millicom group, which operated under the Tigo brand. In 2020, Orange RDC generated 0.6% of the Group’s consolidated revenue.

With a mobile voice traffic market share of 29.16%, Orange is the country’s second-largest mobile operator, behind Vodacom but ahead of Airtel and Africell (source: ARPTC, Q2 2020).

In 2020, despite the health crisis linked to Covid-19, Orange DRC showed relative resilience, with growth in revenues from data services and Orange Money.

Orange was the first operator to launch 4G, and in 2020 continued to roll out its mobile broadband network to DRC’s main towns and cities.

2020 was also marked by the intensification of regulatory and tax-related investigations by the various Congolese authorities.

Cameroon

The Orange group has been present in Cameroon since the liberalization of the telecom sector in 1999. All services, initially launched under the Mobilis brand, have been marketed under the Orange brand since 2002. In 2020, the Group generated 0.7% of its consolidated revenue in Cameroon.

With market share of 34.9% in 2020 (Source: GSMA, Q4 2020), Orange is the country’s second-largest mobile operator, behind MTN but ahead of Nexttel. In 2021, fixed-line operator Camtel will launch a mobile business.

While the Covid crisis severely impacted the Cameroonian economy in 2020, Orange maintained strong commercial activity thanks to the sustained development of Orange Money and the mobile data business, as well as good performance from outgoing voice. The regulatory and tax-related issues investigated by the various Cameroonian authorities once again marked the year.

Botswana

The Orange group has been present in Botswana since 1998 and since 2003 under the Orange brand. In 2020, the Group generated 0.2% of its consolidated revenue there.

In a saturated market with a penetration rate of 164%, Orange is the second-largest mobile operator, with market share of 33.7%, behind Mascom but ahead of Be Mobile (source: GSMA, Q4 2020).

The health crisis has severely impacted the economy in Botswana. However, Orange enjoyed good commercial momentum in 2020 thanks to the success of its abundance voice and data offers. Its strong growth is also attributable to significant investments in the network to improve quality of service.

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Madagascar

The Orange group has been present in Madagascar since 1998 and since 2003 under the Orange brand. In 2020, the Group generated 0.2% of its consolidated revenue there.

Orange is the country’s second-largest mobile operator, with market share of 25.2% (source: GSMA, Q4 2020), behind the incumbent Telma, but ahead of Airtel and Blueline, an MVNO.

In 2020, despite the health crisis linked to Covid-19, Orange Madagascar maintained revenue growth thanks to the development of mobile data services, which more than made up for the underperformance of voice services. Orange’s business in Madagascar was also marked in 2020 by the development of connectivity offers in the B2B market. Orange also strengthened its innovative positioning in Orange Money financial services by stepping up the development of its pico- and micro-credit solutions with the M-kajy offer.

Central African Republic

The Orange group entered the telecom market in the Central African Republic in 2007 as the fourth entrant. In 2020, the Group generated 0.1% of its consolidated revenue there.

With revenue growth of nearly 25%, Orange consolidated its leading position in the Central African Republic market in 2020, ahead of Telecel and Moov, with market share of 50.0% by value (source: Arcep RCA, Q2 2020). 2020 saw the demise of the fourth operator, Azur.

The strong growth in 2020 is attributable to continuous improvement in the quality of service and strong sales momentum. The development of B2B and Orange Money activities also accelerated in 2020.

Mauritius

The Orange group has been present in Mauritius since 2000 through a partnership with the incumbent operator, Mauritius Telecom, in which it holds 40% of the capital.

Mauritius Telecom is the leader in Internet and fixed telecom services in Mauritius, ahead of DCL, and in mobile services ahead of Emtel and MTML, with market share of 50.5% at end-2020 (source: GSMA).

The operator offers a comprehensive range of fixed and mobile data and voice services. It also offers convergence packages (voice, IP and TV) through its MyT service. The first operator to launch 4G and a mobile payment service in 2012, Mauritius Telecom launched its fiber optic network (FTTH) in 2013 and now covers almost all of the country’s households.

The main growth drivers for Mauritius Telecom lie in content, in particular with a strategy of investing in premium content, enabling Mauritius Telecom to strengthen its position as the market leader.

The company also offers international connectivity via fiber optic submarine cables.

1.4.4     Enterprise

The Enterprise business segment includes all services to key accounts, local authorities and companies with over 50 employees in France, as well as multinationals around the world. Operating under the Orange Business Services brand, Orange is one of the world leaders in supporting the digital transformation of businesses. As an infrastructure operator, technology integrator and value-added services provider, Orange Business Services has a complete portfolio of offers designed to assist its customers to carry out their digital transformation projects and implement their communication projects. Orange provides its customers with a high level of expertise in terms of protecting, collecting, transporting, storing, processing, analyzing and sharing their data and creating value. Under the Orange Cyberdefense brand, it also offers its customers enhanced data protection during all these stages.

Business services (connectivity and IT integration services) are one of the three growth drivers identified by the Group and are key to the new Group strategy, Engage 2025 (see Section 1.2.2 The Orange group strategy).

Moreover, in the face of increasingly sophisticated and global threats, cybersecurity has become a critical challenge for companies and institutions. It is a growth market that requires both critical mass to respond to the complexity of the attacks, and closer contact with customers. Orange is pursuing its development strategy with the aim of extending its international footprint and expertise in this field.

In 2020, the Enterprise sector generated 17.5% of the Group’s consolidated revenue.

The market

The unprecedented global health crisis resulting from the Covid-19 pandemic had a major impact on 2020. Political decisions and protective measures implemented in countries across the world had a major impact on economic activity. In business sectors across the board, companies and their employees had to adapt quickly and change the way they work, prompting a review of processes and IT infrastructure in a bid to rise to new challenges such as the widespread rollout of telework.

The year’s new challenges and the resulting changes in usage had a significant impact on the communications and IT services market for businesses. While the use of networks, the Cloud and collaborative tools increased significantly, companies’ economic circumstances encouraged them to prioritize and reduce their expenses, particularly through project postponements and cancellations in the field of IT. The business communication and IT services market totaled approximately 1,240 billion euros worldwide in 2020, down 4.3% in constant currency (source: Gartner, Q3 2020). The decline affected all services, both telecom services (-6.8%) and IT services (-3.2%), across all geographies.

The provision of telecommunication and IT services to companies is a highly competitive market. It is shared by many players, notably telecommunication operators, network integrators, managed IT service providers, and Internet or digital players. Given the large number of players, no reliable or pertinent information is available on market shares.

In the specific cybersecurity services market, Orange now ranks as a major player, with one of the deepest footprints in Europe. Orange Cyberdefense ranked fourth in the Europe, Middle East and Africa region in 2020, and twelfth worldwide (source: Teknowlogy Group study, December 2020).

Orange Business Services activities

Orange offers a wide range of products and services, including those that are packaged or tailor-made and using different methods such as integrated, managed or Cloud, aimed at guiding businesses in their digital transformation, and structured around their main challenges (connectivity, mobility, streamlining of processes, smoothness of exchanges with customers and support for their projects).

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Orange has structured its portfolio of offers around four main types of products and services:

−   fixed telephony (conventional and IP) and audio conference services;

−   mobile telephony offers;

−   network offers, including certain service guarantee levels (mobile and fixed connectivity, data transfer, hybrid networks, fixed and mobile convergence offers);

−   IT and integration service offers, including Cloud solutions, digital & data solutions, cyberdefense solutions, intelligent mobility solutions, unified communication and collaboration services, and customer services and consulting:

-     Cloud solutions include virtualization and the development of "aaS" (as a Service) solutions and business models that business customers are embracing. Orange is particularly well placed in terms of the multi-cloud solutions that its customers are increasingly demanding and for which it can share its experience in the construction, management and orchestration of large-scale complex structures,

-     Digital & data solutions, including the Business & Decision subsidiary, enable the design of digital solutions for customers in the fields of Big Data, data analytics and artificial intelligence, in addition to the integration and supply of systems, business applications and application programming interface (API). Through its Enovacom subsidiary, Orange also offers healthcare players tailored solutions to meet the challenges of digital transformation,

-     Cyberdefense solutions covering infrastructure and users, in managed and integrated or Cloud mode (safe work environments and infrastructure, cyberdefense, management and governance), supervised from a security operations center [REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED],

-     Smart mobility solutions are based not only on mobile technologies, but also on the IoT (Internet of Things),

-     Unified communication and collaboration services include interoperability between telephony, messaging and video conference solutions, in triple or quadruple play,

-     Lastly, advice and services to customers include needs analysis, solution architecture, support from rollout to implementation, user training and administration of services and solutions in a range of areas: transition to all-IP, adopting Machine to Machine and the Internet of Things, supervising and managing quality of service, switching to Cloud infrastructure solutions, and the digital transformation of companies.

These offers are also used to develop cross-sector business solutions (finance, transport, energy, government and public sector, geolocation and fleet management, etc.).

As regards its core business as an operator, Orange relies on international partners to supplement its offer and geographical coverage in areas where its customers operate and where its presence does not offer a comprehensive solution. The Group is working to build this type of partnership in the most developed markets, preferably with the leading operator or its direct competitor, like NTT Communications in Japan or AT&T in the United States.

Orange also works in close collaboration with an ecosystem of international technological partners, who are leaders in their respective fields of connectivity, unified communication, Cloud infrastructure, effective data use or cybersecurity. In 2020, two strategic partnerships were announced: the first with Google Cloud (around data services, artificial intelligence, the Cloud and edge computing) and the second with Amazon Web Services (around innovation in the Enterprise Cloud and digital transformation). For more information on these two partnerships, see Section 1.3 Significant events. In addition, Orange is a founding member of the Gaia-X European sovereign Cloud project launched in November, which comes at a key moment in the multi-cloud digital transformation of companies.

Lastly, Orange is developing partnerships with service operators to develop a common business approach to offer innovative solutions for its customers. For example, in November 2020, this approach prompted Orange to invest in LBO France’s Digital Health 2 (DH2) fund to speed up the development of e-health in France and Europe.

The health sector is a key focus of the Engage 2025 strategic plan. With that in mind, Orange Business Services decided to combine its health business within the Enovacom subsidiary from October 1, 2020 in order to intensify synergies and support the digital transformation of healthcare players. Through Enovacom, Orange aims to become a leader in digital health in France.

In 2020, Orange signed a series of major contracts to support its customers around the world, notably with AkzoNobel to drive its digital transformation through secure end-to-end global connectivity services, and with KDDI, a Japanese telecommunication service provider, to equip more than 1 million Toyota and Mazda vehicles with connected device services. Orange also co-innovated with Schneider Electric by launching the first indoor rollout of 5G in the industrial sector in France on experimental spectrum allocated by Arcep as part of a pilot project (see Section 1.3 Significant events).

Meanwhile, Orange Cyberdefense continued the integration of SecureData and SecureLink, two companies acquired in 2019. Its integrated model makes for global presence and local support enabling it to tailor solutions to the needs of its customers.

1.4.5     International Carriers & Shared Services

The operating activities of the International Carriers & Shared Services segment include:

−   international carrier activities undertaken by the Wholesale International Networks Division (rollout of the international and long-haul network, sales of international telephony and services to international carriers, and installation and maintenance of submarine cables); and

−   the activities of OCS and Orange Studio in content.

The segment also includes other cross-cutting activities of the Group, in particular research and innovation (see Section 1.6), or real-estate, as well as support and shared activities including corporate functions at the headquarters.

The operating activities of the segment accounted for 2.2% of the Group’s consolidated revenue in 2020.

1.4.5.1   International Carrier activities

The wholesale operator market comprises three categories of players: global wholesalers, multinational retail operators (including Orange) and regional or specialist players.

The wholesale market’s customer base comprises voice market specialists (call-shop, prepaid cards), fixed and mobile domestic retail carriers (including MVNOs), Internet access and content providers and OTT players. International carriers also sell wholesale traffic to each other.

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Wholesale International Networks (WIN) offers a broad range of solutions on the international market. Its business is structured on a large infrastructure of long-haul networks. Its presence in both the retail and wholesale markets means it can develop solutions that are particularly well adapted to the needs of the retail operators.

The Group is notable for being heavily involved in the design, construction and operation of submarine cables. With its ownership or co-ownership of several cable systems, Orange ranks among the world’s largest owners of submarine links. This has enabled it to satisfy the increase in transatlantic traffic.

The Group’s wholesale activity is based on:

−   a seamless global network [14] and an IPX protocol network [15] supporting voice and data with points of presence throughout the world;

−   a global network of dedicated IP routes with end users in more than 220 countries, connections to more than 200 Internet service providers, and connectivity in over 100 countries in a single IP network hop;

−   99.99% network availability, and centralized network supervision 24/7.

In 2020, IP data traffic increased by 29%, very sustained growth intensified by the health crisis.

Offers

Voice services

Voice service solutions enable operators worldwide to transit their customers’ calls internationally to over 1,200 destinations with 24/7 technical support.

Services to mobile operators

With mobile services solutions, Orange offers roaming as a result of direct connections with over 200 mobile operators as well as broad connectivity enabling it to offer messaging services.

Internet and transmission services

Orange’s data and IP network includes terrestrial, submarine and satellite systems which combine to create a vast global network. With its Internet network, Orange offers adjustable solutions to meet the needs of Internet service or content providers.

Convergence services

Orange provides operators with a multiservice offer to enable them to manage their voice and mobile data services over a single connection.

Security and anti-fraud services

To protect the value of its customers’ business, Orange Wholesale International Networks offers solutions covering the protection of identity and privacy and that of its networks, mobile traffic and voice traffic.

The portfolio of anti-fraud and security services relies on voice, Internet and mobile service solutions. These offers include audit, detection and protection functions as well as the provision of analysis reports. The portfolio also contains offers that focus on the fight against the dangers of cybercrime. Orange Wholesale International Networks’ customers can resell some of these offers to their own customers.

Orange Marine

Orange Marine is a major player in submarine cables, from the early research and engineering stage through to the setting up of intercontinental connections and the maintenance of existing cables. In total, Orange Marine has installed more than 265,000 kilometers of submarine cables (including over 30,000 kilometers of buried cables) across all oceans and carried out surveys on over 80,000 kilometers of seabed. Its vessels carried out more than 850 repairs on defective cables, some of which were performed at a depth of 5,000 meters. Orange Marine has a cable-laying fleet of seven vessels (six cable ships and one submarine research ship). It represents 15% of the global fleet and is one of the most experienced worldwide.

In 2020, Orange Marine operated without significant interruption despite the global health crisis, with vessels in operation in the Atlantic and Pacific, as well as in the Mediterranean and Indian Ocean. For more information on the announcements made by Orange regarding submarine cables, see Section 1.3 Significant events.

1.4.5.2   Content activities

Content distribution activities (TV, video-on-demand, music, video games) are a key component of Orange’s strategy as a multi-service operator, with over 10 million households in Europe connected to its TV universe at the end of 2020. These activities help promote the Group’s very high-speed broadband offers.

Orange’s content strategy is primarily based on developing partnerships with rights holders and service publishers. Orange is focused on its role of aggregator and distributor by referencing the best entertainment services available in order to offer them to its customers through its broadband networks.

In France, Orange is also developing an ambitious policy of producing and co-producing films and series, and broadcasting them via its Orange Studio subsidiary and its premium service, OCS. All OCS programs are available via scheduled programming and on-demand. Most distributors offer OCS and it can be accessed directly online. At end-2020, OCS had nearly 3 million subscribers.

Orange Studio’s business was heavily impacted by the Covid-19 health crisis. 2021 was a shortened year, as movie theaters were open for less than seven months, and barely two and a half months under normal operating conditions. Against that backdrop, Orange Studio reduced the number of releases of its films in theaters and turned to platforms. Amazon thus acquired the rights to Kheiron’s "Brutus vs. César", and Netflix started screening "Cuban Network" by Olivier Assayas. Among series, the critically acclaimed début original production "Cheyenne and Lola" has been available on OCS since November 2020. Furthermore, "La Belle Epoque" by Nicolas Bedos picked up three César awards out of its eight nominations at the ceremony held on February 28, 2020.

In Romania, the acquisition of Telekom Romania, announced in November 2020, will strengthen Orange’s position, making it number two in TV in 2021.

In addition, Deezer, an Orange partner since 2010, continues to grow. Its services, available in France, Romania, Luxembourg and Côte d’Ivoire, have been extended more recently to Egypt and Morocco, and will be rolled out by other subsidiaries in the Africa and Middle East region in 2021. At the same time, Orange continues to roll out Orange Radio, its radio and podcast service available in 18 European and African countries, on mobile, web, TV and connected devices.

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On the strength of its social commitment for Africa, Orange has innovated in the field of digital reading by opening a digital book and press service in partnership with French player YouScribe. Lastly, the video game market continues its double-digit growth, boosted by multiple periods of lockdown in 2020. In this segment, Orange has strengthened its Cloud Gaming offering on Orange TV in France and its unlimited mobile gaming subscriptions in more than 15 countries.

1.4.6     Mobile financial services

Mobile financial services are a key component of Orange’s Engage 2025 strategy. With the expansion of its multiservice activities on the African continent, B2B and IT services, mobile financial services are one of the Group’s three growth drivers. The Mobile Financial Services business segment accordingly includes the activities of Orange Bank and Orange Bank Africa. Orange Money’s business continues to be driven by geographical segments.

The banking market

The European banking sector is currently undergoing far-reaching change, marked by:

−   the emergence of unforeseen risks, such as the Covid-19 pandemic, and an uncertain economic climate weighing on both revenue and cost of risk;

−   an enduring environment of low interest rates, which undermines the profitability of banks’ lending activity by narrowing their margins, despite the European Central Bank’s accommodating monetary policy;

−   the need to adapt to regulatory developments (DSP2, GDPR, etc.) in the face of more vigilant regulatory authorities (ACPR, CNIL, etc.);

−   increased competition and fragmentation of supply (online trading, account aggregators, open banking, etc.);

−   a boom in digital uses that is reshaping customer behavior (autonomous, distant, volatile, demanding) towards banks and prompting the integration of new technologies (instant payment, data and AI, blockchain, etc.) for greater innovation and performance.

The very intense competition in this market comes from players in several major categories:

−   the large conventional banking networks, which are gradually adapting their offering, structure and workforce to the new environment (7.6% of bank branches were closed between 2010 and 2019);

−   online banks, some of which are part of the large incumbent banking networks, which mainly emerged in the 2000s (Boursorama Banque, ING Direct, etc.);

−   neobanks (such as Orange Bank), which appeared in the 2010s and are based on a mobile application and a simplified customer experience. In competition with online and conventional banks, innovation is their key means of capturing market share: the number of current accounts opened in neobanks has increased by 150% in the space of two years and there are just over 3.5 million active accounts in France (source: ACPR 2020 study, "Neobanks in search of profitability");

−   fintechs (financing platforms, means of payment and account aggregators);

−   tech giants offering mobile payment solutions, including Apple Pay, the Facebook Messenger payment function, Samsung Pay, Android Pay, etc. They can offer financial services directly thanks to their banking licenses;

−   large retailers (Leclerc, Fnac-Darty, etc.), which are aiming to become links in the mobile financial services value chain, and new players from all backgrounds that continue to emerge in the banking market (MafrenchBank, Uber Money, Free, Starling Bank).

In the West African Economic and Monetary Union, the banking sector experienced an increase in activity indicators (total balance sheet, resources, uses of funds, portfolio quality, etc.) in the first half of 2020, despite the unfavorable economic climate resulting from the pandemic.

The sector was marked by the cut in the BCEAO key interest rates in June 2020, the postponement of the transitional provisions of the Basel II/III reform on capital ratios and increased competition in digital technology. In addition, the BCEAO has announced the launch of its interoperability project in 2021, which will impact the entire mobile money and banking ecosystem.

The very intense competition in this market comes from:

−   aggregators offering interoperable payment solutions (KKiaPay, Intouch, etc.);

−   mobile money operators such as MTN with MomoCash; and

−   conventional banks: all banking institutions are developing their digital channels via mobile applications.

Mobile Financial Services activities

Orange Bank

Orange Bank is positioned at the frontier of the banking and telecom sectors.

Modeled originally on the mobile uses of customers, in France, the offer carries no conditions related to income, savings or minimum balance. There are no bank charges attached to accounts and their associated bank cards (subject to certain terms and conditions of use). All basic banking services are offered: bank account, bank card, checkbook, authorized overdraft, savings account, à la carte insurance and personal loans. Customers can perform all their banking operations on a mobile handset. Moreover, when opening a bank account, customers have access to a network of nearly 300 Orange stores approved as banking operation and payment service intermediaries.

Relying heavily on telecom functions, Orange Bank’s innovations offer customers the ability to make contactless payments with credit cards or via mobile handsets, immediate access to their bank account balance, temporary blocking and unblocking of their credit card from the application, and to request and send money by text message. Customer relationships are managed by a virtual advisor, available 24/7, with the possibility of using the customer relationship center located in France.

2019 was dedicated to the launch of a premium bank card (which comes with a price advantage in the form of cashback for purchases in Orange stores) and a financing offer available in Orange stores enabling customers to finance their equipment purchases (smartphones, phones, tablets, connected devices and accessories). At the same time, significant investments in the continuous improvement of the app resulted in a 1 point increase in the app’s rating on stores year-on-year, giving the bank one of the best NPSs in the market (Source: Bain/Dynata global retail banking survey 2019).

In 2020, Orange Bank consolidated its development with insurance offers that can be taken out on mobile devices 24/7. This change is the result of the integration in the first half-year of Orange Courtage, which in particular sells insurance for mobile devices and had 549,000 individual customers at December 31, 2020. The bank has thus reached a new milestone in its cross-selling policy with Orange by becoming an insurance broker, while at the same time increasing the scope to assist its customer base with their equipment purchases.

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At the end of 2020, Orange Bank also launched new-generation bank cards developed with Mastercard and a Premium Pack dedicated to families, which enables parents to create accounts for their children and provide them with a Premium card in a protective environment.

In addition, Orange Bank continues to offer car loans sold in the Groupama network alongside vehicle insurance, and a home loan offer distributed by Groupama, Meilleurtaux and (since 2019) Nexity.

On the international stage, Orange Bank was launched in Spain at the end of 2019. This bank, which is 100% mobile, offers Orange customers a selection of savings accounts, checking accounts, Mastercard credit cards, and group management as well as numerous discounts on Orange phone bills. Innovations include the Group management function, which enables funds and expenses to be shared or transferred between several people, giving customers the option to manage joint subscriptions such as water bills or Netflix accounts. Since the summer of 2020, Orange Bank Spain has also been offering consumer credit and a solution for financing purchases of mobile phones in stores. The app is currently rated 4.9 on stores, making it the best-rated in Spain (Source: xxx).

At December 31, 2020, Orange Bank had nearly 1.2 million customers in France and Spain. This number includes customers who have opened an account with Orange Bank, as well as customers of credit and mobile insurance offers.

Orange Bank Africa

In July 2020, Orange and NSIA, a leading bancassurance provider, announced the launch of Orange Bank Africa’s commercial activities in Côte d’Ivoire after obtaining a banking license from the Central Bank of West African States (BCEAO) in 2019. Orange Bank Africa aims to meet the needs of a large part of the population excluded from the conventional banking world by enabling them to borrow or save small amounts essential for their daily lives. Orange Bank Africa plans to expand into Senegal, Mali and Burkina Faso.

Orange Bank Africa offers an innovative service:

−   instantly accessible to everyone, regardless of location, time, mobile phone generation or the level of income or savings;

−   easy to use; and

−   offering attractive borrowing and savings terms for low-income people.

The successful launch of Orange Bank Africa resulted in the acquisition of 356,000 customers by the end of December 2020 with its pico-credit and savings offers via Orange Money. More than 467,000 loans were granted in a total amount of 15.5 billion CFA francs, thereby contributing to the economic and social development of the populations concerned. Orange Bank Africa enables the Group to participate more fully in the economic activity of its host countries and thus remains in perfect harmony with the regional financial inclusion strategy promoted by the BCEAO.

1.5 Orange’s networks

For Orange group, the networks are a strategic asset and, as such, are subject to constant supervision, maintenance and modernization. Orange’s strategic plan, Engage 2025, launched in December 2019, is based on four key ambitions, including reinventing its operator model by capitalizing on its network advances (see Section 1.2.2 The Orange group strategy).

At end-2020, the Orange group operated networks in 26 countries to serve its B2C customers and in nearly 200 countries or territories to serve its B2B customers. Orange is continuing to modernize its networks to provide its customers with ever greater and more enhanced connectivity in all its locations.

The Group’s investments in its networks, other than those to maintain their quality (pole, cable and mast replacement) are designed to improve these networks in a number of respects:

−   the development of very high-speed fixed and mobile broadband (FTTH and 4G/5G), increased data transfer volumes and reduced connection latency. These investments concern all networks, from the mobile radio network and household Internet connectivity to submarine cables;

−   user migration from old technologies (analog telephony, copper networks, 2G, 3G) to new technologies;

−   gradual virtualization of network control functions ("programmability" of networks so that they can be adapted more quickly to new services and uses);

−   automation of network operation, which improves the quality of service for customers.

The networks are very extensive. In each country, they break down into (i) access networks (fixed or mobile), (ii) IP transmission and transport networks and (iii) control and service networks, supplemented by (v) international networks.

Access networks connect each customer - individual or business customers - and provide a first level of customer data aggregation. IP transmission and transport networks connect access networks with each other and with the networks of other operators in the relevant country, as well as with international networks. Service control networks, which drive access, transmission and IP transport networks, provide the connection between people and manage the services (voice, TV, Internet access, data). International terrestrial and submarine networks provide global connectivity for all services, voice and data, for which servers are often located on a different continent.

A glossary defining several of the technical terms used in this Section may be found in Section 7.2.2 at the end of this Registration Document.

A common feature of all these networks is the continual increase in their capacity. Usage continues to expand, and traffic volumes are increasing across all Group networks. To anticipate this growth, which will continue over the coming years, the Group is investing in its networks to increase their capabilities and performance.

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1.5.1     Access networks

Fixed access networks

Analog access and ADSL/vDSL broadband access

Copper access is made up of a pair of copper wires that connect each customer to a concentration point and give the latter access, via the distribution and transport network, to a local switch. It is used to deliver analog voice services and broadband access services.

Orange operates copper access networks in France and Poland, and in various countries in Africa and the Middle East (Côte d’Ivoire, Jordan, Senegal), to provide analog voice access services and data in the B2C, B2B and wholesale markets.

Fixed broadband ADSL/vDSL access (for voice applications, Internet access and television) is available in:

−   France and Poland, with coverage approaching 100% on the incumbent local loop;

−   countries in the Africa and Middle East region, where Orange is the operator of the copper local loop;

−   other countries (including Egypt, Spain and Slovakia), where Orange uses the local loop of incumbent operators, either unbundled or via bitstream-type offers;

−   Belgium and Romania, where broadband offers are marketed using the network of third-party operators;

−   Moldova, where, following the acquisition of Sun Communications, Orange operates a cable network.

Networks and services based on copper access are used less and less as users move to very high-speed broadband. They are therefore constantly being optimized and, in France, a timetable has been drawn up for the gradual discontinuation of the analog voice telephone service, and the removal of the copper network:

−   since the end of 2018: end of the marketing of new analog voice telephony lines;

−   from the end of 2023: technical discontinuation of the analog voice telephony service, by geographical area;

−   phasing out of the copper access network from 2023, with an estimated completion date of 2030.

Very high-speed broadband fiber optic access

FTTH (Fiber To The Home) network access extends the available broadband ADSL/vDSL service offer to include upstream and downstream very high-speed broadband (up to 1 Gbit/s and more), with improved performance, in particular in terms of response time.

In France, Orange has been deploying FTTH access for over ten years using GPON technology, which can pool several very high-speed broadband accesses on a single fiber without impairing the capacity of each access point’s capacity to increase speed. The rollout of the FTTH network started in 2007 in a few major French cities and was then expanded to all large cities. During the years 2011 and 2012, Orange entered into sharing arrangements with other telecom operators to speed up fiber optic rollout. In 2020, the rollout continued at a steady pace despite the health crisis, and Orange consolidated its leadership in France: a total of 22.9 million homes were connectable to Orange fiber at the end of 2020 (see Section 1.3 Significant events).

Orange is also rolling out fiber in Spain, where its FTTH network covered 14.9 million connectable households at end-2020. An FTTH fiber network has also been rolled out in Poland, with connectivity offered to some 5.0 million households, as well as in Slovakia, with 600,000 connectable households. The rollout of FTTH networks is also underway in Jordan, Côte d’Ivoire, Morocco and Senegal.

Orange shares its fixed access network in its three main countries, France, Spain and Poland, and intends to share certain future FTTH rollouts with other operators via FiberCos, possibly involving third parties. See Section 1.2.2 The Orange group strategy - Monetization of the networks and execution of the infrastructure strategy.

Radio and satellite access

In various African countries and in Eastern Europe, fixed services are provided through 4G/LTE in addition to copper and fiber optic networks.

Other than copper, fiber and radio access, fixed residential access and satellite television services are marketed via space capacity rental.

Mobile access networks

The GSM (2G), UMTS (3G), LTE (4G) and now 5G access networks support voice and data communication services that reach average speeds of several tens of Mbit/s and up to several hundred in optimal conditions, which makes it easier to send and receive voluminous content (audio, photo and video). The Group operates a mobile network in each of the countries where it offers consumer telecommunication services. The network supports GSM, UMTS and LTE technologies in all countries; in Europe, it also supports 5G technology.

To reduce its environmental impact and operating costs, Orange shares more than half of its radio sites with a competitor. Sharing can be either "passive" (confined to masts only), or "active" (masts and active equipment). Sharing of this nature, which previously concerned 2G/3G/4G technologies, now includes 5G. Passive sharing is in place in almost all of the Group’s host countries. Active sharing, which is more effective, has mainly been adopted in the following countries:

−   Poland, for nearly all of the mobile access network;

−   Spain, where the mobile access network is shared outside major cities (those with more than 175,000 inhabitants);

−   France, for 4G coverage of dead zones including the 2,000 new sites of the New Deal program;

−   Belgium, where an active mobile access network sharing agreement was signed with a competitor in 2019. Work to consolidate the two networks, which was underway at the end of 2020, will span several years; and

−   Romania, for sites in rural areas.

2020 was marked by:

−   5G rollouts in European countries, allowing commercial launches to go ahead in Poland, Spain, Luxembourg and France;

−   the implementation of sharing agreements in Spain and Belgium, and the New Deal agreement in France between the government, Arcep and the four mobile operators to ensure better mobile coverage in rural areas (see section 1.7.1.2.2 Regulation of mobile telephony).

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1.5.2     National transmission and IP transport and control networks

In each country where it has consumer customers, Orange operates a layered network:

−   transmission networks;

−   iP transport network;

−   control network;

−   voice service network.

The transmission network consists primarily of fiber optics, but also radio links, especially for alternative or purely mobile networks in MEA countries. These networks support voice and data traffic, for fixed and mobile retail (B2C and B2B) and wholesale services. Optical links offer bandwidth of up to 400 Gbit/s per wavelength, and Dense Wavelength Division Multiplexing (DWDM) technology makes it possible to have up to 80 wavelengths per fiber. Orange is one of the world leaders in the use of advanced optical functions to obtain a more flexible transmission network.

The IP network consists of routers connected to the transmission network. In France, an IP network dedicated to businesses is also in operation, in addition to the network managing data for B2C customers. The main purpose of this network is to connect a company’s French sites for internal data exchange on a Virtual Private Network (VPN) and provide it with Internet connectivity. It also provides Voice over IP transport for companies.

The control network (also known as the signaling network) manages calls and data connections, updates of location data for mobile phones, roaming and SMS. This network is being upgraded to new standards, for example to manage 5G.

In the countries in which it has fixed operations, Orange operates a switched telephone network (STN) to deliver analog voice and ISDN digital services. These networks are continually being optimized because of declining usage. In France, Orange stopped marketing its analog voice services at the end of 2018, and announced the first zones where voice services will only be available using IP technology from the end of 2023.

Orange has also rolled out fixed VoIP networks using IMS technology (IP Multimedia Subsystem) in many countries for B2C and B2B uses.

Until 2015, all mobile voice traffic was managed in switch mode by the mobile network in each country. In 2015, Orange rolled out mobile IMS infrastructure in European countries to offer VoLTE services (VoIP over LTE) and VoWiFi (mobile Voice over WiFi). At end-2020, VoLTE and VoWiFi had been rolled out in all of the Group’s European networks and were used by millions of customers.

1.5.3     International networks

Terrestrial network

The international terrestrial network comprises four main networks, connected via submarine cables:

−   the European network, whose rollout began in April 2012 in France, and which has been extended to include services in Frankfurt, London, Barcelona and Madrid, as well as submarine cable stations;

−   the North American backbone served by the two arms of the TAT-14 transatlantic cable system;

−   the Asian backbone in Singapore served by the SEA-ME-WE3 and SEA-ME-WE4 submarine cables; and

−   Djoliba, the first pan-African backbone, brought into service in November 2020. This infrastructure is based on a terrestrial fiber optic network coupled with submarine cables, thereby offering secure international connectivity from West Africa. The new backbone covers eight countries, Burkina Faso, Côte d’Ivoire, Ghana, Guinea, Liberia, Mali, Nigeria and Senegal.

Satellites

Orange uses satellite communications to provide VSAT (Very Small Aperture Terminal) services to Orange Business Services’ terrestrial or maritime B2B customers and to ensure connection with isolated mobile sites in Africa and IP or voice connectivity to other operators. To provide those services, Orange uses rented space capacity from satellite operators (such as Eutelsat, Intelsat, SES and Arabsat).

Submarine cables

To address the strong growth in international telecommunication traffic and in a highly competitive market, Orange is maintaining its level of investment in submarine cables and is continuing to develop its network in order to meet the needs of its customers. Due to the high cost of investments required in the construction of cables, such investments are carried out with the different players involved (operators, private companies, GAFAM) and in various forms (consortiums, purchase of user rights, transmission-capacity rental, etc.).

Orange is a partner in some 50 consortiums covering various routes: North Atlantic, Caribbean, Europe-Asia, Europe-Africa. In 2019, the PEACE project was confirmed with the signing of an agreement to lay a new cable linking France with East Africa and Pakistan and to bring it into service in 2021.

International service control networks

Orange operates an international control network to manage the signaling associated with the voice traffic, roaming and text messaging of its mobile networks and those of its operator customers. This network is evolving to handle new standards such as 5G.

Orange also operates a network for the supply of voice services for international businesses, based on the international IP MPLS network.

In addition, several centralized platforms were rolled out on the international transit points to provide value-added services to mobile operators.

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1.6 Research and development

In the information and communication technology (ICT) sector, which is undergoing major change in its value chain with the increase in the number of players and the creation of new economic models, innovation is a major growth engine for the Orange group. In 2020, the Group devoted 643 million euros (i.e. 1.5% of revenue) to furthering its research and innovation activities, including employee costs and operating and capital expenditure related to research and innovation for new products and services.

1.6.1     Research and innovation

Orange is currently a leading private player involved in digital research in France. In a rapidly changing world, Orange aims to be a committed player in current and future transformations including connectivity, especially with 5G and 6G, responsible artificial intelligence, the Internet of Things on a large scale, and digital technology with low environmental impact, synonymous with trust and sovereignty. The Group is developing open research that differentiates Orange from its competitors and offers inclusive innovation that is both accessible to all and focused on a positive vision of progress. Bringing together its activities around the creation of strategic innovation, research and the implementation of technical and data policies for the Orange group, the Technology and Global Innovation (TGI) Division is the driving force behind this innovation. Against the backdrop of rapid changes in our customers’ uses and expectations, the TGI Division is building competitive and value-creating assets for the Group. Its mission, "Prepare the future, build the present", is part of the Group’s strategy.

Orange is convinced that using data and artificial intelligence (AI) in a responsible, useful and accessible way will open new prospects for individuals, society and the planet. The Group invests in the French and European research and innovation ecosystem, joins forces with many start-ups and industrial partners and participates in the European AI agenda. Its research teams provide support in three priority areas: making networks smarter, improving operational efficiency and reinventing the customer experience. Orange offers a host of skills development systems in AI and Data: for people retraining with the "Microsoft AI School" created in association with Microsoft and Simplon, for apprentices with the Orange Apprentice Training Center and its "Data" program, and for young people and Group employees. Orange also supports initiatives to promote responsible and inclusive use of AI. In 2020, for instance, the Group strengthened its support for Impact AI, a think and do tank devoted to the social challenges of AI, and launched an International Charter for Inclusive AI with the Arborus fund. Orange was also the first company to obtain the GEEIS-IA label for its initiatives in the design, development and use of inclusive AI.

Supplying its customers with the best connectivity is key to Orange’s strategy. 5G technology enables improved connection speed to mobile services, with average speeds 3 to 4 times faster than 4G thanks to smart antennas installed on existing 4G sites. It is initially being rolled out in urban areas where 4G is in high demand and in areas with high levels of economic activity to ease the load on other networks. After an initial commercial launch in Romania at the end of 2019, Orange successively launched 5G in Poland, Spain, Luxembourg and France in 2020. Rollouts will continue gradually in those countries over the 2021-2023 period, as well as in other countries where the Group operates in Europe, Africa and the Middle East, depending on the availability of spectrum. From 2023, when the core networks move to 5G, Orange will be in a position to offer lower latency and network slicing by allocating certain network slices to cover critical usage or specific needs.

5G is an essential lever for the Group to achieve its commitment to be "Net Zero Carbon by 2040". It will progressively be more energy efficient than 4G, and up to 10 times more efficient by 2025. For the general public, 5G will promote the development of even more interactive, immersive and contextualized experiences for learning, working, communicating, playing and improving daily lives.

Its technical performance will also make 5G a lever for business competitiveness and regional development. Combined with other technologies like edge computing, artificial intelligence and the Internet of Things, 5G will open up a host of opportunities including the optimization of production processes and better support for isolated workers during maintenance operations. It will make it possible for the environmental impact of activities in a wide range of sectors including water, energy, waste, transport, buildings and smart cities to be managed with very high accuracy. Advances are also slated for telehealth, thanks to videoconferencing and the real-time transmission of high-definition medical imagery. In 2020, Orange conducted a number of case studies on the future use of 5G with companies in Europe, notably as part of co-innovation projects. The Group is also continuing its initiatives to stimulate innovation and enable start-ups and SMEs to test their existing and future solutions with 5G coverage.

Orange is continuing to roll out dedicated IoT networks in Europe: its LoRaWAN® network is steadily being extended in Romania and Slovakia, and Orange now offers nationwide LTE-M coverage in Poland. In the B2B market, Orange has developed its customer base with the "Smart Operations" offer, which includes the supply of sensors and secure connectivity to the LoRaWAN® network and the business line management interface. In the B2C market, Orange has enhanced its Maison Connectée home automation offering in France by signing a partnership with Somfy and launched a comprehensive range of smart objects that can be controlled via a mobile app under the "Smart Home" label in Belgium.

Orange is also focusing its connectivity innovation on the virtualization of network control functions (which allows for the emergence of new services and offers greater flexibility), and their automation. Artificial intelligence algorithms make it possible to automate and optimize various actions such as detecting the cause in the event of a failure on a fiber customer’s line or adapting mobile capacity in real time in line with change in traffic volumes during the day. In 2020, Orange signed a strategic partnership with Google to intensify its IT and digital transformation and develop new Cloud services, particularly in edge computing (see Section 1.3 Significant events).

For the environment, Orange is one of the sector’s pioneers, with its green network approach already going back several years. The Green program, which has already reduced the Group’s energy consumption linked to network and information system operations [REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED], continues under the Engage 2025 strategic plan. It will build notably on the energy efficiency of 5G and the eco-design of Data centers, as well as the use of data and AI, to further reduce energy consumption caused by network elements. Orange’s commitment to green networks is also reflected in the purchase of renewable energy. In 2020, Orange signed several power purchase agreements (PPA), multi-year contracts for the purchase of electricity produced by solar or wind farms, in Spain, France and Poland.

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For sustainable innovation, Orange reduced the environmental impact of SIM cards by releasing a new version in 2020. Used Group-wide, it requires half the volume of plastic backing of previous cards and can accommodate two chips rather than just one. This approach is further illustrated by the use of fully recycled plastic for the manufacture of Eco-SIM cards.

In Africa and the Middle East, September 2020 saw Orange announce the launch of the Sanza Touch, the first Orange 4G Android smartphone (Go edition) at GSMA Thrive Africa 2020. It rounds out the Sanza range that Orange was marketing in 16 countries in the region at year-end 2020. Sanza Touch ranks as one of the most affordable 4G smartphones on the market, enabling Orange to reaffirm its goal of providing more people with mobile Internet access and promoting digital inclusion. Brought out since October 2020, it was already sold in 4 countries at the end of 2020.

Orange’s research and innovation activities are conducted within the framework of an Open Innovation strategy to capture trends, find original solutions and benefit from partners’ skills and contributions.

This is reflected in a number of developments:

−   Orange signed nearly 60 research contracts with the world’s top University research centers between 2018 and 2020, and has also set up two joint laboratories: one with INRIA on the virtualization of network functions, and the other on antennas with the University of Nice. It is also closely involved in the b<>com Institut de Recherche Technologique, and is contributing to some 60 national and European cooperative projects, including through its involvement in eight competitiveness clusters (including the chair of the Images & Réseaux cluster) as part of a network of more than 3,000 industrial and academic stakeholders. Orange also funds five research chairs, including one with Institut Mines-Télécom on the values and policies of personal data;

−   many start-ups benefit from Orange’s support through a number of schemes including the Orange Fab program, which by the end of 2020 has helped accelerate the development of more than 500 start-ups in 18 countries spanning four continents. Orange is also developing its support for women start-up creators, with #FemmesEntrepreneuses and Women Start, as well as the best positive impact technological projects in Africa and the Middle East with the Orange Award for Social Entrepreneurship in Africa and the Middle East (known by its French acronym, POESAM), which is now in its eleventh year. It is also part of various global networks and events, including the Business France and French Tech networks;

−   lastly, Orange has an active policy of forming strategic partnerships with leading industrial players worldwide, which allows it to enhance its portfolio of products and services and open itself to new ecosystems.

1.6.2     Intellectual Property and Licensing

The Intellectual Property and Licensing Department protects, manages and adds value to Orange’s patent portfolio, which is one of the Group’s intangible assets. It also adds value to software. It is an asset that sets Orange apart from its academic and industry partners. Its role is also to defend the Group’s interests in the event of disputes involving intellectual property.

At December 31, 2020, the Orange group had a portfolio of 8,770 patents or patent applications in France and abroad protecting its innovations. To maximize their value, some patents are licensed through patent pools for patents pertaining to industry standards (e.g. NFC, MPEG Audio, WiFi, HEVC). Value maximization also concerns software such as engineering tools for the mobile network.

In 2020, 225 new inventions were patented, including major technical contributions to standardization (5G, coding, video, etc.). The Orange Labs network in France and abroad accounts for the bulk of the Group’s inventions. Orange ranks seventeenth among the top 30 French applicants with the European Patent Office, and eleventh in the National Industrial Property Institute’s ranking of French applicants published in 2020.

1.6.3     Capital investment

The Orange group plays an important role in financing innovation in the IT industry, drawing on various investment vehicles:

−   first, Orange Ventures, wholly owned by the Group: at the end of 2020, Orange strengthened its venture capital activity by creating Orange Ventures, a new company with a budget of 350 million euros. That makes it one of Europe’s 10 largest corporate venture capital funds. Orange Ventures invests in fast-growing companies in Orange’s established business areas such as connectivity, cybersecurity, digital enterprise and innovative financial services, as well as in new areas that the Group is exploring, such as e-health;

With offices in Paris and Dakar, Orange Ventures supports start-ups at all stages of their development, from the seed stage in Africa and the Middle East, to more mature phases in Europe and the United States, with unit investments of up to 20 million euros per round of fundraising.

For Orange, Orange Ventures serves to promote the emergence of future technological champions helping drive the transition to an increasingly digital and responsible world in the service of the greatest number in order to share their innovation capabilities with the Group’s 259 million customers worldwide.

To that end, Orange Ventures innovates by envisioning flexible and optional, but nevertheless highly structured processes for creating synergies between Orange and start-ups. Orange Ventures aims to match the financial performance of the best venture capitalists, and will make its investment decisions independently. The 20-strong Orange Ventures team has been strengthened with acknowledged experts from the world of venture capital. It has assumed the management of the Orange Digital Ventures portfolio, launched in 2015.

−   external investment funds with holdings in unlisted companies and managed by independent management companies, in which Orange has generally invested with other investors, mostly industrial companies, but occasionally also involving purely financial firms, include:

-     the Iris Next fund and the three Orange Publicis Ventures funds (Growth, Global and Early-Stage), created within the framework of a partnership with the Publicis group, and managed by Iris Capital Management in which the Group is also involved at governance level,

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-     two funds that invest mainly in Africa: Partech Africa, managed by Partech Partners, and the Franco-African Fund, managed by AfricInvest,

-     several other "thematic" funds, including Robolution Capital, managed by 360 Capital Partners and focused on robotics, Ecomobility Ventures, managed by Idinvest Partners and focused on digital and sustainable mobility, and Digital Health 2, managed by LBO France and focused on digital health,

-     two venture capital funds, Raise Investissement and Raise Ventures, managed by private equity company Raise, which also conducts philanthropic activities,

-     two seed capital funds, Paris-Saclay Seed Fund and Seedcamp IV, investing in very young start-ups, and

-     as an exception, the LAC 1 fund managed by Bpifrance, a fund of listed assets whose main decision-making centers are located in France.

The two new investments made by the Orange group in 2020 were the Digital Health 2 and LAC 1 funds mentioned above.

In total, the Group has made financial investment commitments (via direct or indirect equity investments) totaling nearly 650 million euros over the last 15 years as part of its private equity activity, including the 350 million euros assigned to Orange Ventures.

1.7 Regulation of activities

1.7.1     Regulation of telecommunication activities

In the countries where it operates, the Orange group must comply with various regulatory obligations governing the provision of its products and services, primarily relating to obtaining and renewing telecommunication licenses, as well as oversight by authorities seeking to maintain effective competition in electronic communications markets. Orange also faces specific regulatory constraints in some countries due to its dominant position in the relevant markets. [REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED]

1.7.1.1   European Union

1.7.1.1.1     Legal and regulatory framework

The European Union has laid down a common legal framework aimed at harmonizing the regulation of electronic communications. It is binding on the member states and must be implemented by the National Regulatory Authorities.

The general legal framework of the European Union has been amended by the European Electronic Communications Code, which came into force on December 20, 2018. It revises and combines four main directives deriving from the 2002 Telecom Package on:

−   a common regulatory framework for electronic communications networks and services;

−   the authorization of electronic communications networks and services;

−   access to and interconnection of electronic communications networks and associated facilities;

−   universal service and users’ rights relating to electronic communications networks and services.

Furthermore, Regulation (EC) 1211/2009 of November 25, 2009, canceled and replaced by Regulation (EU) 2018/1971 of December 11, 2018, implemented the Body of European Regulators for Electronic Communications (BEREC).

This legal framework is supplemented by sector-based texts (international roaming, open Internet, etc.) as well as broader texts aimed at the European digital ecosystem (protection of privacy, etc.).

1.7.1.1.2     Main community texts in force

The European Electronic Communications Code

The European Electronic Communications Code (Directive (EU) 2018/1972) came into force on December 20, 2018. The Member States then had 24 months to transpose it into national law. However, due to the health crisis, the transposition has not yet been completed in certain countries, particularly in Orange’s European countries.

The Code includes a regulatory objective to support the deployment and adoption of very high-connectivity networks - in line with Orange’s wish to see regulatory objectives redirected toward support for investment.

In addition, the rules governing access obligations imposed on operators with significant market power have been positively adjusted in relation to the previous framework:

−   access obligations should better target only the relevant fixed access infrastructure so as to address competition issues in the retail market;

−   emphasis is placed on promoting co-investment in very high-connectivity networks. If an operator in a dominant position makes a co-investment offer that complies with certain provisions, it could be exempted from remedies related to its dominant status. Only co-investors will have access to the full capacity of these networks. The other operators will be able to enjoy the same quality of wholesale access as they did before the rollout of these networks. National regulators will need to secure approval from the European Commission for such measures;

−   the Code also favors the wholesale operator model - not present in the retail market - by exempting it from certain remedies, even in cases of market dominance.

In addition, obligations for access to fixed access infrastructure serving subscribers may be imposed symmetrically on all operators when it is not technically feasible or economically reasonable to replicate such infrastructure. These obligations are subject to a joint veto by the Commission and BEREC.

Concerning the allocation of radio spectrum needed for mobile services, the Code reinforces European rules aimed at improved harmonization and cooperation between Member States, including the minimum 20-year visibility of spectrum licenses. The implementation and in particular the allocation of spectral capacity remains a national affair with only light supervision from Europe. Provisions facilitating the deployment of "small-area wireless access points" and the availability schedule of the 5G spectrum were also adopted.

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With respect to the regulation of communication services, most of the obligations intended to protect end-users are for Internet access service and services using public numbering plan resources, independently of the service provider. Other services, such as interpersonal communication services independent of the numbering plan and signal transport services are only subject to a limited number of obligations.

However, regulation of the competitive markets for intra-European calls and SMS has been introduced with the Code through Regulation (EU) 2018-1971 of December 11, 2018, imposing a cap of 19 euro cents/minute and 6 euro cents/SMS, applicable since May 15, 2019.

Concerning universal service obligations, the Code abandons the principle of telephone service provision and calls on Member States to ensure the availability of affordable Internet access service, upholding the principle of potential designation should Member States consider that the market does not provide such services under said conditions, but increasing the burden of proof for Member States. The system of financing the universal service remains in the hands of the Member States, with coverage from public funds or from a fund financed by the sector. In addition, the Code opens the door to an extension of universal service obligations to include the supply of affordable mobile services.

The Code and its associated regulation on changes in BEREC’s responsibilities and governance do not create a European regulator. However, the Code does adopt the principle of full standardization of the rights of end-users, subject to exceptions, and strengthens the control exercised by the European Commission over access regulation and over the spectrum.

To help national regulators implement the Code, and as provided for within it, BEREC has put most of its guidelines out for consultation and published some of them in 2020.

Harmonization of analyses of relevant markets

On December 18, 2020, the European Commission published a new recommendation identifying two relevant product and service markets for which National Regulatory Authorities should carry out market analyses that may lead to the implementation of ex-ante regulation:

−   market 1: wholesale provision of local access at a fixed location (formerly market 3a/2014 of recommendation 2014/710/EC);

−   market 2: wholesale provision of high-quality access at a fixed location (formerly market 4/2014 of recommendation 2014/710/EC).

Call termination rates

The Code provides that fixed and mobile call termination rates will cease to be determined by National Regulatory Authorities but will be determined by the European Commission for all countries of the European Economic Area. This provision concerns European operators for calls terminating in a European country.

To that end, on December 21, 2020 the European Commission published a Delegated Act determining call termination rates:

−   fixed call termination is set at 0.07 euro cents per minute. As exceptions, a certain number of countries have the possibility of charging higher prices until the end of December 2021 (notably Poland, Belgium, Luxembourg, Romania and Slovakia);

−   mobile call termination is set at 0.2 euro cents per minute. However, a glide path is planned until the end of 2023: the maximum call termination rate for countries with rates above 0.2 euro cents per minute is 0.7 euro cents per minute in 2021, 0.55 euro cents per minute in 2022 and 0.4 euro cents per minute in 2023. Spain will be able to maintain its mobile call termination rate of 0.64 euro cents per minute in 2021, as it is below the cap of 0.7 euro cents per minute.

The Delegated Act will come into force the day after its publication in the Official Journal of the European Union, and termination rates will be applied from the first day of the third month after its entry into force, i.e. in principle no earlier than July 1st, 2021.

• Change in Orange’s mobile voice call termination rates in Europe (in euro cents per minute)

	2020	2021(1)	2022	2023	from 2022 on
France	0.74	0.70	0.55	0.40	0.20
Spain	0.64	0.64
Poland	0.94	0.70
Belgium	0.99
Romania	0.76
Slovakia	0.82

Sources : Cullen International December 2020 and Delegated act (EU).

(1)   rates will enter into force no earlier than July 1st 2021.

• Change in Orange’s fixed voice call termination rates in Europe (in euro cents per minute)

	31/12/2020	2021(1)	from 2022 on
France	0.077	0.070	0.070
Spain	0.059	0.070
Poland	0.599	0.111
Belgium	0.116	0.093
Romania	0.098	0.078
Slovakia	0.098	0.078

Sources : Cullen International December 2020 and Delegated act (EU).

(1)   rates will enter into force no earlier than July 1st 2021.

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International roaming

Regulation (EU) 2015-2120 of November 25, 2015 [16], which aims to eliminate surcharges for international roaming within the European Union, and Regulation (EU) 2017/920 of May 17, 2017, which lays down the rules for wholesale roaming markets [17].

−   impose, in the context of fair usage, the alignment of international roaming retail prices with national prices for intra-European communications (voice, SMS and data) from June 15, 2017;

−   expand, for customers using their cellphones outside the EU, pricing transparency requirements and bill shock prevention measures for European operators;

−   grant a regulated right of access to European roaming services for MVNOs and resellers, and sets new caps on wholesale markets:

-     voice: 0.032 euros excl. VAT per minute,

-     SMS: 0.01 euros excl. VAT per SMS,

-     data (price excl. VAT): 3.5 euros per GB in 2020, 3.0 euros per GB in 2021 and 2.5 euros per GB in 2022.

Suppliers of mobile services subject to the regulation on the pricing of intra-European roaming may apply a reasonable usage policy to their customers in terms of the consumption of these services in order to prevent abnormal or excessive use. Despite this option, in special and exceptional circumstances, when the supply of intra-European roaming at the national price threatens the viability of the supplier’s national pricing model, they can ask the national regulator for authorization to bill additional charges for the use of intra-European roaming, which are limited to the caps on wholesale roaming prices.

On February 24, 2021, the European Commission presented a draft new roaming regulation which envisages a further gradual reduction in wholesale prices until 2032. The current regulation, adopted in 2017, will expire on June 30, 2022.

Regulation of the open Internet

The TSM Regulation has introduced rules to ensure an open Internet within the European Union. Article 3.3 of the TSM states that in the provision of Internet access services, providers shall treat traffic equally and without discrimination, restriction or interference, irrespective of sender and recipient, the content consulted or broadcast, the applications or services used or provided, and the terminal equipment used. It is up to the Member States to adapt their national law to comply with this provision.

On April 30, 2019, the European Commission published a report on the implementation of the net neutrality component of the TSM Regulation. The Commission, in the light of market developments, concluded that the principles of the Regulation are appropriate and that they effectively protect end-users by promoting the Internet as a driver of innovation. The Commission pointed out that operators have correctly applied the regulation governing net neutrality and that national regulators have imposed very few fines. It does not propose any amendments to this Regulation.

On the basis of that report, BEREC published a new version of its guidelines in June 2020, clarifying certain points:

−   the scope of the regulation is limited to the part between the interconnection and the customer-side network termination point, thus leaving the terminal equipment outside the scope when it is located beyond that termination point;

−   the possible compatibility of 5G slicing technologies with the regulation.

Protecting personal data

The new General Data Protection Regulation (GDPR) came into effect on May 25, 2018. The GDPR, which replaces a 1995 European directive, is a general-purpose regulation intended for both public and private entities which harmonizes the management of personal data protection in Europe.

GDPR principles include:

−   single rules applicable directly in each European Union country;

−   application to all Internet users and service providers of the information society intended for the European market;

−   a single supervisory authority responsible for data protection as the contact point for Internet companies, namely that of the EU country in which they have their main establishment;

−   unambiguous consent which explicitly covers the processing of personal data;

−   definition of a pseudonymization process whose use is encouraged;

−   strengthening of the obligation to provide information to consumers;

−   the introduction of a "digital right to be forgotten".

National authorities for the protection of personal data now have greater powers. In particular, they may impose administrative penalties of up to 4% of total annual revenue on companies that infringe European rules.

On June 24, 2020, the European Commission submitted a report to the European Parliament and the Council on the assessment and review of the GDPR. It underlines the fact that European companies have generally achieved good compliance and sets out measures to facilitate the GDPR’s future application.

The entry into force of the GDPR also has indirect effects on the implementation of Directive No. 2002/58/EC of July 12, 2002 on Privacy and electronic communications, given that it changes the meaning of the notion of consent and the penalties to which the 2002 directive refers. The Commission wishes to replace the existing directive with a new regulation governing the sector, but there has been no political agreement on the new text to date.

Regulation of platforms

Regulation (EU) 2019/1150 promoting fairness and transparency for businesses using online intermediation services was adopted on June 20, 2019 and has been applicable from July 12, 2020. It aims to ensure rules for a fair, transparent and predictable trading environment for businesses and vendors on online platforms. This regulation is applicable to telecommunication operators offering Internet television services (IPTV), provided that conditions are imposed on the streaming provider.

Digital Services Act and Digital Market Act

On December 15, 2020, the European Commission published two pieces of legislation: an update of the e-Commerce Directive [18], known as the Digital Services Act (DSA), and a Regulation to combat the role of large online platforms, known as the Digital Market Act (DMA).

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The DSA amends and updates the obligations of intermediaries connecting consumers with goods, services and content. For telecom operators, the DSA brings in very limited changes in relation to the e-Commerce Directive (introduction of a one-stop shop and a limited transparency obligations).

For its part, the DMA ushers in an ex-ante regulatory framework for online platforms acting as gatekeepers, and also gives powers to the European Commission to conduct market investigations. Telecom operators are outside the scope of the regulation.

The draft texts have to be approved under the same conditions by the two co-legislators, the European Parliament and the Council.

1.7.1.2   France

1.7.1.2.1     Legal and regulatory framework

Legal framework

The electronic communications sector is mainly governed under national law by the French Postal and Electronic Communications Code (CPCE), as well as by legal provisions relating to electronic commerce, the information society, consumer protection and the protection of personal data, which must comply with European directives.

France transposed the European Telecom Package, as amended in 2009, via a Government Order dated August 24, 2011 and a Decree dated March 12, 2012 for the implementing regulations. The transposition of the European Code is underway and is to be carried out by means of Government Orders within six months from December 3, 2020, the date of enactment of the law on various provisions to adapt to European Union law in economic and financial matters, except for the provisions concerning the universal service (see below) and the obligations related to geographical network coverage surveys, set out in this law.

The audiovisual communication services produced or distributed by the Orange group come under the specific regulations governing this sector and are governed by Law No. 86/1067 of September 30, 1986 on the Freedom of Communication.

Regulatory Authorities

The Postal, Electronic Communications and Media Distribution Regulatory Authority (Arcep) is an independent administrative body created by the Act of July 26, 1996 and is in charge of the nationwide regulation of the electronic communications and postal sectors. Within the electronic communications sector, Arcep’s main missions are to define regulations for operators present in the markets in question. It has powers to sanction non-compliant operators and can rule in particular on disputes between operators over technical and pricing conditions for network access and interconnection. Arcep also allocates spectrum and numbering resources. Finally, it determines the size of contributions to fund the universal service obligation and oversees the mechanisms for delivering this funding.

The French Competition Authority is an independent administrative authority responsible for ensuring open market competition and compliance with public economic policy. It has jurisdiction over all business segments, including the electronic communications sector. It has sanction powers for anti-competitive practices, as well as consultative powers. It is also responsible for overseeing mergers and acquisitions.

The ANFr (Agence nationale des fréquences - French national frequency agency) is responsible for planning, managing and controlling the usage of radio spectrum and for coordinating the establishment of certain radio transmission facilities. The frequency spectrum is divided between eleven controlling authorities: public administrations, Arcep and the French Broadcasting Authority (CSA). Arcep and the CSA are in turn responsible for allotting to users the spectrum they control.

The CSA (Conseil Supérieur de l’Audiovisuel) is an independent administrative body created by the law of January 17, 1989. It is tasked with protecting the freedom of audiovisual communication in accordance with the law of September 30, 1986.

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1.7.1.2.2     Regulation of mobile telephony

Spectrum

Main Orange spectrum allocations in mainland France

700 MHz	Authorization granted in December 2015 for 10 MHz duplex for 20 years.
800 MHz	Authorization granted in January 2012 for 10 MHz duplex for 20 years for the deployment of very high-speed mobile broadband (4G).
900 MHz	Renewal in March 2006 of the 2G authorizations granted for 10 MHz duplex for 15 years. The 8.7 MHz duplex was reallocated under the New Deal for a period of 10 years through March 2031.
1800 MHz

Renewal in March 2006 of the 20 MHz duplex authorizations for 15 years. Under the New Deal, the authorization linked to this spectrum was amended, then the same quantity was reallocated for 10 years through 2031.

2.1 GHz	3G authorization granted in August 2001 for 20 years for 14.8 MHz duplex;
3G authorization granted in June 2010 for 20 years for 4.8 MHz duplex;
With respect to 14.8 MHz duplex, which expires in August 2021, 10 MHz duplex was reallocated until August 2031 as part of the New Deal.
2.6 GHz	Authorization granted in October 2011 for 4G services for 20 MHz duplex for 20 years for the deployment of very high-speed mobile broadband (4G).
3.4-3.8 GHz	Authorization issued on November 12, 2020 to use a 90 MHz spectrum block (3710-3800 MHz) in time-division duplexing (TDD) mode for a period of 15 years, with a possible extension of 5 years.

NB: this spectrum is technologically neutral for those granted since May 2011, or since May 2016 for those granted earlier, and Arcep may not oppose any request for neutralization.

The New Deal

The agreement signed on January 14, 2018 between the government, Arcep and the four mobile operators (Orange, SFR, Bouygues Telecom and Free Mobile) to ensure better mobile coverage of the country, and particularly rural areas, resulted in the modification, at the request of operators, of authorizations for 900 MHz, 1800 MHz and 2.1 GHz spectrum bands to include commitments for better coverage in the form of obligations, and the launch of a 10-year reassignment procedure of those spectrum bands, without auctions and with stable fees.

By decision of Arcep of July 3, 2018 (Decision No. 2018-0682), the coverage commitments under the New Deal (see below) for the period prior to 2021 apply with immediate effect under the amended authorizations. The obligations and commitments made by the operators beyond 2021 were included into the new authorizations granted in December 2018 (Decision No. 2018-1392) for 10 years from the expiry of the previous authorizations.

5G

On July 16, 2018, the Government and Arcep issued France’s roadmap for 5G, in particular for the three spectrum bands concerned: 3.4-3.8 GHz, 26 GHz and 1.4 GHz. A first consultation was launched on October 26, 2018 on the allocation of new spectrum for 5G in these three bands.

Following the issue of spectrum authorizations for the 3.4-3.8 GHz band in mainland France (see below), Arcep published a public consultation on December 18, 2020, proposing procedures for allocating spectrum in the 700 MHz and 3.4-3.8 GHz bands in Reunion and the 700 MHz and 900 MHz bands in Mayotte.

3.4-3.8 GHz band in metropolitan France

The procedure for allocating 5G spectrum in the 3490-3800 MHz band (i.e. 310 MHz) was conducted by Arcep, on the basis of the auction rules published on November 21, 2019 (Decision No. 2019-1386). Qualifying applicants were able to acquire a quantity of spectrum between a minimum of 40 MHz and a maximum of 100 MHz in a three-stage procedure:

stage 1: applicants were allocated a quantity of 50 MHz at the reserve price of 350 million euros in exchange for the subscription to optional commitments (see below).

stage 2: the remaining spectrum was allocated using purely financial multi-round auctions.

stage 3: the spectrum obtained was assigned after a further auction.

Following the three stages of the procedure, Arcep issued spectrum use authorizations on November 12, 2020. They came into force on November 18, 2020. The spectrum allocated to Orange is in the 3710-3800 MHz band, i.e. a block of 90 MHz in time-division duplexing (TDD) mode. The spectrum is allocated for 15 years, with the possibility of a five-year extension if the licensee agrees to the terms of the extension. The total price of the spectrum allocated to Orange is 854 million euros. Its payment is spread over 15 years for the 350 million euros in respect of the 50 MHz block and over four years for the 504 million euros in respect of the block obtained during the main auction phase.

With the exception of the obligation to open services in at least two cities with populations of over 150,000 before the end of 2020, canceled due to the date of granting of the authorization, all the obligations contained in the specifications are included in the authorization.

The obligations are as follows:

−   the rollout of sites (3,000 sites by the end of 2022, 8,000 by the end of 2024 and 10,500 by the end of 2025), of which 25% of those rolled out by the end of 2024 and the end of 2025 must be located in rural areas or industrial areas outside of very densely populated areas;

−   widespread availability of a 5G service at all sites by the end of 2030, an obligation that may be met either with the 3.4-3.8 GHz band or another band;

−   the provision of a speed of at least 240 Mbps per sector from 75% of sites by the end of 2022, 85% of sites by the end of 2024, 90% of sites by the end of 2025, and 100% of sites by the end of 2030;

−   coverage of the main highways by the end of 2025, major roads by the end of 2027;

−   the provision of differentiated services and the activation of the IPv6 (Internet Protocol version 6) network protocol.

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In addition, the commitments made by Orange to participate in the first stage of the procedure, which allowed it to obtain 50 MHz at a reserve price became obligations in the authorization issued:

−   from the end of 2023, Orange will have to provide a fixed offer from sites using the 3.5 GHz band and a fixed offer to cover premises that benefit from fixed access radio network services;

−   Orange will have to meet reasonable requests for the provision of services from private sector companies and public sector structures, provide indoor coverage, offer hosting for mobile virtual network operators (MVNOs) and be transparent about network failures and planned rollouts.

26 GHz band

The government and Arcep called for the creation of experimentation platforms by way of an open window in January 2019. Named in October 2019, the ten or so winners of authorizations will be able to experiment with 5G in this spectrum band for a period of three years. Orange has obtained two temporary authorizations, one for the Chatillon campus and the other for a project with the SNCF (French Rail) at Rennes station.

Extension of spectrum authorizations for Reunion and Mayotte

In its Decision No. 2019/1753, Arcep extended authorizations to use spectrum allocated to Orange in the 900 MHz band in Mayotte and the 900 MHz and 1800 MHz bands in Reunion. This extension brought the expiry dates of both authorizations into line with those of the other operators in those two areas.

Mobile coverage

The New Deal

Under the New Deal, operators are committed to:

−   expanding the coverage of metropolitan France by way of the "targeted coverage" scheme, making it possible for each operator to cover 5,000 new areas (most of which are shared between operators), replacing the existing programs ("town center dead zones", "800 strategic sites" and the "France Mobile" program), which will now be fully paid for by the operators;

−   generalizing access to very high-speed broadband by introducing 4G with a power rating in excess of 5W to all their own mobile sites by the end of 2020, and to 75% of the sites in the "town center dead zones" program by the end of 2020, upping this to 100% by the end of 2022;

−   accelerating the coverage of transport routes, so that the main highway and rail routes have 4G coverage. The agreement also includes provisions on coverage in regional trains;

−   improving coverage inside buildings, with two components: progressive availability of voice and SMS services via WiFi with the goal of enabling 80% of our customers who own a compatible handset to benefit from these services by the end of 2019; and marketing of an offering allowing public companies and individuals who so request to obtain improved multi-operator indoor coverage of their buildings at a reasonable rate;

−   improving reception quality throughout the country, and particularly in rural areas. The new performance standard applied to operator obligations will be that of "good coverage" defined as the "ability to be able to call and text SMS outside of buildings in most cases and within buildings in some cases".

These obligations have been written into their current authorizations and in the newly allocated 900 MHz, 1800 MHz and 2.1 GHz band authorizations for ten years.

Obligations to deploy and provide 4G coverage in metropolitan areas including that resulting from the New Deal

(as a % of the population)	Jan-17	Oct-19	Dec-20	Jan-22	Dec-22	Oct-23	Jan-24	Dec-25	Jan-27	End-2030
Regional rail network (coverage inside trains in each region as a % of track)									60%	80%
Regional rail network (national coverage inside trains as a % of track)				60%					80%	90%
Regional rail network (national coverage alongside tracks as a % of track)								90%
Priority highways (as a % of highways out of car)			100%
Priority highways (as a % of highways from inside vehicles)				100%
Town centers in the "dead zones" program (1)			75%		100%
In the priority rollout areas (2) in very high-speed mobile broadband (3)	40% (800 MHz)			90% (800 MHz) 50% (700 MHz)					92% (700 MHz)	97.70% (700 MHz)
In each French department							90%		95%
Across the entire mainland France area		60%				75%			98%	99.60%

(1)   1% of the population and 3,300 town centers.

(2)   18% of the population, 63% of the country.

(3)   An operator has met its obligation to provide a very high-speed mobile broadband service when the equipment deployed enables a theoretical peak speed of 60 Mbps.

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Additionally, operators are obliged to provide a mobile radiotelephone service under the "good coverage" conditions set out by Arcep to 99.6% of the population by March 2024 at the latest, and to 99.8% by March 2028.

In June 2019, Arcep opened a sanctions procedure against Orange, covering all the obligations laid down in the New Deal. On July 27, 2019, it issued Orange with formal notice to comply with the first deadline of the "targeted coverage" scheme relating to the order of July 4, 2018, which requires new sites to be brought into service by June 27, 2020.

Pursuant to the provisions of Government Order No. 2020/306 of March 25, 2020 relating to the Covid-19 health crisis, the first deadline for the targeted coverage scheme has been postponed to October 9, 2020. Then, on November 10, 2020, Arcep published new maps showing the progression of 4G mobile phone coverage for each of the 96 departments in mainland France. On this occasion, "Arcep welcomed the good progress of the Mobile New Deal, thanks to the mobilization of operators, local players and public authorities." At end-December 2020, Orange’s 4G coverage was 99% of the population and 92% of the country.

Infrastructure sharing

The New Deal agreement contains clauses relating to the pooling of networks, including active sharing where all four operators are present on a site as part of the targeted coverage arrangements. A mobile site sharing contract was signed in July 2019 between the four network operators for the deployment of 4G on sites destined to be actively shared. This agreement is gradually being implemented for the sites of the "Town center dead zones" program and the new sites to be deployed as part of the New Deal’s targeted coverage scheme.

In this context, operators are subject to an obligation to comply with the requests of other operators to ensure passive ex-ante pooling in the priority rollout area. However, the agreement provides that this obligation may be waived if an offer of access to a sufficient number of sites and at a reasonable price, deemed satisfactory by Arcep, proves to be available to significantly improve the coverage of one or more other spectrum holders in rural areas. In this context, Orange and Free signed a pylon co-construction agreement on January 15, 2020, and Orange has asked Arcep to lift the sharing obligations for the new sites in priority rollout areas. Arcep has granted Orange’s request and has lifted the network sharing obligation in such areas (Decision No. 2020/1485).

In addition, Arcep has issued its opinion on the extension of the roaming agreement between Free Mobile and Orange in mainland France, finding that it does not appear necessary to ask the two companies to amend their contract. This amendment extends the national roaming termination period until December 31, 2022, while maintaining the maximum uplink and downlink speeds that roaming customers can reach at 384 Kbps.

Orange’s obligations regarding cost accounting and accounting separation for the mobile business

The accounting and cost recovery obligations imposed on mobile operators are set out in Arcep Decision No. 2018/0685, published on June 19, 2018. This decision applies to Orange, SFR, Bouygues Telecom, Free Mobile, SRR and Orange Caraïbe.

Analysis of the wholesale mobile call termination markets

The fixed and mobile termination markets are regulated by Arcep Decision No. 2017/1453 for the 2017-2020 cycle. The decision confirms the cost-orientation obligation for call termination rates. The cap levels for call termination were eliminated in the final decision. Mobile operators, including Orange, have left their rates unchanged since 2017.

Pursuant to the European Code, the European Commission has published a Delegated Act setting the level of mobile termination from 2021 (see Section 1.7.1.1 European Union).

1.7.1.2.3     Regulation of fixed telephony, broadband and very high-speed broadband Internet

Regulation of fixed broadband and very high-speed broadband networks

Adoption by Arcep of the new fixed broadband and very high-speed broadband market analysis framework for the 2021-2023 period

On December 17, 2020, Arcep adopted new decisions within the framework of analyses of the fixed broadband and very high-speed broadband markets for the 2021-2023 period.

They define, on the one hand, the asymmetric regulation [19] of the fixed broadband and very high-speed fixed broadband markets:

−   a separate civil engineering contract;

−   market "3a", passive offers;

−   market "3b" for activated mass market offers;

−   market "4" for specific activated B2B offers.

Arcep has also adopted a decision aimed at completing the framework for symmetrical fiber regulation applicable to all operators operating FTTH networks, as well as a recommendation clarifying the application of this framework. Lastly, Arcep has adopted a decision setting a price framework for access to Orange’s local copper loop.

The regulatory changes focus on three key objectives: support the switch from the existing copper network to fiber, continue pro-investment regulation to make the FTTH network the new benchmark for fixed infrastructure, and boost the B2B market.

Existing regulatory framework for the regulation of wholesale offers for the 2021-2023 period

"Civil engineering" market analysis Decision No. 2020/1445 defines a new relevant market for all civil engineering infrastructure for network rollout, and designates Orange as the operator exercising significant influence. As such, Orange must grant reasonable requests for access to its civil engineering infrastructure (optical local loop offer) and associated resources and services (SAN/OAN hosting offer and LFO offer).

"3a" market analysis Decision No. 2020/1446 redefines the relevant market for access to copper and fiber local loop networks (to take into account the new "civil engineering" market) and designates Orange as the operator exercising significant influence. As such, Orange must grant reasonable requests for access to its copper local loop network and the associated resources and services (unbundling offer). Orange must also grant, in very dense areas, reasonable requests for connection to its FTTH network from companies located in buildings not yet covered by FTTH. This obligation only applies to Orange, unlike the rest of the regulatory framework for the pooling of FTTH networks.

"3b" market analysis Decision No. 2020/1447 maintains the relevant market for activated access ("bitstream") to copper and fiber networks for mass market customers and designates Orange as the operator exercising significant influence. As such, Orange must grant reasonable requests for activated access to its copper network (DSL access and bitstream offer).

Orange — 2020 Universal Registration Document         45

"4" market analysis Decision No. 2020/1448 maintains the relevant market for high-quality activated access to copper and fiber networks for the B2B market and designates Orange as the operator exercising significant influence. As such, Orange must grant reasonable requests for high-quality activated access to its copper and fiber networks (DSLE offer/FTTO offers).

These decisions impose on Orange obligations of transparency, non-discrimination, quality of service, publication of reference offers, price control and accounting separation.

Changes in the current regulatory framework for the regulation of FTTH networks

Decision No. 2020-1432 supplements the symmetrical regulatory framework for the pooling of FTTH networks, notably by extending obligations that until now only applied to Orange to all infrastructure operators. Under the new decision, infrastructure operators must notably offer on their FTTH networks an offer with a recovery time guarantee (RTG) of ten hours and an RTG offer for the B2B market, possibly including an adapted architecture (FTTE). This new decision also specifies the obligations related to rollout (in particular for new buildings or buildings that can be connected on request and buildings without an address), reinforces the non-discrimination obligation (particularly with regard to information systems) and imposes an accounting reporting obligation.

The recommendation of December 8, 2020 clarifies a few additional points, in particular with regard to FTTE and the conditions for the renewal of co-funded usage rights.

Management of FTTH rollouts

Commitments made by Orange in the AMII zone under Article L. 33-13

In early 2018, Orange formalized its proposed FTTH rollout commitments in nearly 3,000 municipalities under Article L. 33-13 of the French Postal and Electronic Communications Code. Orange proposed that it commits to ensuring that, within its FTTH deployment scope in the AMII area: (i) by the end of 2020, 100% of homes and professional premises would have access to FTTH sales offers (including a maximum 8% of premises connectable on demand, excluding refusals by third parties), and (ii) by the end of 2022, 100% of homes and professional premises would be made connectable (excluding refusals by third parties). These commitment proposals took into account the agreement reached at the end of May 2018 by Orange and SFR which led to Orange withdrawing from 236 municipalities to SFR’s benefit.

Commitments proposed by Orange (and by SFR) were accepted by the French government on July 26, 2018 [20]

Calls for expressions of local commitments (AMEL) and "equity" deployments

In December 2017, the Government announced the launch of a procedure calling for shows of local commitments (AMEL) through which to identify operators wishing to deploy privately-funded FTTH connections beyond the current AMII zone.

Orange proposed to make commitments with respect to Article L. 33-13 under AMEL for the French departments of Lot-et-Garonne, Vienne, Deux-Sèvres and Haute-Vienne. Arcep has issued a favorable opinion on Orange’s proposed commitments in these four departments.

Lastly, Orange has offered the government commitments under Article L. 33-13 in the context of rollout projects using its own funds in other areas. These commitments are currently being examined by the authorities.

Completeness of FTTH networks

Under the obligation of completeness imposed in Decision No. 2010/1312, all infrastructure operators must have made all housing and professional premises in the rear area of a pooling point connectable (except in cases of refusal) within a reasonable period (between two and five years depending on the reasons for the decision) from the deployment of the pooling point.

At the end of 2018, then again at the end of 2020, Arcep issued Orange with formal notice to comply within one year with the completeness obligation for a list of pooling points (PPs) that had been in service for more than five years but had not reached the required completeness rate.

Price framework for access to the copper local loop

On December 17, 2020, Arcep adopted Decision No. 2020/1493, which defines a price framework for full unbundling and bitstream DSL access for the years 2021 to 2023. It sets maximum rates:

−   for fully unbundled access, the monthly recurring rate is capped at 9.65 euros from 2021 to 2023;

−   for bitstream DSL access, the monthly recurring rate is capped at 13.13 euros in 2021, 13.37 euros in 2022 and 13.53 euros in 2023.

Regulation of fixed telephony

New round of market analysis

As part of its fifth round of analysis of the relevant fixed markets for non-residential customers for the 2018-2020 period, on December 21, 2017, Arcep adopted Decision No. 2017/1568, which restricts the obligation to formalize a wholesale offer for access to telephone service to the non-residential market only. Wholesale non-residential line rental rates are now governed by Decision No. 2018/1523 of December 5, 2018. Contract caps were stable in 2020 compared with previous caps (12.32 euros per month for analog and 18.57 euros per month for digital). The cap for call origination collected at the Operator Connection Point associated with these contracts was 0.6958 euro cents per minute in 2020.

In July 2020, Arcep published a public consultation on the results of this market analysis and the outlook for the sixth round, for which it plans to set the proportion of the intensity of regulation in line with the challenges of a shrinking market, prioritize the migration of the switched telephone network (STN) directly to FTTH networks, and maintain a level playing field between Orange and alternative operators when the STN is closed. A decision on the sixth round is expected in mid-2021.

Fixed voice call termination

Following its Decision No. 2017/1453 of December 2017, Arcep removed the rate caps for the 2018-2020 period. Rates must be based on costs. Operators have left their rates unchanged since 2017.

Pursuant to the European Code, the European Commission has published a Delegated Act setting the level of mobile termination from 2021 (see Section 1.7.1.1 European Union).

Universal telephony service

The end of the period of Orange’s designation as Universal Service Operator on November 27, 2020 coincides with the transposition into national law of part of the new European Code. With regard to the Universal Service, the transposition was achieved through the promulgation on December 3, 2020 of the law on various provisions for adaptation to European Union economic and financial law.

The transposition of the European Code should lead to significant changes in the implementation of universal service by the Member States:

−   the Code extends the scope of universal service to include adequate broadband Internet access at a fixed location in addition to voice communications;

−   this service must be available and affordable, including for people on low incomes or with special social needs;

Orange — 2020 Universal Registration Document         46

−   the designation of one or more operators as Universal Service Operator in all or part of the country becomes the exception. Such designation may only be made after analysis based on a geographical survey [21], which must demonstrate that there is evidence of market failure and that other public policy instruments implemented are ineffective.

Following the opening of a penalty procedure (L. 36-11 of the French Postal and Electronic Communications Code) by Arcep in June 2018, Orange was given notice in October 2018 regarding its compliance with universal service quality of service obligations. Arcep set intermediate obligations for the months of November and December 2018, for each quarter of 2019 and for the full year in 2020.

Additionally, by its Decision No. 2020/0355 of April 23, 2020, Arcep set the definitive assessment of the net cost of universal service and operators’ contributions for 2018.

Quality of service of wholesale offers for B2C and B2B markets

Following the opening of a sanctions procedure (Article L. 36-11 of the French Postal and Electronic Communications Code) in September 2018, Arcep issued Orange with formal notice in December 2018 requiring it to comply, from the first quarter of 2019, with certain indicators relating to production processes and after-sales service for all of the following offers:

−   mass market: unbundling, offers activated without a service reinstatement time guarantee (DSL access);

−   B2B market: LPT, copper access (DSLE, C2E, CELAN), optical access (CE2O, C2E, CELAN).

As part of the new market analyses for the 2021-2023 period, provisions concerning compliance with quality of service indicators have been adopted.

1.7.1.3   Spain

1.7.1.3.1     Legal and regulatory framework

The 2009 Telecom Package was implemented into Spanish law by Royal Decree No. 726/2011 on universal service provision in May 2011 and Royal Decree No. 13/2012 of March 31, 2012.

The transposition of the European Electronic Communications Code (EU Directive 2018-1972) by a new law on telecommunications was the subject of a public consultation in September and October 2020.

The telecommunication sector is also covered by Law No. 15/2007 of July 3, 2007 relating to the implementation of competition rules.

The National Commission for Markets and Competition (CNMC), established by Law No. 3/2013 of June 4, 2013, brings together regulatory authorities from different economic sectors, including telecommunications, and the antitrust authority.

The Ministry of the Economy and the Digital Transition [22] is in charge of managing authorizations, spectrum allocation, numbering, approval of the cost of universal service, quality of service, as well as the settlement of disputes between consumers and operators that do not hold a dominant position.

1.7.1.3.2     Regulation of mobile telephony

Spectrum

• Summary of national spectrum allocated to Orange and their expiration year

800 MHz	900 MHz	1800 MHz	2.1 GHz	2.6 GHz	3.5 GHz
10 MHz duplex (2031)	10 MHz duplex (2030)	20 MHz duplex (2030)	15 MHz duplex +5 MHz (2030)	20 MHz duplex 2030	20 MHz duplex (2030) 70 MHz (2038)

Internal source.

5G

On July 21, 2020, the Ministry approved the modification of the national spectrum plan. The modification includes the setting of a maximum limit of 2x35 MHz that the same operator may use in the 700 MHz band for the provision of mobile broadband services.

On December 16, 2020, the Ministry of the Economy and the Digital Transition launched a consultation on the auction of spectrum in the 700 MHz band, with 2x30 MHz and 15 MHz SDL auctioned for a period of twenty years, and a total reserve price of 1.17 billion euros.

Mobile coverage

All operators holding 4G spectrum in the 800 MHz band must, by Ministerial Order ECE/1166-2018 of October 29, 2018, offer speeds of at least 30 Mbps in 2020. This obligation benefits 90% of the population in municipalities with fewer than 5,000 inhabitants.

Fourth round of analysis of the mobile call termination market (market 2/2014)

By its Decision No. 02/17/m²-2014 of January 18, 2018, the CNMC set price caps for traffic originating in the European Economic Area. The caps adopted show a glide path in mobile call termination rates.

(in euro cents/minute)	Until 01/30/2018	01/31/2018 -12/31/2018	01/01/2019-12/31/2019	From 01/01/2020
MNO, Full MVNO	1.09	0.70	0.67	0.64

Orange — 2020 Universal Registration Document         47

This decision also introduced new transparency rules: the notification to the CNMC of all interconnection agreements entered into by Spanish operators, including for companies within the same group, and the notification of agreements for the termination of mobile calls from countries outside the European Economic Area, if the rates are different from those applied in Spain.

Pursuant to the European Electronic Communications Code, the European Commission published a Delegated Act on December 21, 2020, setting the level of mobile call termination rates from 2021 (see Section 1.7.1.1 European Union).

1.7.1.3.3     Regulation of fixed telephony, broadband and very high-speed broadband Internet

Wholesale broadband access markets

The CNMC adopted its third round of analysis of the 3a/2014 and 3b/2014 and 4/2014 markets on February 25, 2016, by which it decided:

−   for market 3a:

-     to retain the copper network unbundling obligations introduced in the previous 2009 market analysis and to retain access to Telefónica civil engineering infrastructure,

-     to not impose ex ante asymmetrical obligations on Telefónica for the fiber network in 66 cities considered effectively competitive, representing 35% of the Spanish population, given that a Virtual Unbundled Local Access (VULA) offer must be made available for the rest of Spain;

−   for market 3b:

-     to progressively lift the ex-ante regulatory obligations in that part of Spain deemed competitive, and covering 58% of the existing broadband lines; and in the rest of Spain deemed non-competitive, to maintain an access obligation to Telefónica’s network, with the NEBA-copper offer, without limitation on bandwidth, and charged on a cost basis,

-     in the area declared competitive for new-generation networks (NGA), corresponding to 66 municipalities (approximately one-third of the population), to lift the obligation to provide a fiber bitstream offer (known as the NEBA offer) from September 2016,

-     in the zone declared non-competitive for NGAs, but deemed competitive for copper (approximately one-third of the population), to impose NEBA Fiber offer at rates meeting the economic replicability test until March 2018,

-     in the remaining area declared non-competitive, including for copper, to impose a NEBA fiber offer at rates that satisfy the economic replicability test with no time limit;

−   and for market 4, to maintain, throughout Spain, the NEBA-business offer obligation, concerning costs for copper and the economic replicability test for fiber.

On November 18, 2020, the CNMC launched a public consultation on the review of the very high-speed broadband market analysis (3a and 3b/2014). The regulator proposes to increase from 66 to 592 the number of municipalities deregulated for fiber access. These 592 municipalities represent approximately two-thirds of the Spanish population. The CNMC also proposes maintaining Telefónica’s obligations regarding access to civil engineering infrastructure as well as the obligations for unbundled access to the copper pair. However, the consultation does not include wholesale access obligations to Telefónica’s fiber network.

As regards the copper network, it is also proposed to deregulate bitstream access in all of these 526 new municipalities, notwithstanding the fact that unbundling (LLU) is no longer available. The final decision is expected in the second half of 2021.

NEBA reference offers (bitstream)

Since 2018, the CNMC has revised the "economic replicability test" (ERT) of Telefónica’s offers, which is used to set the wholesale price of fiber. This test should confirm that the prices of Telefónica’s wholesale fiber offers (NEBA-local and NEBA-fiber) allow alternative operators to replicate the main fiber offers offered by the incumbent.

In this context, on April 25, 2018, the CNMC published the first results of the ERT test of Telefónica’s offers, which resulted in the monthly fee for the NEBA local offer (local activated offer) and the access part of the NEBA fiber offer (activated offer) being set at 17.57 euros.

On December 2, 2020, the CNMC published the results of the third ERT review. As a result, Telefónica had to lower its access prices to the NEBA and VULA offers to 16.86 euros.

Fixed voice call termination rates

As part of its fourth round of fixed call termination market analysis (Market 1/2014), on July 25, 2019, the CNMC published the ANME/DTSA/003/18/M1-2014 decision gradually reducing fixed call termination rates. These prices apply only to traffic coming from the European Economic Area.

The caps decided on are:

(in euro cents/minute)	Until 07/31/2019	08/01/2019-12/31/2019	01/01/2020-12/31/2020	From 01/01/2021
	0.0817	0.0643	0.0593	0.0545

Pursuant to the Code, on December 21, 2020, the European Commission published a Delegated Act setting the level of fixed call termination from 2021 (see Section 1.7.1.1 European Union).

1.7.1.4   Poland

1.7.1.4.1     Legal and regulatory framework

Orange’s businesses are governed by the law of July 16, 2004 on telecommunications, transposing the 2002 European Telecom Package concerning electronic communications into Polish law, and by the law of February 16, 2007 concerning competition and consumer protection. The law of December 2012, transposing EU directives issued in 2009, came into force on January 21, 2013. The law of May 7, 2010, on developing telecommunication networks and services, provides access to telecommunications and other technical infrastructures funded by public funds. This law was revised and amended on August 30, 2019 by transposing Directive 2014/61/EU on broadband cost reduction.

The transposition of the Code by a new law on electronic communications was the subject of a public consultation opened on July 29, 2020. Legislative work is ongoing.

The Ministry of Digitization, created in November 2015, was incorporated into the Prime Minister’s Office on November 6, 2020, as a result of the government reshuffle.

Orange — 2020 Universal Registration Document         48

The Office of Electronic Communications (UKE) is responsible, in particular, for telecommunication regulation and spectrum management, as well as certain functions related to broadcasting services.

The Office of Competition and Consumer Protection (UOKiK) is responsible for the application of competition law, merger control and consumer protection.

1.7.1.4.2     Regulation of mobile telephony

Spectrum

• Summary of spectrum allocated to Orange and their expiration year

800 MHz	900 MHz	1800 MHz	2.1 GHz	2.6 GHz
10 MHz duplex (2030)	7 MHz duplex (2029)	10 MHz duplex (2027)	15 MHz duplex +5 MHz (2022)	15 MHz duplex (2030)

Internal source.

5G

700 MHz band: as part of the deregulation of 700 MHz spectrum for mobile networks, the UKE has initiated a coordination process with neighboring countries, including Russia. On January 11, 2019, Poland asked the European Commission to extend the deadline to June 2022 due to spectrum coordination problems at borders.

3.4-3 8 GHz spectrum band: on March 15, 2019, Parliament adopted, then published on April 5, 2019 amendments to the Telecommunications Act allowing operators to use the 3.4-3 8 GHz spectrum bands free of charge for the testing of new technologies or for the reallocation of spectrum. Auctions began on March 6, 2020, but were canceled on May 20, 2020 following the entry into force on May 16, 2020 of the law on the Covid-19 health crisis, which introduced security obligations regarding the spectrum allocation procedure. The new security constraints forced the UKE to start the procedure again from scratch.

Mobile voice call termination rates

The mobile voice call termination rate has been 0.0429 zloty per minute since July 1, 2013.

Pursuant to the European Code, on December 21, 2020 the European Commission published a Delegated Act setting the level of mobile termination from 2021 (see Section 1.7.1.1 European Union).

Infrastructure sharing

The network sharing agreement between Orange and T-Mobile Polska, which dates from 2011, was extended to 4G in December 2016. On May 22, 2018, Orange and T-Mobile decided to end spectrum sharing in the 900 MHz and 1800 MHz bands.

Application of Roaming Like at Home regulation

To cope with a massive increase in traffic volumes for certain categories of customers, the UKE has granted Orange an exemption, as allowed by the TSM regulation [23], enabling it to charge its roaming customers a surcharge. This exemption authorization, granted in April 2018 for a one-year period, was renewed in April 2019, but not in 2020. Orange ceased to apply surcharges in April 2020.

1.7.1.4.3     Regulation of fixed telephony, broadband and very high-speed broadband Internet

The ex-ante regulation of Orange’s fixed services, for the areas defined as non-competitive, relates solely to wholesale offers.

Deregulation of markets 1 and 3/2003

On June 26, 2018, the European Commission approved the decisions to deregulate markets 1 and 3/2003 (access to the public telephone network at a fixed location for residential and non-residential customers). The deregulation decision provides for a transition period of two years corresponding to the maximum duration of the contracts agreed by the operators and their private customers.

Analysis of the wholesale very high-speed broadband market (markets 3a/2014 and 3b/2014)

On October 22, 2019, the UKE published the decisions relating to markets 3a/2014 and 3b/2014.

According to the regulator, market development and increasing competition justify further market deregulation. As a result, UKE decided to increase the number of deregulated zones:

−   in market 3a/2014, to 51 municipalities;

−   in market 3b/2014, from 76 to 151 municipalities.

Under these new decisions, out of a total of approximately 14.6 million households, around six million households are deregulated on bitstream access, and around 2.3 million households are deregulated on bitstream access and unbundling.

Reference offer for fixed markets

The reference offer relates to all wholesale fixed-line services: call origination and termination, wholesale subscription, partial and total unbundling, and bitstream access.

On September 17, 2020, the European Commission approved the changes to Orange’s reference offer without comment.

Fixed call termination rates

The fixed call termination rate has been 0.0273 PLN per minute since March 2019.

Pursuant to the European Code, on December 21, 2020 the European Commission published a Delegated Act setting the level of mobile termination from 2021 (see Section 1.7.1.1 European Union).

Orange — 2020 Universal Registration Document         49

1.7.1.5   Other EU countries where the Orange group operates

1.7.1.5.1     Belgium

Spectrum

• Summary of spectrum allocated to Orange and their expiration year

800 MHz	900 MHz	1800 MHz	2.1 GHz	2.6 GHz
10 MHz duplex (2033)	12 MHz duplex (2021)	25 MHz duplex (2021)	15 MHz duplex +5 MHz (2021)	20 MHz duplex (2027)

Internal source.

5G

On October 25, 2018, the Belgian Institute for Postal Services and Telecommunications (BIPT)) published the "national roadmap" for the 700 MHz band in application of the European regulation on the use of the 470-790 MHz spectrum band in the European Union.

The timetable for future allocations has not been announced, but on July 14, 2020 BIPT allocated temporary rights in the 3.6-3.8 GHz band to Orange, as well as to four other operators. These temporary rights allow the first developments in this 5G spectrum band, and are applicable until allocations by auction. These BIPT decisions have been appealed against before the Market Court by associations opposed to 5G.

On January 21, 2021, the government approved the Royal Decree and the draft law establishing the framework for 5G allocations (700 MHz, 1400 MHz and 3.4-3.8 GHz) and the renewal of licenses in the 900 MHz, 1800 MHz and 2100 MHz bands.

Mobile voice call terminations

Orange’s mobile call termination rate has been 0.99 euro cents per minute since May 2017, based on the long-term incremental cost model of an efficient generic operator.

Pursuant to the European Code, on December 21, 2020 the European Commission published a Delegated Act setting the level of mobile termination from 2021 (see Section 1.7.1.1 European Union).

Cable wholesale broadband markets

The market review consultation was launched in July 2017 by the Conference of Electronic Communications Regulators (CRC) [24]. The review concluded that there were different wholesale markets for central access (copper/fiber versus cable) and for television (IPTV versus cable). On May 25, 2018, the European Commission commented on the draft decisions for the wholesale broadband markets (markets 3a and 3b/2014) and on the wholesale television distribution market. The European Commission did not block the proposal to define two central access wholesale markets for the copper and fiber optic networks and for coaxial cable, despite its comments on the measure. After the filing and subsequent dismissal of various appeals in 2019, the CRC submitted its draft decision on the new wholesale cable network access rates in April 2020. It was approved with comments by the European Commission on May 5, 2020. The decision was published by the CRC on May 26, 2020 and has been applicable since July 1, 2020.

Regarding wholesale fiber prices, based on "cost plus", as well as one-time rates such as activation and installation rates (for both fiber and cable), the public consultation ended on October 30, 2020.

1.7.1.5.2     Romania

Spectrum

• Summary of spectrum allocated to Orange and their expiration year

800 MHz	900 MHz	1800 MHz	2.1 GHz	2.6 GHz	3.4-3.8 GHz
10 MHz duplex (2029)	10 MHz duplex (2029)	20 MHz duplex (2029)	15 MHz duplex +5 MHz (2031)	20 MHz duplex (2029)	25 MHz duplex +10 MHz duplex +45 MHz (2025)

Internal source.

Orange won additional spectrum on August 14, 2018 at a private auction organized by 2K Telecom for the allocation of 2x10 MHz blocks in the 3.5 GHz band, valid until 2025, for 3.35 million euros.

On July 29, 2019, the regulator Ancom launched a public consultation on the terms and conditions of the auction of licenses in the 700 MHz, 800 MHz, 1500 MHz, 2600 MHz and 3400-3800 MHz spectrum bands. The consultation ended on September 2, 2019. The allocation of the 5G spectrum, initially planned for the end of 2019, has been deferred until the second quarter of 2021.

Mobile voice call termination rates

The mobile call termination rate has been 0.76 euro cents per minute since January 1, 2020. It applies to national calls and calls originating from within the European Economic Area (EEA), but also to calls from outside the EEA.

Pursuant to the European Code, on December 21, 2020 the European Commission published a Delegated Act setting the level of mobile termination from 2021 (see Section 1.7.1.1 European Union).

Wholesale broadband markets

In the context of its third round of analysis of the 3a and 3b markets, on October 19, 2020, Ancom confirmed that the retail broadband market is effectively competitive, and that, as a consequence, no obligation should be imposed on the two wholesale markets. The European Commission approved the conclusions, while suggesting that the market be monitored.

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1.7.1.5.3     Slovakia

Spectrum

• Summary of spectrum allocated to Orange and their expiration year

700 MHz	800 MHz	900 MHz	1800 MHz	2.1 GHz	2.6 GHz	3.4-3.8 GHz
10 MHz duplex (2040)	10 MHz duplex (2028)	10 MHz duplex (2025)	15 MHz duplex (2025) +5 MHz duplex (2026)	20 MHz duplex +5 MHz (2026)	30 MHz duplex (2028)	40 MHz duplex (2025)

Internal source.

3.4-3.6 GHz band

In August 2019, Orange acquired a total of 40 MHz from Slovanet in two 20 MHz coupled-spectrum blocks (3470 MHz-3490 MHz/3570 MHz-3590 MHz), with licenses valid until 2025.

5G

On November 23, 2020, the Slovak regulator (RU) announced the results of the auction for the 5G spectrum in the 700 MHz and 900 MHz bands.

A total of 82.4 MHz was offered at auction, consisting of 2x30 MHz in the 700 MHz band, 2x4.2 MHz in the 900 MHz band, and 2x9 MHz in the 1800 MHz band. Licenses in the 700 MHz band are valid for twenty years, until December 31, 2040. Licenses in the 900 MHz and 1800 MHz band will be valid until December 31, 2025. In this context, Orange acquired 2x10 MHz in the 700 MHz spectrum band for 33.6 million euros.

Mobile voice call termination rates

The mobile call termination rate of all operators has been 0.818 euro cents per minute since August 1, 2019.

Pursuant to the European Code, on December 21, 2020 the European Commission published a Delegated Act setting the level of mobile termination from 2021 (see Section 1.7.1.1 European Union).

Wholesale broadband and very high-speed fixed broadband markets

The Slovakian regulator completed its third round of analysis of the 3a, 3b and 4/2014 markets and published its decisions on markets 3a and 3b on January 19, 2018, and on market 4 on November 7, 2016. The regulator eased regulations:

−   in market 3a, by excluding unbundling of the local sub-loop, while maintaining unbundling in the local copper loop, and by limiting the regulatory obligations of NGA offers to the economic replicability test and to a technical equivalence of inputs;

−   in market 3b, by imposing a replicability test of 2P offers and multicast IPTV wholesale access offers, instead of regulated prices;

−   in market 4, by eliminating the sector-based regulatory obligations, because of the competitive nature of the market.

The RU published rate caps for access to fixed physical infrastructure (civil engineering) on October 17, 2018. The maximum monthly fees are as follows: access to ducts (0.257 euro/month/meter), HDPE tube (0.128 euro/month/meter) and micro-tube (0.116 euro/month/meter). This is a significant decrease in the access rates for the infrastructure.

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1.7.1.6   Non-EU countries where the Orange group operates

The table below shows the type of licenses held by Orange and their expiration dates at December 31, 2020 in each country in which it operates in the Africa and Middle East region:

Renewal of licenses in the MEA region

	Expiration of current license	Type of license
Botswana	September 2033	Network, including
2G-3G spectrum
Botswana	September 2033	Services and applications
Botswana	August 2025	4G spectrum
Burkina Faso	May 2035	Fixed, mobile 2G-3G-4G
(2G - 3G - 4G)
Cameroon	January 2030	2G - 3G - 4G
Côte d’Ivoire	April 2032	Global [25](2G - 3G - 4G)
Egypt	October 2031	2G - 3G - 4G,
virtual fixed license
Guinea-Bissau	April 2025	2G - 3G - 4G
Guinea	March 2029	2G - 3G - 4G
Jordan	May 2024	2G - 3G
Jordan	September 2030	4G
Jordan	May 2024	Fixed
Liberia	July 2030	Global (2G - 3G - 4G)
Madagascar	April 2025	2G - 3G - 4G
Mali	July 2032	Global (2G - 3G - 4G)
Morocco	August 2024	2G
Morocco	December 2031	3G
Morocco	April 2035	4G
Morocco	April 2036	Fixed
Mauritius	November 2021	2G - 3G - 4G
Mauritius	November 2025	Fixed
Central African Republic	May 2027	Global (2G - 3G)
Democratic Republic of the Congo	October 2031	2G - 3G
Democratic Republic of the Congo	May 2038	4G
Senegal	August 2034	Global (2G - 3G - 4G)
Sierra Leone	July 2031	2G - 3G
Sierra Leone	March 2034	4G
Tunisia	July 2024	Global (2G - 3G)
Tunisia	March 2031	4G

Source: data from national regulators.

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1.7.2     Regulation of banking activities

The Covid-19 pandemic caused a very high level of volatility in the financial markets, which led to an increase in yields on public debt and consequently unrealized losses on the portfolios of public debt held by banks. Against that backdrop, to give banks the ability to continue financing businesses and households, the European Central Bank (ECB) adopted a set of strong measures (the "European package") in favor of bank liquidity and good financing of the economy. They include:

−   the postponement by the Basel Committee until January 1, 2023 of the revision of the requirements in terms of credit risk, operational risk and market risk (Basel III);

−   the postponement of banking stress tests across the euro zone and an easing of regulatory requirements;

−   the easing of the deadlines and procedures for submitting reporting statements to prudential supervision and resolution authorities, numerous measures relating to capital buffers, and a broad set of measures to ease guarantees;

−   recommendations to banks not to pay dividends or buy back shares.

At the same time, national governments took measures within each country to implement these decisions and ensure support for SMEs. In France, the government took, among others, the following measures:

−   implementation of a government-guarantee mechanism for loans of up to 300 billion euros granted by credit institutions (decree of March 23, 2020). The government also took measures allowing more favorable prudential treatment by banks of their exposure to SMEs and infrastructure;

−   simplification of the conditions for modifying the bank card payment limit (lifted from 30 euros to 50 euros per transaction in order to limit physical contact between customers and merchants) and use of digital channels for business credit (Government order No 2020/534 of May 7, 2020);

−   extension of deadlines and adjustment of recovery procedures during the health crisis, in particular with regard to the application of penalty payments, contractual clauses aimed at penalizing non-performance by debtors and deadlines for terminating or opposing the renewal of contracts, by a series of Government orders (March 25, 2020, April 15, 2020, May 13, 2020 and June 3, 2020), which had a significant impact on Orange Bank, in particular for its credit activity.

In addition, a series of reforms unrelated to the health context were implemented during the year, including:

−   corrigendum to Directive (EU) 2019/878 of the European Parliament and of the Council of May 20, 2019 with regard to exempted entities, financial holding companies, mixed financial holding companies, remuneration, supervisory measures and powers, and own capital conservation measures;

−   European Directive (EU) 2018/822 of the Council of May 25, 2018 on the automatic and compulsory exchange of information on cross-border arrangements that must be declared to tax authorities. French banks are therefore subject to new reporting obligations from January 31, 2021;

−   ECB guide to climate and environmental risks for banks. The ECB published the final version of the guide on November 27, 2020, and banks must conduct a self-assessment in early 2021 in relation to its expectations;

−   Decree No. 2020/889 of July 20, 2020 modifying the conditions for credit institutions’ assessment of the financial fragility of their account-holding customers;

−   Decree No. 2020-1703 of December 24, 2020 transposing Directive 2019/879 of the European Parliament and of the Council of May 20, 2019 on the loss absorbing and recapitalization capacity of credit institutions and investment firms.

Lastly, with regard to the fight against money laundering and the financing of terrorism (AML/CFT), a number of regulations were adopted during the year, in particular:

−   transposition of the fifth AML directive via the Government order and decrees of February 12, 2020 amending the French Monetary and Financial Code. The major changes relate to customer identification requirements at the start of a relationship and the strengthening of certain aspects of the AML/CFT system;

−   ACPR guidelines of March 16, 2020 specifying the organizational rules of the AML/CFT systems of banking groups, as well as the controls, procedures and risk classification to be implemented by branches and subsidiaries in order to ensure their consolidated management. In particular, they provide for the appointment of a manager responsible for overseeing the implementation of the rules and for informing managers and supervisory bodies. They also cover the exchange of information between entities and the rules governing internal control;

−   Government order No. 2020-1342 of November 4, 2020 strengthening the mechanism for freezing and prohibiting the provision of assets.

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3.1 Review of the Group’s financial position and results

[REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED]

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This section contains forward-looking statements about Orange. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. [REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED]

The following comments are based on the Consolidated Financial Statements prepared in accordance with IFRS (International Financial Reporting Standards, see Note 2 to the Consolidated Financial Statements). The Group has applied IFRS 16 "Leases" since January 1, 2019. In this context, the decision of the IFRS IC (IFRS Interpretations Committee) published in December 2019 and relating to the enforceable lease term was implemented by the Group on December 31, 2020 for all leases falling within the scope of the final decision of the Interpretations Committee, with retroactive effect from January 1, 2019. Data on a historical basis and data on a comparable basis for the 2019 fiscal year were restated to reflect this change. An additional right of use and lease liability for 443 million euros were therefore recognized retrospectively as of January 1, 2019. The impact of the application of this decision on the Consolidated income statement and on the Consolidated statement of cash flows of the Group is not significant (see Note 2.3.1 to the Consolidated Financial Statements).

Data on a comparable basis, [REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED], economic CAPEX (referred to as "eCAPEX" or "economic CAPEX"), [REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED] net financial debt [REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED] are financial indicators not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange group uses them and considers them useful for readers, see Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

Data on a historical basis (see Section 7.2.1 Financial glossary) relates to data for prior periods as reported in the Consolidated Financial Statements for the current period. The transition from data on a historical basis to data on a comparable basis for the 2019 fiscal year is set out in Section 3.1.5.1 Data on a comparable basis.

The new organization of the Orange group’s Executive Committee in place since September 1, 2020 (see Section 3.1.1.3 Significant events) led the Group to review the presentation of its segment information, without however changing the definition of its business segments. In this context, Spain was integrated into the Europe aggregate. The segment information now includes, within Europe, Spain and Other European countries, comprising Poland, Belgium, Luxembourg and each of the Central European countries (Moldova, Romania and Slovakia). Data on a historical basis, data on a comparable basis and customer bases for the 2019 fiscal year were restated to reflect this change. In addition, the Orange Bank business segment was renamed Mobile Finance Services to reflect the gradual integration of new activities within this segment (see beginning of Section 3.1.3 Analysis by business segment and Note 1.9 to the Consolidated Financial Statements).

The segment information (see Note 1 to the Consolidated Financial Statements) that is presented in the following sections is understood, unless stated otherwise, before eliminations for transactions with other segments.

Unless stated otherwise, data in the tables is presented in millions of euros, without a decimal point. This presentation may, in some cases, lead to negligible differences in the totals and sub-totals in the tables. Furthermore, the changes presented are calculated on the basis of data in thousands of euros.

3.1.1     Overview

3.1.1.1   Financial data and workforce information

Operating data

(at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue (2)	42,270	42,151	42,238	0.3%	0.1%
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Operating Income	5,521		5,930		(6.9) %
Telecom activities	5,715		6,114		(6.5) %
Mobile Finance Services	(195)		(186)		(5.3) %
eCAPEX (1)	7,132	7,257	7,293	(1.7) %	(2.2) %
Telecom activities	7,102	7,229	7,265	(1.8) %	(2.2) %
eCAPEX/Revenue from telecom activities	16.8%	17.1%	17.2%	(0.3 pts.)	(0.4 pts.)
Mobile Finance Services	30	28	28	8.5%	8.5%
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Telecommunication licenses	969	511	519	89.6%	86.6%
Average number of employees (full-time equivalents) (3)	133,787	135,954	135,619	(1.6) %	(1.4) %
Number of employees (active employees at end of period) (3)	142,150	146,768	146,768	(3.1) %	(3.1) %

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   Revenue from telecom activities. The Net Banking Income (NBI) of Mobile Finance Services is recognized in other operating income (see Note 5.2 to the Consolidated Financial Statements).

(3)   See Section 7.2.1 Financial glossary.

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Net income

(at December 31, in millions of euros)	2020	2019 data on a historical basis
Operating Income	5,521	5,930
Finance costs, net	(1,314)	(1,261)
Income taxes (1)	848	(1,447)
Consolidated net income	5,055	3,222
Net income attributable to owners of the parent company	4,822	3,004
Net income attributable to non-controlling interests	233	218

(1)   Including, in 2020, tax income relating to the settlement of the tax dispute in France in respect of fiscal years 2005-2006 for 2,246 million euros (see Section 3.1.1.3 Significant events and Note 11.2 to the Consolidated Financial Statements).

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Net financial debt

(at December 31, in millions of euros)	2020	2019 data on a historical basis
Net financial debt (1)	23,489	25,466

(1)   See Section 3.1.5 Financial indicators not defined by IFRS, Section 7.2.1 Financial glossary, and Note 13.3 to the Consolidated Financial Statements. Net financial debt as defined and used by Orange does not take into account Mobile Finance Services activities, for which this concept is not relevant.

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3.1.1.2   Summary of 2020 results

The annual results confirm that all the targets announced by the Group for fiscal year 2020 were achieved.

Revenue totaled 42,270 million euros in 2020, up 0.1% in data on a historical basis and 0.3% in data on a comparable basis compared with 2019. In data on a comparable basis, this growth was mainly driven by countries in Africa & Middle East, and France, up 5.2% and 1.6% respectively year-on-year. Together this more than offset the decline in revenue in Europe (-3.5%), mostly in Spain, in Enterprise services (-1.4%) and, to a lesser extent, in services to International Carriers & Shared Services. Between 2019 and 2020, the Group’s revenue growth was fueled by the strong trend in wholesale services, due to the co-financing of the fiber network in France, and convergence services, which grew by 4.4% and 2.1% respectively in data on a comparable basis. However, in the context of the Covid-19 health crisis, international roaming (customers and visitors) was adversely affected by travel restrictions, and equipment sales (-9.5% in data on a comparable basis) by store closures.

Sales activity recorded an increase in access lines, despite an extremely competitive environment and a year dominated by the Covid-19 crisis. In data on a comparable basis, convergent offers (11.1 million customers at December 31, 2020) were up 2.7% year-on-year. Very high-speed broadband offers, which had 9.6 million access lines at December 31, 2020, rose 23.7% year-on-year. The total number of mobile access lines also increased by 3.3% year-on-year, with 214.1 million access lines at December 31, 2020. Lastly, Orange Bank’s customer base in France and Spain, including the mobile insurance offer, was almost 1.2 million customers at December 31, 2020.

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Consolidated net income totaled 5,055 million euros in 2020, compared with 3,222 million euros in 2019, an increase of 1,833 million euros. This increase is mainly due to the tax income of 2,246 million euros recognized at the end of 2020 relating to the settlement of a tax dispute in France in respect of fiscal years 2005-2006 (see Section 3.1.1.3 Significant events).

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Economic CAPEX stood at 7,132 million euros in 2020, down 2.2% in data on a historical basis and 1.7% in data on a comparable basis. The ratio of economic CAPEX to revenue from telecom activities was 16.8% in 2020, down 0.4 points on 2019 in data on a historical basis and 0.3 points in data on a comparable basis. The fall in the Group’s economic CAPEX was largely a result of the co-financing received, partly offset by the accelerated rollout in very high-speed fixed (FTTH) and mobile (4G/5G) broadband networks. Despite the Covid-19 crisis, the Group succeeded in rolling out more fiber in 2020 than in 2019. At December 31, 2020, the Group thus had 48.3 million households connectable with very high-speed fixed broadband (including 47.2 million FTTH connectable households), up 22.2% year-on-year. In addition, there were 81.3 million 4G customers at December 31, 2020, an increase of 20.4% year-on-year. At 2020 year-end, nearly 100% of Orange mobile sites in France offered 4G coverage.

Net financial debt stood at 23,489 million euros at December 31, 2020, a decrease of 1,976 million euros vs end-Dec 2019. This was mainly due to the tax income of 2,246 million euros recognized at the end of 2020 relating to the settlement of a tax dispute in France in respect of fiscal years 2005-2006 (see Section 3.1.1.3 Significant events).  [REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED]

With regard to the dividend, see Section 6.3 Dividend policy.

3.1.1.3   Significant events

The Group’s main significant events are described in Section 1.3 Significant events.

3.1.2     Analysis of the Group’s results and capital expenditure

3.1.2.1   Group revenue

3.1.2.1.1     Revenue

Revenue by segment (2) (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
France	18,461	18,165	18,154	1.6%	1.7%
Europe	10,580	10,968	11,051	(3.5) %	(4.3) %
Spain	4,951	5,263	5,280	(5.9) %	(6.2) %
Other European countries	5,638	5,717	5,783	(1.4) %	(2.5) %
Eliminations	(9)	(12)	(12)	(26.5) %	(26.9) %
Africa & Middle East	5,834	5,543	5,646	5.2%	3.3%
Enterprise	7,807	7,914	7,820	(1.4) %	(0.2) %
International Carriers & Shared Services	1,450	1,495	1,498	(3.0) %	(3.2) %
Eliminations	(1,861)	(1,934)	(1,930)
Group total	42,270	42,151	42,238	0.3%	0.1%

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   Revenue from telecom activities (see Notes 1.1 and 5.1 to the Consolidated Financial Statements). The Net Banking Income (NBI) of Mobile Finance Services is recognized in other operating income (see Note 5.2 to the Consolidated Financial Statements).

Revenue by offer (2) (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Convergent services	7,276	7,125	7,111	2.1%	2.3%
Mobile only services	10,317	10,414	10,544	(0.9) %	(2.2) %
Fixed only services	9,277	9,473	9,508	(2.1) %	(2.4) %
IT & integration services	3,252	3,124	3,004	4.1%	8.3%
Wholesale services	8,255	7,907	7,933	4.4%	4.1%
Equipment sales	2,821	3,115	3,146	(9.5) %	(10.3) %
Other revenues	1,072	992	991	8.0%	8.1%
Group total	42,270	42,151	42,238	0.3%	0.1%

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   Revenue from telecom activities (see Notes 1.1 and 5.1 to the Consolidated Financial Statements). The Net Banking Income (NBI) of Mobile Finance Services is recognized in other operating income (see Note 5.2 to the Consolidated Financial Statements).

In 2020, the revenue of the Orange group totaled 42,270 million euros, an increase of 0.1% in data on a historical basis and of 0.3% in data on a comparable basis compared with 2019.

For the effects of the Covid-19 pandemic on the Group’s activities and financial position, see Section 3.1.1.3 Significant events.

Change in data on a historical basis

In data on a historical basis, the 0.1% increase in Group revenue between 2019 and 2020, an increase of 32 million euros, includes:

−   the negative impact of foreign exchange fluctuations, which amounted to 156 million euros, mainly as a result of movements in the Polish zloty (for 86 million euros), the Guinean franc (for 31 million euros) and the US dollar (for 19 million euros) against the euro;

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−   the favorable effect of changes in the scope of consolidation and other changes, which totals 68 million euros, and which mainly includes (i) the effect of the acquisitions in July 2019 of SecureLink for 122 million euros and, to a lesser extent, BKM for 22 million euros, partially offset by the effect of the sale of Orange Niger in November 2019 for 63 million euros; and

−   the organic change on a comparable basis, representing a 119 million euro increase in revenue.

Change in data on a comparable basis

In data on a comparable basis, the increase of 119 million euros in the Group’s revenue between 2019 and 2020, i.e. an increase of 0.3%, is mainly due to revenue growth in France and in Africa & Middle East countries, partly offset by the decline in revenue in Europe (mostly in Spain), B2B services and, to a lesser extent, International Carriers & Shared Services.

In France, the increase in revenue of 296 million euros (a rise of 1.6%) is mainly due to:

−   the growth of fixed carrier services, mainly related to the construction, marketing, operation and maintenance of fiber optic networks (with the increase in co-financing, third-party leased lines and revenues from the construction of public initiative networks (PIN), see Section 3.1.1.3 Significant events), despite (i) delays in the construction of public initiative networks due to the Covid-19 health crisis, and (ii) the acceleration of the decline in revenue from unbundling;

−   the development of convergent services, driven both by the rise in convergent ARPO over 12 months (see Section 7.2.1 Financial glossary) and by the growth in the customer base, and despite the unfavorable effect, between the two periods, of e-reading promotional offers; and

−   the increase in other revenues, linked to the rollout of build-to-suit mobile sites and, to a lesser extent, the increase in fixed only broadband services;

−   partially offset by (i) the downward trend in fixed only narrowband services (conventional telephony), (ii) the sharp decline in equipment sales linked to the Covid-19 health crisis, with store closures in France during the first lockdown, (iii) the reduction in mobile carrier services (mainly national roaming), and (iv) the contraction in mobile only services (migration of bundled offers to convergent offers and structural decline in prepaid offers).

In Spain, the fall of 312 million euros in revenue (a decrease of 5.9%) occurred against a backdrop of intense promotional activity and strong competition in entry-level mobile and fixed broadband. This decline mainly reflects:

−   (i) the decrease in mobile only services, with a significant decrease in 12-month mobile only ARPO (see Section 7.2.1 Financial glossary) and the number of mobile only accesses, particularly for prepaid offers, and (ii) the decline in convergent services, marked primarily by a decline in convergent ARPO over 12 months, due overall to the polarization of offers and the general market shift towards low-cost offers; and

−   to a lesser extent, a sharp drop in equipment sales, due to the significant fall in volumes due to the Covid-19 health crisis (store closures).

In Other European countries, the decrease of 79 million euros in revenue (a drop of 1.4%) was mainly due to:

−   (i) the decline in mobile only services, mostly in Romania, Belgium and Slovakia, due to the migration of customers to convergent offers and the decline in customer roaming due to the Covid-19 health crisis, (ii) the significant drop in equipment sales, essentially in Poland and to a lesser extent Belgium and Slovakia, resulting from the Covid-19 health crisis (store closures, travel restrictions), (iii) the contraction in other revenues in Belgium and Romania (downturn due to the Covid-19 health crisis), as well as in Poland (fall in energy sales), (iv) the decrease in mobile carrier services in Belgium caused by the Covid-19 health crisis (fall in SMS volumes and visitor roaming), and (v) the downward trend in fixed only narrowband services in Poland (decline in conventional telephony);

−   partially offset by (i) the significant growth in convergent services in all countries, driven in particular by the increase in the customer base, and (ii) the increase in IT & integration services, mainly in Poland and, to a lesser extent, in Romania.

In Africa & Middle East countries, the increase of 291 million euros in revenue (a rise of +5.2%), was fueled (i) mostly by the growth of mobile only services (driven by data services and, to a lesser extent, Orange Money; see Section 3.1.1.3 Significant events), and (ii) secondarily, by the increase in fixed only broadband services (due in particular to the accelerated fiber rollout), (iii) partially offset by the decline in services to carriers, impacted by the Covid-19 health crisis (with the fall in incoming international traffic and visitor roaming). Growth in the region was driven mainly by the solid performance of the Côte d’Ivoire sub-group (in all countries), the Sonatel sub-group (mainly Guinea) and Egypt.

With regard to Enterprise, the decrease of 107 million euros in revenue (a drop of -1.4%) is essentially due to:

−   (i) the decline in mobile services and equipment, heavily impacted by the Covid-19 health crisis, (ii) the downward trend in voice services, and (iii) the fall in data services (mainly satellite television broadcasting services), in connection with the Covid-19 health crisis;

−   partially offset by the growth in IT & integration services (mainly cybersecurity and Cloud services), slowed however in the second and third quarters of 2020 by the Covid-19 health crisis.

Lastly, with regard to services to International Carriers & Shared Services, the decrease of 44 million euros in revenue (a fall of -3.0%) is mainly due to the decline in activity relating to international carriers, particularly in the context of the Covid-19 health crisis (restrictions on movements and international travel, fall in traffic on voice corridors).

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3.1.2.1.2     Number of customers

Number of customers (at December 31, in thousands, at the end of the period)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Convergent services
Number of convergent customers	11,056	10,762	10,762	2.7%	2.7%
Mobile services
Number of mobile accesses (2)	214,094	207,211	207,211	3.3%	3.3%
o/w: Mobile accesses of convergent customers	19,826	19,154	19,154	3.5%	3.5%
Mobile only accesses	194,268	188,057	188,057	3.3%	3.3%
o/w: Contract customers	77,368	74,205	74,205	4.3%	4.3%
Prepaid customers	136,726	133,006	133,006	2.8%	2.8%
Fixed services
Number of fixed accesses	45,110	45,439	45,439	(0.7) %	(0.7) %
Number of fixed retail accesses	29,442	29,544	29,544	(0.3) %	(0.3) %
o/w: Number of fixed broadband accesses	21,680	20,685	20,685	4.8%	4.8%
o/w: Very high-speed broadband accesses	9,635	7,792	7,792	23.7%	23.7%
o/w: Convergent customer fixed accesses	11,056	10,762	10,762	2.7%	2.7%
Fixed accesses only	10,624	9,923	9,923	7.1%	7.1%
Number of fixed narrowband accesses	7,762	8,859	8,859	(12.4) %	(12.4) %
Number of fixed Wholesale accesses	15,667	15,895	15,895	(1.4) %	(1.4) %
Group total (2) (3)	259,204	252,650	252,650	2.6%	2.6%

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   Number of mobile service and fixed service customers.

During the first quarter of 2020, the Group revised its method of counting accesses. This change mainly results from a difference in the methodology used for aggregating bases (and not the bases themselves), secondarily, from a harmonization between countries, and lastly, from the integration of Wholesale FTTH access bases.

Previously, the Group distinguished between (i) mobile service customers, (ii) fixed broadband customers, and (iii) fixed telephony customers. Since January 1, 2020, the Group has made a distinction between (i) mobile accesses (bases unchanged) and (ii) fixed accesses, which include fixed broadband accesses (bases unchanged) and fixed narrowband accesses. In addition, fixed accesses now include Wholesale FTTH accesses in France and Spain (co-financed lines and leased lines).

On total accesses for the Group, this change leads to a net decrease of 13.1 million in the Group’s accesses as of December 31, 2019, through (i) elimination of double counting (mainly fixed broadband customers without public switched telephone network (PSTN) access who were counted in the fixed broadband customer base and in the fixed telephony customer base), (ii) for the PSTN customer base, measurement by number of accesses (and no longer by number of lines), (iii) alignment of methodology between countries, and (iv) the integration of Wholesale FTTH access bases.

Data for previous periods were adjusted on this basis.

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3.1.2.3   Group net income

(at December 31, in millions of euros)	2020	2019 data on a historical basis
Operating Income	5,521	5,930
Cost of gross financial debt (except financed assets)	(1,099)	(1,108)
Interest on debts related to financed assets (1)	(1)	(1)
Gains (losses) on assets contributing to net financial debt	(1)	5
Foreign exchange gain (loss)	(103)	76
Interests on lease liabilities (1)	(120)	(129)
Other net financial expenses	11	15
Effects resulting from BT stake	-	(119)
Finance costs, net	(1,314)	(1,261)
Income taxes (2)	848	(1,447)
Consolidated net income	5,055	3,222
Net income attributable to owners of the parent company	4,822	3,004
Net income attributable to non-controlling interests	233	218

(1)   Interest on debts related to financed assets and interest on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in finance costs, net presented in the Consolidated Financial Statements.

(2)   Including, in 2020, the effect of tax income relating to the settlement of the tax dispute in France in respect of fiscal years 2005-2006 for 2,246 million euros (see Section 3.1.1.3 Significant events and Note 11.2 to the Consolidated Financial Statements).

The consolidated net income of the Orange group totaled 5,055 million euros in 2020, compared with 3,222 million euros in 2019, an increase of 1,833 million euros. This increase was chiefly attributable to:

−   the 2,295 million euro reduction in corporate income tax expense (see Note 11.2 to the Consolidated Financial Statements), mainly due to the current tax income of 2,246 million euros recognized in 2020 following the settlement of a tax dispute. On November 13, 2020, the French Conseil d’État found in favor of Orange SA in a tax dispute in France in respect of fiscal years 2005-2006. This decision brought the proceedings to a close and allowed Orange to recover the amounts paid in July 2013 totaling 2,246 million euros, of which 646 million euros in interest (see Section 3.1.1.3 Significant events and Note 11.2 to the Consolidated Financial Statements);

−   partially offset by (i) the 409 million euro fall in operating income, and (ii) to a lesser extent, the 53 million euro increase in finance costs, net (see Note 13.2 to the Consolidated Financial Statements). Between the two periods, the change in finance costs, net mainly includes (i) the negative impact of derivatives for 153 million euros (cross currency swaps) set up by the Group to hedge its economic exposure on subordinated notes issued in pounds sterling, for which the revaluation for foreign exchange risk is not recognized (see Notes 13.2 and 15.4 to the Consolidated Financial Statements), (ii) partially offset by the counter-effect of the recognition, in 2019, of a 119 million euro expense in respect of the investment held in BT Group until 2019 (see Note 13.7 to the Consolidated Financial Statements).

Net income attributable to non-controlling interests amounted to 233 million euros in 2020, compared with 218 million euros in 2019 (see Note 15.6 to the Consolidated Financial Statements). After taking into account net income attributable to non-controlling interests, the net income attributable to owners of the parent company totaled 4,822 million euros in 2020, compared with 3,004 million euros in 2019, an increase of 1,818 million euros.

3.1.2.4   Group comprehensive income

The transition from consolidated net income to consolidated comprehensive income is described in the Consolidated statement of comprehensive income in the Consolidated Financial Statements.

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3.1.2.5   Group capital expenditure

Investments in property, plant and equipment and intangible assets (2) (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
eCAPEX	7,132	7,257	7,293	(1.7) %	(2.2) %
Elimination of proceeds from sales of property, plant and equipment and intangible assets (3)	444	606	610	(26.7) %	(27.1) %
Telecommunication licenses	969	511	519	89.6%	86.6%
Financed assets (4)	241	144	144	68.1%	68.1%
Group total	8,787	8,518	8,565	3.2%	2.6%

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   See Notes 1.5 and 9 to the Consolidated Financial Statements.

(3)   Elimination of proceeds from sales of property, plant and equipment included in economic CAPEX (eCAPEX).

(4)   Financed assets include set-up boxes in France, which are financed by an intermediary bank and meet the standard criterion for the definition of property, plant and equipment according to IAS 16.

Between 2019 and 2020, the increase in the Group’s investments in intangible assets and property, plant and equipment is due to (i) higher expenses, mainly related to telecommunication licenses and, to a lesser extent, financed assets, (ii) partially offset by the fall in other investments in property, plant and equipment and intangible assets. For the effects of the Covid-19 pandemic on the Group’s activities and financial position, see Section 3.1.1.3 Significant events.

The Group’s financial investments (see Section 7.2.1 Financial glossary) are described in Section 3.1.4 Cash flow, financial debt and equity.

3.1.2.5.1     Capital expenditure

3.1.2.5.1.1       Economic CAPEX

(at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
eCAPEX	7,132	7,257	7,293	(1.7) %	(2.2) %
Telecom activities	7,102	7,229	7,265	(1.8) %	(2.2) %
eCAPEX/Revenue from telecom activities	16.8%	17.1%	17.2%	(0.3 pts.)	(0.4 pts.)
Mobile Finance Services	30	28	28	8.5%	8.5%

(1)   See Section 3.1.5.1 Data on a comparable basis.

In 2020, the Orange group’s economic CAPEX amounted to 7,132 million euros (including 7,102 million euros for telecom activities and 30 million euros for Mobile Finance Services). The ratio of economic CAPEX to revenue from telecom activities was 16.8% in 2020, down 0.4 points on 2019 in data on a historical basis and 0.3 points in data on a comparable basis.

Change in data on a historical basis

In historical data, the 2.2% or 160 million euro decrease in the Group’s economic CAPEX between 2019 and 2020 is due to (i) the negative effect of foreign exchange fluctuations, which amounted to 22 million euros, mainly as a result of movements in the Polish zloty against the euro, (ii) the negative impact of changes in the scope of consolidation and other changes for 14 million euros, and (ii) the organic change on a comparable basis, i.e. a decrease of 124 million euros in economic CAPEX.

Change in data on a comparable basis

In data on a comparable basis, the 1.7% or 124 million euro decrease in the Group’s economic CAPEX between 2019 and 2020 was attributable mainly to:

−   the increase in external financing between the two periods. The Group’s investments benefit from co-financing received from third-party operators and subsidies (particularly in France, Spain and Poland) which are deducted from economic CAPEX;

−   the decline in the rollout of very high-speed fixed broadband networks (FTTH) in Spain and to a lesser extent Poland, largely due to delays caused by the Covid-19 health crisis (see Section 3.1.1.3 Significant events);

−   the fall in capital expenditure on legacy fixed and mobile networks in France, in line with the gradual migration of customers to very high-speed fixed and mobile broadband networks (fiber and 4G/5G);

−   the decrease in economic CAPEX relating to leased handsets, Livebox and equipment installed at customers’ premises, mainly in France, and to a lesser extent, for B2B services; and

−   to a lesser extent delays or postponements of investment projects relating to the Covid-19 health crisis, particularly for B2B services.

These decreases were partially offset by:

−   the growth of investments in (i) very high-speed fixed broadband networks (FTTH) in France, and (ii) very high-speed mobile broadband networks (4G/5G), primarily in France, Spain and countries in Africa & Middle East, despite the slower rollout due to the Covid-19 health crisis (see section 3.1.1.3 Significant events); and

−   the decrease in disposals of fixed assets, mainly:

-     in Spain, with fewer disposals of mobile sites (75 million euros in 2020, compared with 185 million euros in 2019, as part of the sale of 1,500 non-strategic mobile sites to Cellnex for a total of 260 million euros),

-     as well as in Poland and for shared services, with the decline in disposals made as part of the optimization of the real estate portfolio (a counter-effect of the significant disposals made in 2019 and delays or postponements of real estate restructuring projects due to the Covid-19 health crisis),

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-     partially offset by (i) the sale in France of FTTH connections to SFR in 2020, following the agreement signed in May 2018 between Orange and SFR (which led to Orange withdrawing from 236 municipalities in the AMII area, in favor of SFR), and (ii) the termination of a significant project of a business customer with the resale of the assets to the customer.

At December 31, 2020, the Group had 48.3 million households connectable with very high-speed broadband (of which 47.2 million households connectable with FTTH) worldwide, up 22.2% year-on-year, of which 22.9 million in France, 15.3 million in Spain, 5.0 million in Poland and 2.6 million in Romania (notably under the network sharing agreement with Telekom Romania Communications (TKR); see Section 3.1.1.3 Significant events).

3.1.2.5.1.2       Telecommunication licenses

In 2020, telecommunication licenses (see Note 9.4 to the Consolidated Financial Statements) amounted to 969 million euros and mainly concerned (i) the acquisition of 5G licenses in France for 875 million euros and in Slovakia for 37 million euros (see Section 3.1.1.3 Significant events), and (ii) the renewal of the 3G license in the 2100 MHz frequency band in Romania for 30 million euros.

In 2019, telecommunication licenses amounted to 519 million euros in data on a historical basis, mostly relating to (i) Spain for 298 million euros, (ii) Burkina Faso for 119 million euros, with the acquisition of a technology-neutral 2G/3G/4G license, and (iii) Guinea for 82 million euros, including the renewal of the current license with additional spectrum resources and the acquisition of a 4G license, plus the acquisition of a new technology-neutral 2G/3G/4G license.

Telecommunication licenses may, in some cases, give rise to annual fees recognized as taxes and operating levies in the Consolidated income statement.

3.1.2.5.2     Investment commitments

Investment commitments are set out in Note 16 to the Consolidated Financial Statements.

3.1.2.5.3     Investment projects

Despite the Covid-19 health crisis, Orange is continuing to roll out its Engage 2025 strategic plan. In its core business, the Group is continuing to revolutionize the operator role, confirming its leadership and further upgrading its infrastructure based on new fixed and mobile network technologies (FTTH and 5G in particular; see Section 3.1.1.3 Significant events). The Group will pursue its efforts to optimize investments and disposals of non-strategic assets. This will involve prioritizing the allocation of its resources to projects that create the most value, with the aim of achieving a ratio of economic CAPEX to revenue from telecom activities of around 15% by 2023.

In fixed networks, whether using proprietary infrastructure or third-party networks via co-financing or leasing arrangements, Orange plans to market its FTTH packages to more than 65 million households in Europe by 2023, thus confirming its European leadership in fiber. At the same time, Orange will seek to:

−   constantly improve the quality of connectivity inside the home (Homelan): boxes and WiFi will continue to be developed and Orange will assist its customers in optimizing their home network;

−   offer new services based on the home of the future by leveraging the gradual increase in home speeds: Orange plans to develop its TV experience in OTT (Over-The-Top) to respond to changes in content use and to continue developing security or remote support solutions; and

−   reduce the carbon footprint of networks through energy efficiency and decarbonization programs (improvement in the energy mix, particularly through the use of renewable energy).

On the mobile network, 5G looks set to disrupt the telecom industry. Following the first commercial launch in Romania in November 2019, the Group continued marketing 5G in 2020 in several European countries where the Group operates (Poland, Spain, France; see Section 3.1.1.3 Significant events). Having obtained the necessary licenses, Orange will integrate DSS technology to capitalize on its existing infrastructure and ensure a rapid rollout while keeping costs down. With 5G, speeds are expected to be up to 10 times faster. From 2023, when the core networks will move to 5G, Orange aims to offer lower latency and use network slicing, i.e. prioritizing certain network slices to cover critical usage or specific needs. The technical performance of the 5G technology will enable the emergence of many new uses, both for the general public (immersive videos, Cloud gaming) and in B2B, for which 5G will be a catalyst of digital transformation (optimization of production times, remote control of machines, predictive maintenance, etc.). Orange has also pledged to reduce the CO2 emissions of its mobile networks.

Orange’s infrastructure will be upgraded while retaining control of its strategic assets. For its FTTH infrastructure, Orange will continue to invest directly to meet its commitments in medium-density areas (AMII), for example in France. However, to continue its industrial effort in certain areas, while controlling its investments, Orange could link up with partners. Through the vehicle Orange Concessions, bringing together public initiative networks (PIN) in France, Orange will be able to seize new development or consolidation opportunities in this market (see Section 3.1.1.3 Significant events). To continue to reinvent its model with optimal management of the FTTH network, Orange will rely on other financial vehicles to address third-party networks in France. In Spain and Poland, Orange also plans to share future FTTH rollouts with other operators via FiberCos, potentially involving third parties.

At the same time, Orange will decommission its copper network in France, very gradually, so as to support all network users in their transition to fiber. The current transition is accompanied by a plan to replace wooden poles with composite equipment with a smaller environmental footprint. After an initial trial phase, the decommissioning of copper will begin in 2023 and is expected to end in 2030.

To optimize the rollout of its mobile infrastructure, particularly in 5G, in terms of pace, coverage and financial capacity, Orange plans to rely on RAN-sharing agreements, while maintaining areas of differentiation, in keeping with the agreements already existing in Poland, Romania, Spain and Belgium.

To make better use of directly-owned towers in its mobile network in Europe, Orange plans to set up TowerCos in most of its European countries. These entities focus purely on tower management and have three key objectives: improving operational efficiency and optimizing mobile investments, increasing the co-location rate, while maintaining Orange’s competitive advantage, and finally, ensuring better understanding of and highlighting the quality and value of these assets. Orange will retain control of these entities in all European countries where they are created. In this respect, Orange reached a major milestone with the announcement in February 2021 of the creation of Totem, the Group’s European TowerCo (see Section 3.1.1.3 Significant events).

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In the B2B segment, Orange intends to take advantage of the major shift in telecommunications represented by SD-WAN (Software-Defined Wide Area Network) technology. Orange is thus positioning itself as a trusted partner that supports companies seeking to optimize their connectivity costs, make their networks more reliable, extract value from their data, and ensure a performance in line with the data speed required by services and applications (see Section 3.1.1.3 Significant events). This commitment is supported by equipment financing programs to minimize customer investments in equipment.

To roll out and maintain international connectivity, Orange will continue its investments by replacing a cable-laying ship and investing in submarine cable companies (see Section 3.1.1.3 Significant events). It will also participate in voluntary environmental certification programs for the maritime industry.

In Africa & Middle East, a region that is experiencing strong growth, Orange intends to accelerate the rollout of mobile and fixed networks in urban and rural areas, relying in particular on Djoliba, the first pan-African backbone (see Section 3.1.1.3 Significant events). Multiservice activities, and specifically financial services, are also central to the growth strategy for Africa & Middle East countries by 2025. The Group aspires to become the market leader in mobile financial services on the continent by leveraging its assets: the increase in Orange Money’s active customer base, the profitability of the service, the diversification of applications and the extension of the service outside the Group’s traditional area (see Section 3.1.1.3 Significant events).

In financial services, Orange Bank plans to extend its reach and diversify its product portfolio (loans, insurance, specific digital banking solutions).

See also Section 1.2.2 The Orange group strategy.

3.1.3     Review by business segment

The new organization of the Orange group’s Executive Committee in place since September 1, 2020 (see Section 3.1.1.3 Significant events) led the Group to review the presentation of its segment information, without however changing the definition of its business segments. In this context, Spain was integrated into the Europe aggregate. Data on a historical basis, data on a comparable basis and customer base data for the 2019 fiscal year were restated to reflect this change. In addition, the Orange Bank business segment was renamed Mobile Finance Services to reflect the gradual integration of new activities within this segment (see Note 1.9 to the Consolidated Financial Statements).

The decisions regarding the allocation of resources and the performance assessment of the component parts of Orange are made by the Chairman and Chief Executive Officer (main operational decision-maker) at business segment level, mainly consisting of the geographical establishments.

The business segments are:

−   France (excluding Enterprise);

−   Spain and each of the Other European countries (comprising the business segments Poland, Belgium and Luxembourg and each of the Central European countries: Moldova, Romania and Slovakia). The Europe aggregate combines the business segments of this area;

−   the Sonatel sub-group (comprising the entities in Senegal, Mali, Guinea, Guinea-Bissau and Sierra Leone), the Côte d’Ivoire sub-group (comprising the entities in Côte d’Ivoire, Burkina Faso and Liberia) and each of the other countries in Africa and the Middle East (mainly Botswana, Cameroon, Central African Republic (CAR), Congo (DRC), Egypt, Jordan, Madagascar, Morocco, and Niger until its disposal on November 22, 2019). The Africa & Middle East aggregate combines the business segments of this area;

−   Enterprise, which brings together dedicated communication solutions and services for businesses in France and around the world;

−   the activities of International Carriers & Shared Services ("IC & SS"), which include (i) the rollout of the international and long-distance network, submarine cable laying and maintenance, and international wholesale services and sales, and (ii) shared services, which cover the Group’s support and cross-cutting functions (IT systems, research and development, and other general Group activities), content activities and the Orange brand; and

−   Mobile Finance Services.

For more details on segment information, see Note 1 to the Consolidated Financial Statements.

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Operating data by segment

The following table presents, for the Orange group, the main operating data (financial data and workforce information) by segment for fiscal years 2020 and 2019 on a comparable basis and 2019 on a historical basis.

For the year ended December 31 (in millions of euros)	France				Europe
		Spain	Other European countries	Europe eliminations	Total Europe
2020
Revenue	18,461	4,951	5,638	(9)	10,580
EBITDAaL	7,163	1,433	1,499	-	2,932
Operating Income	3,809	407	389	-	796
eCAPEX	3,748	969	878	-	1,847
Telecommunication licenses	876	6	67	-	73
Average number of employees	51,476	7,052	19,755	-	26,807
2019 - Data on a comparable basis (1)
Revenue	18,165	5,263	5,717	(12)	10,968
EBITDAaL	7,146	1,646	1,466	-	3,112
eCAPEX	4,052	812	856	-	1,668
Telecommunication licenses	0	298	9	-	308
Average number of employees	53,698	6,931	20,936	-	27,867
2019 - Data on a historical basis
Revenue	18,154	5,280	5,783	(12)	11,051
EBITDAaL	7,135	1,646	1,489	-	3,136
Operating Income	3,892	626	383	-	1,009
eCAPEX	4,052	812	869	-	1,681
Telecommunication licenses	0	298	9	-	308
Average number of employees	53,720	6,931	20,786	-	27,718

(1)   See Section 3.1.5.1 Data on a comparable basis.

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Africa & Middle East	Enterprise	International Carriers & Shared Services	Telecom activities eliminations	Total Telecom activities	Mobile Finance Services	Group eliminations	*

5,834	7,807	1,450	(1,855)	42,277	-	(7)
1,964	1,023	(244)	-	12,839	(160)	1
1,027	621	(538)	-	5,715	(195)	1
1,036	339	133	-	7,102	30	-
20	0	0	-	969	-	-
14,501	27,429	12,726	-	132,939	848	-

5,543	7,914	1,495	(1,930)	42,155	-	(4)
1,785	1,202	(276)	-	12,970	(160)	1
977	403	128	-	7,229	28	-
203	0	0	-	511	-	-
14,454	26,505	12,581	-	135,106	849	-

5,646	7,820	1,498	(1,926)	42,242	-	(4)
1,814	1,191	(261)	-	13,015	(160)	1
940	772	(499)	-	6,114	(186)	1
987	404	141	-	7,265	28	-
212	0	0	-	519	-	-
14,824	25,979	12,529	-	134,770	849	-

* [REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED]

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3.1.3.1   France

France (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	18,461	18,165	18,154	1.6%	1.7%
EBITDAaL	7,163	7,146	7,135	0.2%	0.4%
EBITDAaL/Revenue	38.8%	39.3%	39.3%	(0.5 pts.)	(0.5 pts.)
Operating Income	3,809		3,892		(2.1) %
eCAPEX	3,748	4,052	4,052	(7.5) %	(7.5) %
eCAPEX/Revenue	20.3%	22.3%	22.3%	(2.0 pts.)	(2.0 pts.)
Telecommunication licenses	876	0	0	ns	ns
Average number of employees	51,476	53,698	53,720	(4.1) %	(4.2) %

(1)   See Section 3.1.5.1 Data on a comparable basis.

3.1.3.1.1     Revenue - France

France (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	18,461	18,165	18,154	1.6%	1.7%
Retail services (2)	10,764	10,810	10,807	(0.4) %	(0.4) %
Convergent services	4,559	4,423	4,397	3.1%	3.7%
Mobile only services	2,245	2,301	2,324	(2.4) %	(3.4) %
Fixed only services	3,959	4,086	4,086	(3.1) %	(3.1) %
Fixed only broadband services	2,748	2,699	2,699	1.8%	1.8%
Fixed only narrowband services	1,212	1,387	1,387	(12.6) %	(12.6) %
Wholesale services	5,866	5,498	5,487	6.7%	6.9%
Equipment sales	1,187	1,351	1,351	(12.2) %	(12.2) %
Other revenues	644	506	509	27.3%	26.6%

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   See Section 7.2.1 Financial glossary.

Change in data on a historical basis

In data on a historical basis, the 307 million euro increase in revenue from France between 2019 and 2020 stems from (i) the positive impact of changes in the scope of consolidation and other changes amounting to 11 million euros, and (ii) organic change on a comparable basis representing a 296 million euro increase in revenue.

Change in data on a comparable basis

In data on a comparable basis, the 296 million euro increase in revenue from France between 2019 and 2020 was mainly attributable to:

−   (i) the increase in wholesale services, driven by the development of fiber optic offerings (mainly linked to the increase in co-financed lines and leased lines to third-party operators), as well as the rollout and operation of public initiative networks (PIN, see Section 3.1.1.3 Significant events), (ii) the increase in other revenues, driven by the development of build-to-suit mobile sites, and (iii) the growth of convergence services;

−   partially offset by (i) the adverse impact of the Covid-19 health crisis on equipment sales and revenues linked to customer and visitor roaming, (ii) the structural decline in fixed only narrowband services (conventional telephony), and (iii) the negative effect, between the two periods, of promotional e-reader offers.

The 296 million euro or 1.6% increase in revenue from France between the two periods is mainly due to:

−   the 368 million euro growth in revenue from Wholesale services, essentially related to the increase in fixed services to carriers, driven by the development of fiber optic offerings (with the increase in co-financed lines and leased lines to third-party operators, as well as the construction of public initiative networks, although slowed by the Covid-19 health crisis), partly offset by (i) the structural decline in revenue relating to unbundling and national roaming, and (ii) the decline in roaming revenues from visitors due to the negative effects of the Covid-19 health crisis on tourism;

−   the 138 million euro growth in Other revenues, driven by the rollout of build-to-suit mobile sites, enabling Orange to accelerate the rollout of its mobile network and increase its coverage in less densely populated areas and along transport routes, while limiting investments; and

−   the 137 million euro increase in revenue from Convergent services, largely as a result of the 0.8% increase in the convergent customer base year-on-year, boosted by the success of the Open offers. This growth in volume is also accompanied by growth in value. The 12-month convergent ARPO (see Section 7.2.1 Financial glossary) therefore rose by 1.1% between December 31, 2019 and December 31, 2020, despite the unfavorable effect of promotional e-reader offers between the two periods and the negative impact of the Covid-19 health crisis.

This increase was partially offset between the two periods by:

−   the 164 million euro decrease in Equipment sales, heavily impacted by the Covid-19 health crisis, mainly due to store closures or reduced access to stores during the lockdown periods;

−   the 127 million euro decrease in revenue from Fixed only services, due almost exclusively to the downward trend in conventional telephony (down 12.6% year-on-year, or 175 million euros), whereas fixed only broadband services rose by 49 million euros (or 1.8% year-on-year). The 12-month fixed only broadband ARPO (see Section 7.2.1 Financial glossary) was down 1.1% year-on-year, due in particular to the unfavorable effect, between the two periods, of promotional e-reader offers; and

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−   to a lesser extent, the 56 million euro decrease in revenue from Mobile only services, primarily due to the 3.2% contraction in the mobile only access base, linked to (i) the migration of contract offers to convergent offers, and (ii) the smaller customer base for prepaid offers. Added to this is the fall in 12-month mobile only ARPO (see Section 7.2.1 Financial glossary), down 0.4% between December 31, 2019 and December 31, 2020, impacted in particular by (i) the unfavorable effect, between the two periods, of promotional e-reader offers, and (ii) the negative effect of the Covid-19 health crisis on revenues from customer roaming.

3.1.3.1.2     EBITDAaL - France

Change in data on a historical basis

In data on a historical basis, the 29 million euro increase in EBITDAaL from France between 2019 and 2020 stems from (i) the positive impact of changes in the scope of consolidation and other changes amounting to 11 million euros, and (ii) organic change on a comparable basis representing an 18 million euro increase in EBITDAaL.

Further, between 2019 and 2020, EBITDAaL included the negative effect, between the two periods, of promotional offers on e-readers amounting to 60 million euros, due to a positive impact that was smaller in 2020 than in 2019.

Change in data on a comparable basis

In data on a comparable basis, the 18 million euro increase in EBITDAaL in France between 2019 and 2020 was mainly attributable to:

−   (i) the 296 million euro increase in revenue, (ii) the decrease in commercial expenses and equipment costs, especially the costs of handsets and other equipment sold, linked to the decline in equipment sales caused by the Covid-19 health crisis, and (iii) to a lesser extent, the reduction in labor expenses owing to the decrease in the average number of employees (full-time equivalents);

−   partially offset by:

-     the increase in other external purchases, largely due to (i) purchases for resale mainly related to the construction of public initiative networks (PIN, see Section 3.1.1.3 Significant events) and secondarily to the rollout of build-to-suit mobile sites, and (ii) the effects of the Covid-19 health crisis, with recognition of the costs of medical supplies, partially offset by the reduction in overheads (travel, entertainment and vehicles),

-     the decrease in other operating income (net of other operating expenses), mainly linked to the increase in impairment and losses on trade receivables due to the Covid-19 health crisis,

-     the increase in other network expenses and IT expenses related to fiber maintenance and higher energy costs,

-     the increase in depreciation and amortization of right-of-use assets (integration of new antenna sites, effects of rent indexation and lease amendments) and financed assets (set-up boxes financed by an intermediary bank; see Note 9.5 to the Consolidated Financial Statements), and

-     the increase in operating taxes and levies, mainly corresponding to the increase in the flat-rate tax on network enterprises (IFER), reflecting the higher unit prices of lines from January 1, 2020.

3.1.3.1.3     Operating income - France

In data on a historical basis, the 83 million euro decrease in operating income in France between 2019 and 2020 was largely attributable to:

−   the recognition of a net expense on significant litigations of 199 million euros in 2020, corresponding to the reassessment of the risk on various disputes;

−   partially offset by (i) the 40 million euro decrease in restructuring program costs, (ii) the 29 million euro increase in EBITDAaL on a historical basis, and (iii) the 25 million euro decrease in specific labor expenses, mainly related to the counter-effect of the recognition, in 2019, of an expense of 32 million euros in respect of the French part-time for seniors plans (TPS, plans relating to agreements for the employment of older workers in France) and related bonuses (see Note 7 to the Consolidated Financial Statements).

3.1.3.1.4     Economic CAPEX - France

In both data on a historical basis and data on a comparable basis, the 304 million euro decline in economic CAPEX in France between 2019 and 2020 is mainly due to:

−   (i) the significant increase in co-financing received from third-party operators in connection with the rollout of fiber optic networks, (ii) partly offset by the increase, between the two periods, in gross investments to catch up with the FTTH network rollout, despite being hampered by the Covid-19 health crisis, especially after work stopped during the first lockdown (see Section 3.1.1.3 Significant events); and

−   to a lesser extent, the increase in fixed asset disposals, with the sale of FTTH connections to SFR in 2020, following the agreement signed in May 2018 between Orange and SFR (which led to Orange withdrawing from 236 municipalities in its AMII area, in favor of SFR).

3.1.3.1.5     Telecommunication licenses - France

In 2020, telecommunication licenses in France represented a total of 876 million euros. These mainly correspond to the acquisition of the 5G license (90 MHz of spectrum in the 3.5 GHz band) for 875 million euros, including 854 million euros in fixed fees (with payment spread over four to 15 years, depending on the block) and 21 million euros in spectrum refarming costs relating to the allocation of new frequencies to operators (see Section 3.1.1.3 Significant events).

In 2019, no telecommunication license acquisition was recognized in France

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3.1.3.1.6     Additional information - France

France (at December 31, in thousands, at the end of the period)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Convergent services
Number of convergent customers	5,843	5,797	5,797	0.8%	0.8%
12-month convergent ARPO (in euros) (3)	68.8	68.1	67.7	1.1%	1.6%
Mobile services
Number of mobile accesses (2)	21,521	21,795	21,795	(1.3) %	(1.3) %
o/w: Convergent customer mobile accesses	9,807	9,694	9,694	1.2%	1.2%
Mobile only accesses	11,714	12,101	12,101	(3.2) %	(3.2) %
o/w: Contract customers	19,629	19,445	19,445	0.9%	0.9%
Prepaid customers	1,893	2,350	2,350	(19.5) %	(19.5) %
12-month mobile only ARPO (in euros) (3)	16.8	16.9	17.0	(0.4) %	(1.3) %
Fixed services
Number of fixed accesses (4)	30,291	31,001	31,001	(2.3) %	(2.3) %
Number of fixed Retail accesses	15,872	16,243	16,243	(2.3) %	(2.3) %
o/w: Number of fixed broadband accesses	11,955	11,658	11,658	2.6%	2.6%
o/w:	Accesses with very high-speed broadband	4,515	3,337	3,337	35.3%	35.3%
o/w:	Convergent customer fixed accesses	5,843	5,797	5,797	0.8%	0.8%
Fixed only accesses	6,112	5,861	5,861	4.3%	4.3%
12-month fixed only broadband ARPO (in euros) (3)	36.2	36.6	36.6	(1.1) %	(1.1) %
o/w: Number of fixed narrowband accesses	3,917	4,585	4,585	(14.6) %	(14.6) %
o/w: PSTN accesses	3,880	4,550	4,550	(14.7) %	(14.7) %
Other fixed accesses	36	36	36	2.0%	2.0%
Number of fixed Wholesale accesses	14,419	14,758	14,758	(2.3) %	(2.3) %
o/w: FTTH accesses	3,785	2,465	2,465	53.5%	53.5%
Copper accesses	10,635	12,293	12,293	(13.5) %	(13.5) %

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   See Section 7.2.1 Financial glossary.

(4)   Change in the recognition method of fixed accesses on January 1, 2020 (see Section 3.1.2.1.2 Number of customers).

Between 2019 and 2020, the customer base proved resilient in a very competitive environment.

The total mobile access base was down 1.3% year-on-year, with 21.5 million customers at December 31, 2020. Contract offers grew 0.9% year-on-year, reflecting both (i) the growth in premium offers, driven by Open convergent offers (which reached 9.8 million customers at December 31, 2020), and (ii) the increase in entry-level offers, driven by the penetration of SIM-only offers. This was largely due to the Sosh brand, which was in high demand during lockdown periods and while stores remained closed. Sosh had a total of 4.2 million customers at December 31, 2020, up 8.1% year-on-year. The prepaid customer bases are structurally in decline. In addition, there were 16.4 million 4G customers at December 31, 2020, an increase of 3.1% year-on-year.

The total fixed broadband access base increased by 2.6% year-on-year (298,000 new customers) to reach 12.0 million customers at December 31, 2020. This growth is mainly driven by (i) the dynamism of fiber optic offers, with a total of 4.5 million customers at December 31, 2020, up 35.3% year-on-year, and (ii) the continued growth of convergent offers, which grew by 0.8%, with 5.8 million customers at December 31, 2020. Moreover, 7.6 million customers had subscribed to IPTV and satellite TV offers at December 31, 2020, an increase of 4.7% year-on-year. Fixed access lines sold to other operators (wholesale) were down 2.3% year-on-year, due to the structural decline and migration of copper access lines. In contrast, the number of very high-speed broadband connections rose sharply (up 53.5% year-on-year).

3.1.3.2   Europe

Europe (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	10,580	10,968	11,051	(3.5) %	(4.3) %
EBITDAaL	2,932	3,112	3,136	(5.8) %	(6.5) %
EBITDAaL/Revenue	27.7%	28.4%	28.4%	(0.7 pts.)	(0.7 pts.)
Operating Income	796		1,009		(21.0) %
eCAPEX	1,847	1,668	1,681	10.7%	9.8%
eCAPEX/Revenue	17.5%	15.2%	15.2%	2.2 pts.	2.2 pts.
Telecommunication licenses	73	308	308	(76.2) %	(76.2) %
Average number of employees	26,807	27,867	27,718	(3.8) %	(3.3) %

(1)   See Section 3.1.5.1 Data on a comparable basis.

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3.1.3.2.1     Revenue - Europe

Europe (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	10,580	10,968	11,051	(3.5) %	(4.3) %
Retail services	7,147	7,368	7,401	(3.0) %	(3.4) %
Convergent services	2,717	2,702	2,714	0.5%	0.1%
Mobile only services	3,038	3,283	3,304	(7.5) %	(8.0) %
Fixed only services	1,083	1,129	1,145	(4.1) %	(5.4) %
IT & integration services	310	252	239	22.7%	29.8%
Wholesale services	1,924	1,942	1,959	(0.9) %	(1.8) %
Equipment sales	1,375	1,488	1,518	(7.6) %	(9.4) %
Other revenues	134	171	173	(21.5) %	(22.6) %

(1)   See Section 3.1.5.1 Data on a comparable basis.

Europe (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	10,580	10,968	11,051	(3.5) %	(4.3) %
Spain	4,951	5,263	5,280	(5.9) %	(6.2) %
Poland	2,590	2,567	2,654	0.9%	(2.4) %
Belgium & Luxembourg	1,315	1,363	1,341	(3.5) %	(1.9) %
Central Europe (2)	1,746	1,801	1,801	(3.0) %	(3.0) %
Eliminations	(22)	(25)	(25)

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   Central Europe: entities in Moldova, Romania and Slovakia.

Change in data on a historical basis

In data on a historical basis, the 471 million euro decrease in the Group’s revenue from countries in Europe between 2019 and 2020 includes (i) the negative effect of foreign exchange fluctuations for 88 million euros (mainly as a result of movements in the Polish zloty against the euro), (ii) the positive impact of changes in the scope of consolidation and other changes for 5 million euros, and (ii) organic change on a comparable basis, i.e. a decrease of 388 million euros in revenue.

Change in data on a comparable basis

In data on a comparable basis, the 388 million euro decrease in revenue from countries in Europe between 2019 and 2020 is mainly attributable to:

−   the decline in Mobile only services in all countries and the downturn in Equipment sales, and to a lesser extent, the decrease in Wholesale services (in most countries except Spain and Poland), the contraction in Fixed only services and the fall in Other revenues;

−   partially offset by (i) the growth in IT & integration services, and (ii) the growth in Convergent services.

The 388 million euro decrease in revenue in Europe between the two periods was largely due to the fall in revenue in Spain, down 312 million euros year-on-year.

Between 2019 and 2020, the decline in revenue in Europe was essentially due to:

−   the 245 million euro fall in revenue from Mobile only services in all countries, linked to a decrease in the mobile only access base, down 1.3% year-on-year (particularly in Spain and Central European countries) due to the combined effect of lower prepaid access sales, the migration of customers to convergent offers, and the decline in international roaming revenues from customers as a result of the Covid-19 health crisis;

−   the 113 million euro decrease in Equipment sales in almost all countries (except Romania and Moldova), mainly due to store closures during lockdown periods; and

−   to a lesser degree:

-     the 47 million euro decline in Fixed only services, primarily due to the downward trend in conventional telephony in Poland and the migration of customers to convergent offers,

-     the 37 million euro decrease in Other revenues, mainly relating to Belgium and Romania (linked to the downturn caused by the Covid-19 health crisis), as well as Poland, due to lower energy sales, and

-     the 18 million euro drop in revenue from Wholesale services, due in particular to the reduction in mobile services to carriers, resulting mainly from (i) the decline in SMS volumes and visitor roaming in Belgium due to the Covid-19 health crisis, and (ii) the fall in call termination (mostly in Romania).

This decrease in revenue was partially offset by:

−   the 57 million euro increase in revenue from IT & integration services, mainly in Poland in the B2B market, and secondarily in Romania, linked to the signing of specific new contracts with local authorities; and

−   to a lesser extent, the 15 million euro increase in revenue from Convergent services. The 5.1% fall in revenues from convergent services in Spain was more than offset by the 122 million euro increase in revenue from convergent services in Other European countries. Year-on-year, the convergent customer base in countries in Europe countries grew 5.0%.

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3.1.3.2.2     EBITDAaL - Europe

Change in data on a historical basis

In data on a historical basis, the 204 million euro decrease in EBITDAaL from countries in Europe between 2019 and 2020 stems from (i) the negative effect of foreign exchange fluctuations, amounting to 23 million euros, (ii) the adverse impact of changes in the scope of consolidation and other changes, amounting to 1 million euros, and (iii) organic change on a comparable basis, i.e. a 180 million euro fall in EBITDAaL.

Change in data on a comparable basis

In data on a comparable basis, the 180 million euro decrease in EBITDAaL from countries in Europe between 2019 and 2020 is mainly due to the 388 million euro fall in revenue in countries in Europe, and to a lesser extent, the decline in other operating income in Spain, partially offset by:

−   the reduction in commercial expenses, equipment costs and content costs, primarily due to the downturn in equipment sales caused by the Covid-19 health crisis;

−   the contraction in service fees and inter-operator costs, linked to the decline in wholesale services; and

−   to a lesser extent, the decrease in labor expenses in Poland, with, on the one hand, the effect of the drop in the average number of employees (full-time equivalents), and on the other, the effect of a 14 million euro reversal of pension provisions (amendment of the Seniority awards plan).

3.1.3.2.3     Operating income - Europe

In data on a historical basis, the 212 million euro reduction in operating income for countries in Europe between 2019 and 2020 is mostly a result of:

−   the 204 million euro fall in EBITDAaL in data on a historical basis; and

−   the 84 million euro decrease in the fixed asset, investment and businesses portfolio review, due to the fall in gains on disposal of fixed assets, with (i) the counter-effect of the recognition, in 2019, of significant disposals related to real estate portfolio optimization programs in Poland, and (ii) the decline in disposals of non-strategic mobile sites in Spain;

−   partially offset by the lower costs of restructuring programs relating to the counter-effect of the recognition, in 2019, of employee departure plans in Poland (see Note 6.3 to the Consolidated Financial Statements).

3.1.3.2.4     Economic CAPEX - Europe

Change in data on a historical basis

In data on a historical basis, the 166 million euro increase in economic CAPEX in countries in Europe between 2019 and 2020 includes (i) the negative impact of foreign exchange fluctuations for 13 million euros, (ii) more than offset by organic change on a comparable basis, i.e. an increase of 179 million euros in economic CAPEX.

Change in data on a comparable basis

In data on a comparable basis, the 179 million euro increase in economic CAPEX in countries in Europe between 2019 and 2020 is mainly due to the decrease in fixed asset disposals, with (i) the reduction in disposals of non-strategic mobile sites to Cellnex in Spain, and (ii) the decline in disposals made as part of the optimization of the real estate portfolio in Poland.

3.1.3.2.5     Telecommunication licenses - Europe

Telecommunication licenses in countries in Europe amount to:

−   73 million euros in 2020, mainly in Slovakia for 37 million euros (acquisition of a 5G license; see Section 3.1.1.3 Significant events), and Romania for 30 million euros (renewal of the 3G license in the 2100 MHz band); and

−   308 million euros in data on a historical basis in 2019, mainly for Spain.

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3.1.3.2.6     Additional information - Europe

Europe (at December 31, in thousands, at the end of the period)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Convergent services
Number of convergent customers	5,213	4,965	4,965	5.0%	5.0%
o/w: Spain	3,000	2,996	2,996	0.1%	0.1%
Poland	1,483	1,369	1,369	8.3%	8.3%
Belgium & Luxembourg	289	237	237	22.2%	22.2%
Central Europe (4)	441	364	364	21.3%	21.3%
12-month convergent ARPO (3)
Spain (in euros)	56.7	58.2	58.2	(2.5) %	(2.5) %
Poland (in zlotys)	105.7	102.4	102.4	3.2%	3.2%
Belgium (in euros)	75.1	77.1	77.1	(2.6) %	(2.6) %
Mobile services
Number of mobile accesses (2)	50,934	50,934	50,934	0.0%	0.0%
o/w: Convergent customer mobile accesses	10,020	9,460	9,460	5.9%	5.9%
Mobile only accesses	40,915	41,473	41,473	(1.3) %	(1.3) %
o/w: Contract customers	38,029	36,800	36,800	3.3%	3.3%
Prepaid customers	12,906	14,134	14,134	(8.7) %	(8.7) %
o/w: Spain	15,913	16,313	16,313	(2.4) %	(2.4) %
Poland	15,752	15,284	15,284	3.1%	3.1%
Belgium & Luxembourg	4,906	4,690	4,690	4.6%	4.6%
Central Europe (4)	14,363	14,647	14,647	(1.9) %	(1.9) %
12-month mobile only ARPO (3)
Spain (in euros)	11.3	12.0	12.0	(6.4) %	(6.4) %
Poland (in zlotys)	19.6	20.1	20.1	(2.3) %	(2.3) %
Belgium (in euros)	17.7	18.0	18.0	(1.7) %	(1.7) %
Fixed services
Number of fixed accesses (5)	10,873	10,863	10,863	0.1%	0.1%
Number of fixed Retail accesses	9,625	9,726	9,726	(1.0) %	(1.0) %
o/w: Number of fixed broadband accesses	7,772	7,547	7,547	3.0%	3.0%
o/w: Accesses with very high-speed broadband	4,748	4,270	4,270	11.2%	11.2%
o/w: Convergent customer fixed accesses	5,213	4,965	4,965	5.0%	5.0%
Fixed only accesses	2,558	2,582	2,582	(0.9) %	(0.9) %
o/w: Spain	4,032	4,075	4,075	(1.0) %	(1.0) %
Poland	2,702	2,607	2,607	3.6%	3.6%
Belgium & Luxembourg	348	279	279	24.8%	24.8%
Central Europe (4)	689	586	586	17.5%	17.5%
12-month fixed only broadband ARPO (3)
Spain (in euros)	29.4	30.6	30.6	(3.8) %	(3.8) %
Poland (in zlotys)	58.0	55.4	55.4	4.7%	4.7%
o/w: Number of fixed narrowband accesses	1,853	2,179	2,179	(15.0) %	(15.0) %
Number of fixed Wholesale accesses	1,248	1,137	1,137	9.8%	9.8%
o/w: Spain	792	618	618	28.1%	28.1%
Poland	457	519	519	(12.0) %	(12.0) %

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   See Section 7.2.1 Financial glossary.

(4)   Central Europe: entities in Moldova, Romania and Slovakia.

(5)   Change in the recognition method of fixed accesses on January 1, 2020 (see Section 3.1.2.1.2 Number of customers).

Between 2019 and 2020, customer bases in European countries withstood the Covid-19 health crisis and strong competition, which was particularly evident in Spain.

The total mobile access base was stable year-on-year, with 50.9 million customers at December 31, 2020. Prepaid offers continued to decline, accentuated by the Covid-19 health crisis. At the same time, contract offers increased in nearly all countries, with year-on-year growth of 3.3%.

The total fixed access base was up 0.1% year-on-year, with 10.9 million customers at December 31, 2020. The fixed broadband access base recorded a 3.0% year-on-year increase (with 7.8 million accesses at December 31, 2020), driven by the growth in very high-speed broadband, up 11.2% year-on-year (with 4.7 million accesses at December 31, 2020).

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3.1.3.2.7     Additional information - Spain

Spain (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	4,951	5,263	5,280	(5.9) %	(6.2) %
EBITDAaL	1,433	1,646	1,646	(13.0) %	(13.0) %
EBITDAaL/Revenue	28.9%	31.3%	31.2%	(2.3 pts.)	(2.2 pts.)
Operating Income	407		626		(34.9) %
eCAPEX	969	812	812	19.3%	19.3%
eCAPEX/Revenue	19.6%	15.4%	15.4%	4.1 pts.	4.2 pts.
Telecommunication licenses	6	298	298	(97.9) %	(97.9) %
Average number of employees	7,052	6,931	6,931	1.7%	1.7%

(1)   See Section 3.1.5.1 Data on a comparable basis.

Revenue - Spain

Spain (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	4,951	5,263	5,280	(5.9) %	(6.2) %
Retail services	3,476	3,760	3,760	(7.6) %	(7.6) %
Convergent services	1,984	2,092	2,092	(5.1) %	(5.1) %
Mobile only services	1,012	1,161	1,161	(12.9) %	(12.9) %
Fixed only services	471	501	501	(5.9) %	(5.9) %
IT & integration services	8	6	6	37.4%	37.4%
Wholesale services	916	901	901	1.7%	1.7%
Equipment sales	547	602	620	(9.2) %	(11.7) %
Other revenues	12	0	0	-	-

(1)   See Section 3.1.5.1 Data on a comparable basis.

Change in data on a historical basis

In data on a historical basis, the 330 million euro decrease in revenue from Spain between 2019 and 2020 stems from (i) the negative impact of changes in the scope of consolidation and other changes amounting to 18 million euros, and (ii) organic change on a comparable basis representing a 312 million euro decrease in revenue.

Change in data on a comparable basis

In data on a comparable basis, the 312 million euro decrease in revenue from Spain between 2019 and 2020 is largely attributable to the decline in Mobile only services and Convergent services, and to a lesser extent, the reduction in Equipment sales and Fixed only services.

For fixed broadband and mobile, sales performance between 2019 and 2020 was impacted by the Covid-19 health crisis and the continued very strong promotional drive, causing the market to migrate towards low-cost offers:

−   the total mobile access base fell by 2.4% year-on-year, with 15.9 million customers at December 31, 2020. Contract customers increased by 1.7% year-on-year, whilst prepaid customers (1.9 million customers at December 31, 2020) fell by 24.7% year-on-year;

−   the total fixed broadband access base shrank by 1.0% year-on-year, although the very high-speed fixed broadband access base continued to grow at a rate of 4.8% year-on-year to reach 3.4 million customers at December 31, 2020, or 83.2% of the total fixed broadband access base. In addition, digital TV packages (IPTV and satellite TV) increased by 0.9% year-on-year, driven by content offers (broadcasts of championship football matches and optional premium content).

The 312 million euro fall in revenue from Spain between the two periods (i.e. a reduction of 5.9%) is mainly attributable to:

−   the 150 million euro decline in revenue from Mobile only services, mainly due to the migration of the market towards low-cost offers, resulting in (i) a 6.4% drop in 12-month mobile only ARPO between December 31, 2019 and December 31, 2020, and (ii) a 5.2% year-on-year contraction in the mobile only access base, particularly for prepaid offers;

−   the 107 million euro decrease in revenue from Convergent services, due to the challenging competitive environment and the effects of the Covid-19 health crisis, particularly for packages that include football content. The convergent customer base had 3 million customers at December 31, 2020, up 0.1% year-on-year. 12-month convergent ARPO fell 2.5% between December 31, 2019 and December 31, 2020; and

−   to a lesser extent (i) the 55 million euro decrease in Equipment sales, owing to lower volumes due to the Covid-19 health crisis (store closures during lockdown periods), and (ii) the 30 million euro fall in revenue from Fixed only services, impacted by a tough competitive environment and the Covid-19 health crisis, leading to a 4.3% year-on-year contraction in the fixed only broadband access base and a 3.8% fall in 12-month fixed only broadband ARPO.

EBITDAaL - Spain

In both data on a historical basis and data on a comparable basis, the 214 million euro decline in EBITDAaL in Spain between 2019 and 2020 is mainly due to:

−   (i) the 312 million euro fall in revenue, (ii) the decrease in other operating income (decline in rebilling linked to network sharing, increase in impairment and losses on trade receivables due to the Covid-19 health crisis), and (iii) to a lesser extent, higher content costs;

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−   partly offset by (i) the decrease in commercial expenses and equipment costs, related to the Covid-19 health crisis (decrease in the costs of handsets and other products sold and fall in distribution fees due to the downturn in activity), (ii) the reduction in network expenses, and (iii) to a lesser extent, the decline in depreciation and amortization of rights-of-use assets, mainly linked to the reduced use of network access leasing due to the development of the FTTH network and the increase in customer connections to directly owned assets.

Operating income - Spain

In data on a historical basis, the 218 million euro decrease in operating income for Spain between 2019 and 2020 is mainly due to the 214 million euro fall in EBITDAaL on a historical basis.

Economic CAPEX - Spain

In both data on a historical basis and data on a comparable basis, the 157 million euro increase in economic CAPEX in Spain between 2019 and 2020 is mainly due to (i) the decrease in disposals of fixed assets between the two periods (with the disposal of non-strategic mobile sites to Cellnex for 75 million euros in 2020, compared to 185 million euros in 2019), and (ii) an increase in investments in mobile networks (particularly 5G networks), despite the delayed rollout caused by the Covid-19 health crisis.

Telecommunication licenses - Spain

Telecommunication licenses in Spain amounted to 6 million euros in 2020 and 298 million euros in 2019 on a historical basis.

3.1.3.3   Africa & Middle East

Africa & Middle East (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	5,834	5,543	5,646	5.2%	3.3%
EBITDAaL	1,964	1,785	1,814	10.0%	8.3%
EBITDAaL/Revenue	33.7%	32.2%	32.1%	1.5 pts.	1.5 pts.
Operating Income	1,027		940		9.3%
eCAPEX	1,036	977	987	6.0%	5.0%
eCAPEX/Revenue	17.8%	17.6%	17.5%	0.1 pts.	0.3 pts.
Telecommunication licenses	20	203	212	(90.1) %	(90.5) %
Average number of employees	14,501	14,454	14,824	0.3%	(2.2) %

(1)   See Section 3.1.5.1 Data on a comparable basis.

Africa & Middle East continue to suffer political, security or economic instability and sometimes tax or regulatory pressures that may affect the general business climate, the activity and earnings of subsidiaries and shareholdings, and could continue to affect them in the future. In some cases, these situations have led the Group to book impairments on assets (see Notes 8, 9.3 and 12 to the Consolidated Financial Statements).  [REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED]

3.1.3.3.1     Revenue - Africa & Middle East

Africa & Middle East (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	5,834	5,543	5,646	5.2%	3.3%
Retail services	5,007	4,644	4,738	7.8%	5.7%
Mobile only services	4,420	4,143	4,230	6.7%	4.5%
Fixed only services	562	487	493	15.5%	13.9%
IT & integration services	25	14	14	75.4%	74.0%
Wholesale services	695	764	780	(9.0) %	(11.0) %
Equipment sales	89	95	96	(6.8) %	(7.5) %
Other revenues	43	41	32	6.0%	36.6%

(1)   See Section 3.1.5.1 Data on a comparable basis.

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Africa & Middle East (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	5,834	5,543	5,646	5.2%	3.3%
Sonatel sub-group (2)	1,838	1,758	1,797	4.5%	2.3%
Côte d’Ivoire sub-group (3)	1,328	1,194	1,195	11.3%	11.1%
Egypt	891	831	796	7.2%	11.9%
Morocco	611	599	602	2.1%	1.6%
Jordan	392	394	402	(0.5) %	(2.5) %
Cameroon	329	312	312	5.6%	5.6%
Congo (DRC)	280	306	312	(8.3) %	(10.0) %
Other countries (4)	220	199	285	10.6%	(22.9) %
Eliminations	(56)	(49)	(55)	14.1%	2.1%

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   Sonatel sub-group: entities in Senegal, Mali, Guinea, Guinea-Bissau and Sierra Leone.

(3)   Côte d’Ivoire sub-group: entities in Côte d’Ivoire, Burkina Faso and Liberia.

(4)   Other countries: mainly Botswana, Central African Republic (CAR), Madagascar, and Niger until its disposal on November 22, 2019.

Change in data on a historical basis

In data on a historical basis, the 188 million euro increase in revenue from countries in the Africa & Middle East segment between 2019 and 2020 includes (i) the unfavorable effect of changes in the scope of consolidation and other changes for 69 million euros, mostly corresponding to the disposal of Orange Niger on November 22, 2019 (for 63 million euros), (ii) the negative impact of foreign exchange fluctuations for 33 million euros, mainly taking into account movements in the Guinean franc (for 31 million euros), and, to a lesser extent, the Jordanian dinar, against the euro, (iii) more than offset by organic change on a comparable basis, amounting to a 291 million euro increase in revenue.

Change in data on a comparable basis

In data on a comparable basis, the 291 million euro increase in revenue from countries in the Africa & Middle East segment between 2019 and 2020 is mainly due to business growth of (i) the Côte d’Ivoire sub-group, led by Côte d’Ivoire and Burkina Faso, (ii) the Sonatel sub-group, primarily driven by Guinea, Mali and Sierra Leone, (iii) Egypt, and (iv) to a lesser extent, Cameroon.

The growth in revenue from countries in the Africa & Middle East segment between the two periods is mainly attributable to:

−   the 278 million euro increase in Mobile only services, due in large part to (i) the 23.7% growth in data services, boosted by the 38.8% increase in the 4G customer base, which had 33.0 million customers at December 31, 2020, and (ii) the 21.1% growth in Orange Money’s revenue, which stood at 507 million euros in 2020, despite the regulatory measures introduced by central banks for mobile payment services in the context of the Covid-19 health crisis. At December 31, 2020, the mobile only access base had 128.4 million accesses, up 5.2% year-on-year, mainly due to the sales performance recorded in Cameroon and in the Sonatel and Côte d’Ivoire sub-groups; and

−   to a lesser extent, the 75 million euro increase in Fixed only services, largely as a result of the development of broadband services (particularly in Morocco), in turn due to the accelerated rollout of fiber and lifestyle changes during the pandemic. The fixed broadband access base, up 39.3% year-on-year, has therefore grown in almost all countries;

−   partially offset by the 69 million euro reduction in Wholesale services, impacted by the fall in incoming international traffic volumes and the decline in visitor roaming linked to the Covid-19 travel restrictions.

3.1.3.3.2     EBITDAaL - Africa & Middle East

Change in data on a historical basis

In data on a historical basis, the 151 million euro increase in EBITDAaL in countries in the Africa & Middle East segment between 2019 and 2020 includes (i) the unfavorable impact of changes in the scope of consolidation and other changes for 15 million euros, and (ii) the negative effect of foreign exchange fluctuations for 13 million euros, (iii) more than offset by organic change on a comparable basis, representing a 179 million euro increase in EBITDAaL.

Change in data on a comparable basis

In data on a comparable basis, the 179 million euro increase in EBITDAaL in countries in the Africa & Middle East segment between 2019 and 2020 is primarily explained by:

−   revenue growth of 291 million euros, and to a lesser extent, the fall in interconnection costs (due to the decline in domestic call termination and the slowdown in international transit activity), as well as the reduction in other operating expenses;

−   partially offset by (i) the increase in operating taxes and levies, mostly due to business growth, (ii) the increase in other network expenses and IT expenses (continued network rollout in all countries, development of data services), and (iii) the increase in distribution commissions, linked to the strong sales momentum and, in particular, the expansion of Orange Money.

3.1.3.3.3     Operating income - Africa & Middle East

In data on a historical basis, the 87 million euro increase in operating income in countries in the Africa & Middle East segment between 2019 and 2020 was largely due to the 151 million increase in EBITDAaL on a historical basis, partially offset by:

−   the 35 million euro increase in impairment of goodwill and fixed assets (see Notes 8 and 9.3 to the Consolidated Financial Statements), due to the counter-effect of the recognition, in 2019, (i) of a reversal of provisions for fixed assets in Egypt for 89 million euros, reflecting notably an improvement in the country’s economic situation, (ii) partially offset by impairment of goodwill in Jordan for 54 million euros, which reflected the effects of an uncertain political and economic climate and strong competitive pressure in the fixed and mobile data markets;

−   and the 39 million euro increase in depreciation and amortization of fixed assets (see Note 9.2 to the Consolidated Financial Statements).

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3.1.3.3.4     Economic CAPEX - Africa & Middle East

Change in data on a historical basis

In data on a historical basis, the 49 million euro increase in economic CAPEX in countries in the Africa & Middle East segment between 2019 and 2020 included (i) the negative effect of foreign exchange fluctuations for 6 million euros, and (ii) the unfavorable impact of foreign exchange fluctuations and changes in the scope of consolidation for 4 million euros, (iii) more than offset by organic change on a comparable basis, representing a 59 million euro increase in economic CAPEX.

Change in data on a comparable basis

In data on a comparable basis, the 59 million euro increase in economic CAPEX in countries in the Africa & Middle East segment between 2019 and 2020 is mainly due to the increase in investments in very high-speed mobile and fixed broadband networks (4G and FTTH) to support changes in usage. The 4G customer base reached 33.0 million customers at the end of December 2020, up 38.8% year-on-year. In addition, Africa & Middle East countries had 1.6 million households connectable with very high-speed broadband at December 31, 2020, up 61.9% year-on-year.

3.1.3.3.5     Telecommunication licenses - Africa & Middle East

In 2020, telecommunication licenses for countries in the Africa & Middle East segment totaled 20 million euros. These mainly concerned Senegal for 11 million euros and Morocco for 9 million euros.

In 2019, telecommunication licenses in countries in the Africa & Middle East segment amounted to 212 million euros in data on a historical basis, mostly relating to (i) Burkina Faso for 119 million euros, with the acquisition of a technology-neutral 2G/3G/4G license, and (ii) Guinea for 82 million euros, including the renewal of the current license with additional spectrum resources and the acquisition of a 4G license, plus the acquisition of a new technology-neutral 2G/3G/4G license.

3.1.3.3.6     Additional information - Africa & Middle East

Africa & Middle East (at December 31, in thousands, at the end of the period)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Mobile services
Number of mobile accesses (2)	128,351	121,969	121,969	5.2%	5.2%
o/w: Contract customers	6,424	5,447	5,447	17.9%	17.9%
Prepaid customers	121,927	116,522	116,522	4.6%	4.6%
o/w: Sonatel sub-group (3)	35,453	32,301	32,301	9.8%	9.8%
Côte d’Ivoire sub-group (4)	25,693	23,762	23,762	8.1%	8.1%
Egypt	27,501	28,098	28,098	(2.1) %	(2.1) %
Morocco	13,304	12,884	12,884	3.3%	3.3%
Jordan	2,099	2,080	2,080	0.9%	0.9%
Cameroon	9,262	7,872	7,872	17.7%	17.7%
Congo (DRC)	10,495	10,661	10,661	(1.5) %	(1.5) %
Other countries (5)	4,542	4,311	4,311	5.3%	5.3%
Fixed services
Number of fixed accesses (6)	2,542	2,052	2,052	23.9%	23.9%
Number of fixed Retail accesses	2,542	2,052	2,052	23.9%	23.9%
o/w: Number of broadband accesses	1,712	1,229	1,229	39.3%	39.3%
Number of fixed narrowband accesses	829	823	823	0.8%	0.8%

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   Sonatel sub-group: entities in Senegal, Mali, Guinea, Guinea-Bissau and Sierra Leone.

(4)   Côte d’Ivoire sub-group: entities in Côte d’Ivoire, Burkina Faso and Liberia.

(5)   Other countries: mainly Botswana, Central African Republic (CAR) and Madagascar.

(6)   Change in the recognition method of fixed accesses on January 1, 2020 (see Section 3.1.2.1.2 Number of customers).

3.1.3.4   Enterprise

Enterprise (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	7,807	7,914	7,820	(1.4) %	(0.2) %
EBITDAaL	1,023	1,202	1,191	(14.9) %	(14.1) %
EBITDAaL/Revenue	13.1%	15.2%	15.2%	(2.1) pts.	(2.1) pts.
Operating Income	621		772		(19.6) %
eCAPEX	339	403	404	(16.0) %	(16.2) %
eCAPEX/Revenue	4.3%	5.1%	5.2%	(0.8) pts.	(0.8) pts.
Average number of employees	27,429	26,505	25,979	3.5%	5.6%

(1)   See Section 3.1.5.1 Data on a comparable basis.

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3.1.3.4.1     Revenue - Enterprise

Enterprise (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	7,807	7,914	7,820	(1.4) %	(0.2) %
Fixed only services	3,851	3,950	3,963	(2.5) %	(2.8) %
Voice services (2)	1,237	1,285	1,289	(3.8) %	(4.0) %
Data services (3)	2,614	2,664	2,674	(1.9) %	(2.2) %
IT & integration services	3,086	3,015	2,909	2.3%	6.1%
Services and mobile equipment (4)	870	949	949	(8.3) %	(8.3) %
Mobile only services	649	727	727	(10.7) %	(10.7) %
Wholesale services	45	34	34	33.0%	33.0%
Equipment sales	175	187	187	(6.5) %	(6.5) %

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   Voice services include (i) legacy voice offers (PSTN access), (ii) Voice over Internet Protocol (VoIP) products, (iii) audio-conference services, and (iv) incoming traffic for call centers.

(3)   Data services include (i) legacy data solutions still offered by Orange Business Services (Frame Relay, Transrel, leased lines, narrowband), (ii) services having reached a certain maturity such as IP-VPN, and broadband infrastructure products such as satellite or fiber optic access, (iii) satellite TV broadcast services, and (iv) Business Everywhere roaming offers.

(4)   Services and mobile equipment include (i) mobile only services, (ii) wholesale services, corresponding to incoming mobile B2B traffic invoiced to other carriers, and (iii) mobile equipment sales invoiced to businesses.

Change in data on a historical basis

In data on a historical basis, the 13 million euro decrease in Enterprise revenue between 2019 and 2020 includes:

−   the positive impact of changes in the scope of consolidation and other changes in the amount of 127 million euros, resulting mainly from the acquisitions of SecureLink on July 8, 2019 (representing 122 million euros) and SecureData on January 31, 2019;

−   the negative effect of foreign exchange fluctuations of 33 million euros, mainly resulting from the performance of the US dollar against the euro; and

−   organic change on a comparable basis, representing a 107 million euro fall in revenue.

Change in data on a comparable basis

In data on a comparable basis, the 107 million euro decrease in Enterprise revenue between 2019 and 2020 is attributable to:

−   the 79 million euro decrease in revenue from Mobile services and equipment (see above definition in the table footnote), largely linked to the Covid-19 health crisis, with a decline of 78 million euros in revenue from mobile only services (revenues from roaming), and to a lesser extent, a 12 million euro decline in mobile equipment sales;

−   the 50 million euro fall in revenue from Data services (see above definition in the table footnote), mainly outside France, heavily impacted by the 11.3% drop in revenue from satellite broadcasting services (Globecast), due to postponements and cancellations of sporting and cultural events due to the Covid-19 health crisis;

−   the 48 million euro decline in revenue from Voice services (see above definition in the table footnote), mainly due to the structural decline in conventional services (conventional fixed telephony was down 73 million euros), partially offset by the growth of 16 million euros in audio-conferencing services, the use of which increased during the Covid-19 health crisis;

−   partially offset by the 70 million euro growth in revenue from IT & integration services, which continued to increase between the two periods despite the effects of the Covid-19 health crisis in 2020. This growth was mainly driven by the increase in cybersecurity services (with revenue of 768 million euros in 2020, up 9.0% year-on-year) and Cloud services (up 5.9% year-on-year).

3.1.3.4.2     EBITDAaL - Enterprise

Change in data on a historical basis

In data on a historical basis, the 168 million euro decrease in Enterprise EBITDAaL between 2019 and 2020 includes (i) the positive effect of foreign exchange fluctuations for 10 million euros, (ii) the favorable impact of changes in the scope of consolidation and other changes for 1 million euros, and (iii) organic change on a comparable basis, amounting to a decrease of 179 million euros in EBITDAaL.

Change in data on a comparable basis

In data on a comparable basis, the 179 million euro decrease in Enterprise EBITDAaL between 2019 and 2020 can essentially be attributed to:

−   (i) the 107 million euro fall in revenue, (ii) the increase in labor expenses, mainly related to the increase in the average number of employees (full-time equivalents) linked to the development of Cloud and cybersecurity activities, (iii) the increase in other network expenses and IT expenses, corresponding to the increase in operating and maintenance costs for IT infrastructure and applications (in line with the increase in IT & integration services), and (iv) the increase in impairment and losses on trade receivables due to the Covid-19 health crisis;

−   partially offset by the reduction in commercial expenses and equipment costs, in line with the decline in activity.

3.1.3.4.3     Operating income - Enterprise

In data on a historical basis, the 152 million euro fall in Enterprise operating income between 2019 and 2020 is largely due to the 168 million euro decrease in EBITDAaL on a historical basis, partially offset by the recognition, in 2020, of a 14 million euro gain on disposal of fixed assets.

3.1.3.4.4     Economic CAPEX - Enterprise

Change in data on a historical basis

In data on a historical basis, the 66 million euro decrease in Enterprise economic CAPEX between 2019 and 2020 includes (i) the negative effect of foreign exchange fluctuations for 3 million euros, (ii) the favorable impact of changes in the scope of consolidation and other changes for 2 million euros, and (iii) organic change on a comparable basis, amounting to a decrease of 64 million euros in economic CAPEX.

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Change in data on a comparable basis

In data on a comparable basis, the 64 million euro decrease in Enterprise economic CAPEX between 2019 and 2020 is due to (i) postponements of projects (real estate and customer projects), due partly to the Covid-19 health crisis, and (ii) the discontinuation of a major customer project with the resale of the assets to the customer.

3.1.3.4.5     Additional information - Enterprise

Enterprise (at December 31, in thousands, at the end of the period)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Mobile services
Number of mobile accesses in France (2)	13,287	12,513	12,513	6.2%	6.2%
Fixed services
Number of fixed accesses in France (3)	1,404	1,523	1,523	(7.8) %	(7.8) %
Number of fixed Retail accesses	1,404	1,523	1,523	(7.8) %	(7.8) %
o/w: Number of fixed broadband accesses	241	251	251	(3.9) %	(3.9) %
Number of fixed narrowband accesses	1,163	1,271	1,271	(8.6) %	(8.6) %
Number of IP-VPN accesses worldwide (4)	366	360	360	1.5%	1.5%
o/w: Number of IP-VPN accesses in France 4)	307	302	302	1.3%	1.3%

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   Contract customers. Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   Change in the recognition method of fixed accesses on January 1, 2020 (see Section 3.1.2.1.2 Number of customers).

(4)   Access of customers outside the Orange group, not including carrier market.

3.1.3.5   International Carriers & Shared Services

International Carriers & Shared Services (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	1,450	1,495	1,498	(3.0) %	(3.2) %
EBITDAaL	(244)	(276)	(261)	11.4%	6.3%
EBITDAaL/Revenue	(16.9) %	(18.5) %	(17.4) %	1.6 pts.	0.5 pts.
Operating Income	(538)		(499)		(7.9) %
eCAPEX	133	128	141	3.7%	(5.4) %
eCAPEX/Revenue	9.2%	8.6%	9.4%	0.6 pts.	(0.2 pts.)
Average number of employees	12,726	12,581	12,529	1.1%	1.6%

(1)   See Section 3.1.5.1 Data on a comparable basis.

3.1.3.5.1     Revenue - International Carriers & Shared Services

International Carriers & Shared Services (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	1,450	1,495	1,498	(3.0) %	(3.2) %
Wholesale services	1,038	1,077	1,077	(3.6) %	(3.6) %
Other revenues	412	418	421	(1.4) %	(2.1) %

(1)   See Section 3.1.5.1 Data on a comparable basis.

Change in data on a historical basis

In data on a historical basis, the 48 million euro decrease in International Carriers & Shared Services revenue between 2019 and 2020 can be attributed to (i) the adverse effect of foreign exchange fluctuations for 4 million euros, and (ii) organic change on a comparable basis, namely a 44 million euro decrease in revenue.

Change in data on a comparable basis

In data on a comparable basis, the 44 million euro decrease in revenue from International Carriers & Shared Services between 2019 and 2020 is attributable to:

−   the 38 million euro decrease in Wholesale services, owing to the decline in international wholesale services (mainly voice activities and roaming services), impacted by the Covid-19 health crisis; and

−   the 6 million euro contraction in Other revenues, mainly due to the decline in Orange Marine installation activities and the fall in cinema revenues (Orange Studio), impacted by the restrictions (closure of movie theaters) linked to the Covid-19 health crisis.

3.1.3.5.2     EBITDAaL - International Carriers & Shared Services

Change in data on a historical basis

In data on a historical basis, the 16 million euro increase in EBITDAaL of International Carriers & Shared Services between 2019 and 2020 includes (i) the positive effect of foreign exchange fluctuations for 3 million euros, (ii) the unfavorable effect of changes in the scope of consolidation and other changes for 18 million euros, and (iii) organic change on a comparable basis, namely a 31 million euro increase in EBITDAaL.

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Change in data on a comparable basis

In data on a comparable basis, the 31 million euro increase in EBITDAaL for International Carriers & Shared Services between 2019 and 2020 is mainly due to:

−   (i) the fall in other external purchases, essentially linked to the reduction in overheads of shared services, largely on account of the Covid-19 health crisis (travel savings, cancellation of events, decline in activity), and (ii) the reduction in labor expenses;

−   partially offset by (i) the 44 million euro drop in revenue, (ii) the fall in other operating income (net of other operating expenses), and (iii) the reduction in IT expenses.

3.1.3.5.3     Operating income - International Carriers & Shared Services

In data on a historical basis, the 39 million euro decrease in the operating income for International Carriers & Shared Services between 2019 and 2020 is mainly attributable to:

−   (i) the fall in gains on disposal of fixed assets between the two periods (counter-effect of the significant disposals carried out in 2019 as part of the optimization of the real estate portfolio), (ii) the increase in restructuring program costs (mainly due to the optimization of the real estate portfolio), and (iii) the increase in specific labor expenses in respect of the French part-time for seniors plans (TPS, plans relating to agreements for the employment of older workers in France) and related bonuses (see Note 7 to the Consolidated Financial Statements);

−   partially offset by (i) the counter-effect of the recognition, in 2019, of a 49 million euro expense in respect of significant litigation, and (ii) the 16 million euro increase in EBITDAaL on a historical basis.

3.1.3.5.4     Economic CAPEX - International Carriers & Shared Services

Change in data on a historical basis

In data on a historical basis, the 8 million euro decrease in the economic CAPEX of International Carriers & Shared Services between 2019 and 2020 stems from (i) the adverse impact of changes in the scope of consolidation and other changes for 12 million euros, (ii) partially offset by organic change on a comparable basis, i.e. a 5 million euro increase in economic CAPEX.

Change in data on a comparable basis

In data on a comparable basis, the 5 million euro increase in the economic CAPEX of International Carriers & Shared Services between 2019 and 2020 mainly results from the fall in disposals of fixed assets (counter-effect of the significant disposals made in 2019 as part of the real estate optimization program).

3.1.3.6   Mobile Finance Services

In 2020, the Mobile Finance Services business continued to grow, particularly:

−   in Europe, with (i) the integration, within the Orange Bank business, of the subsidiary Orange Courtage, which notably provided insurance for mobile handsets to 549,000 B2C customers at December 31, 2020, (ii) the launch of new value plans (including the Premium Pack aimed at families) and new bank cards, and (iii) the development project in the small business, corporate and non-profits market with the acquisition of the neobank Anytime (see Section 3.1.1.3 Significant events). At December 31, 2020, Orange Bank had nearly 1.2 million customers in France and Spain (this number includes customers of all products sold by Orange Bank: accounts, loans and mobile insurance); and

−   in Africa, with the commercial launch of Orange Bank Africa in Côte d’Ivoire in July 2020 (see Section 3.1.1.3 Significant events).

Mobile Finance Services (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Net banking income (NBI) (2)	69	40	40	70.6%	70.6%
Cost of bank credit risk (3)	(31)	(10)	(10)	207.2%	207.2%
Operating Income	(195)		(186)		(5.3) %
eCAPEX	30	28	28	8.5%	8.5%
Average number of employees	848	849	849	(0.1) %	(0.1) %

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   Net Banking Income (NBI) recognized as other operating income (see Notes 1.2, 1.3 and 5.2 to the Consolidated Financial Statements).

(3)   Cost of bank credit risk recognized in other operating expenses (see Notes 1.2, 1.3 and 6.2 to the Consolidated Financial Statements).

3.1.3.6.1     Operating activities

The segment information for Mobile Finance Services (operating income, investments in property, plant and equipment and intangible assets) is presented in Notes 1.2 and 1.3 to the Consolidated Financial Statements.

In data on a historical basis, the operating income of Mobile Finance Services was negative at 195 million euros. Between 2019 and 2020, the 10 million euro decrease in operating income is mainly due to:

−   the increase in the cost of bank credit risk (see Notes 1.2, 1.3 and 6.2 to the Consolidated Financial Statements), including 15 million euros related to the Covid-19 health crisis (see Section 3.1.1.3 Significant events and Note 17.2.3 to the Consolidated Financial Statements);

−   the increase in operating expenses resulting in particular from the development of offers in Europe and the launch of Orange Bank Africa;

−   partially offset by the 29 million euro increase in Net Banking Income (NBI, see Notes 1.2, 1.3 and 5.2 to the Consolidated Financial Statements), essentially due to lower acquisition and distribution costs.

In both data on a historical basis and data on a comparable basis, the economic CAPEX of Mobile Finance Services rose by 2 million euros between 2019 and 2020, primarily due to the increase in investments in Europe and the launch of the banking activities of Orange Bank Africa (see Section 3.1.1.3 Significant events).

3.1.3.6.2     Assets, liabilities and cash flows

The segment information for Mobile Finance Services (operating income, investments in property, plant and equipment and intangible assets, assets, liabilities and cash flows) are presented in Note 1 to the Consolidated Financial Statements, and the activities of Mobile Finance Services (financial assets and liabilities, management of market risks connected with the activities, and unrecognized contractual commitments) are described in Note 17 to the Consolidated Financial Statements.

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Orange Spain has set up a non-recourse program with Orange Bank for the sale of receivables due in instalments, replacing an existing program with a third-party bank. This program led to these receivables being derecognized from the balance sheet of Orange Spain (within telecom activities) and presented as customer loans and receivables within Mobile Finance Services activities (see Notes 5.3 and 17.1.1 to the Consolidated Financial Statements).

Outstanding loans and receivables to customers at December 31, 2020 came to 2.0 billion euros, an increase of 63 million euros from December 31, 2019 due to the development of the business in Spain. Loans to B2C customers made up 93.5% of that total. 49.3% were consumer loans (see Note 17.1.1 to the Consolidated Financial Statements).

Outstanding customer debts (deposits and savings) at December 31, 2020 amounted to 1.9 billion euros, down 1.5 billion euros from December 31, 2019 due to the discontinuation of activities carried out on behalf of Groupama group companies, particularly the management of current accounts and payment systems (see Note 17.1.2 to the Consolidated Financial Statements).

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3.1.4     Cash flow, equity and financial debt

To ensure the transparency of the financial statements and separate out the performance of telecom activities and Mobile Finance Services activities, the analysis and financial commentary are split to reflect these two business areas. Accordingly, Sections 3.1.4.1 Liquidity and cash flows from telecom activities and 3.1.4.2. Financial debt and liquidity position of telecom activities deal with telecom activities, and Section 3.1.3.7 Mobile Finance Services covers the Group’s banking activities.

For the effects of the Covid-19 pandemic on the Group’s activities and financial position, see Section 3.1.1.3 Significant events.

3.1.4.1   Liquidity and cash flows from telecom activities

[REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED]

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3.1.4.1.2     Cash flows from telecom activities

Cash flows from telecom activities are presented in Note 1.8 to the Consolidated Financial Statements.

Simplified statement of cash flows from telecom activities (1) (at December 31, in millions of euros)	2020	2019 data on a historical basis
Net cash provided by operating activities (2)	12,961	11,014
Net cash used in investing activities	(5,634)	(9,707)
Net cash used in financing activities	(5,490)	(278)
Cash change in cash and cash equivalents	1,839	1,029
Cash and cash equivalents in the opening balance	6,112	5,081
Cash change in cash and cash equivalents	1,839	1,029
Non-cash change in cash and cash equivalents	(59)	3
Cash and cash equivalents in the closing balance	7,891	6,112

(1)   See Note 1.8 to the Consolidated Financial Statements.

(2)   Including, in 2020, the effect of tax income relating to the settlement of the tax dispute in France in respect of fiscal years 2005-2006 for 2,246 million euros (see Section 3.1.1.3 Significant events and Note 11.2 to the Consolidated Financial Statements).

3.1.4.1.2.1       Net cash provided by operating activities (telecom activities)

Net cash provided by telecom activities was 12,961 million euros in 2020, versus 11,014 million euros in 2019.

In 2020, Orange pursued its policy of managing its working capital requirement. The effects on the change in working capital requirement (i) of the sale of receivables, and (ii) the extended payment terms on certain suppliers of goods and services and fixed assets, are described in Notes 5.3 and 6.6, respectively, to the Consolidated Financial Statements.

Change in net cash provided by operating activities (telecom activities) - 2020 vs. 2019 (at December 31, in millions of euros)	Decrease/ (Increase)
Net cash provided by operating activities in 2019	11,014
Increase (decrease) in operating income	(399)
Change in working capital requirement	(296)
Decrease (increase) in operating taxes and levies paid	8
Decrease (increase) in interest paid and interest rate effects on derivatives, net (net of dividends received)	40
Decrease (increase) in income tax paid	(6)
Tax dispute in France concerning fiscal years 2005-2006 (1)	2,246
Change in non-cash items included in operating income and reclassified items for presentation (2)	354
Net cash provided by operating activities in 2020	12,961

(1)   See Section 3.1.1.3 Significant events and Note 11.2 to the Consolidated Financial Statements.

(2)   Reclassified items for presentation include the elimination of operating taxes and levies included in operating income and presented separately above.

Between 2019 and 2020, the 1,947 million euro increase in net cash provided by telecom activities was largely attributable to:

−   the effect, in 2020, of tax income relating to the settlement of the tax dispute in France in respect of fiscal years 2005-2006 for 2,246 million euros (see Section 3.1.1.3 Significant events and Note 11.2 to the Consolidated Financial Statements);

−   partially offset by (i) the 399 million euro decrease in operating income from telecom activities, and (ii) the change of 296 million euros in working capital requirement between the two periods, mainly related to the change in gross trade receivables in France.

3.1.4.1.2.2       Net cash used in investing activities (telecom activities)

The net cash used in investing activities of telecom activities amounted to a negative 5,634 million euros in 2020, as against a negative 9,707 million euros in 2019.

Between 2019 and 2020, the 4,074 million euro decrease in net cash used in investing activities of telecom activities was largely attributable to:

−   the change in investments and other financial assets, with a decrease in investments at fair value of 1,489 million euros in 2020, versus an increase of 2,019 million euros in 2019 related to active management of the Group’s liquidity (effect of the cash received from bond issuance in 2019; see below);

−   the 510 million euro decrease in acquisitions of investment securities (net of cash acquired), mainly due to the counter-effect of the acquisitions made in 2019 (notably SecureLink, SecureData, BKM and BlueSoft; see Note 4.2 to the Consolidated Financial Statements);

−   the 409 million euro decrease in purchases and disposals of intangible assets and property, plant and equipment (net of the change in trade payables on fixed assets), essentially linked to the 425 million euro fall in economic CAPEX paid out (increase in co-financing received from other operators, slowdown in the rollout of very high-speed fixed broadband networks (FTTH) in Spain due in particular to the delays caused by the Covid-19 health crisis, decline in disposals of intangible assets and property, plant and equipment; see Section 3.1.2.5.1.1 Economic CAPEX);

−   partially offset by the counter-effect of the disposal of BT shares in 2019 for 543 million euros (see Note 13.7 to the Consolidated Financial Statements).

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Purchases and sales of property, plant and equipment and intangible assets

Purchases and sales of property, plant and equipment and intangible assets (at December 31, in millions of euros, net of change in trade payables on fixed assets)	2020	2019 data on a historical basis
Purchases of property, plant and equipment and intangible assets (1)	(8,516)	(8,394)
eCAPEX	(7,102)	(7,265)
Elimination of proceeds from sales of property, plant and equipment and intangible assets (2)	(444)	(610)
Telecommunication licenses	(969)	(519)
Increase (decrease) in fixed asset trade payables (3)	996	211
Sales of property, plant and equipment and intangible assets (4)	374	628
Total telecom activities	(7,146)	(7,555)

(1)   Financed assets have no effect on cash flows when acquired (see Section 3.1.2.5 Group capital expenditures and Notes 1.5 and 9.5 to the Consolidated Financial Statements).

(2)   Elimination of proceeds from sales of property, plant and equipment included in economic CAPEX (eCAPEX).

(3)   Including investment grant advances.

(4)   Net of change in receivables and advance on disposal of fixed assets.

Acquisitions and sales of investment securities

Acquisitions and sales of investment securities (1) (at December 31, in millions of euros, net of cash acquired or transferred)	2020	2019 data on a historical basis
Acquisitions of investment securities (net of cash acquired)	(89)	(599)
Acquisition of 100% of SecureLink	-	(371)
Acquisition of 100% of SecureData	-	(95)
Acquisition of 100% of BKM	-	(34)
Acquisition of 100% of BlueSoft	-	(28)
Other acquisitions	(89)	(72)
Disposals of investment securities (net of cash transferred)	5	529
Disposal of BT shares (2)	-	543
Other disposals	5	(14)
Total telecom activities	(85)	(71)

(1)   See Note 4.2 to the Consolidated Financial Statements.

(2)   See Note 13.7 to the Consolidated Financial Statements.

Other changes in shareholdings and other financial assets

Other decreases (increases) in shareholdings and other financial assets (at December 31, in millions of euros)	2020	2019 data on a historical basis
Investments at fair value (excluding cash equivalents)	1,489	(2,019)
Other	108	(63)
Total telecom activities	1,596	(2,082)

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3.1.4.1.2.3       Net cash used in financing activities (telecom activities)

The net cash used in the financing of telecom activities was a negative 5,490 million euros in 2020, versus a negative 278 million euros in 2019.

Net cash used in financing activities (at December 31, in millions of euros)	2020	2019 data on a historical basis
Change in medium- and long-term debt (1)	(782)	3,701
Medium and long-term debt issuances	2,694	8,351
Medium and long-term debt redemptions and repayments	(3,476)	(4,650)
Repayment of lease liabilities	(1,394)	(1,426)
Increase (decrease) in bank overdrafts and short-term borrowings (1)	(299)	(1,082)
Net change in cash collateral deposits (1)	(749)	609
Exchange rate effects on derivatives, net	37	26
Issues (redemptions) and other fees on subordinated notes (2) (3)	(12)	419
Coupons on subordinated notes (2) (3)	(280)	(276)
Proceed (purchase) of treasury shares (2)	7	(34)
Purchase of treasury shares - Orange Vision 2020 free share award plan	-	(27)
Other proceeds (purchases) of treasury shares	7	(7)
Capital increase (decrease) (2)	(195)	(108)
Capital increase (decrease) of owners of the parent company	-	-
Capital increase (decrease) of non-controlling interests	(195)	(108)
Changes in ownership interests with no gain or loss of control	(3)	(7)
Dividends paid (2)	(1,820)	(2,100)
Dividends paid to owners of the parent company (3)	(1,595)	(1,857)
Dividends paid to non-controlling interests	(225)	(243)
Total telecom activities	(5,490)	(278)

(1)   See Note 13 to the Consolidated Financial Statements.

(2)   See Note 15 to the Consolidated Financial Statements.

(3)   See Section 3.1.4.3 Equity.

Between 2019 and 2020, the 5,212 million euro decrease in net cash used in the financing of telecom activities is largely attributable to:

−   the 5,657 million euro decrease in medium- and long-term debt issuance (see Notes 13.5 and 13.6 to the Consolidated Financial Statements), mainly from bonds;

−   the net change in cash collateral deposits (with a deterioration of 749 million euros in 2020 compared with an improvement of 609 million euros in 2019), reflecting the change in the fair value of derivatives used mainly for hedging bonds denominated in the Group’s currencies (see Note 13.8 to the Consolidated Financial Statements);

−   the 431 million euro decrease in issuance (net of redemptions) and other fees on subordinated notes (see Note 15.4 to the Consolidated Financial Statements);

−   partially offset by (i) the 1,175 million euro decrease in repayments of medium- and long-term debt (see Notes 13.5 and 13.6 to the Consolidated Financial Statements), mainly bond redemptions, (ii) the change in bank overdrafts and short-term borrowings for 783 million euros, and (iii) to a lesser extent, the 262 million euro decrease in dividends paid to the owners of the parent company, linked to the decrease of 0.20 euro cents per share in the dividend for fiscal year 2019 in the context of the Covid-19 health crisis (see Section 3.1.1.3 Significant events), partially offset by the increase of 0.10 euro cents per share in the interim dividend for fiscal year 2020 (see Section 3.1.4.3 Equity and Note 15.3 to the Consolidated Financial Statements).

3.1.4.2   Financial debt and liquidity position of telecom activities

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3.1.4.2.1     Net financial debt

Net financial debt (see Note 13.3 to the Consolidated Financial Statements)[REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED] are financial indicators that are not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange group uses them, see Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary. Net financial debt as defined and used by Orange does not take into account Mobile Finance Services activities, for which this concept is not relevant.

(at December 31)	2020	2019 data on a historical basis
Net financial debt (1) (2)	23,489	25,466
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(1)   See Section 3.1.5 Financial indicators not defined by IFRS.

(2)   In millions of euros.

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Between December 31, 2019 and December 31, 2020, net financial debt fell by 1,976 million euros.

Change in net financial debt - 2020 vs. 2019 (at December 31, in millions of euros)	Decrease/ (Increase)
Net financial debt at December 31, 2019	(25,466)
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Telecommunication licenses paid	(351)
Significant litigation paid (and received) (2)	2,217
Purchases and disposals of investment securities (net of cash acquired or transferred) and changes in ownership interests with no gain or loss of control	(88)
Issues (redemptions) and other fees on subordinated notes (3)	(12)
Coupons on subordinated notes (3)	(280)
Dividends paid to owners of the parent company (3)	(1,595)
Dividends paid to non-controlling interests	(225)
Other financial items	(185)
Orange Bank capital increase subscribed by the Group (4)	(197)
Other (5)	12
Decrease (increase) in net financial debt	1,976
Net financial debt at December 31, 2020	(23,489)

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(2)   Mainly tax income relating to the settlement of the tax dispute in France in respect of fiscal years 2005-2006 for 2,246 million euros (see Section 3.1.1.3 Significant events and Note 11.2 to the Consolidated Financial Statements).

(3)   See Section 3.1.4.3 Equity and Note 15.4 to the Consolidated Financial Statements.

(4)   See Note 1.8 to the Consolidated Financial Statements.

(5)   Including the effect of recognizing payables on financed assets.

3.1.4.2.2     Management of financial debt and liquidity position

Financial assets, liabilities and income (excluding Mobile Finance Services activities) and information relating to market risks and the fair value of financial assets and liabilities (excluding Mobile Finance Services activities) are described in Notes 13 and 14 respectively to the Consolidated Financial Statements.

At December 31, 2020, the liquidity position of telecom activities amounted to 17,243 million euros and exceeded the repayment obligations of gross financial debt in 2021. At December 31, 2020, the liquidity position of telecom activities mainly comprised 7,891 million euros in cash and cash equivalents and 3,206 million euros in investments at fair value (see Note 14.3 to the Consolidated Financial Statements).

3.1.4.2.3     Exposure to market risks and financial instruments

The management of interest rate risk, foreign exchange risk, liquidity risk, credit risk and counterparty risk, financial covenants and equity market risk, is described in Note 14 to the Consolidated Financial Statements.

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3.1.4.2.4     Change in Orange’s credit rating

Orange’s credit rating is an additional overall performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk. It is not a substitute for an analysis carried out by investors. Rating agencies regularly review the ratings they award. Any change in the rating could have an effect on the cost of future financing or access to liquidity.

In addition, a change in Orange’s credit rating will, for some outstanding financing, affect the compensation paid to investors via Step-up clauses (a clause that triggers an increase in interest payments in the event of a downgrading of Orange’s long-term credit rating by the rating agencies, according to contractually defined rules - this clause may also stipulate a downward revision of the coupon interest rate in the event of an improvement in the rating, as long as the interest rate does not drop below the initial interest rate on the loan - see Note 14.3 to the Consolidated Financial Statements).

Orange’s credit rating at December 31, 2020 was as follows:

Orange’s credit rating (at December 31, 2020)	Standard & Poor’s	Moody’s	Fitch Ratings
Long-term debt	BBB+	Baa1	BBB+
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F2

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3.1.4.3   Equity

At December 31, 2020, the French State held 22.95% of the capital of Orange SA and 29.43% of the voting rights, directly or in concert with Bpifrance Participations (see Note 15 to the Consolidated Financial Statements).

The payment of dividends by Orange took place as follows (see Note 15.3 to the Consolidated Financial Statements):

−   in 2020, payment of (i) the balance of the dividend of 0.20 euro per share in respect of the 2019 fiscal year (see Section 3.1.1.3 Significant events), and (ii) the interim dividend of 0.40 euro per share in respect of the 2020 fiscal year;

−   in 2019, payment of (i) the balance of the dividend of 0.40 euro per share in respect of the 2018 fiscal year, and (ii) the interim dividend of 0.30 euro per share in respect of the 2019 fiscal year.

Additionally, Orange has not exercised its right to defer the coupon related to the deeply subordinated notes since their issuance. Accordingly, it paid the noteholders (i) 258 million euros in 2020, and (ii) 297 million euros in 2019 (of which 21 million euros in coupons on subordinated notes reclassified in short-term borrowings at end-2019 and paid in 2020 (see Note 15.4 to the Consolidated Financial Statements).

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Given (i) the issuance by Orange of 700 million euros in subordinated notes on October 15, 2020 as part of its EMTN program, and (ii) the partial redemption of existing subordinated notes by a contractual offer for part of the subordinated notes in several tranches (see Note 15.4 to the Consolidated Financial Statements), at December 31, 2020, the Group’s outstanding subordinated notes remained unchanged from December 31, 2019.

Capital management is described in Note 14.7 to the Consolidated Financial Statements. Changes in equity are described in the Consolidated statement of changes in equity and in Note 15 to the Consolidated Financial Statements.

3.1.5     Financial indicators not defined by IFRS

In this document, in addition to the financial indicators reported in accordance with IFRS (International Financial Reporting Standards), Orange publishes financial indicators that are not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for or to be confused with financial indicators as defined by IFRS.

3.1.5.1   Data on a comparable basis

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. Orange provides the details of the effect of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business effect. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended, as well as the average exchange rates used for the Consolidated income statement for the period ended.

Orange’s management believes that the presentation of these indicators on a comparable basis is relevant because these are indicators used internally by the Group for monitoring its operating activities. Changes in data on a comparable basis better reflect organic business changes.

Data on a comparable basis are not financial indicators defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of the Group’s historical data for the past year or previous periods.

3.1.5.1.1     2019 fiscal year - Group

The following table presents, for the Orange group, the transition from data on a historical basis to data on a comparable basis for the 2019 fiscal year for the key operating data.

2019 fiscal year - Group (at December 31, 2019, in millions of euros)	Revenue	*	eCAPEX	Average number of employees
Data on a historical basis	42,238		7,293	135,619
Foreign exchange fluctuations (1)	(156)		(22)	-
Polish zloty (PLN)	(86)		(13)	-
Guinean franc (GNF)	(31)		(5)	-
US dollar (USD)	(19)		(2)	-
Jordanian dinar (JOD)	(8)		(1)	-
Egyptian pound (EGP)	34		6	-
Other	(46)		(7)	-
Changes in the scope of consolidation and other changes	68		(14)	336
Acquisition of SecureLink	122		2	472
Acquisition of BKM	22		-	146
Acquisition of SecureData	5		-	53
Disposal of Orange Niger	(63)		(2)	(331)
Other	(18)		(14)	(4)
Data on a comparable basis	42,151		7,257	135,954

* [REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED]

(1)   Foreign exchange fluctuations between the average exchange rates for the 2019 fiscal year and average rates for the 2020 fiscal year.

The changes included in the transition from data on a historical basis to data on a comparable basis for the 2019 fiscal year incorporate (i) foreign exchange fluctuations between the average exchange rates for the 2019 fiscal year and the average exchange rates for the 2020 fiscal year, (ii) changes in the scope of consolidation (see Note 4.2 to the Consolidated Financial Statements) and other changes, with mainly:

−   the acquisition of SecureLink (Enterprise) on July 8, 2019, taking effect on January 1, 2019, on a comparable basis;

−   the acquisition of BKM (Europe) on July 30, 2019, taking effect on January 1, 2019, on a comparable basis;

−   the acquisition of SecureData (Enterprise) on January 31, 2019, taking effect on January 1, 2019, on a comparable basis; and

−   the sale of Orange Niger (Africa & Middle East) on November 22, 2019, taking effect on January 1, 2019, on a comparable basis.

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3.1.5.1.2     2019 fiscal year - Segments

The following table presents, for each segment of the Orange group, the transition from data on a historical basis to data on a comparable basis for the 2019 fiscal year for the key operating data.

2019 fiscal year - Segments (at December 31, 2019, in millions of euros)	Revenue	EBITDAaL	eCAPEX	Average number of employees
France
Data on a historical basis	18,154	7,135	4,052	53,720
Foreign exchange fluctuations (1)	-	-	-	-
Changes in the scope of consolidation and other changes (2)	11	11	-	(21)
Data on a comparable basis	18,165	7,146	4,052	53,698
Europe
Data on a historical basis	11,051	3,136	1,681	27,718
Foreign exchange fluctuations (1)	(88)	(23)	(13)	-
Changes in the scope of consolidation and other changes (2)	5	(1)	-	150
Acquisition of BKM	22	(1)	-	146
Other changes (2)	(17)	0	-	4
Data on a comparable basis	10,968	3,112	1,668	27,867
Africa & Middle East
Data on a historical basis	5,646	1,814	987	14,824
Foreign exchange fluctuations (1)	(33)	(13)	(6)	-
Changes in the scope of consolidation and other changes (2)	(69)	(15)	(4)	(370)
Disposal of Orange Niger	(63)	(15)	(2)	(331)
Other changes (2)	(6)	(0)	(2)	(39)
Data on a comparable basis	5,543	1,785	977	14,454
Enterprise
Data on a historical basis	7,820	1,191	404	25,979
Foreign exchange fluctuations (1)	(33)	10	(3)	-
Changes in the scope of consolidation and other changes (2)	127	1	2	525
Acquisition of SecureLink	122	8	2	472
Acquisition of SecureData	5	-	-	53
Other changes (2)	(0)	(7)	(0)	0
Data on a comparable basis	7,914	1,202	403	26,505
International Carriers & Shared Services
Data on a historical basis	1,498	(261)	141	12,529
Foreign exchange fluctuations (1)	(4)	3	0	-
Changes in the scope of consolidation and other changes (2)	-	(18)	(12)	52
Data on a comparable basis	1,495	(276)	128	12,581
Mobile Finance Services
Data on a historical basis	-	(160)	28	849
Foreign exchange fluctuations (1)	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	-	-	-
Data on a comparable basis	-	(160)	28	849

(1)   Foreign exchange fluctuations between the average exchange rates for the 2019 fiscal year and average rates for the 2020 fiscal year.

(2)   Including the effect of internal reorganizations between segments, which have no effect at Group level.

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[REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED]

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3.1.5.3   eCAPEX

eCAPEX (or "economic CAPEX") relates both to (i) investments in property, plant and equipment and intangible assets, excluding telecommunication licenses and financed assets sold, less the price of disposal of property, plant and equipment and intangible assets, and (ii) acquisitions of property, plant and equipment and intangible assets excluding telecommunication licenses and changes in fixed asset payables, less the price of disposal of property, plant and equipment and intangible assets sold.

The table below shows the transition of (i) investments in property, plant and equipment and intangible assets as presented in Note 1.5 to the Consolidated Financial Statements, and (ii) acquisitions of property, plant and equipment and intangible assets, excluding fixed asset payables, as presented in the Consolidated statement of cash flows in the Consolidated Financial Statements, to (iii) eCAPEX.

(at December 31, in millions of euros)	2020	2019 data on a historical basis
Investments in property, plant and equipment and intangible assets	8,787	8,565
Financed assets	(241)	(144)
Purchases of property, plant and equipment and intangible assets (1)	8,546	8,422
Proceeds from sales of property, plant and equipment and intangible assets	(444)	(610)
Telecommunication licenses	(969)	(519)
eCAPEX	7,132	7,293

(1)   See Consolidated statement of cash flows. Excluding the change in fixed asset payables. Investments financed through finance leases have no effect on cash flow upon acquisition.

Orange’s management believes that the presentation of economic CAPEX is relevant because this indicator (i) does not include investments in telecommunication licenses (the acquisition of these licenses is not part of the daily monitoring of operating investments) and financed assets (no effect on cash flow upon acquisition), and (ii) allows, in a context of asset rotation primarily linked to the fiber-optic economic model, to measure more accurately the actual amount of investments by excluding the proceeds from sales of property, plant and equipment and intangible assets that have been sold. It is the indicator used internally by the Group since January 1, 2019 in allocating resources, in order to measure the operating efficiency of the use of investments for each of its business segments.

eCAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for purchases of or investments in property, plant and equipment and intangible assets.

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3.1.5.6   Net financial debt

Net financial debt as defined and used by Orange does not take into account Mobile Finance Services activities, for which this concept is not relevant. It consists of (i) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), (ii) less cash collateral deposits, cash and cash equivalents and investments at fair value. Furthermore, financial instruments designated as cash flow hedges, included in net financial debt are mainly set up to hedge items that are not included therein, such as future cash flows. As a result, the portion relating to these unmatured hedging instruments recorded in other comprehensive income is added to gross financial debt to offset this temporary difference.

The breakdown of net financial debt is shown in Note 13.3 to the Consolidated Financial Statements.

Net financial debt is an indicator of financial position used by the Group. Net financial debt is a frequently disclosed indicator. It is widely used by analysts, investors, rating agencies and most groups in all business sectors in Europe.

Net financial debt is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of all the Group’s assets and liabilities.

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3.1.6     Additional information

Unrecognized contractual commitments

Unrecognized contractual commitments are described in Notes 16 and 17.3 to the Consolidated Financial Statements.

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3.2 Recent events and Outlook

3.2.1     Recent events

On March 2, 2021, Orange announced its intention to redeem its USD 1 billion aggregate principal amount of 4.125% Notes due September 2021, which represents all of the remaining principal amount outstanding. The Notes are expected to be redeemed on or about April 1, 2021.

In 2015, SFR filed an action for damages allegedly suffered as a result of Orange’s anticompetitive practices in the "Enterprise" market segment. On March 16, 2021, Orange and SFR entered into a memorandum of understanding, notably putting an end to this dispute. As part of this agreement, SFR is expected to withdraw its claim for 3 billion euros. This agreement will not have a material impact on the Group’s earnings and net financial debt in 2021.

[REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED]

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5.1 Composition of management and supervisory bodies

5.1.1     Board of Directors

At February 17, 2021, the date on which the Board of Directors approved the Chairman’s Report on Corporate Governance and Internal Control, the Board comprised 15 members: the Chairman, seven independent Directors, three Directors representing the public sector, three Directors elected by the employees and one Director representing employee shareholders.

Corporate Officer, Director

	Date first appointed	Term ending
Stéphane Richard	June 9, 2010 (1)	At the close of the 2022 Shareholders’ Meeting

(1)   Term of office renewed at the Shareholders’ Meetings of May 27, 2014 and May 4, 2018.

Stéphane Richard, born in 1961, has been Chairman and Chief Executive Officer of Orange SA since March 1, 2011. He joined the Orange group in September 2009 and has successively occupied the positions of Deputy Managing Director in charge of French Operations, Delegate CEO and, starting on March 1, 2010, CEO. Between 1992 and 2003, Stéphane Richard was successively deputy to the CFO of Compagnie générale des eaux, CEO of Compagnie Immobilière Phénix and Chairman of CGIS (Compagnie générale d’immobilier et de services), now Nexity. From 2003 to 2007, he was Deputy Managing Director of Veolia Environnement and CEO of Veolia Transport, as well as being a Director of Orange SA. From 2007 to 2009, Stéphane Richard was Chief of Staff to the French Minister for the Economy, Industry and Employment. He is also Director and Chairman of the Board of Directors of GSMA. Stéphane Richard is a graduate of École des hautes études commerciales (HEC) and École nationale d’administration (ENA). He is a Knight of the French Legion of Honor. He is a French national.

Independent Directors

		Date first appointed	Term ending
Alexandre Bompard	Member of the Innovation and Technology Committee	December 7, 2016 (1)	At the close of the 2023 Shareholders’ Meeting
Anne-Gabrielle Heilbronner	Chairwoman of the GCSER Committee	May 21, 2019	At the close of the 2023 Shareholders’ Meeting
Christel Heydemann	Member of the Audit Committee	July 26, 2017 (2)	At the close of the 2024 Shareholders’ Meeting
Helle Kristoffersen	Member of the Innovation and Technology Committee	June 7, 2011 (3)	At the close of the 2023 Shareholders’ Meeting
Bernard Ramanantsoa	Chairman of the Audit Committee	June 7, 2016 (4)	At the close of the 2024 Shareholders’ Meeting
Frédéric Sanchez	Chairman of the Innovation and Technology Committee	May 19, 2020	At the close of the 2024 Shareholders’ Meeting
Jean-Michel Severino	Member of the Audit Committee	June 7, 2011 (5)	At the close of the 2023 Shareholders’ Meeting

(1)   Co-opted by the Board of Directors on December 7, 2016 to replace Bernard Dufau. Term of office ratified at the Shareholders’ Meetings of June 1st 2017 and renewed at the Shareholders’ Meeting of May 21, 2019.

(2)   Co-opted by the Board of Directors on July 26, 2017 to replace José-Luis Durán. Term of office ratified at the Shareholders’ Meetings of May 4, 2018 and May 19, 2020.

(3)   Term of office renewed at the Shareholders’ Meetings of May 27, 2015 and May 21, 2019.

(4)   Term of office renewed at the Shareholders’ Meeting of May 19, 2020.

(5)   Term of office renewed at the Shareholders’ Meetings of May 27, 2015 and May 21, 2019.

Alexandre Bompard, born in 1972, has been the Chairman and Chief Executive Officer of Carrefour since July 18, 2017. After graduating from École nationale d’administration (ENA), Alexandre Bompard was posted at the Inspectorate General of Finance (1999-2002). Thereafter he became Technical Advisor to François Fillon, then Minister of Social Affairs, Labor and Solidarity (April to December 2003). From 2004 to 2008, Alexandre Bompard worked in several capacities within the Canal+ group. He was Chief of Staff to Chairman Bertrand Méheut (2004-2005), then Director for Sports and Public affairs for the Canal+ group (June 2005 - June 2008). In June 2008, he was appointed Chairman and Chief Executive Officer of Europe 1 and Europe 1 Sport. In January 2011, he joined the Fnac group as Chairman and Chief Executive Officer. He then undertook an ambitious transformation plan of the group, called "Fnac 2015," to meet the challenge of the digital revolution and changes in customer expectations. On June 20, 2013, Alexandre Bompard also led Fnac’s initial public offering. In Autumn 2015, Fnac launched a takeover bid on the Darty group. He became, on July 20, 2016, Chairman and Chief Executive Officer of the new entity made up of Fnac and Darty. Alexandre Bompard is a graduate of Institut d’études politiques in Paris and holds a master’s degree in Public Law, a postgraduate degree (DEA) in Economics and is also a graduate of École nationale d’administration (ENA). Alexandre Bompard is a Knight of the French Order of Arts and Letters. He is a French national.

Anne-Gabrielle Heilbronner, born in 1969, is a member of the Management Board (Directoire) of Publicis group, the world’s third largest company in the field of communication and advertising. As group General Secretary, she is in charge of human resources, procurement, legal affairs, compliance and governance, CSR as well as internal audit and control and risk management. As a member of the Management Board, she participates in all strategic decisions regarding the transformation of the Group. She worked on the merger of Publicis with Omnicom in 2013, and the acquisitions of Sapient in the United States in 2015 and Epsilon in 2019. She began her career as a Financial Inspector before joining the Treasury Department as Deputy Manager of Social Housing Financing. She worked at Euris from 2000 to 2004 as Head of the Corporate Finance in charge of all financial operations for Euris and Casino. After having contributed to EDF’s initial public offering strategy, she then held the positions of Chief of Staff (2004-2005) and Special Adviser (2005-2007) respectively with the French Secretary of State for the Reform of State and then with the Ministry for Foreign Affairs. Director of Internal Audit and Risk Management within SNCF (2007-2010), where she developed and strengthened the role of audit and compliance functions (ethics, fraud prevention, etc.), she then became Senior Banker and Managing Director at Société Générale Corporate and Investment Banking, in charge of a portfolio of listed companies. She joined Publicis group in 2012. Anne-Gabrielle Heilbronner is a Financial Inspector, an alumna of École nationale d’administration (ENA), and a graduate of ESCP-Europe and of Institut d’études politiques in Paris, and also holds a postgraduate degree in Tax Law and Public Finance and a master’s degree in Public Law. She is a French national.

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Christel Heydemann, born in 1974, is Chairwoman of Schneider Electric France and has been a member of the Schneider Electric Executive Committee since April 2017. Christel Heydemann began her career in 1997 with the Boston Consulting Group. In 1999, she joined Alcatel, where she held various senior positions, notably within the context of the Alcatel-Lucent merger. In 2004, she joined the Alcatel-Lucent sales department, taking charge of the strategic SFR and Orange accounts. In 2008, she was appointed Sales Director France and Member of the Executive Committee of Alcatel-Lucent France. In 2009, she negotiated a strategic alliance with HP in the United States before being promoted in 2011 to VP Human Resources and Transformation and member of the Executive Committee. Christel Heydemann joined Schneider Electric in 2014 as Senior VP Strategic Alliances with the task of accelerating the launch of IoT solutions by developing an ecosystem of partners, before being appointed Senior Vice President Strategy and Technology Alliances in February 2016. Christel Heydemann is a graduate of École polytechnique and École nationale des ponts et chaussées. She is a French national.

Helle Kristoffersen, born in 1964, is the strategy-innovation CEO and member of the Executive Committee of the Total group. Before that, she was the Total group’s Director of Strategy & General Secretary of the Gas, Renewables & Power Branch from 2016 to 2019, Director of Strategy and Economic intelligence from January 2012 to September 2016 and Deputy Director of Strategy from 2011 to 2012. Since 1994, most of her career has been spent in the Alcatel group, which became Alcatel-Lucent, and is now Nokia. After holding a number of positions within this group, she was Vice-President Group Strategy between 2005 and 2008, and Senior Vice-President Vertical Markets for the Alcatel-Lucent group between January 2009 and December 2010. Helle Kristoffersen is a graduate of École normale supérieure and École nationale de la statistique et de l’administration économique (ENSAE). She is a Knight of the French Legion of Honor. Born in Denmark, she is a French and Danish national.

Bernard Ramanantsoa, born in 1948, is a Director of several companies, universities and Grandes Écoles. Bernard Ramanantsoa began his career, during his military service, as Lecturer at the École nationale supérieure de l’aéronautique et de l’espace in 1971 and 1972, before joining SNCF where he became head of the Main Lines Marketing Division in 1978. In 1979, he joined the École des hautes études commerciales (HEC) faculty as professor of Business Strategy and Policy, specializing in the link between strategy and corporate culture. After being appointed as the Head of Faculty and Research, he became Managing Director of HEC Paris from 1995 to 2015. He gave the institution a decidedly international dimension. Bernard Ramanantsoa is the author of numerous communications and publications in the field of business management. He received the Harvard L’Expansion Prize in 1989 for Technologie et Stratégie d’entreprise and the Prize from the Académie des Sciences Commerciales in 1983 for Stratégie de l’Entreprise et Diversification. He wrote Apprendre et Oser ("Learn and Dare"), published by Albin Michel, and L’enseignement supérieur français par-delà les frontières: l’urgence d’une stratégie published by France Stratégie. Bernard Ramanantsoa holds an Engineering degree from the École nationale supérieure de l’aéronautique et de l’espace (Sup’Aéro) and has an MBA from HEC, a post-graduate degree in Sociology from Paris Diderot University, a Ph.D. in Management Sciences from Paris-Dauphine University and a further post-graduate degree in the History of Philosophy from Paris-1 Pantheon-Sorbonne University. He is a Knight of the French Legion of Honor and an Officer of the French Order of Merit, Knight of the Palmes Académiques and Officer of the National Order of Madagascar. He is a French and Malagasy national.

Frédéric Sanchez, born in 1960, is Chairman of Fives group. He began his career at Renault in 1985 in Mexico and the US, before joining Ernst & Young at the end of 1987 as Senior Manager. In 1990, he joined Fives-Lille group, where he held various positions before becoming Chief Financial Officer in 1994, then Chief Executive Officer in 1997, and finally Chairman of the Management Board in 2002. Fives - the new name of the Compagnie de Fives-Lille since 2007 - became a simplified joint stock company (SAS) in 2018, headed by Frédéric Sanchez as Chairman. Under his leadership, Fives has accelerated its development by strengthening its international presence and portfolio of activities through major acquisitions and the opening of regional offices in Asia, Russia, Latin America and the Middle East. Since 2002, the Group’s sales have tripled. In addition, Frédéric Sanchez is Chairman of MEDEF International, and Chairman of the France-United Arab Emirates and France-Saudi Arabia business councils of MEDEF International. He is also a member of the Supervisory Boards of STMicroelectronics N.V. and Théa Holding SAS, and a Director of Bureau Veritas SA and Compagnie des Gaz de Pétrole Primagaz SAS. Finally, he is Honorary Co-Chairman of the Alliance Industrie du Futur. Frédéric Sánchez is a graduate of École des hautes études commerciales (HEC; 1983) and Institut d’études politiques in Paris (1985), and holds a DEA in Economics from the University of Paris-Dauphine (1984). He is a French national.

Jean-Michel Severino, born in 1957, is Manager of Investisseurs et Partenaires, an asset management company specializing in investment in SMEs in sub-Saharan Africa. He is also a member of the Académie des Technologies. Until April 2010, he was CEO of the French International Development Agency (AFD), and was previously Vice-President of the World Bank for Asia. Jean-Michel Severino is a Financial Inspector, a graduate of École nationale d’administration (ENA), ESCP, Institut d’études politiques in Paris and holds a Master of Advanced Studies (DEA) in Economics and a Law degree. He is a French national.

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Directors representing the public sector

		Date first appointed	Term ending
Bpifrance Participations (1) represented by Thierry Sommelet (2)	Member of the Innovation and Technology Committee	May 28, 2013	At the close of the 2021 Shareholders’ Meeting
Anne Lange (3)	Member of the GCSER Committee	May 27, 2015	At the close of the 2023 Shareholders’ Meeting
Claire Vernet-Garnier (4)	Member of the Audit Committee	October 27, 2020	October 26, 2024

(1)   Public financing and investment group for companies, resulting from the merger of OSEO, CDC Entreprises, FSI and FSI Régions, appointed by the Shareholders’ Meeting.

(2)   Appointed as permanent representative from January 10, 2021 to replace Nicolas Dufourcq.

(3)   Appointed by the Shareholders’ Meeting on the basis of a proposal by the French government and the Board of Directors.

(4)   Appointed by ministerial order.

Thierry Sommelet, born in 1969, is a Director, member of the Management Committee and Head of Technology, Media and Telecoms of the growth capital department of Bpifrance. Thierry Sommelet has nearly 20 years’ experience in private and public investment in the technology, media and telecommunication sectors. He began his career in 1992 in the capital markets at Crédit Commercial de France in Paris, then in New York. After leading the team of financial engineers at Renaissance Software (SunGard group) in Los Altos in the United States and serving as Deputy Chief Executive Officer of InfosCE in 2001, he joined the Digital Investments and Equity Department at Caisse des Dépôts et Consignations in 2002, and subsequently took charge of that unit in 2007. After joining the Fonds Stratégique d’Investissement in 2009, Thierry Sommelet joined the teams of Bpifrance Investissement when it was created in 2013. He represents Bpifrance on the Boards of Directors or Supervisory Boards of Technicolor SA, Worldline group SA and Soitec SA, all listed on Euronext Paris, as well as on the Supervisory Boards of Idemia SAS. He is also an independent Director of Talend SA, a software company listed on the NASDAQ. Thierry Sommelet is a graduate of École nationale des ponts et chaussées in Paris and holds an MBA from INSEAD. He is a French national.

Anne Lange, born in 1968, is an entrepreneur in the new technologies sector and Director. Anne Lange began her career in 1994 working in the Prime Minister’s office where she headed the government department for the State control on public broadcasting. In 1998, she joined Thomson as Head of strategic planning, then in 2000, the Europe e-business department. In April 2003, Anne Lange was appointed as General Secretary for the Internet rights forum, an agency of the Prime Minister’s office. From 2004 to 2014, she successively worked as Vice-President for Europe public sector, Senior Executive Vice-President of global public sector & media operations (based in the US) and Senior Executive Vice-President for innovation for the Internet Business Solutions group at Cisco. She decided to quit Cisco to create her own start-up, the software company Mentis, of which she was CEO until 2017, innovating in the field of the Internet of Things, Cloud and Big Data. Since then, Anne Lange has divided her professional activities between directorships with major groups, technology investment activities and consultancy services to senior managers in the field of business transformation. Anne Lange is a graduate of Institut d’études politiques in Paris and École nationale d’administration (ENA). She is a French national.

Claire Vernet-Garnier, born in 1984, has led the Finance & Capital Markets division at the French State Investment Agency (APE) since April 2018, in charge of financial transaction on the portfolio of the French State as shareholder, in particular the primary and secondary equity market transactions. Claire Vernet-Garnier began her career in 2008 within the Société Générale CIB Equity Syndication teams in 2008 and joined the Equity Capital Markets department of Bank of America Merrill Lynch as an Analyst in 2010. She joined Société Générale CIB again as an analyst and subsequently associate within the Corporate Finance (M&A and ECM) Large Caps teams in 2012. Then, in 2015, she joined stock market operator pan-European Euronext to manage the p-listing activity and develop "Corporate Services". In particular, Claire Vernet-Garnier was involved in the structuring and execution of strategic M&A transactions, fundraising transactions and/or sale of securities on the equity (IPOs, capital increases, accelerated placements of securities) and convertible or exchangeable bond markets. She is a member of the Boards of Directors of Dexia SA, Dexia Crédit Local, Orano Cycle, Orano Mines and "Aéroport de Montpellier Méditerranée". Claire Vernet-Garnier is a triple graduate of Executive MBA from the École Nationale des Ponts et Chaussées (Paris), the Solvay Brussels Schools of Economics and Management (Brussels) and Temple University (Philadelphia, USA). A former student of ESSEC (non-diploma course), she also holds a master’s degree in Management from Audencia Business School. She is a French national.

Directors elected by the employees

		Date first appointed	Term ending
Sébastien Crozier	Member of the Audit Committee	December 3, 2017	December 2, 2021
Fabrice Jolys	Member of the GCSER Committee	December 3, 2017	December 2, 2021
René Ollier	Member of the Innovation and Technology Committee	December 3, 2017	December 2, 2021

Sébastien Crozier, born in 1968, is Chairman of CFE-CGC Orange. He is also Honorary Chairman of ADEAS (Association pour la défense de l’épargne et de l’actionnariat salariés). Within the Orange group, he is Director of Public Sponsorship (G7, French Pavillon at Expo 2021 Dubai) and he is in charge of the Digital Society Forum (DSF). He began his career in 1990 in the telematic activities for the Alten group, before taking over the senior management of a subsidiary as it spun off from the Group. He joined France Telecom Multimédia in 1994 to prepare the launch of online services and as such participated in the launch of Wanadoo. In 1997, he was the producer of one of the biggest concerts in Paris that year, attracting 40,000 people to the Pelouse de Reuilly grounds for more than 24 hours. In 1998, he founded several start-ups in the area of online advertising and Internet access provision as a telecom operator, with more than 1.3 million customers under the Fnac, M6 and Société Générale brands. Following their acquisition in 2001 by France Telecom (which became Orange), he returned to the Group and became Head of the strategy and innovation management of part of the Enterprise Division in 2003. He managed several subsidiaries in France and abroad on behalf of the Orange group, in Africa and Latin America, in the areas of innovation and international development. During the 2001-2002 presidential campaign, he acted as Jean-Pierre Chevènement’s permanent advisor on logistics and new technologies. Sébastien Crozier studied engineering at École supérieure d’ingénieurs en électrotechnique et électronique (ESIEE) and the Karlsruher Institut f✔r Technologie (KIT) in the field of Artificial Intelligence. He is a French national.

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Fabrice Jolys, born in 1973, is currently a sales associate at Orange. He began his career in 1997 at La Poste as a financial advisor, through 2000. He joined the Orange group in 2001 and began working in labor relations in 2004. Fabrice Jolys was first employee representative in the regional management of Brittany, then joined the Central Committee of the Orange Works Council (CCUES) and the economic commission, which he chaired. Before joining the Orange SA’s Board of Directors, he served for three years as Deputy Central Delegate. He is a French national.

René Ollier, born in 1960, is currently an operator at UAT (Unité d’Assistance Technique) in Rouen, for Orange’s customer calls to "3900." He has spent his entire career at the internal call center. He joined Orange in 1984 at the telephone information service (telephone number "12" at that time). He was Deputy Central Delegate appointed by the SUD trade union federation until December 2017 and, as such, union representative for the Central Committee of the Orange Works Council (CCUES) from 2011 to 2017. He continues to be a member of the secretariat of this federation. He is a French national.

Director appointed by the Shareholders’ Meeting and representing employee shareholders

		Start date	Term ending
Laurence Dalboussière	Member of the Innovation and Technology Committee	May 19, 2020	At the close of the 2024 Shareholders’ Meeting

Laurence Dalboussière, born in 1964, is a member of the Supervisory Board of the Orange Actions mutual fund. She currently works in internal communications at Orange France. Before joining France Telecom in 1998, she worked in an IT services company specialized in customer relations and software development. She then took part in the launch of the first French bank without any desk. She began her career at France Telecom by setting up a customer relations platform for small and mid-sized companies, then worked in operational marketing in the B2B Customer department, before moving to the Enterprise Customer Department. From 2009 to 2012, she was secretary of the French Marketing Sales Committee. She then became Director of Internal Communication for the France B2B Department. Since 2016, she has been General Secretary of CFE-CGC Orange. She is a French national.

A member of Orange’s Central Social and Economic Committee (CSEC) and a representative of the Worldwide Works Council participate in meetings of the Board of Directors.

Changes in the composition of the Board of Directors

The Shareholders’ Meeting of May 19, 2020 appointed Frédéric Sanchez as Director, replacing Charles-Henri Filippi, for a term of four years expiring at the close of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2023. At its meeting of June 24, 2020, the Board of Directors appointed Frédéric Sanchez as a member of the Innovation and Technology Committee.

The Shareholders’ Meeting of May 19, 2020 appointed Laurence Dalboussière as Director representing employee shareholders, replacing Philippe Charry, for a term of four years expiring at the close of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2023. At its meeting of June 24, 2020, the Board of Directors appointed Laurence Dalboussière as a member of the Innovation and Technology Committee.

By ministerial order dated October 27, 2020, Claire Vernet-Garnier was appointed representative of the French State on the Board of Directors, replacing Hélène Dantoine. At its meeting of October 28, 2020, the Board of Directors appointed Claire Vernet-Garnier as a member of the Audit Committee.

The Board of Directors was informed of the appointment of Thierry Sommelet as permanent representative of Bpifrance Participations, replacing Nicolas Dufourcq. This appointment took effect on January 10, 2021.

In February 2021, the Board of Directors appointed Thierry Sommelet as a member of the Innovation and Technology Committee.

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Summary presentation of the Board of Directors

As of February 17, 2021	Age	Gender	Nationality	Number of shares	Number of positions held in other listed companies	First appointed	Term ending	Seniority on the Board	Membership of Board Committees
Corporate Officer, Director
Stéphane Richard	59		French	73,009	0	June 9, 2010	2022 GM	10 years	X
Independent Directors
Alexandre Bompard	48		French	1,000	1	December 7, 2016	2023 GM	4 years	ITC
Anne-Gabrielle Heilbronner	52		French	1,000	2	May 21, 2019	2023 GM	2 years	GCSER Committee (Chairwoman)
Christel Heydemann	46		French	1,000	0	July 26, 2017	2024 GM	3 years	Audit Comm.
Helle Kristoffersen	56		French and Danish	1,747	0	June 7, 2011	2023 GM	9 years	ITC
Bernard Ramanantsoa (1)	72		French and Malagasy	1,000	0	June 7, 2016	2024 GM	4 years	Audit Comm. (Chairman)
Frédéric Sanchez	60		French	1,000	2	May 19, 2020	2024 GM	1 year	ITC (Chairman)
Jean-Michel Severino	63		French	1,000	1	June 7, 2011	2023 GM	9 years	Audit Comm.
Directors representing the public sector
Bpifrance Participations (represented by Thierry Sommelet (2))	51		French	254,219,602	4	May 28, 2013	2021 GM	7 years	ITC
Anne Lange	52		French	0	3	May 27, 2015	2023 GM	5 years	GCSER Committee
Claire Vernet-Garnier	37		French	0	0	October 27, 2020	October 26, 2024	[-1] year	Audit Comm.
Directors representing employee shareholders
Laurence Dalboussière	56		French	1,389	0	May 19, 2020	2024 GM	1 year	ITC
Directors elected by employees
Sébastien Crozier	53		French	9,679	0	December 3, 2017	December 2, 2021	3 years	Audit Comm.
Fabrice Jolys	47		French	199	0	December 3, 2017	December 2, 2021	3 years	GCSER Committee
René Ollier	60		French	0	0	December 3, 2017	December 2, 2021	3 years	ITC

(1) Lead Director.

(2) Appointed as permanent representative from January 10, 2021, replacing Nicolas Dufourcq.Thierry Sommelet holds 400 Orange shares.

5.1.2     Corporate Officers

Corporate Officer, Director

Stéphane Richard has been Chairman and Chief Executive Officer of Orange SA since March 1, 2011. His directorship was renewed during the Shareholders’ Meetings of May 27, 2014, and May 4, 2018, the Board of Directors having reappointed him as Chairman and Chief Executive Officer on the same date, for a four-year term.

The biography of Stéphane Richard can be found in Section 5.1.1 Board of Directors.

Delegate Chief Executive Officers

On May 4, 2018, the Board of Directors renewed the terms of office of Ramon Fernandez and Gervais Pellissier as Delegate CEOs for the same period as the term of the Chairman and CEO. Ramon Fernandez is also Executive Director Finance, Performance and Development. Gervais Pellissier is Executive Director People & Group Transformation, and is Chairman of Orange Business Services.

Ramon Fernandez, born in 1967, has been Delegate CEO of Orange SA since January 1, 2016. He is also Executive Director Finance, Performance and Development. He joined the Orange group on September 1, 2014 as Deputy Managing Director in charge of the Group’s finance and strategy. From May 2018 to the end of August 2020, he was Deputy CEO - Finance, Performance and Europe. Ramon Fernandez began his career at the French Treasury before joining the International Monetary Fund in Washington from 1997 to 1999. He then returned to the French Treasury and held a number of senior management positions: Head of the Energy, Telecommunications and Raw Materials Department until 2001; Head of the Savings and Financial Markets Department from 2001 to 2002; Deputy Director of International Financial Affairs and Development, and Vice-Chairman of the Club de Paris between 2003 and 2007. He was also Special Advisor to the Minister of the Economy, Finance and Industry (2002-2003) and to the President of the French Republic (2007-2008). In 2008, he was appointed Chief of Staff to the Minister of Labor, Social Relations, Family and Solidarity (2008-2009). Since March 2009, he has been the Chief Executive Officer of the French Treasury, Chairman of the France Trésor Agency and Chairman of the Club de Paris. As the Alternate Governor of the World Bank for France and Governor of the African Development Bank before joining Orange, he represented the French government at the Board of Directors of GDF Suez and CNP Assurances as well as at the Supervisory Board of the Caisse des Dépôts et Consignations. Ramon Fernandez is a graduate of Institut d’études politiques in Paris and École nationale d’administration (ENA). He is a Knight of the French Legion of Honor. He is a French national.

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Gervais Pellissier, born in 1959, joined Bull in 1983 and held a range of responsibilities in the areas of finance and management control, in France, Africa, South America, and Eastern Europe. In 1994, he was successively appointed Chief Financial Officer of the Services and Systems Integration Division, the Outsourcing Services Division and then the Director of the Management Control Division of the Bull group; subsequently, in 1998, he was appointed Chief Financial Officer of the Bull group. From April 2004 to February 2005, Gervais Pellissier served as Managing Director, Chairman of the Board of Directors and Deputy Chief Executive Officer of the Bull group. From February 2005 to mid-2008, he was Vice-Chairman of the Board of Directors of Bull. Gervais Pellissier joined the Orange group in October 2005 as project manager for the integration of its entities in Spain and to lead thinking on geographical integration within the Group. In January 2006, he was appointed as a member of the Group’s General Management Committee, in charge of Finance and Operations in Spain, and in March 2009, he became Deputy Managing Director of Orange SA, with responsibility for Finance and Information Systems. After the Group’s new Executive Committee was formed in early April 2010, Gervais Pellissier continued in his role as Deputy Managing Director of Orange SA, with responsibility for Finance and Information Systems. Since November 1, 2011, Gervais Pellissier has been Delegate CEO of Orange SA. Between September 2014 and April 2018, he was Delegate CEO in charge of operations in Europe, excluding France. From May 2018 to the end of August 2020, he was Delegate CEO responsible for the Group’s Transformation and Chairman of Orange Business Services. Since September 2020, he has been Delegate CEO, People & Group Transformation and Chairman of Orange Business Services. Since 2015, he has been a member of the Supervisory Board and a member of the Audit Committee of Wendel, and has been Lead Director since 2018. Gervais Pellissier is a graduate of École des hautes études commerciales (HEC), Berkeley, and the University of Cologne. He is a Knight of the French Legion of Honor and an Officer of the French Order of Merit. He is a French national.

5.1.3     Executive Committee

Pursuant to the provisions of Article L. 22-10-10 2 of the French Commercial Code, and in order to encourage gender diversity, Orange pays close attention to the representation of women on its Executive Committee [REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED.

As of the date of this document, four of the 14 members (including Stéphane Richard) of the Executive Committee are women.

Jérôme Barré	Chief Executive Officer, Orange Wholesale & International Networks
Fabienne Dulac	Deputy Chief Executive Officer, Orange France
Ramon Fernandez	Delegate Chief Executive Officer, Executive Director Finance, Performance and Development
Hugues Foulon	Executive Director of Strategy and Cybersecurity activities
Nicolas Guérin	Executive Director, Group Secretary-General and Secretary of the Board of Directors
Mari-Noëlle Jégo-Laveissière	Deputy Chief Executive Officer, Europe
Paul de Leusse	Deputy Chief Executive Officer, Mobile Finance Services
Béatrice Mandine	Executive Director Communication, Engagement and Brand
Alioune Ndiaye	Chief Executive Officer of Orange Middle East and Africa
Gervais Pellissier	Delegate Chief Executive Officer, Executive Director People & Group Transformation and Chairman of Orange Business Services
Helmut Reisinger	Chief Executive Officer, Orange Business Services
Elizabeth Tchoungui	Executive Director Group CSR, Diversity and Philanthropy
Michaël Trabbia	Group Chief Technology and Innovation Officer

The biographies of Stéphane Richard, Ramon Fernandez and Gervais Pellissier can be found in Sections 5.1.1 Board of Directors and 5.1.2 Corporate Officers.

Jérôme Barré, born in 1962, has been Chief Executive Officer in charge of the Orange Wholesale & International Networks division since May 2, 2018. He joined the Orange group in 1985, where he worked on the quality and development of the network in Île-de-France and then in Brittany. In 1991, he was named French National Director of Local Authorities. From 1996 to 2010, Jérôme Barré alternated between his national responsibilities and his operational management tasks. From 1996 to 2000, he joined the Consumer Services Department as Director of Service and Quality for the Professional Customer Division, and then as Director of Customer Service at the Retail and Customer Service Division. From 2000 to 2006, he worked as the Regional Director in Burgundy and then in Franche-Comté, and from 2006 to 2010 as the Territorial Director in the North-West Center (Lower Normandy, Upper Normandy, Central Region). In 2010, after coordinating negotiations on workplace stress alongside the Group’s Human Resources Director following the so-called "social crisis", Jérôme Barré was appointed Head of Customer Relationship Management and Customer Service for the B2C market at Orange France, where he specifically worked on creating the Orange operational divisions. In April 2011, he was appointed Head of Orange Île-de-France, tasked with developing Orange’s business in the Île-de-France area. In 2016, he became Senior Executive Vice-President of Human Resources and led the launch of Orange’s promise to be a "digital and caring employer." Jérôme Barré is a graduate of the École polytechnique and the École nationale supérieure des télécommunications (ENST).

Fabienne Dulac, born in 1967, is Deputy Chief Executive Officer of Orange France. After having started a doctoral thesis, Fabienne Dulac began her career at the French Interior Ministry, before joining the business community in 1993 with VTCOM, a company which developed multimedia services at the time of the emergence of the Internet and the appearance of a new business sector, where she was Head of Communication and Marketing. Fabienne Dulac joined France Telecom in 1997 within the newly created Multimedia Division. Her responsibilities, as the Head of External Communication, extended to include all of France Telecom’s multimedia activities within its range of subsidiaries such as Wanadoo, Voila and Mappy. For a decade, she held various positions within marketing, business development, and customer relations, and witnessed the transformation of the market and the Company, as well as the development of new commercial territories and customer experience at the heart of the operator’s strategy. In 2008, she became Head of Sales and Online Customer Relations at Orange France; she brings innovation to the field and drives the Company’s digital transformation in terms of sales and customer relations. In 2011, Fabienne Dulac became Head of the Orange North France division, where she was responsible for managing an operational entity with over 5,500 employees. In September 2013, she was appointed Senior Vice-President in charge of Communication of Orange France, before becoming Senior Executive Vice-President in August 2014. Fabienne Dulac holds a postgraduate degree (DEA) in Political Sociology from the Institut d’études politiques in Paris, a master’s degree in History and a bachelor’s degree in Modern Literature.

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Hugues Foulon, born in 1968, is Executive Director of Strategy and Cybersecurity activities. He began his career in 1994 at Générale des Eaux (Veolia group) where he was appointed Director of a drinking water plant, then Director of Monégasque de Télédistribution and Monégasque des Eaux. In 2000, he made his first foray into the world of telecoms by joining Vivendi group’s Monaco Telecom as Deputy Chief Executive Officer, in charge of functional departments. In 2005, he joined the Group as Director of B2C Commercial Finance for the Mobile business. He remained there for two years, before moving to Northern Africa and becoming Maroc Telecom’s Director of Controlling. In 2007, he returned to Orange, where he took on roles as Management Control Director for the Marketing and Innovation division, Director to the Group’s Delegate Chief Executive Officer in charge of Finance, then CFO of OMEA. He was then appointed Head of the Chairman & CEO’s office and Secretary of the Group’s Executive Committee. He is a graduate of École polytechnique and the École nationale supérieure de techniques avancées (ENSTA). He is also an auditor of the 66th "defense policy" session of the Institut des hautes études de défense nationale (IHEDN).

Nicolas Guérin, born in 1968, has been Group Secretary-General since March 1, 2018, and Secretary of the Board of Directors. He is also Chairman of the Fédération Française des Télécoms, Honorary Chairman and Director of Cercle Montesquieu and Chairman of the Evaluation and Orientation Committee of the International Chair in Space and Telecommunication Law at the University of Paris XI. Joining the Group’s Competition and Regulation Affairs Department in 1998 after his time at SFR, Nicolas Guérin arrived just as the sector was undergoing deregulation. He became Head of this department in 2003, before becoming General Counsel and Secretary of the Board of Directors in 2009. In this position, he has been a major contributor to many of the Group’s structuring projects, including the roaming agreement with Free in 2012, M&A transactions to expand the Group’s foothold in Africa and Europe with the acquisition of Jazztel or diversification projects (including content and Orange Bank). His support has also been essential in the implementation of regulatory requirements in the Enterprise market, or more recently in the next stage of the mobile agreement signed between operators and the French state and analysis of fixed-line markets by Arcep. He is a graduate of Institut de droit des affaires (IDA) and holds a specialized master’s degree in Business Law and Taxation from University of Paris II Panthéon-Assas.

Mari-Noëlle Jégo-Laveissière, born in 1968, has been Deputy Chief Executive Officer in charge of Europe (excluding France) since September 1, 2020. She joined the Group’s Executive Committee in 2014 as Senior Executive Vice-President in charge of the Technology and Global Innovation division, and became Deputy CEO in charge of the same division in May 2018. Since joining the Orange group in 1996, Mari-Noëlle Jégo-Laveissière has held several management positions: Director of International & Backbone Network Factory, Head of Group Research & Development, Head of the B2C Marketing department of Orange France and Regional Manager, where she was responsible for technical and commercial services for B2C and B2B customers. Mari-Noëlle Jégo-Laveissière is a graduate of École des mines de Paris and École normale supérieure. She also holds a doctorate in Quantum Chemistry from the University of Paris XI - Waterloo.

Paul de Leusse, born in 1972, is Deputy Chief Executive Officer in charge of Mobile Finance Services and Chairman of Orange Bank Africa. He joined the Executive Committee at Orange in May 2018, in order to develop the Group’s mobile financial services activities in Europe and Africa. From 1997 to 2009, Paul de Leusse worked as a consultant and then a Director at Oliver Wyman, before moving to Bain & Company. In 2009, he was appointed Director of Strategy at Crédit Agricole SA. In 2011, he joined Crédit Agricole Corporate and Investment Bank as Chief Financial Officer, before being named Delegate Chief Executive Officer. In 2016, he was appointed CEO at CA Indosuez Wealth. Paul de Leusse was a Director at Union des Banques Arabes et Françaises between 2011 and 2018 and at Fondation Grameen Crédit Agricole from 2016 to 2018. Paul de Leusse is a graduate of École polytechnique and has a civil engineering degree from Ponts et chaussées.

Béatrice Mandine, born in 1968, has been Executive Director in charge of Communication since May 2, 2018, Brand since May 1, 2013 and Engagement since September 1, 2020. She joined Orange in May 2007 as Director of the Group’s Press Office. Béatrice Mandine was appointed Delegate Director of External Communication in November 2010, then Deputy Director of Communication responsible for External Communication alongside Xavier Couture, Senior Executive Vice-President for Communication and the Brand in July 2012. Béatrice Mandine began her career in 1988 as a journalist at Le Figaro, Marie-Claire and the television channel La Cinq. At the end of 1990, she joined Alcatel as Head of Internal Communication. In 1992, she became Press Officer for Alcatel Radio Space & Defense and joined the press office at Alcatel Alsthom the following year. In 1998, she was appointed Media Director of Alcatel’s Consumer Division, and in 2000 she was appointed Head of Press and Public Relations for Alcatel’s Mobile Telephony Division. In 2004, Béatrice Mandine joined the Faurecia group as Head of Press Relations and Corporate Image. She is a graduate of the École supérieure de journalisme (ESJ) and Institut des hautes études internationales (IHEI).

Alioune Ndiaye, born in 1960, has been Chief Executive Officer of Orange Middle East and Africa since May 2, 2018. He is also a Director of the Orange Foundation. He began his career in manufacturing at Pechiney. He then joined Sonatel in 1986, taking on planning, audit and management control functions, also participating in the company’s privatization work. He was Chief Financial Officer at Sonatel from 1992 to 2002. In 2002, he moved to Mali to create Ikatel (which became Orange Mali a few years later) as Chief Executive Officer. Alioune Ndiaye was CEO at Orange Mali for 10 years. From 2012 to 2018, he was CEO of Sonatel SA and Chairman of the Boards of Directors of Sonatel Mobiles, Orange Mali, Orange Bissau, Orange Sierra Léone and Fondation Sonatel. He is a graduate of Paris Dauphine University and Institut national des télécommunications in Evry.

Helmut Reisinger, born in 1967, is Chief Executive Officer, Orange Business Services, based in Paris. After nine years at Alcatel Austria heading the Enterprise Division, he was named CEO at NextiraOne Germany, a company owned by private equity funds, where he was a member of the European Executive Committee, before becoming Vice-President at Avaya, Inc., specialist in communication solutions, for Western Europe. He joined Orange Business Services in July 2007 to head operations in Europe. His responsibilities were broadened in January 2015, when he took charge of all commercial activities outside France, including Europe, the Americas, APAC (Asia-Pacific), and Africa/Middle East/Russia/India. He graduated from the Vienna University of Economics and Business, in the CEMS master program with international studies at the Hochschule Saint-Gall (Switzerland) and ESSCA Angers (France).

Elizabeth Tchoungui, born in 1974, is Executive Director Group CSR, Diversity and Philanthropy. She is also Deputy Chairwoman of the Orange Foundation. Elisabeth Tchoungui is French-Cameroonian, and was previously a journalist and writer. Born in the United States, she grew up in Cameroon, Belgium and Italy. A graduate of École supérieure de journalism in Lille, she was a presenter for France 2 (France Télévision group) and RMC STORY (Altice group), and was the first African journalist to present the TV5 Monde news, and the first woman, succeeding Bernard Pivot, Guillaume Durand and Franz-Olivier Giesbert, in the presenter’s chair of the flagship weekly cultural magazine of France 2, France’s leading national public network. Elizabeth Tchoungui also headed the culture department of France 24. Elizabeth Tchoungui is the author of several books, including Le jour où tu es né une deuxième fois (Flammarion), an account of her son, who has Asperger’s syndrome, Je vous souhaite la pluie (Plon), translated into Italian and taught in secondary schools and universities in Cameroon, Bamako Climax (Plon), a novel set against the backdrop of terrorism in the Sahel, and Billets d’Humeur au feminin (Léo Scheer), a collection of opinion pieces published on French website aufeminin.com. She regularly works with the Organisation Internationale de la Francophonie. She is also a member of the French Women Writers’ Parliament. Elizabeth Tchoungui is a Director of Action contre la Faim. Since its creation in 1979, Action contre la Faim has become the first international NGO to combat hunger among the most vulnerable populations throughout the world. Operating in 47 countries, the NGO helped nearly 15 million people in 2016. She is also a Director of Club XXIe Siècle, a think tank and do tank that promotes diversity through excellence and exemplary career paths. Elizabeth Tchoungui is a Knight of the French Order of Arts and Letters.

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Michael Trabbia, born in 1976, has been the Group’s Chief Technology and Innovation Officer since September 1, 2020. He heads the Technology & Global Innovation division. He began his career at Arcep (the French telecommunication regulator) in 2001, taking charge notably of the allocation and control of mobile licenses. In 2004, he was appointed technical advisor to the office of the Minister for European Affairs, before joining the office of the Minister for Regional Planning in 2005 as technical advisor for ICT and Europe. In 2007, he joined TDF (a network and infrastructure operator in France), where he served as Director of Strategy and Development. In July 2009, he was appointed Deputy Chief of Staff to the Minister for Industry and Head of the Industrial Sectors division. He joined the Orange group in January 2011. He first held the position of Group Director of Public Affairs, before being appointed Director to the Chairman and Chief Executive Officer of Orange, Secretary of the Group’s Executive Committee, in July 2014. In September 2016, he was appointed CEO of Orange Belgium and placed the company in a growth dynamic thanks to customer-centric Bold Challenger positioning. He left that position to join the Group’s Executive Committee in August 2020. He is a graduate of École polytechnique and Télécom ParisTech, and holds a post-graduate degree in Industrial Economics.

5.1.4     Information on Directors, Officers and Senior Management

5.1.4.1   Positions held by Directors and Officers

Stéphane Richard

Positions currently held

−   Director, Chairman and Chief Executive Officer of Orange

−   Director of the Opéra National de Paris

−   Director of France Industrie

International

−   Chairman of the Board of Directors and Director of GSMA

−   Permanent representative of Atlas Countries Support in Médi Telecom (1)

Other positions and offices held over the past five years

None

Ramon Fernandez

Positions currently held

−   Delegate CEO of Orange

−   Chairman of the Board of Directors and Director of Orange Bank (1)

−   Chairman of the Board of Directors and Director of Compagnie Financière d’Orange Bank (1)

−   Director of Orange Middle East and Africa (1)

−   Member of the Supervisory Board of Iris Capital Management (1)

−   Member of the Supervisory Board of Orange Venture (1)

−   Director of Institut du Capitalisme Responsable

International

−   Director of Buyin (1)

−   Director of Orange Belgium (1) (2)

−   Director of Médi Télécom (1)

−   Member of the Supervisory Board of Orange Polska (1) (2)

Other positions and offices held over the past five years

−   Chairman of the Board of Directors of Buyin (1)

−   Director of Orange Spain (1)

−   Director of Médi Télécom (1)

−   Member of the Steering Committee of Institut Orange (1)

−   Member of the Supervisory Board of Euronext N.V. (2)

−   Member of the Supervisory Board and Member of the Appointments and Remuneration Committee of Euler Hermes group (2)

(1)   Company in which Orange holds an interest.

(2)   Office in a listed company.

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Gervais Pellissier

Positions currently held

−   Delegate CEO of Orange

−   Chairman and Director of Orange Business Services SA (1)

−   Vice-Chairman, member of the Supervisory Board and Lead Director of Wendel (2)

−   Founder and Director of the Fondation des Amis de Médecins du Monde

International

−   Chairman of the Board of Directors and Director of Orange Spain (1)

−   Chairman of Fundación Orange

Other positions and offices held over the past five years

−   Director of Orange Horizons (1)

−   Director and Member of the Strategic Committee of Orange Belgium (1) (2)

−   Vice-Chairman and member of the Supervisory Board, Chairman and member of the Strategic Committee of Orange Polska (1) (2)

−   Chairman of the Board of Directors of Orange Spain Plc (1)

−   Director of EE Limited (1)

Alexandre Bompard

Positions currently held

−   Director of Orange, member of the Innovation and Technology Committee

−   Chairman and Chief Executive Officer of Carrefour (2)

−   Director of the Fondation Carrefour

Other positions and offices held over the past five years

−   Chairman and Chief Executive Officer of Fnac Darty (2)

−   Chairman and Chief Executive Officer of Fnac Darty Participations et Services

−   Director of Darty Ltd

−   Member of the Supervisory Board of Banijay group

−   Member of Le Siècle

Laurence Dalboussière Positions currently held − Director of Orange, member of the Innovation and Technology Committee Other positions and offices held over the past five years − None

Sébastien Crozier

Positions currently held

−   Director of Orange, member of the Audit Committee

−   Member of the Supervisory Board of the FCPE Orange Action

−   Honorary Chairman of ADEAS (association law 1901)

−   Chairman of CFE-CGC Orange (trade union law Waldeck-Rousseau)

−   Director of Le Refuge

−   Treasurer of L’Engagement (association law 1901 - political party)

Other positions and offices held over the past five years

−   Chief Executive Officer of Orange Horizons SAS (1)

−   Chairman of Orange Horizons Digital SAS (1)

−   Director of Orange Horizons South Africa Ltd (1)

−   Legal representative of Orange Horizons Latina (1)

−   Member of the Board of Directors of GIE Atout France

−   Treasurer of Manifeste pour l’Industrie

Anne-Gabrielle Heilbronner

Positions currently held

−   Director of Orange, Chairwoman of the GCSER Committee

−   Member of the Executive Board and General Secretary of Publicis group (2)

−   Chairwoman of Publicis Groupe Services

−   Director and Chairwoman of the Audit Committee of SANEF (2)

−   Director of Somupi

−   Chairwoman of WEFCOS

−   Representative of Multi Market Services France Holding on the Shareholders’ Committee of WEFCOS

−   Representative of Multi Market Services France Holding on the Board of Directors of Régie Publicitaire des Transports Parisiens Metrobus Publicité

−   Member of the Executive Committee of Multi Market Services France Holding

International

−   Director of US International Holding Company, Inc. (United States)

−   Director of Sapient Corporation (United States)

−   Director of Publicis Group Investments B.V. (Netherlands)

−   Director of Publicis Holdings Group B.V. (Netherlands)

−   Director of Publicis Holdings B.V. (Netherlands)

−   Director of BBH Holdings Limited (UK)

−   Director of Publicis Limited (UK)

Other positions and offices held over the past five years

−   None

(1)   Company in which Orange holds an interest.

(2)   Office in a listed company.

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Christel Heydemann

Positions currently held

−   Director of Orange, member of the Audit Committee

−   Chairwoman and Chief Executive Officer of Schneider Electric France

−   Member of the Executive Committee of Schneider Electric (2)

−   Chairwoman of GIMELEC

−   Vice-President and Director of the Association AX

−   Director of France Industrie

Other positions and offices held over the past five years

−   Director of the Fondation des Ponts et Chaussées

Fabrice Jolys Positions currently held − Director of Orange and member of GCSER Committee Other positions and offices held over the past five years − None

Helle Kristoffersen

Positions currently held

−   Director of Orange, member of the Innovation and Technology Committee

−   CEO Strategy-Innovation and member of the Executive Committee of the Total group (2)

Other positions and offices held over the past five years

−   Director of Strategy and Economic Intelligence at the Total group (2)

−   Director of Strategy & General Secretariat of the Gas, Renewables & Power Branch of the Total group (2)

−   Member of the Supervisory Board of Peugeot (2)

−   Director of Direct Énergie (2)

−   Member of the Board of Directors of SunPower (United States) (2)

−   Member of the Board of Directors of PSL ComUE

Anne Lange

Positions currently held

−   Director of Orange, member of the GCSER Committee

−   Director of Pernod Ricard (2)

−   Director of FFP (2)

International

−   Managing partner of ADARA

−   Director of Inditex (2)

Other positions and offices held over the past five years

−   Director of Imprimerie Nationale

−   Founder and Chief Executive Officer of MENTIS

−   Managing partner of Econocom

René Ollier Positions currently held − Director of Orange, member of the Innovation and Technology Committee Other positions and offices held over the past five years − None

Bernard Ramanantsoa

Positions currently held

−   Lead Director of Orange, Chairman of the Audit Committee

−   Member of the Oddo-BHF Supervisory Board, Audit Committee, Appointments Committee and Strategic Committee

−   Member of the Supervisory Board of EDUCIN Topco

−   Chairman of Silverchair

−   Director of Aspen France

−   Director of Institut Catholique de Paris

−   Director of Établissement public du Château de Versailles, du Musée et du Domaine National

−   Director of Le Choix de l’École (Teach for France)

−   Member of the Y SCHOOLS Strategic Committee (formerly ESC Troyes group)

−   Member of the Strategic and Steering Committee of Toulouse Business School

−   Member of the Steering Committee of EuropaNova

International

−   Director of Banque Franco-Lao (Laos)

−   Director, member of the Audit Committee and the Risk Committee of Bred Bank Cambodia

−   Director of Sommet-Education (Switzerland)

−   Member of the Advisory Board of Saint-Gall University (Switzerland)

−   Member of the Advisory Board of the Getúlio Vargas Foundation (Brazil)

−   Member of the Advisory Board of ShARE (Netherlands)

−   Member of the Advisory Board of the School of Management at Zhejiang University (China)

−   Member of the Advisory Board of ISCAM (Madagascar)

Other positions and offices held over the past five years

−   Director of ANVIE

−   Director of Institut Français des Administrateurs

−   Member of the Advisory Board of EQUIS (European accreditation body)

−   Member of the Supervisory Board of Albarelle

−   CEIBS (China): member of the Academic Council

−   Member of the Advisory Board of ESADE (Barcelona)

(2)   Office in a listed company.

Orange — 2020 Universal Registration Document         343

Frédéric Sanchez

Positions currently held

−   Director of Orange, Chairman of the Innovation and Technology Committee

−   Chairman of Fives

−   Director of Bureau Veritas (2)

−   Director of Compagnie des Gaz de Pétrole Primagaz SAS

−   Member of the Supervisory Board of Théa Holding SAS

−   Chairman of MEDEF International

−   Honorary Co-Chairman of Alliance Industrie du Futur

International

−   Member of the Supervisory Board of STMicroelectronics (2)

Other positions and offices held over the past five years

−   Director of Mirion Technologies Ltd (United States)

Thierry Sommelet

Positions currently held

−   Permanent representative of Bpifrance Participations on the Board of Orange, member of the Innovation and Technology Committee

−   Director of Worldline (2)

−   Director of Soitec (2)

−   Director of Talend (2)

−   Permanent representative of Bpifrance Participations on the Board of Directors of Technocolor (2)

−   Representative of Bpifrance Investissement on the Supervisory Board of IDEMIA group SAS

−   Representative of Bpifrance Investissement on the Board of Directors of IDEMIA France SAS

−   Member of the Supervisory Board of Tiger Newco SAS

Other positions and offices held over the past five years

−   Chairman of the Supervisory Board of Greenbureau

−   Director of Ingenico

−   Director of Tiger Newco

−   Permanent representative of Bpifrance Investissement of the Board of Directors of Mersen (2)

−   Permanent representative of Bpifrance Participations of the Board of Directors of Verimatrix (2)

−   Member of the Supervisory Board of Sipartech

Jean-Michel Severino

Positions currently held

−   Director of Orange, member of the Audit Committee

−   Director and Chairman of the Audit Committee of Danone (2)

−   Manager of I&P SARL (Investisseurs et Partenaires)

−   Manager of Emergence Développement

−   Chairman of the Board of Directors of EBI SA (Ecobank International)

−   Director of Phitrust Impact Investors

−   Director of the Fondation Grameen Crédit Agricole

−   Director of the Fondation Alstom

−   Director of the Fondation Carrefour

−   Director of the Fondation Avril

−   Director of the Fondation Tunisie Développement

−   Director of FERDI (public interest foundation)

International

−   Director of I&P Développement

−   Director of I&P Gestion

−   Chairman of the Board of Directors of I&P Afrique Entrepreneurs

Other positions and offices held over the past five years

−   Director of ACET Ghana

−   Director of Convergences

−   Director of Adenia Partners

−   Director of the Fondation Sanofi Espoir

Claire Vernet-Garnier

Positions currently held

−   Director representing the State on the Board of Directors of Orange, member of the Audit Committee

−   Director representing the State on the Board of Directors of Dexia Crédit Local, member of the Remunerations Committee

−   Director representing the State on the Board of Directors of Orano Mining

−   Director representing the State on the Board of Directors of Orano Cycle

−   Member representing the State of Supervisory Board of Aéroport de Montpellier Méditerranée, member of the Audit and Remunerations Committee

International

−   Director representing the State on the Board of Directors of Dexia SA, member of the Remunerations Committee (Belgium)

Other positions and offices held over the past five years

−   None

(2)   Office in a listed company.

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The business address of all Directors and Officers, in relation to their positions, is that of Orange SA’s registered office (see Section 1.1.1 Company identification).

Positions and offices held in 2020 by Directors whose terms of office have ended since January 1, 2020

Philippe Charry (Director until May 19, 2020) Positions held in 2020 − Director of Orange, member of the Innovation and Technology Committee Other positions and offices held previous five years − None

Hélène Dantoine

(Director until September 14, 2020)

Positions held in 2020

−   Director of Orange, member of the Audit Committee

−   Director representing the French State on the Board of Directors of Safran (2)

−   Director representing the French State on the Board of Directors of SNCF SA

Other positions and offices held previous five years

−   Director representing the French State on the Board of Directors of SNCF Mobilités (EPIC)

−   Director of Total Exploration Netherlands B.V.

−   Manager of Total E&P RDC

−   Chairwoman of Total E&P Senegal

−   Chairwoman of Total E&P Madagascar

−   Chairwoman of Total E&P Mauritania

−   Chairwoman of East Africa Offshore Ventures

−   Chairwoman and CEO of Total E&P South Sudan

−   Delegate Chief Executive Officer and Director of Total E&P Somalia

−   Chairwoman of the Board and Manager of Total Washington DC Representative Office LLC

−   Director and Chairwoman of Total E&P Ethiopia A/S

−   Director of Total E&P International K1 Ltd

−   Director of Total E&P International K2 Ltd

−   Director of Total E&P International K3 Ltd

−   Director of Total E&P International Ltd

−

Nicolas Dufourcq

(Permanent representative of Bpifrance Participations on the Board of Directors of Orange until January 10, 2021)

Positions held in 2020

−   Permanent representative of Bpifrance Participations on the Board of Directors of Orange, member of the Innovation and Technology Committee

−   Director and Chief Executive Officer of Bpifrance SA

−   Chairman and Chief Executive Officer of Bpifrance Participations

−   Director and Chief Executive Officer of Bpifrance Financement

−   President of Bpifrance Investissement

−   President of Bpifrance Assurance Export

−   Director of Digital New Deal

−   Director of En Temps Réel

−   Member of the Strategic Advisory Board of Euler Hermes group (2)

International

−   Non-executive Chairman of the Supervisory Board of STMicroelectronics (2)

Other positions and offices held previous five years

−   Member of the Supervisory Board of Euler Hermes group (2)

−   President of Bpifrance Financement

−   Chairman and Chief Executive Officer of FT1CI

Charles-Henri Filippi

(Director until May 19, 2020)

Positions held in 2020

−   Lead Director of Orange, Chairman of the GCSER Committee

−   Managing Partner of Lazard

−   Director of Nexity (2) , Chairman of the Remuneration and Appointments Committee

−   Director of Piasa

−   Chairman of the Fondation pour l’Opéra Comique

−   Director of the Endowment Fund of ADIE

−   Director of the Fondation Bettencourt-Schueller

−   Director of the Fondation des Treilles

Other positions and offices held previous five years

−   Chairman of Citigroup France

−   Director of ADIE (Association pour le Droit à l’Initiative Économique)

−   Director of L’Oréal, Chairman of the Human Resources and Remunerations Committee, and Member of the Audit Committee and the Nominations and Governance Committee

−   Member of the Supervisory Board of Femu Qui SA

−   Chairman of the Association des Amis de l’Opéra Comique

−   Member of the International Advisory Board of Abertis

(2)   Office in a listed company.

Orange — 2020 Universal Registration Document         345

5.1.4.2   Information on Company shares held by Directors and Officers

Number of shares held by Directors and Officers

According to the terms of Article 13 of the Bylaws, each Director appointed by the Shareholders’ Meeting must hold a minimum number of 1,000 shares of the Company, except the Director representing employee shareholders and the Directors representing the public sector, who are exempt in accordance with the law. In the same way, Directors elected by the employees are not concerned by this obligation.

In addition, the Board of Directors has decided that each of the Corporate Officers shall also hold at least 1,000 registered shares.

The following information is provided as of the date of this document and to the Company’s knowledge:

		Number of shares
Corporate Officer, Director	Stéphane Richard	73,009
Independent Directors	Alexandre Bompard	1,000
	Anne-Gabrielle Heilbronner	1,000
	Christel Heydemann	1,000
	Helle Kristoffersen	1,747
	Bernard Ramanantsoa	1,000
	Frédéric Sanchez	1,000
	Jean-Michel Severino	1,000
Directors representing the public sector	Bpifrance Participations (Appointed as permanent representative from January 10, 2021, replacing Nicolas Dufourcq.He holds 400 Orange shares)	254,219,602
	Anne Lange	0
	Claire Vernet-Garnier	0
Directors elected by the employees	Sébastien Crozier	9,679
	Fabrice Jolys	199
	René Ollier	0
Director representing employee shareholders	Laurence Dalboussière	1,389
Delegate Chief Executive Officers	Ramon Fernandez	24,179
	Gervais Pellissier	56,692

Transactions by Directors and Officers on Company securities

The following table details the transactions (reported to the French Financial Markets Authority - AMF) performed on Orange securities during the 2020 fiscal year and between January 1, 2021 and the date of this document by the persons referred to in Article L. 621-18-2 of the French Monetary and Financial Code.

Name	Financial instrument	Type of transaction	Transaction date	Number of securities	Average unit price (in euros)	Transaction amount (in euros)
Ramon Fernandez	Equities	Purchase	August 10, 2020	7,950	9.8060	77,957.70
Gervais Pellissier	Equities	Purchase	August 12, 2020	6,950	10.0684	69,975.38
Stéphane Richard	Equities	Purchase	September 25, 2020	20,000	8.9313	178,626.00

To the Company’s knowledge, no other transactions having to be reported to the AMF have taken place.

Restrictions regarding the disposal of shares by Directors and Officers

Directors and Officers holding shares under the Orange group’s savings plan through mutual funds that are invested in shares of the Company are subject to the lock-up rules applicable to investments in the savings plan under the provisions governing Company savings plans.

Moreover, within the framework of the EU market abuse regulation, Article 16 of the Board of Directors’ Internal Guidelines prevents members from engaging in any transactions relating to the securities of the listed companies of the Group during the periods preceding the publication of results, and more generally, if they have knowledge of inside information, as well as from directly or indirectly engaging in short sales with respect to such securities.

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To the Company’s knowledge, none of the Company’s Directors or Officers has agreed any other restriction to their freedom to dispose without delay of their holding in the Company.

5.1.4.3   Other information

Court rulings and bankruptcy

To the Company’s knowledge, in the past five years:

−   no Director or Officer has been found guilty of fraud;

−   no Director or Officer has been involved in bankruptcy, receivership or liquidation proceedings;

−   in July 2019, Stéphane Richard was cleared of wrongdoing in the "CDR-Tapie" case. The Public Prosecutor’s Office appealed the general acquittal in July 2019, and the case was referred to the Court of Peer Appeals for trial in October 2020. Due to the state of health of one defendant, the case was adjourned and is expected to be heard in May 2021. There is no other official public offense or sanction pronounced by state or regulatory authorities against a Director or Officer;

−   no Director or Officer has been barred by a court from serving as a member of a management or supervisory body of a listed company or from being involved in the management or business operations of a listed company.

Family ties

To the Company’s knowledge, there are no family ties among Company Directors and Officers, or between the Directors and Officers and the Executive Committee members.

Conflicts of interest

Under Article 16 of the Internal Guidelines of the Board of Directors, which may be consulted on the Group’s website at www.orange.com, under the heading Group/Governance (see Section 5.2.1.4 Internal Guidelines), each Director must notify the Chairman of the Board and the Lead Director of any situation concerning them liable to give rise to a conflict of interest with a Group company.

In particular, Article 10 of the Internal Guidelines of the Board of Directors entrusts the Lead Director with a specific prevention role regarding conflicts of interest which could occur, primarily by carrying out awareness initiatives. The Lead Director informs the Governance and Corporate Social and Environmental Responsibility (GCSER) Committee, and the Board of Directors, should he/she deem it appropriate, of any potential or actual conflicts of interest affecting Corporate Officers and the other members of the Board of Directors. He/she may make recommendations to the GCSER Committee and the Board of Directors on how to manage potential conflicts of interest of which he/she becomes aware of or which are reported to him/her (see Section 5.2.1.7 Lead Director).

In addition, Article 16.3 of these Internal Guidelines stipulates that for any situation concerning a Director that may create a conflict of interest, the Director concerned shall refrain from participating in the vote on the corresponding resolution.

Moreover, a declaration relating to the existence or non-existence of a situation of conflict or divergence of interests (even potential) is requested annually from the Company’s Directors and Officers as part of the preparation of the Universal Registration Document as well as when taking office and any renewals of office. At its meeting of February 11, 2021, the GCSER Committee also took note of the annual declarations of the Directors and Officers (see Section 5.2.1.2 Independent Directors).

To the best of the Company’s knowledge and as of the date of this Universal Registration Document, there is no potential conflict of interests between the duties of Directors or Corporate Officers with regard to Orange and their private interests or other duties.

To the best of the Company’s knowledge, there are no arrangements or agreements with any major shareholder, customer, supplier or any other third party under which any member of the Board of Directors or Corporate Officer has been appointed to the Board of Directors or Company’s General Management (respectively).

5.1.4.4   Shares and stock options held by members of the Executive Committee

As of the date of this document, to the best of the Company’s knowledge, the members of Orange’s Executive Committee, including Stéphane Richard, Ramon Fernandez, and Gervais Pellissier, owned a total of 228,363 Orange shares, representing 0.009% of the capital.

As of the date of this document, no members of the Executive Committee hold any stock options, as the last plan in force expired on May 21, 2017 (see Section 5.4.1.2 History of stock-option grants (table No.8)).

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5.2 Operation of the management and supervisory bodies

5.2.1     Operation of the Board of Directors

The Board of Directors presides over all decisions relating to the Group’s major strategic, economic, employment, financial or technological policies and monitors the implementation of those policies by the General Management.

5.2.1.1   Legal and statutory rules relating to the composition of the Board of Directors

In accordance with Article 13 of the Bylaws, the Board of Directors consists of at least 12 members and at most 22 members, including three Directors elected by the employees, and one Director elected by the Shareholders’ Meeting and representing employee shareholders. The term of office for Directors is four years.

Pursuant to Government Order No. 2014-948 of August 20, 2014 relating to governance and transactions in the capital of companies with a public shareholding, given that the French State holds more than 10% of the Company’s share capital, it is entitled to appoint a representative to the Board of Directors, and a number of positions in proportion to its stake are reserved for members that it may nominate. The public sector has three representatives on the Board of Directors: one representative appointed by Ministerial Order and two Directors appointed by the Shareholders’ Meeting.

5.2.1.2   Independent Directors

The annual assessment of Directors’ independence was carried out by the Board of Directors on February 17, 2021, on the basis of a proposal by the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC). In assessing Directors’ independence, the Board took into account all of the criteria of the Afep-Medef Corporate Governance Code for listed companies, which state that a Director, to be considered independent, must not:

−   be or have been within the last five years:

-     an employee or executive Corporate Officer of the Company,

-     an employee, executive Corporate Officer or Director of a consolidated subsidiary of the Company,

-     an employee, executive Corporate Officer or Director of the parent company or a consolidated subsidiary of the Company;

−   an executive Corporate Officer of a company in which Orange, directly or indirectly, holds a position on the Board of Directors or in which an employee appointed as such, or a person who is currently or was at any time in the previous five years an executive Corporate Officer of Orange, is a Director;

−   be a customer, supplier, commercial banker, investment banker or advisor:

-     that is material to the Company or its Group, or

-     for which the Company or its Group represents a significant share of business.

The assessment of the potential significance of the relationship with the Company or its Group must be debated by the Board, and the qualitative and/or quantitative criteria used in this assessment (continuity, economic dependence, exclusivity, etc.) must be explicitly stated in the Corporate Governance Report:

−   not have close family ties with a Director or Officer;

−   not have been a Statutory Auditor of the Company within the last five years;

−   not have been a Director of the Company for more than twelve years. Under this criterion, loss of the status of independent Director occurs on the date at which this period of twelve years is reached.

The Afep-Medef Code recommends presenting a summary table of each Director’s position with regard to independence criteria. The analysis of the GCSERC was thus carried out with regard to these criteria; the summary table appears at the end of this section.

The three Directors representing the public sector and the four Directors elected by the employees or representing employee shareholders cannot, by definition, be deemed independent under the Afep-Medef Code. Stéphane Richard, the Chairman and CEO, is not considered an independent Director because of the executive functions he holds within the Group.

As far as other Directors are concerned, the GCSERC reviewed, firstly, their annual declarations when preparing this document, including a section on potential conflicts of interest, and, secondly, any business relationships between the Orange group and these Directors or companies that employ them, or in which they may hold terms of office (see Section 5.2.1.8 Board and committee activities during the fiscal year).

The GCSERC also examined the nature of business dealings and partnerships with listed companies in which its Directors hold offices. This indicated that some of these companies are Orange Business Services customers for "business" telecommunication services or Group suppliers in the normal course of business and for insignificant amounts across the Orange group. The Board also reviewed any potential consultancy services declared that had been carried out the Company’s Directors.

The Board of Directors considered, given the nature and volume of the business relationships in question and the declaration of independence made by each of the aforementioned Directors, that these relationships are insignificant for both the Orange group and each of the groups or entities to which the Directors concerned belong. The Board of Directors concluded that these relationships are therefore not likely to call into question their independence.

Following the discussions, Anne-Gabrielle Heilbronner, Christel Heydemann and Helle Kristoffersen as well as Alexandre Bompard, Bernard Ramanantsoa, Frédéric Sanchez and Jean-Michel Severino were deemed to be independent under the criteria of the Afep-Medef Code, i.e. seven of the Board’s fifteen members.

Excluding the Directors elected by the employees or representing employee shareholders, who are not taken into account for the purposes of calculating the proportion of independent Directors under the Afep-Medef Code, the Board thus has seven independent Directors out of eleven, i.e. nearly two-thirds of the Board, a proportion that is well within the recommendations of the Afep-Medef Code.

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The table below presents the position of each independent Director with regard to the independence criteria set in the Afep-Medef Code (Article 9.4).

Directors’ independence	Alexandre Bompard	Anne-Gabrielle Heilbronner	Christel Heydemann	Helle Kristoffersen	Bernard Ramanantsoa	Frédéric Sanchez	Jean-Michel Severino
Criterion 1: is not and has not been an employee, Director or Officer within the last five years	✔	✔	✔	✔	✔	✔	✔
Criterion 2: does not hold cross-directorships	✔	✔	✔	✔	✔	✔	✔
Criterion 3: does not have significant business relationships	✔	✔	✔	✔	✔	✔	✔
Criterion 4: does not have close family ties with a Director or Officer	✔	✔	✔	✔	✔	✔	✔
Criterion 5: has not been a Statutory Auditor of the Company within the last five years	✔	✔	✔	✔	✔	✔	✔
Criterion 6: has not been a Director of the Company for more than twelve years	✔	✔	✔	✔	✔	✔	✔
Criterion 7: non-executive Corporate Officer status - does not receive variable compensation in cash or shares or any compensation relating to the Company’s performance	✔	✔	✔	✔	✔	✔	✔
Criterion 8: major shareholder status - does not participate in the control of the Company	✔	✔	✔	✔	✔	✔	✔

The detailed list of the offices held by Directors and Officers can be found in Section 5.1.4.

5.2.1.3   Applying the principle of diversity and balanced representation between women and men

The Board ensures that its membership complies with statutory provisions, specifically with regard to diversity and the balanced representation of men and women.

As of the date of this document, the Board of Directors had a total of six women out of fifteen Directors. In application of the criteria resulting from the laws of January 27, 2011 (on the balanced representation of women and men on Boards of Directors and Supervisory Boards and on professional equality) and of May 22, 2019 (on growth and the transformation of companies, known as the PACTE law), the proportion of women on the Board was 45% (five women out of eleven). This percentage does not take into account the Directors elected by the employees or representing employee shareholders.

Furthermore, pursuant to Article L. 22-10-10 of the French Commercial Code and the Afep-Medef Code, the Company’s Internal Guidelines (see Section 5.2.1.4 Internal Guidelines) provide, in their Article 13, that diversity in the membership of the Board and its committees also refers to criteria such as age, nationality, qualifications and professional experience.

This provision meets Directors’ expectations, as expressed during the assessment of the operation of the Board and its committees carried out in the last quarter of 2019 relating to the need to diversify the profiles of its members, with expertise in the digital and international spheres.

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Diversity of expertise on the Board

An assessment of the key skills and expertise of the members of the Board has been carried out and shows that the Board has the necessary qualities to understand the issues presented to it.

The mapping below, carried out by the firm that conducted the assessment of the Board’s operations at the end of 2019, and updated by the Board Secretariat at the beginning of 2020 to take into account the arrival of new Directors, shows a balanced distribution between the different types of skills required and provided to the Board by its fifteen members.

5.2.1.4   Internal Guidelines

In 2003, the Board of Directors adopted Internal Guidelines, which lay down the guiding principles and procedures for its operations and those of its committees. They are available on the website www.orange.com, under the heading Group/Governance.

The Internal Guidelines specify, among other details, the respective responsibilities of the Board of Directors, the Chairman and the Chief Executive Officer, stipulating limits to his powers; they also set the rules governing the composition, powers and operating procedures of each Board committee.

The Internal Guidelines also specify the rules governing the information provided to Directors and the meetings of the Board.

The Internal Guidelines have been updated on a number of occasions by the Board of Directors to reflect changes in the Company’s governance. Its last review, dated February 12, 2020, revised references that had become obsolete; in particular, it replaced references to the "Orange Works Council Central Committee" with references to the "Central Social and Economic Committee," a new employee representative body since December 4, 2019.

5.2.1.5   Chairman of the Board of Directors

Article 1 of the Internal Guidelines of the Board of Directors specifies the role and duties of the Chairman.

The Chairman represents the Board of Directors and, except in unusual circumstances, is the only person authorized to act and speak in the Board’s name. He organizes and steers the work of the Board of Directors and ensures the efficient running of corporate bodies in line with the principles of good governance. He serves as a liaison between the Board of Directors and the Company’s shareholders, in coordination with the General Management; he monitors the quality of the Company’s financial information. When the roles of Chairman of the Board of Directors and Chief Executive Officer are split, he may, in close coordination with the General Management, represent the Company in its upper-level relations with the public authorities, the Group’s major partners and key customers, both within France and internationally. In this case, he is briefed regularly by the Chief Executive Officer on the significant events and situations relating to Group operations, and he may seek any information from the CEO needed to inform the Board of Directors and its committees. The Chairman may meet with the Statutory Auditors in order to prepare the work of the Board of Directors and the Audit Committee. He may attend meetings of Board Committees under the conditions provided for in the Internal Guidelines.

In accordance with Articles 29-1 and 29-2 of French Law No. 90-568 of July 2, 1990, the Chairman of the Board of Directors also has the power to appoint and manage the civil servants employed by the Company.

Pursuant to the Company’s Bylaws, the Chairman of the Board of Directors can hold his position until the age of 70.

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5.2.1.6   Committees of the Board of Directors

The Board of Directors is supported by expertise from three specialized committees. Their role is to provide informed input for the Board’s discussions and assist in preparing its decisions. These committees meet as often as is necessary. Their powers and operating procedures are set out in the Internal Guidelines of the Board of Directors. In line with the Afep-Medef Code, significant responsibilities are given to independent Directors. Orange also believes that it is important that each committee benefits from the presence of at least one Director representing the public sector and at least one member representing employees or employee shareholders, which contributes to taking into account different opinions in the work of the committees (see Section 5.2.1.8 Board and committee activities during the fiscal year).

Thus, with the exception of the Chairman and Chief Executive Officer, all of the Directors sit on a committee, based on the choices discussed and made by the Board.

Composition of the Board Committees as of the date of this document

	Year created	Chairman	Members
Audit Committee	1997	Bernard Ramanantsoa (1)	Sébastien Crozier Christel Heydemann (1) Jean-Michel Severino (1) (2) Claire Vernet-Garnier
Governance and Corporate Social and Environmental Responsibility Committee (GCSERC)	2003	Anne-Gabrielle Heilbronner (1)	Fabrice Jolys Anne Lange
Innovation and Technology Committee (ITC)	2014	Frédéric Sanchez (1)	Alexandre Bompard (1) Laurence Dalboussière Helle Kristoffersen (1) René Ollier Bpifrance Participations (Thierry Sommelet (3) )

(1)   Independent Director.

(2)   Audit Committee’s financial expert.

(3)   Thierry Sommelet succeeded Nicolas Dufourcq on January 10, 2021 as permanent representative of Bpifrance Participations.

Audit Committee

In accordance with the Internal Guidelines of the Board of Directors, the Audit Committee has at least three members appointed by the Board. At least two-thirds of members must be independent (excluding Directors representing the employees or employee shareholders, who are not taken into account). The Chairman of the Audit Committee is chosen from among the independent Directors.

The composition of the Audit Committee complies with the recommendations of the Afep-Medef Code, with three-quarters of its Directors, excluding Directors elected by the employees or representing employee shareholders, being independent, and with no Corporate Officers on the Committee. The composition of the Audit Committee also complies with the provisions of Article L. 823-19 of the French Commercial Code relating to the establishment of a specialized committee to follow up questions relating to the preparation and control of accounting and financial information.

In this regard, the Committee monitors the financial reporting process and the effectiveness of internal control and risk management systems relating to accounting and financial reporting procedures. It issues a recommendation regarding the Statutory Auditors nominated for appointment, organizes their selection process and submits a reasoned recommendation to the Board regarding their choice and their compensation terms and conditions. It monitors the Statutory Auditors’ fulfillment of their engagement and approves, where applicable, the provision of services other than the certification of the financial statements, for such services that are not prohibited by law or Orange’s rules. The Committee also studies all investment or divestment projects that meet the criteria set out in Article 2 of the Internal Guidelines of the Board of Directors, and prepares related deliberations of the Board. The Audit Committee may also request that any audit or internal/external review be carried out on any matter it considers to fall within its remit.

Furthermore, the Chairman of the Audit Committee is assigned a particular role, and reports to the Board of Directors on a regular basis on the execution of the Committee’s functions, as well as the outcome of the statutory audit and the manner in which this has contributed to the integrity of the financial information, and the role the Audit Committee has played in this process. He immediately informs the Board of any difficulties encountered and submits a summary of the Audit Committee’s discussions.

The responsibilities of the Audit Committee are detailed in Article 7 of the Internal Guidelines of the Board of Directors.

Financial expertise within the Audit Committee

Members of the Audit Committee are required to have or to gain financial or accounting expertise. The Audit Committee, in accordance with the provisions of Article L. 823-19 of the French Commercial Code and Section 407 of the US Sarbanes-Oxley Act, must also comprise at least one person with specific expertise in the field of finance, accounting or statutory auditing, who must be independent (the "financial expert").

Jean-Michel Severino was appointed financial expert of the Audit Committee during the Board of Directors’ meeting of October 25, 2017, due to his role as Financial Inspector, his past functions as CEO of the Agence française de développement (AFD, French international development agency) and Vice-President of the World Bank for Asia, and his current position as manager of fund management company I&P.

Governance and Corporate Social and Environmental Responsibility Committee

In accordance with the Internal Guidelines of the Board of Directors, the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC) has at least three members appointed by the Board.

Its composition is in line with the recommendations of the Afep-Medef Code, as the ratio of independent Directors is 50% (excluding the Director elected by the employees, who is not included in this calculation).

The major areas of responsibility of this Committee, whose creation is recommended by the Afep-Medef Code, are namely appointments and compensation, Corporate Social Responsibility, and governance. In particular, it exercises the powers of the specialized committees responsible for the appointment of Directors and renewal of their terms of office, as well as the compensation of Corporate Officers. In these areas, it is tasked in particular with making proposals to the Board of Directors, as well as to the Chairman and, as necessary, the CEO. The CEO also keeps the Committee informed of any new appointments to the Group Executive Committee; the Committee may offer its opinion on the terms and conditions for calculating the compensation of these new members, or regarding multi-year variable compensation plans (Long Term Incentive Plans) or free share award plans in place at the Orange group. The Committee also ensures, with regard to succession plans, that a process is in place for when offices expire and in situations requiring particular attention.

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The Committee also examines, in line with the Group’s strategy, the main thrust of the human resources and corporate social and environmental responsibility policies drawn up, based on discussions with the Group’s stakeholders. Once a year, it reviews the Ethics Committee’s report on the Group-wide actions to implement ethics practices, and is informed about the rollout of the Group’s compliance programs.

Article 8 of the Internal Guidelines of the Board of Directors details the responsibilities of the Committee.

Innovation and Technology Committee

In accordance with the Internal Guidelines of the Board of Directors, the Innovation and Technology Committee has at least three members appointed by the Board.

The Committee notably reviews the significant multi-annual investment programs and the major technology partnerships entered into by the Group, the Group’s strategic policies in terms of innovation and technology, and its performance in this respect.

Article 9 of the Internal Guidelines of the Board of Directors details the responsibilities of the Committee.

Joint meeting of Board Committees

In accordance with Article 11 of the Internal Guidelines of the Board of Directors - and without constituting a specialized committee of the Board itself - the Audit Committee, the GCSERC and the Innovation and Technology Committee meet in a joint forum once a year under the chairmanship of the Chairman of the Audit Committee or chaired by the oldest member present. This Joint Committee is responsible for preparing the work of the Board of Directors relative to internal control and risk management systems. Its last meeting took place on September 16, 2020.

The Internal Guidelines provide that during this meeting, the Company’s General Management presents the risk mapping in the Company, in particular the effectiveness of the risk management system, the major risks facing the Group and the mechanisms for preventing and detecting fraud.

Special-purpose committees

Article 5 of the Internal Guidelines of the Board of Directors provides that the Board may decide, for certain technical issues relating to the Company’s operations and/or issues that may involve conflicts of interest and on which the Board of Directors is expected to give its view or make a decision, to establish a special-purpose committee to review these matters in consultation with the Company’s General Management. Article 5 was amended at the request of the Board on December 5, 2018 in order to enable any Director to participate in such committees, provided that they have no conflicts of interest.

The Board of Directors appoints the Chairman, who is chosen from among the Committee’s independent Directors.

5.2.1.7   Lead Director

The Internal Guidelines of the Board of Directors allow the Board to appoint a Lead Director from among the independent Directors at the proposal of the GCSERC. A Lead Director must be appointed if the same person is both Chairman of the Board of Directors and Chief Executive Officer.

The Board of Directors of February 12, 2020 appointed Bernard Ramanantsoa, who is also Chairman of the Audit Committee, as Lead Director. The powers of the Lead Director are defined in Article 15.1 of the Company’s Bylaws (calling and chairing of Board meetings if the Chairman is unavailable), and in Article 10 of the Internal Guidelines, which also defines the duties.

Duties of the Lead Director

The main duties of the Lead Director are to ensure smooth relations between the Board of Directors and the Company’s General Management. To this end, the Lead Director is responsible for:

−   management of conflicts of interest: the Lead Director informs the GCSERC and, where appropriate, the Board of Directors, of any potential or actual conflicts of interest affecting the Directors and Officers of which he/she becomes aware or which are reported to him/her. Where necessary, the Lead Director makes recommendations on how to manage such conflicts;

−   crisis situations: at the request of the Board of Directors, the Lead Director ensures that the Company’s Corporate Governance enables it to cope with any exceptional crisis situations it may face;

−   assessment of the Board of Directors: the Lead Director may be called on to comment during the GCSERC’s assessment of the work of the Board of Directors and its committees;

−   report on activity: the Lead Director reports on the performance of the Lead Director’s duties annually to the Board of Directors. At Shareholders’ Meetings, the Chairman of the Board of Directors may invite the Lead Director to report on the his or her work.

Powers of the Lead Director

The powers of the Lead Director are subject to the limits on those of the Board of Directors and its committees:

−   calling meetings of the Board of Directors/Agenda: the Lead Director may, pursuant to Article 15.1 of the Company’s Bylaws, ask the Chairman of the Board of Directors to call a Board meeting on a given agenda or propose additional agenda items to the Chairman of the Board of Directors. The Lead Director may call meetings of the Board of Directors if the Chairman is unable to do so and may chair Board meetings when the Chairman is absent;

−   information for Directors: the Lead Director ensures that the Directors are able to carry out their duties in the best possible conditions, and in particular that the Directors have all necessary information ahead of Board meetings;

−   committees of the Board of Directors: the Lead Director is not barred from serving as Chairman of any Board committee. The Lead Director may, on proposal of the committee’s Chairman, contribute to the work of the committees related to the Lead Director’s duties;

−   resources: the Lead Director has access through the Company’s General Management to all documents and information required to carry out his or her duties;

−   compensation: the Board of Directors determines, when the Lead Director is appointed, the amount of compensation the Lead Director receives for this role. In addition, the Lead Director can be reimbursed, against receipts, for any expenses incurred in the execution of his or her duties, notably travel costs.

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In accordance with a decision of the Board of Directors of October 25, 2017, the Lead Director was identified as the General Management contact regarding situations related to matters of compliance, especially in order to be able to report to all members of the Board on the effectiveness of the compliance system and its level of risk. The Lead Director participates annually in a meeting of the Risk Committee (see Section 5.2.2.3 Executive Committee and Group governance committees).

5.2.1.8   Board and committee activities during the fiscal year

Board activities

The Board of Directors met twelve times in 2020. Its meetings had a collective attendance rate of 94.3%. Individual attendance rates are presented in the table located at the end of this section. Information on the method for allocating and the payment of Directors’ compensation is presented in Section 5.4.2.1 Amount of compensation paid or allocated to Corporate Officers for 2020 activity. The typical Board meeting lasts around four hours.

Each meeting is generally preceded by a meeting of one or more of the Board’s committees with a view to preparing its work and deliberations. The issues discussed by the committees are reported on by their Chair(s) to the Board of Directors.

In addition to the regular stages of the Company’s life (review of operational performance, quarterly results, half-year and annual financial statements, review of the budget, risk factors, setting of the compensation of Corporate Officers, etc.), the Board notably exercised, in close coordination with the General Management, reactive and vigilant supervision of the Group’s position and the measures implemented in connection with the crisis related to the Covid-19 pandemic throughout the year, to ensure the smooth running of the business continuity plan and to monitor the effects of the crisis.

It also voted in favor of the adoption of Orange SA’s corporate purpose and its inclusion in the Company’s Bylaws by the 2020 Shareholders’ Meeting. In the course of its work, the Board ensures that it takes into consideration not only social and environmental issues but also the corporate purpose in performing its duties.

The Board of Directors also reviewed the composition of the new management team appointed in June 2020. It ruled on the conclusion of certain structuring contracts in view of the amounts defined in Article 2 of its Internal Guidelines, and in this context examined an item relating to the acquisition of sporting rights to football matches in Spain. During the same period, the Board also examined Orange Bank’s development plans.

During the second half of 2020, the Board was kept informed, in connection with the work of the dedicated special-purpose committee, of the progress of the auction process relating to the allocation of 5G spectrum. It also reviewed the guidelines of the General Management following the favorable decision handed down by the French Conseil d’État on 13 November on a long-standing tax dispute, which enabled the Group to be reimbursed the sums paid in July 2013, i.e. around 2.2 billion euros. Finally, it approved the signing of an agreement to acquire a majority block of 54% of the share capital of Telekom Romania Communications ("TKR"), as part of a transaction intended to accelerate Orange’s strategy of becoming a convergent operator for its subscribers in Romania.

It is regularly kept informed of employee-related news within the Company, such as the signing of agreements, internal elections and the health situation.

In the second half of 2020, the Board of Directors consulted the Central Social and Economic Committee (Central SEC) on strategic guidelines. This annual consultation gave rise to the presentation of a series of questions posed by the Central SEC during the Board of Directors’ meeting of February 17, 2021.

The Board proposed the renewal of the conditional multi-year variable compensation plan (Long Term Incentive Plan, or LTIP) for Corporate Officers for the period from 2021 to 2023, with a review of the associated performance criteria in relation to the new strategic direction. The plan will be submitted for approval by the Shareholders’ Meeting of May 18, 2021 (see Section 5.4.1). The Board of Directors’ review of points related to the appointment, compensation and evaluation of Corporate Officers is conducted in the absence of the interested parties.

On September 16, 2020, it also examined the existence and monitoring of the effectiveness of internal control and financial and non-financial risk management systems in the form of a joint meeting of the three committees.

The Board of Directors was presented with an update of the Group vigilance plan and the obligations regarding the Statement of Non-Financial Performance. It also approved the information on the corporate social and environmental issues of the Group included in the Report of the Board of Directors to the Shareholders’ Meeting.

Pursuant to the new provisions of the Afep-Medef Code relating to gender balance within governing bodies, the Board has designated the executive management network of the Group’s executives and leaders as a governing body, and has set an annual target of 35% women by 2025, in line with the percentage of women in the Group’s workforce [REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED].

The Board also reviewed the implementation of the recommendations resulting from the evaluation of its operations carried out in the fourth quarter of 2019 with the assistance of an independent firm (see Section 5.2.1.9 Periodic review of the operations of the Board of Directors and its committees).

At the Board of Directors’ meeting of February 17, 2021, Bernard Ramanantsoa reported on his role as Lead Director in 2020.

The main topics covered in his latest report are:

−   the monitoring of potential crisis situations that could undermine the Company’s governance;

−   the quality of relations within the Board and between the Board of Directors and the General Management;

−   periodic review of independence and potential conflicts of interest.

In 2020, a new secure digital application dedicated to the work of the Board was rolled out to the members of the Board. The new application, which is more efficient in terms of functionality and confidentiality, is gradually being rolled out at the same time across all of the Group’s Boards in order to make its use more fluid and widespread by all internal Directors.

Lastly, the Board of Directors decided, at its meeting of February 17, 2021, to transfer Orange’s registered office from 78, rue Olivier-de-Serres, 75015 Paris to 111, quai du Président-Roosevelt, 92130 Issy-les-Moulineaux, with effect from the close of the Shareholders’ Meeting of May 18, 2021.

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Committee activities

Audit Committee

The Audit Committee met nine times in 2020. Its meetings had a collective attendance rate of 100%.

It met regularly with Orange’s Senior Management and the main managers of the Group’s Finance Department, as well as with the Head of the Group Audit, Control and Risk Management Department and the Statutory Auditors in order to review with them their respective action plans and follow-up on these plans.

Financial reporting

In 2020, the Committee analyzed the Statutory and Consolidated Financial Statements for the 2019 fiscal year and the first half of 2020, together with the first and third quarter results for 2020. At its meeting on February 15, 2021, it reviewed the results of the fourth quarter of 2020, as well as the Statutory and Consolidated Financial Statements for the 2020 fiscal year. It verified that the processes for producing accounting and financial information complied with regulatory and legal requirements, especially in terms of internal control. In this respect, the Committee reviewed the draft Management Report and heard the Statutory Auditors’ Reports. It also reviewed the 2021 budget. The significant risks and off-balance sheet commitments and their accounting impact, as well as the results of the asset impairment tests were also discussed.

In addition, the Committee reviewed all financial communications before their publication.

Internal control and risk management, ethics

Before approving each set of financial statements, the Committee undertook a review of the significant disputes in which the Group is involved.

Moreover, the Committee examined the results of the annual evaluation of the internal financial control system, which were presented to it by the Group Internal Control Department, and concluded that the system was effective [REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED].

The Committee also reviewed the major risks that the Company believes could have a significant adverse effect on its business, financial position or earnings, particularly in light of its risk mapping. It also ensured that the recommendations formulated by the Group Audit, Control and Risk Management Department after the internal audit assignments were correctly implemented. The findings of the audit assignments as well as the schedule of upcoming audit assignments were presented.[REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED].

Finally, the Committee was presented with the external audit plan.

Management of debt and cash

The Committee regularly reviewed the Group’s debt refinancing and cash management policy and was given a presentation on the annual update of the Group’s derivative counterparty and cash investment limits.

Development projects and strategic plan

The Committee was informed about the position of certain of the Group’s equity interests in Europe, Africa and the Middle East and reviewed the asset impairment tests conducted at the end of 2020 at the Group’s main subsidiaries and equity interests, based on the entities’ updated strategic plans, in order to take the 2021 budget as well as geopolitical and macroeconomic changes into account.

Statutory Auditors

The Committee reviewed the fees of the Statutory Auditors for 2020 and the financial terms of their work during the year. Following the work of a technical committee set up as part of the call for tenders for the selection of the Statutory Auditors, the Audit Committee made a recommendation to the Board of Directors to renew the appointment of KPMG and to appoint Deloitte as successor to Ernst & Young (EY), which could not be renewed by law. This decision will be submitted to the approval of the 2021 Shareholders’ Meeting.

Governance and Corporate Social and Environmental Responsibility Committee (GCSERC)

The GCSERC met eight times in 2020. Its meetings had a collective attendance rate of 100%.

Compensation of Directors and Officers

At the beginning of 2020, the Committee determined the target proposals and calculation methods for the variable portion of the compensation of the Chairman and CEO and the Delegate CEOs for 2020. The calculation of the annual variable compensation of Corporate Officers is based on a weighted average of five indicators focused on the Group’s growth, profitability, quality of service, and CSR performance. These indicators, their relative weighting and the results achieved are described in Section 5.4 Compensation and benefits paid to Directors, Officers and Senior Management.

The proposed targets of the Corporate Officers for 2021 were examined and discussed at several meetings, and defined in February 2021.

In addition, the Committee monitored the implementation of conditional multi-year variable compensation plans (Long Term Incentive Plans, or LTIP) for Corporate Officers and members of the Executive Committee for the 2018-2020 and 2019-2021 periods. In February 2021, on the proposal of the Committee, the terms and conditions of the LTIP 2020-2022 were renewed for the 2021-2023 period, with certain adjustments, particularly in terms of CSR performance criteria to take into account the strategic orientations of the Engage 2025 plan.

The terms, procedures and conditions of these LTIPs are described in Section 5.4.1.

Lastly, the Committee prepared the breakdown of compensation for Directors in respect of the 2020 fiscal year and defined the Directors’ compensation policy for the 2021 fiscal year in the light of the changes made by Government Order No. 2019-1234 of November 27, 2019 relating to the compensation for Directors and Officers of listed companies (see Section 5.4.2 Board of Directors’ report on the compensation of non-executive corporate officers).

Governance and operation of the Board

The Committee reviewed the Board’s Corporate Governance Report attached to the Management Report.

It also examined, as it does every year, the situation of each of the independent Directors with regard to the independence criteria set out in the Afep-Medef Code (see Section 5.2.1.2 Independent Directors).

At its meeting of February 11, 2021, the Committee took note of annual declarations made by Orange’s Directors and Officers, in which certain information is required: number of Orange shares held and any related-party transactions, terms of office and positions held in 2020, personal situation, potential conflicts of interest, etc.

Members of the GCSERC noted that in light of the annual declarations made by Directors and Officers, no specific conflicts of interest had been identified. This review, together with other work carried out by the Committee, enabled it to recommend to the Board that it categorize seven Directors as independent within the meaning of the Afep-Medef Code (see Section 5.2.1.2 Independent Directors).

The Committee also considered the annual activity report of the Lead Director.

At the beginning of the year, the Committee examined the governance of the corporate purpose and how to integrate it into the Board’s decision-making process and how to monitor its implementation. An action plan was presented to it in the last quarter of 2020 and will be regularly monitored by the GCSERC.

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Nomination

The Committee took note of the election, by the Shareholders’ Meeting of May 19, 2020, of Laurence Dalboussière as Director representing employee shareholders, to replace Philippe Charry, whose term of office was due to expire, and of Frédéric Sanchez, independent Director, replacing Charles-Henri Filippi, whose term of office was also due to expire. At this time, Frédéric Sanchez was asked to provide the Board with the benefit of his expertise and perspective on the Innovation and Technology Committee (ITC) in order to observe its operation and suggest ways to improve or develop it, a subject that was among the recommendations resulting from the evaluation of the operation of the Board and its committees carried out at the end of 2019.

On several occasions, the Committee has had to vote on the appointment of the new Board members to the committees. It first recommended to the Board the appointment of Laurence Dalboussière and Frédéric Sanchez, independent Director, as members of the Innovation and Technology Committee and then, the appointment of Claire Vernet-Garnier, appointed Director by ministerial order of October 27, 2020 to replace Hélène Dantoine, as member of the Audit Committee. Finally, in a letter dated January 5, 2021, Bpifrance Participations informed the Chairman of the Board of Directors of the appointment of Thierry Sommelet as its new permanent representative to replace Nicolas Dufourcq. The GCSERC recommended to the Board his appointment to the ITC.

In February 2021, the GCSERC reviewed the conditions for the renewal of the office of legal entity Director Bpifrance Participations, whose term expires at the close of the Shareholders’ Meeting of May 18, 2021.

Lastly, in accordance with another recommendation of the evaluation of the operation of the Board of Directors carried out at the end of 2019, the Committee, with the help of an external firm, undertook permanent monitoring work in order to regularly examine a list of Director profiles that may correspond to the needs of the Board and thus enable it to be ready for any necessary replacement. More specifically, the Committee remains attentive to any profile with expertise in the fields of innovation and technology, internationally where appropriate, and who is or has been a Senior Manager.

CSER, ethics, compliance

The Committee reviewed the strategy and important issues related to the Group’s corporate social and environmental responsibility policies. It examined the major achievements in this area in 2020. The Committee reported to the Board of Directors on its work on this subject.

The Committee was presented with a report on the progress of the rollout of the Group’s corruption prevention program, in particular relating to the implementation of measures resulting from the French Law of December 9, 2016, known as the Sapin II Law, and from Government Order No. 2017-1180 of July 19, 2017 on the publication of non-financial information. The Committee examined notably the implementation of the Code of Conduct and the obligations regarding the Statement of Non-Financial Performance, and the rollout of the Group’s vigilance plan. The Board of Directors was informed on this matter.

The Committee also examined the annual report on ethics and compliance and studied the Group-wide actions resulting in the implementation of the ethics and compliance program [REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED]. It also assessed the implementation of the vigilance plan and the obligations regarding the Statement of Non-Financial Performance.

Finally, as part of the periodic review of the Board’s work (see Section 5.2.1.9 Periodic review of the operations of the Board of Directors and its committees), the Committee continued its discussions on the development and monitoring of replacement plans for Corporate Officers.

Employment

The Committee monitored changes in the yearly indicators of the employee satisfaction survey. At its meeting of November 20, 2020, the Committee was presented with a detailed annual report on workplace gender equality and equal pay at Orange, specifically covering the proportion of women in the workforce, an analysis of pay gaps, and the awareness and raising campaigns rolled out in 2020, and prepared the relevant Board discussions. The gender equality policy within the governing bodies was reviewed by the GCSERC and was the subject of a recommendation to the Board, which, in accordance with the new provisions of the Afep-Medef Code, determines the gender equality objectives within these bodies. This policy is supplemented by special attention paid to the percentage of women on the Boards of Directors of the Group’s subsidiaries and to that of the specialized committees reporting to the Executive Committee.

Innovation and Technology Committee (ITC)

The ITC met three times in 2020. Its meetings had a collective attendance rate of 80%.

The Committee examined an update on Orange’s cyberdefense and security activities (B2B and B2C), was given a presentation of the Group’s edge computing strategy and discussed the impacts of so-called Cloud Native networks such as that of mobile operator Rakuten in Japan.

Joint meeting of the Board Committees

At a joint meeting in September 2020, the members of the Audit Committee, the GCSERC and the ITC reviewed the effectiveness of the risk management system, with a review of 2020 and a focus on the Group’s major risks, particularly from the point of view of the Group’s security governance, the crisis situation linked to the pandemic, and competition between the United States and China, and its impact on supplies.

Special-purpose committee

A special-purpose committee was created, as provided for in Article 5 of the Internal Guidelines, following a decision of the Board of Directors of October 28, 2019 concerning the auction process for 5G spectrum in France. It met several times during the year, chaired by the Chairman of the Audit Committee, and was able to closely monitor the procedure for allocating spectrum, alongside the General Management.

Strategic seminar

All members of the Board of Directors met with the members of the Executive Committee for a strategic seminar on September 10, 2020. This meeting allowed the Directors to be presented with an initial impact of the health crisis on the organization of work and an update on the Group’s financial position. The Directors also examined the topics relating to 5G, as well as the relevance of the objectives of the Engage 2025 plan in light of the lessons of the health crisis and the Group’s development prospects.

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Individual attendance of Board members

In accordance with Article 11.1 of the Afep-Medef Code, the table below presents the attendance rate of each member of the Board of Directors in 2020.

	Attendance of members of the Board of Directors
	Board of Directors	Audit Committee	GCSERC	ITC
Stéphane Richard	100%	N/A	N/A	N/A
Alexandre Bompard	83%	N/A	N/A	100%
Philippe Charry (1)	100%	N/A	N/A	100%
Sébastien Crozier	100%	100%	N/A	N/A
Laurence Dalboussière (1)	100%	N/A	N/A	N/A
Hélène Dantoine (1)	90%	100%	N/A	N/A
Charles-Henri Filippi (1)	100%	N/A	100%	N/A
Anne-Gabrielle Heilbronner	100%	N/A	100%	N/A
Christel Heydemann	100%	100%	N/A	N/A
Fabrice Jolys	100%	N/A	100%	N/A
Helle Kristoffersen	92%	N/A	N/A	100%
Anne Lange	100%	N/A	100%	N/A
René Ollier	92%	N/A	N/A	100%
Bernard Ramanantsoa	100%	100%	N/A	N/A
Frederic Sanchez (1)	100%	N/A	N/A	N/A
Jean-Michel Severino	92%	100%	N/A	N/A
Claire Vernet-Garnier (1)	100%	100%	N/A	N/A
Bpifrance Participations represented by Nicolas Dufourcq	50%	N/A	N/A	00%

(1)   Directors’ attendance rates are calculated based on their term of office in 2020, it being specified that:

•       Claire Vernet-Garnier was appointed as a Director effective October 27, 2020;

•       Laurence Dalboussière and Frédéric Sanchez were elected Directors effective May 19, 2020.

5.2.1.9   Periodic review of the operations of the Board of Directors and its committees

The operating procedures of the Board of Directors and of its committees are alternatively assessed internally via self-assessment, as was the case in 2018, and externally with the help of an independent consultant, as was the case in 2019.

At the beginning of 2020, the GCSERC and then the Board were informed of the results of the assessment of the work of the Board and its committees, in which all Directors participated.

During the GCSERC discussions, followed by those of the Board of Directors at its meeting of February 12, 2020, Directors expressed a very positive opinion about the operation of the Orange Board of Directors. A large majority of Directors are satisfied with the dynamic (quality of the interaction between the Directors and with members of management team) and the performance of the Board (quality of decisions made and how issues are managed). Directors believe that the governance bodies operate effectively and that the Board works in a collegial and cooperative fashion, in accordance with the best practice recommended by the Afep-Medef Code.

At the end of 2020, the GCSERC carried out an exercise to assess the implementation of the recommendations made during this last assessment. A number of the recommendations have been addressed or are being addressed. Others were considered and it was decided not to implement them at this stage in view of the time constraints already imposed on Directors (organizing executive sessions for the Board and the Committees in particular). Lastly, some are faced with the current impossibility of implementing them given the health crisis (socializing, meetings outside the Board, international travel or site visits, etc.).

The main recommendations implemented or in the process of being implemented are:

−   those relating to the renewal of the Board’s skills and succession planning;

−   those falling within the tasks and operation of the Innovation and Technology Committee (ITC);

−   those concerning the time limits on presentations during meetings to encourage more in-depth discussion, both in Board meetings and in strategic seminars.

In the course of 2021, the main recommendations that will be closely monitored by the GCSERC and the Board are:

−   "Director watch" with the help of an external firm for half-yearly profile reviews;

−   the implementation of the recommendations resulting from the ITC working party;

−   the launch of a new cycle of assessment of the operation of the Board and the committees in mid-2021, which will take the form of a self-assessment by Directors, the principle adopted being the use of an external firm every three years.

5.2.1.10  Description of the procedure for assessing ongoing agreements in place

Pursuant to Article L. 225-39 of the French Commercial Code as amended by the law of May 22, 2019 on the growth and transformation of companies (known as the PACTE law), the Boards of Directors of listed companies are required to implement a procedure to regularly assess whether agreements relating to ongoing operations and entered into on an arm’s length basis meet these conditions.

On December 3, 2019, the Orange SA Board of Directors adopted an internal procedure to assess whether the agreements concluded between (i) Orange SA and (ii) the Directors and Officers of Orange SA or the public sector (including the French government, Bpifrance Participations, central government administrations and companies controlled by the government) or any company in which an Orange SA Director or Officer holds a position, can continue to be described as agreements "relating to ongoing operations concluded on an arm’s length basis.

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As part of the procedure, the Group Legal Department is responsible for (i) centralizing the recording of these freely negotiated agreements with the Legal Departments of the Orange SA divisions, and (ii) carrying out a subsequent evaluation.

This involves assessing agreements prior to their signature, agreements being classified on a case-by-case basis by the Legal Department in question, with the support of the Operational, Financial and Compliance Departments of the Group, on the basis of cumulative criteria (the operation must be both ongoing and entered into on an arm’s length basis), and a re-examination of these agreements is planned on an annual basis. An annual in-depth check is also carried out on material agreements to ensure that they continue to meet the criteria for ongoing and standard agreements at the level of Orange SA. Material agreements are those subject to significant commitments for Orange SA or decisions made in Group Investment Committees.

A report on this procedure is presented annually to the Board of Directors for approval. The Board will examine the effectiveness of the procedure for evaluating standard agreements entered into on an arm’s length basis within the Group.

For the year ended December 31, 2019, the above-mentioned report established that the agreements identified, subject to the procedure, could continue to be classified as ongoing agreements entered into on an arm’s length basis. The report was presented to the Audit Committee on July 27, 2020 and was approved by the Board of Directors on July 29, 2020 on the recommendation of the Audit Committee. Its review led to the conclusion that the internal procedure was effective and that it was implemented under the same conditions in 2020.

5.2.2     Operation of the General Management

5.2.2.1   Form of exercise of the General Management

On February 23, 2011, the Board of Directors decided to combine the roles of Chairman and Chief Executive Officer and to appoint Stéphane Richard as Chairman of the Board of Directors with responsibility for the General Management of the Company. It considered this management structure to be the most appropriate for the Company’s organization and operation because it allows the General Management to benefit from his business knowledge and experience in order to bring forward and defend the Company’s strategy, and by providing greater transparency between the General Management and the Board of Directors, allows coordination of operations within the Group and agile decision-making to be optimized.

In this context, with an Executive Committee (see 5.2.2.3 Executive Committee and Group governance committees), thanks on the one hand to the presence of two Delegate CEOs with defined areas of expertise alongside the Chairman and Chief Executive Officer, and on the other hand a Lead Director with significant roles and powers, as well as the presence of seven independent Directors and frequent meetings of the Board of Directors (twelve meetings in 2020) and its committees, Orange has ensured the existence of the means to guarantee robust governance that focuses on efficiency and performance while ensuring a balance of power. In addition, each of the three committees of the Board of Directors (Audit Committee, GCSER Committee and ITC Committee) is chaired by an independent Director. During the assessment process carried out at the end of 2019, and as with previous assessments, Directors were individually consulted. They expressed the view that combining the roles of Chairman and Chief Executive Officer was the most appropriate given the Company’s position.

5.2.2.2   Limits set on the Chairman and Chief Executive Officer’s powers

The Chairman and Chief Executive Officer is invested with extensive powers to act in the Company’s name. He exercises his powers within the limits of the corporate scope and subject to those powers that the law and Internal Guidelines of the Board of Directors expressly attribute to him. He is supported in this task by the Delegate Chief Executive Officers and the Executive Committee.

Article 2 of the Internal Guidelines of the Board of Directors provides that the Chairman and CEO must obtain the Board’s prior authorization before committing the Company to:

−   investments or divestments exceeding 200 million euros per transaction falling within the consolidation scope, and when the total consolidated exposure exceeds the Board’s prior authorization for such an investment; or

−   any new investment (excluding acquisitions of telecom spectrum) under the Group’s major multi-annual technology programs in its main geographies (such as FTTH, 5G, etc.) in an average amount per annum exceeding 2.5% of the Group’s investments budgeted during the year in question.

In addition, acquisitions of telecom spectrum by the Group in geographies representing at least 10% of consolidated revenue are subject to prior presentation to the Board of Directors, which will set a maximum amount that can be bid at auction.

Investments or divestments remain, as the case may be, subject to independent review by the governing bodies of the subsidiaries in question.

Furthermore, any investment or divestment that falls outside the scope of the Company’s strategy and involves a transaction in excess of 20 million euros must first be approved by the Board of Directors. Where relevant, the Board of Directors must be kept informed of any significant new developments regarding such transactions.

The Chief Executive Officer must also obtain the authorization of the Board of Directors annually, within ceilings determined by it, to carry out the issue by the Company of bonds or similar securities or arrange syndicated bank loans.

5.2.2.3   Executive Committee and Group governance committees

The Executive Committee, under the authority of the Chairman and CEO, is responsible for managing the Group and coordinating the implementation of its strategy. It oversees the achievement of operational, employee-related and technical objectives, as well as of those relating to the allocation of financial resources. Its meetings are generally held weekly. Its composition is set out in Section 5.1.3.

Stéphane Richard has delegated a series of powers and signing authority to each member of the Executive Committee, each of whom has applied them in their respective area of expertise.

Several specialized committees reporting to the Executive Committee were created to apply or oversee the implementation of its directives throughout the Group. The main committees that support Group governance are the Group Investment Committee, the Treasury and Financing Committee, the Tax Committee, the Claims and Commitments Committee, the Risks Committee, the Employment and Skills Committee and the Disclosure Committee. Each committee has adopted Internal Guidelines or a charter defining their operating and deliberation procedures. These committees are also responsible for monitoring risk management with regard to financial liabilities, thereby helping limit the Group’s overall exposure.

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The Group Investment Committee, on delegation from the Chairman and Chief Executive Officer, is chaired by the Delegate CEO, Executive Director Finance, Performance and Development, and includes four other permanent members: the Delegate CEO in charge of People & Group Transformation, the Chief Technology and Innovation Officer, the Senior Executive Vice-President, Strategy and Cybersecurity activities and the General Secretary. The Internal Guidelines of this Committee (terms of reference) evolved in March 2020. Its role is to review projects implying financial commitments, off-balance sheet commitments and non-financial implications for the Group, also focusing on value creation. Other than in extraordinary circumstances, the Committee has decision-making authority on investment projects in IT and service platforms exceeding 10 million euros as well as bids in response to calls for tender on the Enterprise market whose financing needs exceed 10 million euros, and on other investment projects exceeding 50 million euros (including implied operating expenses). It also rules on mergers and asset disposals, and the financing needs of subsidiaries in the event of an increase in the Group’s financial exposure. This Committee meets as often as it deems necessary and in general once a week.

The Treasury and Financing Committee, chaired by the Delegate CEO, Executive Director Finance, Performance and Development, sets the guidelines for managing the Group’s debt and financing on a quarterly basis, especially in respect of its liquidity, interest rate, exchange rate and counterparty risks. The financial monitoring of the subsidiaries is also presented to the Committee. The Committee also reviews past management (key debt figures, completed transactions, financial results, etc.). It met four times in 2020.

The Tax Committee is chaired by the Delegate CEO, Executive Director Finance, Performance and Development. Its role is to review the major tax issues in order to determine their accounting consequences, if any. The materiality threshold for tax matters that must be submitted to the Tax Committee is 10 million euros. This Committee meets twice a year. However, the Committee may hold special meetings to assess and approve the tax options to be taken on issues that are particularly important for the Group. The Tax Committee met twice in 2020.

The Claims and Commitments Committee, which is chaired by the General Secretariat, examines the Group’s significant disputes and contractual commitments to ensure that the related risks are taken into account as necessary in the form of accounting provisions. The Committee’s role also includes approving the information in the notes to the financial statements on significant disputes. The Committee met six times in 2020.

The Risks Committee, which operates under the authority of the Chairman and Chief Executive Officer, is chaired by the Delegate CEO, Executive Director Finance, Performance and Development. It is made up of members of the Executive Committee, eleven of whom are permanent members. The Committee’s role is to review the Group’s principal risks and to propose to the Executive Committee all decisions regarding risk management and the quality of internal control, as well as to assist the General Management in its risk management reporting to the Audit Committee and Board of Directors. To that end, the Committee validates the risk mapping, validates and monitors the execution of the annual internal audit program and ensures the monitoring of the implementation of audit recommendations and corrective action plans. It monitors fraud and corruption prevention programs and reviews identified cases during meetings with the Lead Director. It is also informed of the main work on internal control, and ensures the consistency of the internal control and internal audit plans with the risk management objectives. The Committee met five times in 2020.

The Employment and Skills Committee, under the authority of the Chairman and Chief Executive Officer, is chaired by delegation by the Delegate CEO, People & Group Transformation. It is made up of members of the Executive Committee or, by delegation, their representatives. The Committee plays a key role in implementing the Group’s employment policy. The Employment and Skills Committee examines restructuring projects that may have a significant effect on jobs and skills, and job outlook and changes in the Group’s business lines, divisions and countries. It also looks at all plans for external hires in France. It also issues recommendations on each candidate presented. The Committee meets several times a month.

The Disclosure Committee operates under the authority of the Delegate CEO, Executive Director Finance, Performance and Development. It is chaired, by delegation, by the Group Chief Accounting Officer, and includes the relevant Department heads within the accounting, legal, internal audit, management control, investor relations and communications fields. It ensures integrity, accuracy, and compliance with applicable laws and regulations and recognized practices, and ensures the consistency and quality of the Group’s financial information. It carries out this mission within the procedural framework for the preparation and validation of financial information as defined by the Group. Accordingly, it examines all financial disclosures made by the Company: the Consolidated Financial Statements, the annual and half-yearly financial reports, the Registration Document (now called the Universal Registration Document) filed with the AMF, the US Annual Report (Form 20-F) filed with the SEC, as well as any press releases containing financial information and presentations to institutional investors. In addition, the Committee looks at financial communication issued by the principal listed subsidiaries. It met sixteen times in 2020.

Furthermore, in terms of the Group’s governance, the following committees help guide strategy in the area of non-financial performance and diversity at Orange.

The Group Ethics Committee deals with issues of compliance, ethics and social responsibility at Orange. It is made up of six members of the Executive Committee, the Group’s Inspector General and the Chief Compliance Officer. During a meeting in July 2019, the decision was made to expand its role to steering non-financial performance. It now reviews, notably, the Statement of Non-Financial Performance (SNFP) and the Orange group vigilance plan, which are included in the Management Report presented to the Shareholders’ Meeting. The Group Ethics Committee met twice in 2020.

The Professional Equality Strategy Committee, created in 2011, guides Orange’s policy in the area of gender equality in the workplace. It is made up of members of the Executive Committee as well as individuals representing the Group’s entities, and is led by the Group’s Diversity and Inclusion Department. This committee sets the main lines of the policy for gender equality in the workplace, focusing on four main areas: equal pay, women’s access to management positions, balanced gender representation in all of the Group’s business areas including technical fields, and work-life balance. As such, since 2020, the Committee has been informed of the implementation of the global agreement on gender equality, the fight against discrimination and violence, and work-life balance, which was signed with UNI global union on July 17, 2019. The Professional Equality Strategy Committee met three times in 2020.

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5.3 Reference to a Code of Corporate Governance

Orange refers to the Afep-Medef Corporate Governance Code for listed companies revised in January 2020, which may be consulted on the Orange, Afep and Medef websites. The Company hereby declares that it complies with the recommendations of the Afep-Medef Code as of the date of this document.

Main differences with the rules of the New York Stock Exchange

Orange has endeavored to take the New York Stock Exchange (NYSE) Corporate Governance rules into account. However, since the Company is not a US company, most of these rules do not apply to it, and the Company is allowed to follow the rules applicable in France instead. Accordingly, Orange has elected to refer to the Afep-Medef Code, where the recommendations differ in some respects from the NYSE governance rules applicable to US companies listed on the NYSE.

The main differences between Orange’s practices and the rules applicable to US companies are described in Orange’s annual report (Form 20-F) filed with the Securities and Exchange Commission of the United States.

5.4 Compensation and benefits paid to Directors, Officers and Senior Management

5.4.1     Report of the Board of Directors on compensation and benefits paid to Corporate Officers

The Company refers in general, and in particular with regard to compensation, to the Afep-Medef Corporate Governance Code for listed companies in its revised version of January 29, 2020.

This report presents the itemized total compensation and benefits of any kind paid to Directors and Officers during the fiscal year ended December 31, 2020, or awarded in respect of that same fiscal year as well as the policy regarding the compensation of Directors and Corporate Officers for their offices, pursuant to Article L. 225-37-2 I of the French Commercial Code.

This report was prepared under the aegis of the Governance and Corporate Social and Environmental Responsibility (GCSER) Committee.

5.4.1.1   Compensation policy for Corporate Officers

Orange aims to define and implement a balanced and socially equitable compensation policy for its Corporate Officers.

The executive compensation policy is consistent with the Group’s strategy. It is not only a management tool for attracting, motivating, and retaining the talent the Company needs, but also meets the expectations of shareholders and other stakeholders, particularly in terms of transparency, performance and respect for CSR commitments.

All compensation and benefits are analyzed by item, then overall, to obtain the appropriate balances between fixed and variable, individual and collective, and short- and long-term compensation.

Orange ensures that the criteria governing the annual and multi-year variable components for the Corporate Officers are aligned with those for all the Company’s Senior Management.

The compensation policy for Corporate Officers is set by the Board of Directors on the recommendation of the GCSERC.

Governance

The general principles and criteria for the compensation of Corporate Officers and the assessment thereof are prepared and examined by the GCSERC, which then makes recommendations to the Board of Directors for decision.

The GCSERC may use external benchmarks to assess the levels of compensation of Corporate Officers. In this respect, surveys are regularly used in order to ensure that compensation levels and structures are competitive in relation to a panel of comparable companies, including companies based in France and internationally that are competitors of the Group in telecommunications, as well as service companies, some of which have a government shareholder.

The GCSERC listens to observations and requests made by investors and makes a point of taking them into account, while maintaining a consistent compensation policy, subject to the constraints imposed by the confidentiality of the information published.

Finally, the GCSERC ensures the consistency of compensation policies for Corporate Officers and other Senior Management members of the Company with regard to the annual variable compensation and the grant of performance shares, and more generally the balance of compensation packages within Orange with the analysis of changes in equity ratios.

The GCSERC defines, at the end of the prior year, the structure of Corporate Officer compensation and at the start of the current year sets the targets and criteria governing variable compensation packages, in line with the Group’s strategy and the contribution demanded from Corporate Officers.

In 2020, the GCSERC examined the compensation of Corporate Officers in five meetings.

The issue of the compensation of Corporate Officers was dealt with during four meetings of the Board of Directors in 2020. Corporate Officers do not participate in the discussions of the Board of Directors about their own pay.

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Compensation structure for Corporate Officers

The compensation structure for each of the Corporate Officers consists mainly of fixed compensation, annual variable compensation, and multi-year variable compensation. Each of these items is more fully detailed below.

Fixed compensation

Fixed compensation of Corporate Officers is based on:

−   the importance and complexity of their responsibilities;

−   the experience and background of the people holding the various positions; and

−   market analysis for comparable positions.

Annual variable compensation

The purpose of annual variable compensation is to inspire Corporate Officers to achieve the annual performance targets set for them by the Board of Directors, in line with the Company’s strategy. Pursuant to the Afep-Medef Code, the potential amount of variable compensation is expressed as a percentage of fixed compensation.

This variable compensation depends on performance levels applied to the financial (50%) and non-financial (50%) parameters representing the overall performance expected. The entire variable compensation is determined on the basis of precise targets, most importantly a quantitative performance measurement, including for non-financial indicators.

Multi-year variable compensation

In 2015 and 2016, Corporate Officers benefited from two conditional multi-year variable compensation plans (LTIP) in cash (LTIP 2015-2017 and LTIP 2016-2018).

Since 2017, the Board of Directors has decided to modify the LTIP scheme as a further means of retaining Corporate Officers and aligning their interests with the interests of the Company and the shareholders. In line with market practices, the scheme is based on a performance share allocation plan and criteria that recognize the officers’ direct contribution to the Company’s overall long-term performance. Employees holding key positions within the Orange group are also eligible for the scheme.

Exceptional compensation

Until 2018, the Board of Directors applied the principle by which certain Corporate Officers were paid exceptional compensation in certain circumstances that was disclosed in detail, with supporting documentation, subject however to the shareholders’ approval. Since this option was not used in 2018 or in prior years, the Board of Directors decided, for the sake of transparency, that this provision could no longer be used from 2019.

Directors’ fees

Corporate officers do not receive Directors’ compensation (formerly "Directors’ fees") for the duties and offices carried out in the Group’s companies.

Plans related to termination of service

There is no compensation or benefit due or likely to be due because of the termination or change of office of Corporate Officers, nor any commitment to pay any compensation in consideration for a non-competition clause.

However, if a Corporate Officer is appointed via external hiring, the Board of Directors reserves the right to apply such provisions in keeping with the law and in compliance with the Afep-Medef Code.

Supplemental retirement plan

Corporate officers do not benefit from any supplemental retirement plan for their services in addition to the basic and supplementary pension plans required by law.

If, before the Officer took up office, he or she was eligible for the defined-benefit retirement plan set up for employees classified as "off the matrix" (a plan that was canceled for people recruited from 2011), that plan’s coverage is suspended, and no rights are generated during the term of office.

Benefits in kind

Corporate Officers are provided, if they so desire, with a company car with driver, consulting services providing personal legal assistance related to their duties, an annual health check, Internet or telephone access, and equipment, including IT equipment, necessary for the performance of their duties.

Miscellaneous

The Chairman and CEO as well as the Delegate CEOs are enrolled in the Orange group’s death and disability and supplemental health insurance plans, which are applicable to Corporate Officers [REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED].

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5.4.1.2   Amount of compensation paid or allocated to Corporate Officers for 2020

Tables Nos. 1 to 11 below follow the standard presentation as recommended in Annex 4 of the Afep-Medef Code.

Summary of the compensation, stock options and shares allocated to each Corporate Officer (table No. 1)

(in euros)	2020	2019
Stéphane Richard
Gross compensation in respect of the fiscal year (detailed in table 2)	1,534,511	1,616,383
Valuation of options allocated during the fiscal year	-	-
Valuation of LTIP performance shares allocated during the fiscal year	211,960	273,000
Total	1,746,471	1,889,383
Ramon Fernandez
Gross compensation in respect of the fiscal year (detailed in table 2)	852,692	895,274
Valuation of options allocated during the fiscal year	-	-
Valuation of LTIP performance shares allocated during the fiscal year	109,008	140,400
Total	961,700	1,035,674
Gervais Pellissier
Gross compensation in respect of the fiscal year (detailed in table 2)	846,014	890,388
Valuation of options allocated during the fiscal year	-	-
Valuation of LTIP performance shares allocated during the fiscal year	109,008	140,400
Total	955,022	1,030,788

Performance shares awarded in 2019 and 2020 under the LTIP 2019-2021 and LTIP 2020-2022 performance share plans were measured at their grant date at the IFRS fair value.

Summary of the compensation paid to each Corporate Officer (table No. 2)

Gross amounts (in euros)	2020		2019
	Amounts due in respect of the fiscal year	Amounts paid during the fiscal year	Amounts paid in respect of the fiscal year	Amounts paid during the fiscal year
Stéphane Richard
Fixed compensation	950,000	950,000	950,000	950,000
Variable compensation	570,000	655,120	655,120	626,124
Multi-year variable compensation (LTIP)				300,000
Exceptional compensation
Directors’ fees (1)
Benefits in kind	14,511	14,511	11,263	11,263
Total	1,534,511	1,619,631	1,616,383	1,887,387
Ramon Fernandez
Fixed compensation	600,000	600,000	600,000	600,000
Variable compensation	234,000	278,280	278,280	294,235
Multi-year variable compensation (LTIP)				200,000
Exceptional compensation
Directors’ fees	N/A	N/A	N/A	N/A
Benefits in kind	18,692	18,692	16,994	16,994
Total	852,692	896,972	895,274	1,111,229
Gervais Pellissier
Fixed compensation	600,000	600,000	600,000	600,000
Variable compensation	234,000	278,280	278,280	294,235
Multi-year variable compensation (LTIP)				200,000
Exceptional compensation
Directors’ fees	N/A	N/A	N/A	N/A
Benefits in kind	12,014	12,014	12,108	12,108
Total	846,014	890,294	890,388	1,106,343

(1)   Stéphane Richard has waived his right to receive Directors’ fees.

N/A: not applicable.

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Fixed compensation

In accordance with the resolutions approved by the Shareholders’ Meeting of May 19, 2020, the compensation of Stéphane Richard remained unchanged at 950,000 euros annually, as did that of Ramon Fernandez and Gervais Pellissier at 600,000 euros annually.

Annual variable compensation

In 2020, Stéphane Richard received variable compensation of 655,120 euros in respect of the 2019 fiscal year, approved by the Shareholders’ Meeting of May 19, 2020. Ramon Fernandez and Gervais Pellissier each received variable compensation of 278,280 euros in respect of the same fiscal year.

For 2020, Stéphane Richard was entitled to variable compensation of 80% of his annual fixed compensation, subject to the achievement of targets, and up to 100% for out-performance.

For 2020, Ramon Fernandez and Gervais Pellissier were each entitled to variable compensation, subject to the achievement of targets, capped at 60% of their annual fixed compensation.

Reminder of targets and results achieved for 2020

In 2020, the annual variable compensation of the Corporate Officers was based on the weighted average of five indicators emphasizing the Group’s growth, its profitability, customer experience, and performance on employee-related issues. The expected performance levels were set by the Board of Directors, with financial indicators based on the Group’s budget.

For the calculation of the achievement rate, an elasticity curve is constructed so that a rate reflecting the level of achievement can be assigned for each indicator.

Revenue growth (for 15%)

The revenue growth target (on a comparable basis) set for the Corporate Officers for 2020 was in line with the Group’s budget. With change of 0.3%, the elasticity curve puts the achievement rate of this indicator at 0% for Stéphane Richard, Ramon Fernandez and Gervais Pellissier.

Organic cash flow (telecom activities) (for 15%)

The organic cash flow target set for the Corporate Officers for 2020 was in line with the Group’s budget.[REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED] the elasticity curve puts the achievement rate of this indicator at 119.7% for Stéphane Richard, Ramon Fernandez and Gervais Pellissier.

EBITDAaL (for 20%)

The EBITDAaL target set for the Corporate Officers for 2020 was in line with the Group’s budget.[REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED] the elasticity curve puts the achievement rate of this indicator at 0% for Stéphane Richard, Ramon Fernandez and Gervais Pellissier.

Customer experience (for 17%)

The customer experience indicator is broken down into two sub-indicators: a mass-market customer experience indicator (B2C customer survey), which accounts for 75% of the result, and a global B2B customer experience indicator (B2B customer survey) for 25%.

The B2C and B2B sub-indicators are mean recommendation scores (MRS) given by customers. These surveys are conducted in several countries: in France, in the Europe region as well as the MEA region, and with the B2B customers of Orange Business Services.

In 2020, the target for the B2C indicator was 81.3; the actual figure was 81.3. For the B2B indicator, the target was 7.57; the actual figure was 7.73.

The elasticity curve applied to the B2C indicator puts the achievement rate of this indicator at 100% for Stéphane Richard, Ramon Fernandez and Gervais Pellissier. The elasticity curve applied to the B2B indicator puts the achievement rate of this indicator at 110% for Stéphane Richard, Ramon Fernandez and Gervais Pellissier.

Performance on employee-related issues (for 33%)

The aim was to achieve overall progress in the indicator’s six components:

−   three relate to the result of the employee survey, which is conducted on an annual basis by an external body, with a weighting of 70%. Results are reviewed based on the employees’ perceptions in connection with the three themes: skills, collective agility, commitment;

−   three relate to changes in HR indicators, with a weighting of 30%: the learner Net Promoter Score (NPS), the frequency rate of occupational accidents and the percentage of women in management networks.

The result for each component is measured in the following way:

−   target not achieved: result of -1;

−   target achieved: result of 0;

−   target exceeded: result of +1.

All three items in the employee survey improved in relation to 2019. The result was assessed at +3.

The learner NPS and the percentage of women in the management networks are on target. The frequency rate of occupational accidents, for its part, exceeded the target. The result was assessed at +1.

Criterion	2020 employee experience results			Scoring
	Minimum	Actual	Maximum
Employee survey	-3	3	3	Delegate CEOs 70%; Chairman and CEO 87,5%
HR indicators	-3	1	3	Delegate CEOs 30%; Chairman and CEO 32,5%
Total				Delegate CEOs 100%; Chairman and CEO 120%

The elasticity curve puts the achievement rate of this indicator at 120% for Stéphane Richard, and 100% for Ramon Fernandez and Gervais Pellissier.

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Amount of variable compensation in respect of 2020

• Achievement rate for Stéphane Richard

Criterion		Variable compensation results 2020			Actual
	Weight-ing	Threshold	Target	Maximum
Organic revenue growth	15.00%	Budget -1 pt	Budget	Budget +1 pt	0.0%
Organic cash flow	15.00%	Budget -2.3%	Budget	Budget +5%	18.0%
EBITDAaL	20.00%	Budget -€47m	Budget	Budget +1%	0.0%
B2C customer experience	12.75%	77.3	81.3	85.3	12.8%
B2B customer experience	4.25%	7.17	7.57	7.97	4.7%
Employee experience	33.00%				39.6%
Weighted total	100.00%				75.0%

• Achievement rate for Ramon Fernandez and Gervais Pellissier

Criterion		Variable compensation 2020 results			Actual
	Weighting	Threshold	Target	Maximum
Organic revenue growth	15.00%	Budget -1 pt	Budget	Budget	0.0%
Organic cash flow	15.00%	Budget -2.3%	Budget	Budget	15.0%
EBITDAaL	20.00%	Budget -€47m	Budget	Budget	0.0%
B2C customer experience	12.75%	77.3	81.3	85.3	12.8%
B2B customer experience	4.25%	7.17	7.57	7.97	4.3%
Employee experience	33.00%				33.0%
Weighted total	100.00%				65.0%

The application of these achievement rates to the Corporate Officers’ respective variable compensation objectives yields the following amounts for the variable portion:

Corporate Officer	Fixed compensation (€)	Target %	Achievement rate (%)	Payment rate (%)	2020 variable compensation due (€)
Stéphane Richard	950,000	80%	75.00%	60.00%	570,000
Ramon Fernandez	600,000	60%	65.00%	39.00%	234,000
Gervais Pellissier	600,000	60%	65.00%	39.00%	234,000

Performance share plans

Under the LTIP 2020-2022, 35,000 shares were allocated to Stéphane Richard and 18,000 to Ramon Fernandez and Gervais Pellissier, subject to performance and presence conditions in accordance with the thirteenth and fourteenth resolutions approved by the Shareholders’ Meeting of May 19, 2020.

Results of the LTIP 2018-2020

The performance conditions of this plan are measured using the following two indicators:

−   comparative change between the Orange Total Shareholder Return (TSR) and the TSR of the Stoxx Europe 600 Telecommunications index over the duration of the plan for 50%;

−   organic cash flow (telecom activities), as defined by the plan, measured over three fiscal years and compared annually with the budget forecast for 50%.

The result is adjusted in accordance with five criteria based on the Essentials2020 strategic plan: adjusted EBITDA, diversification revenue, average mobile and fixed data speed, mobile brand power and the net promotor score (NPS). Each criterion is scored +3% if the target is achieved and -3% if not.

Total Shareholder Return (TSR)

The TSR was not met for the 2018-2020 period. Orange’s TSR was -21.369%, below that of the Stoxx Europe 600 Telecommunications index, which was -16.964%. This gives a valuation of 0%.

Organic cash flow, as defined by the plan

The target was achieved for 2019 and 2020, and not achieved for 2018. This gives a valuation of 33.33%.

Adjustment criteria

The combined results of the five adjustment criteria give a total result of -9%:

Criterion	Weight-ing	Result	Scoring	Targets
Diversification revenue	3.00%	not achieved	-3.00%	1.3 billion euros
Mobile and fixed data speeds	3.00%	achieved	3.00%	mobile speeds: 35 Mps fixed speeds: 84 Mps
Brand power	3.00%	not achieved	-3.00%	increase in at least 2/3 of countries
NPS	3.00%	not achieved	-3.00%	leader on 75% of customer base
Adjusted EBITDA (1)	3.00%	not achieved	-3.00%	three-year budget achieved
Total adjustment			-9%

(1)   Transition from adjusted EBITDA to EBITDAaL in 2019.

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Valuation in number of shares

Adding the results on the two indicators, with an adjustment of -9%, gives a result of 30.33%.

Corporate Officer	Target	Achievement rate (%)	Shares vested LTIP 2018-2020
Stéphane Richard	35,000	30.33%	10,616
Ramon Fernandez	18,000	30.33%	5,459
Gervais Pellissier	18,000	30.33%	5,459

Breakdown of benefits in kind in 2020

Corporate Officers received the following benefits in kind in 2020:

Benefits in kind	Company car	Health check	Legal advice	Internet/ telecommunications
Stéphane Richard	X
Ramon Fernandez		X	X	X
Gervais Pellissier	X	X	X	X

Equity ratios

The 2020 equity ratio and the ratios of the four previous years are published in accordance with the Afep recommendations:

−   retained entity: Orange SA, which represents 86.9% of the permanent workforce in France (70,513 permanent employees);

−   scope: all private or public employees, civil servants excluding expatriates present throughout the prior and current years;

−   compensation taken into account: compensation (in full-time equivalent for part-time employees) and benefits in kind paid in the current year on a gross basis and LTIP allocated in the current year measured at the IFRS fair value.

	ratio	2016	2017	2018	2019	2020
Stéphane Richard	versus average	26.8	32.2	39.2	37.9	31.4
	versus median	30.9	36.9	44.8	43.0	35.5
Ramon Fernandez	versus average	18.7	19.3	22.9	22.0	17.2
	versus median	21.6	22.1	26.2	24.9	19.5
Gervais Pellissier	versus average	19.9	21.7	24.8	21.9	17.1
	versus median	22.9	24.8	28.4	24.8	19.3

2018 and 2019 are atypical since they simultaneously present the payment of a cash LTIP and the grant of an LTIP benefit in the form of performance shares at the start of the plan.

As already noted in the 2018 and 2019 Registration Documents, the cash LTIP 2015-2017 paid in 2018 and the grant of the LTIP 2018-2020 performance shares are both taken into account in the calculation of the 2018 ratio. Likewise, the cash LTIP 2016-2018 paid in 2019 and the grant of the LTIP 2019-2021 performance shares are both taken into account in the calculation of the 2019 ratio.

As such, for a better understanding of change in the Corporate Officers’ compensation in connection with change in performance (as shown below), the table below presents a pro-forma calculation of the ratios by allocating the cash LTIP amounts at the start of the plan, i.e. in 2015 for the LTIP 2015-2017 and 2016 for the LTIP 2016-2018:

	2016	2017	2018	2019	2020
Stéphane Richard
% change in compensation	7,4%	2,6%	4,4%	-0,6%	-1,5%
ratio versus average	32,4	32,2	33,8	32,7	31,4
ratio versus median	37,4	36,9	38,6	37	35,5
Ramon Fernandez
% change in compensation		-11,2%	3,4%	-5,1%	-4,3%
ratio versus average	22,4	19,3	20	18,5	17,2
ratio versus median	25,8	22,1	22,9	20,9	19,5
Gervais Pellissier
% change in compensation	-0,7%	-5,0%	-2,6%	-11,0%	-4,5%
ratio versus average	23,6	21,7	21,2	18,4	17,1
ratio versus median	27,2	24,8	24,3	20,8	19,3
Employees of Orange SA
% change in average compensation	2,3%	3,3%	-0,5%	2,7%	2,5%
% change in median compensation	3,4%	4,1%	-0,4%	3,8%	2,8%

Table presented "pro-forma".

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Change in performance

Amounts in accordance with IFRS (in millions of euros)	2016	2017	2018	2019	2020
Revenue	40,708	40,859	41,381	42,238	42,270
% change	1.2%	0.4%	1.3%	2.1%	0.1%
Adjusted EBITDA/EBITDAaL (1)	12,564	12,680	13,005	12,856	12,680
% change	1.2%	0.9%	2.6%	(1.1) %	(1.4) %
Operating income (loss)	3,917	4,778	4,829	5,930	5,521
% change	(17.4) %	22.0%	1.1%	22.8%	(6.9) %

(1) 2016-2018 adjusted EBITDA; 2019-2020 EBITDAaL.

Stock options granted during the fiscal year to each Corporate Officer (table No. 4)

During the 2020 fiscal year, neither Orange SA nor any other of the Group’s companies granted any stock options to Corporate Officers.

Stock options exercised during the fiscal year by each Corporate Officer (table No. 5)

None.

Performance shares allocated during the fiscal year to each Corporate Officer (table No. 6)

Corporate Officer	Grant date	Number of shares granted	Value of the grant (in €) (IFRS fair value)	Vesting date of shares	First transfer possible for some	Performance conditions
Stéphane Richard	July 29, 2020	35,000	211,960	March 31, 2023	50% from April 1, 2023	yes
Ramon Fernandez	July 29, 2020	18,000	109,008	March 31, 2023	50% from April 1, 2023	yes
Gervais Pellissier	July 29, 2020	18,000	109,008	March 31, 2023	50% from April 1, 2023	yes

NB: the performance shares allocated to Stéphane Richard represent 0.0013% of the share capital and those allocated to each Delegate CEOs represent 0.00068%.

Performance shares vesting to each Corporate Officer during the fiscal year (table No. 7)

Corporate Officer	Plan	Number of shares vested
Stéphane Richard	LTIP 2017-2019	21,458
Ramon Fernandez	LTIP 2017-2019	14,592
Gervais Pellissier	LTIP 2017-2019	14,592

History of stock option grants (table No. 8)

The last stock option plan matured on May 21, 2017. Gervais Pellissier, the only Director or Officer to have received options under this last plan, has not exercised any of them.

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History of performance share grants (table No. 9)

	LTIP 2017-2019	LTIP 2018-2020	LTIP 2019-2021	LTIP 2020-2022
Date of Shareholders’ Meeting	June 1, 2017	May 4, 2018	May 21, 2019	May 19, 2020
Date of Board of Directors’ meeting	July 26, 2017	July 25, 2018	July 24, 2019	July 29, 2020
Total number of free shares allocated	1,597,000	1,681,000	1,669,000	1,762,000
Number of shares allocated to Stéphane Richard	25,000	35,000	35,000	35,000
Number of shares allocated to Ramon Fernandez	17,000	18,000	18,000	18,000
Number of shares allocated to Gervais Pellissier	17,000	18,000	18,000	18,000
Vesting date (1)	March 31, 2020	March 31, 2021	March 31, 2022	March 31, 2023
First transfer possible for Corporate Officers	50% from April 1, 2020	50% from April 1, 2021	50% from April 1, 2022	50% from April 1, 2023
Performance conditions	yes	yes	yes	yes
Number of shares vested	1,246,361	452,111
Number of shares cancelled			87,000	35,000
Residual (number of shares)			1,582,000	1,727,000

(1)   the shares of the LTIP 2017-2019 have been vesting on May 20, 2020 for the Corporate Officers.

Summary of the multi-year variable compensation paid to each Corporate Officer (table No. 10)

Amount (in euros)	LTIP 2015-2017	LTIP 2016-2018
Stéphane Richard	300,000	300,000
Ramon Fernandez	160,000	200,000
Gervais Pellissier	200,000	200,000

Other benefits granted to Corporate Officers (table No. 11)

Corporate Officers	Employment contract	Supplemental retirement plan	Compensation or benefits due or likely to be due upon termination or change of office	Compensation payable under a non-competition clause
Stéphane Richard	No	No	No	No
Ramon Fernandez	No	No	No	No
Gervais Pellissier	No	No	No	No

Stéphane Richard’s employment contract was terminated on March 1, 2010, when he was appointed Chief Executive Officer.

Gervais Pellissier’s employment contract was suspended on November 1, 2011, when he was appointed Delegate Chief Executive Officer.

Ramon Fernandez’s employment contract was suspended on January 1, 2016, when he was appointed Delegate Chief Executive Officer.

5.4.1.3   Compensation structure for Corporate Officers for 2021

The principles of the compensation policy for Corporate Officers are described in Section 5.4.1.1 Compensation policy for Corporate Officers.

The Board of Directors has taken into account the level of approval at the Shareholders’ Meeting of resolutions relating to the compensation of Corporate Officers for 2020 and the observations and requests of investors.

The proposal is therefore made that the compensation of Corporate Officers remains unchanged in each of its components for 2021, with a simple adjustment of indicators or criteria aimed at aligning the compensation packages more closely with the Company’s strategy.

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Summary of proposed changes

Components of compensation	Changes proposed	Reason
Annual variable compensation

No change in structure

With regard to the employee experience indicators, the frequency rate of occupational accidents has been dropped, and the learner NPS has been replaced by the rate of access to training.

The choice of the rate of access to training reflects Orange’s desire to support the development of skills of all its employees through training.
Performance shares (LTIP 2021-2023)

No change in structure

With regard to CSR indicators, the change in the level of CO2 per customer use and the rate of renewable electricity have been replaced by the rate of women in management networks and the reduction in CO2 emissions compared with 2015.

The criterion of reduction in CO2 emissions (Scopes 1 & 2) compared with 2015 makes it possible to measure the Group’s progress with regard to the commitment made in its strategic plan to achieve a 30% reduction in its CO2 emissions compared with 2015.

The criterion of increasing the proportion of women in the Group’s management networks will be based on the percentage of women occupying specific key positions and belonging to the "Leaders" and "Executives" management networks. An annual target has been set, with the goal, in accordance with the Engage 2025 strategic plan, of having women account for 35% of such positions by 2025, which corresponds to the current rate of women in the Group’s workforce. This criterion reflects Orange’s real determination to manage and prioritize this development. It requires the Group to make a special effort to provide training, including technical training, for women in the Company, in France and internationally, and affirms the positioning of diversity as a lever for value creation.

Fixed compensation

The fixed compensation of Directors and Officers will remain unchanged in 2021:

−   annual fixed compensation of the Chairman and CEO: 950,000 euros;

−   annual fixed compensation of the Delegate CEOs: 600,000 euros.

In accordance with the provisions of Article L. 225-37-2 II of the French Commercial Code, this point is the subject of a resolution to validate these levels of fixed compensation for Corporate Officers (ex-ante say on pay) and the vote will be submitted for approval by the Shareholders’ Meeting of May 18, 2021.

Annual variable compensation

The Board of Directors decided that the procedures for calculating the variable compensation of the Corporate Officers would remain unchanged for 2020:

−   target amount of variable compensation subject to the achievement of objectives: 80% of the Chairman and CEO’s fixed compensation and 60% of the Delegate CEOs’ fixed compensation;

−   outperformance up to 100% for the Chairman and CEO and no outperformance payment for the Delegate CEOs if the targets are exceeded.

Corporate Officer	Fixed compensation (euros)	Target %	Target amount (euros)	Min %	Max %	Maximum amount achievable (euros)
Stéphane Richard	950,000	80%	760,000	0.00%	100.00%	950,000
Ramon Fernandez	600,000	60%	360,000	0.00%	60.00%	360,000
Gervais Pellissier	600,000	60%	360,000	0.00%	60.00%	360,000

Annual variable compensation structure

−   financial indicators representing 50% of annual variable compensation, of which:

-     revenue growth for 15%,

-     organic cash flow (telecom activities) for 15%,

-     EBITDAaL for 20%;

−   non-financial indicators representing 50% of annual variable compensation, of which:

-     customer experience for 17%:

-     B2C customer experience with respect to the consumer market (weighted 75%),

-     B2B customer experience with respect to the business market (weighted 25%),

-     employee-related performance for 33% based on:

-     the employee survey conducted yearly by a reputable outside firm for 50%. The results are examined on the basis of employee perceptions on three themes. For each theme, the result is evaluated at +1 if the target is exceeded, 0 if the target is achieved and -1 if it is not achieved,

-     two HR and CSR indicators for 50%: the rate of access to training and the rate of women in management networks. For each indicator, the result is evaluated at +1 if the target is exceeded, 0 if the target is achieved and -1 if it is not achieved.

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• For the Chairman and CEO

Criterion		2021 performance targets			Range
	Weight-ing	Threshold	Target	Maximum
Organic growth in revenue	15.00%	Budget -1.5 pts	Budget	Budget +0.5 pts	0-18.75%
Organic cash flow	15.00%	Budget -€120m	Budget	Budget +€109m	0-18.75%
EBITDAaL	20.00%	Budget -€105m	Budget	Budget +0.8%	0-25%
B2C customer experience	12.75%	77.7	81.7	85.7	0-15.94%
B2B customer experience	4.25%	7.2	7.6	8.0	0-5.31%
CSR performance: employee survey	16.50%	(3)	0	3	0-20.63%
CSR performance: HR indicators	16.50%	(2)	0	2	0-20.63%
Weighted total	100.00%				0-125%

• For the Delegate CEOs

Criterion		2021 performance targets			Range
	Weight-ing	Threshold	Target	Maximum
Organic revenue growth	15.00%	Budget -1.5 pts	Budget	Budget	0-15%
Organic cash flow	15.00%	Budget -€120m	Budget	Budget	0-15%
EBITDAaL	20.00%	Budget -€105m	Budget	Budget	0-20%
B2C customer experience	12.75%	77.7	81.7	81.7	0-12.75%
B2B customer experience	4.25%	7.2	7.6	7,6	0-4.25%
CSR performance: employee survey	16.50%	(3)	0	0	0-16.50%
CSR performance: HR indicators	16.50%	(2)	0	0	0-16.50%
Weighted total	100.00%				0-100%

Hiring

If a person outside the Company is appointed as a Corporate Officer, the same principles will apply, bearing in mind that the amount due will be pro-rated to his or her time in office if he or she arrives during the fiscal year.

Termination of service

In the event of departure from the Group, the variable compensation of that Corporate Officer will be pro-rated to his or her time in office.

Multi-year variable compensation

The Board of Directors has decided to implement a new performance share-based LTIP for 2021-2023 in line with the previous plans. A resolution on this free share allocation plan will be submitted for approval by the Shareholders’ Meeting of May 18, 2021, to authorize the Board of Directors to award free shares to Corporate Officers and to certain staff members holding key positions within the Group [REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED].

The use of a long-term cash incentive scheme may again be considered in the future if regulatory changes or any other circumstances were to make it difficult or impossible for the Company to use a performance share-based scheme. Similarly, if the Shareholders’ Meeting of May 18, 2021 does not approve the thirty-first resolution, the Board of Directors may decide to pay sums due in respect of the LTIP 2021-2023 in cash.

Performance indicators

The Board of Directors has selected the following indicators for the new LTIP, which still has a term of three years:

−   a market indicator, the Total Shareholder Return (TSR) based on the relative performance over three fiscal years compared with the Stoxx Europe 600 Telecommunications index, with a weighting of 30%;

−   organic cash flow (telecom activities), whose growth is measured on a multi-year basis over the term of the plan, with a weighting of 50%;

−   a composite CSR indicator, with a weighting of 20%, made up of the following criteria:

-     reduction in CO2 emissions (10%),

-     percentage of women in management networks (10%).

Performance conditions

−   organic cash flow (telecom activities):

-     organic cash flow will be assessed over the plan period against the target set by the Board of Directors,

-     if the result is below 95% of the target: no award,

-     if the result is equal to or above the target: 100% of the award,

-     straight-line variation between 80% and 100% between the two previous limits,

−   TSR:

-     if the Orange TSR is equal to or greater than the change in the Stoxx Europe 600 Telecommunications index over the plan period: 100% of the award. However, should the Orange TSR reach the target but be negative, the result would be submitted to the Board of Directors for approval,

-     if the change in Orange TSR is below that of the index: no award;

−   composite CSR indicator, for each CSR criterion:

-     if the result is lower than the target defined by the Board of Directors: no award,

-     if the result is above or equal to the target: 100% of the award.

Condition of continued employment

The vesting of shares is subject to the condition that the Corporate Officers are still in office on the date of the definitive assessment of the performance conditions for the vesting period.

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However, in certain cases where the beneficiary’s service is terminated before the expiration of a three-year LTIP period, the achievement of the performance conditions will be assessed under the following exceptional conditions:

−   if the beneficiary’s services are terminated due to death or disability, the TSR, organic cash flow and CSR indicator targets will be considered achieved over the three-year period;

−   if the beneficiary’s services are terminated due to the non-renewal of his or her office:

-     performance in respect of the TSR, organic cash flow and the CSR indicator will be appraised taking into account the results approved for each year over the period preceding the termination of services, and

-     the grant of shares will be pro-rated to his or her time with the Company as a Corporate Officer.

It is also stipulated that if the beneficiary is no longer a Corporate Officer while remaining in the Group during the plan period, he or she shall retain their right to the shares granted under the plan.

Maximum award

The maximum number of performance shares that may be allocated to Corporate Officers subject to the achievement of objectives is 35,000 shares for the Chairman and CEO, and 18,000 shares for the other Corporate Officers.

Lock-up period

The Corporate Officers must hold at least 50% of the shares they receive until the end of their office. Moreover, Corporate Officers have made the formal commitment not to use hedging instruments on these shares until the end of their term of office.

5.4.2     Board of Directors’ report on the compensation of non-executive Directors

5.4.2.1   Amount of compensation paid or allocated for 2020 activity

On February 17, 2021, the Board of Directors decided on the allocation of compensation to Directors (formerly "Directors’ fees") for the 2020 fiscal year in accordance with the compensation policy approved by the Shareholders’ Meeting of May 19, 2020.

Pursuant to this policy, the total amount of compensation allocated to Directors for their office in respect of the 2020 fiscal year amounts to 712,806 euros. The Chairman and CEO waived his right to receive the compensation allocated to him in respect of his executive office (as has been the case since his appointment). The variable share of this compensation, linked to attendance and participation in the work of the Board and its committees, represents 80,5% of the sums to be paid in respect of 2020.

The payment of the compensation of non-executive Directors will be made in the month following the Shareholders’ Meeting of May 18, 2021, subject to approval. Compensation allocated to Directors representing the government will be paid to the government budget. In addition, the Directors elected by the employees have requested that their compensation be paid to their trade union.

Compensation for activity (in euros)	Gross amounts paid in 2021 (for the 2020 fiscal year)	Gross amounts paid in 2020 (for the 2019 fiscal year)	Gross amounts paid in 2019 (for the 2018 fiscal year)
Directors
Alexandre Bompard	38,000	32,000	24,000
Bpifrance Participations	24,000	22,000	30,000
Sébastien Crozier (1)	62,000	54,000	50,000
Laurence Dalboussière (1)	22,167	N/A	N/A
Anne-Gabrielle Heilbronner	57,000	30,111	N/A
Christel Heydemann	56,000	50,000	46,000
Fabrice Jolys (1)	54,000	52,000	48,000
Helle Kristoffersen	46,000	36,000	42,000
Anne Lange (2)	54,000	54,000	46,000
René Ollier (1)	42,000	38,000	40,000
Bernard Ramanantsoa	81,329	70,000	59,000
Frédéric Sanchez	20,167	N/A	N/A
Jean-Michel Severino	54,000	46,000	48,000
Claire Vernet-Garnier (3)	7,778	N/A	N/A
Former Directors
Philippe Charry (1)	19,833	19,472	N/A
Hélène Dantoine (3)	39,028	37,972	N/A
Charles-Henri Filippi	35,504	79,000	63,000
Helene Marcy (1)	N/A	N/A	15,417
Luc Marino (1)	N/A	20,528	22,583
Lucie Muniesa (3)	N/A	N/A	34,306
Mouna Sepehri	N/A	5,889	56,000
Total	712,806	646,972	624,306

(1)   Directors who requested the direct payment of their compensation to their trade union.

(2)   Director proposed by the French State; 15% of the amount of compensation due is paid to the French government budget.

(3)   Directors representing the French State, whose compensation is paid to the French government budget.

N/A: not applicable.

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5.4.2.2   Compensation policy for non-executive Directors

In accordance with the law, the maximum amount of compensation that can be paid annually to Directors is set by the Shareholders’ Meeting. The resolution approved remains valid until a new decision is made by the Shareholders’ Meeting. The Shareholders’ Meeting of May 27, 2014 set this amount at 750,000 euros, due in particular to the increased work of the Board’s committees.

Within the limit decided by the Shareholders’ Meeting, and on a proposal from the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC), the Board of Directors sets the compensation policy for non-executive Directors for the current year at the beginning of each fiscal year. These items are then submitted to the Shareholders’ Meeting for approval.

At its meeting of February 17, 2021, the Board of Directors set the compensation policy for non-executive Directors. It decided to renew, for 2021, the allocation rules and methods for calculating fixed compensation for 2020, namely:

−   a fixed amount of 10,000 euros per Director per year calculated pro rata temporis where applicable;

−   an amount directly related to attendance and participation in the work of the Board and its committees, namely:

-     2,000 euros per meeting of the Board of Directors and the Strategic Seminar,

-     2,000 euros per meeting of the Audit Committee, the GCSERC and the Innovation and Technology Committee,

-     1,000 euros additional per Committee meeting for the Chairmen of the Committees.

In addition, the Internal Guidelines of the Board of Directors provide for:

−   the creation of ad hoc committees, when the Board of Directors decides to assign, on an exceptional basis, a task to one (or several) of its members or one (or several) third parties, with the Board of Directors deciding the main characteristics of this task (Article 5);

−   the appointment by the Board of Directors, on the proposal of the GCSERC, of a Lead Director from among the independent Directors (Article 10).

In this context, it is recommended that the following scale be used:

−   a fixed amount, decided by the Board of Directors during the creation of an ad hoc committee, pursuant to Article 5 of the Internal Guidelines of the Board, taking into account in particular the nature and duration of the committee’s assignment and the time needed to complete it;

−   a fixed amount of 15,000 euros per year for the Lead Director for his or her assignment.

It is specified that the compensation of the members of the ad hoc committee, where applicable, or of the Lead Director, can be paid in the same form as the compensation allocated to Directors (Directors’ fees), and in these two cases under the same conditions relating to any maximum amount and reductions applying to sums allocated under non-executive Director compensation.

The Directors elected by the employees and the Directors representing employee shareholders receive compensation for their activities under the same conditions and in the same manner as any other non-executive Director.

5.4.2.3   Other compensation

The following table sets out the compensation paid to the Directors elected by the employees and the Directors representing employee shareholders, excluding compensation for their activities as non-executive Directors (already mentioned above).

Gross amounts (in euros)	Amounts paid in 2020	Amounts paid in 2019
Philippe Charry (1)	45,038	55,894
Sébastien Crozier	208,993	207,312
Laurence Dalboussière (2)	51,139	N/A
Fabrice Jolys	41,456	41,242
Luc Marino (3)	N/A	33,173
René Ollier	37,378	37,308

(1)   Until May 19, 2020.

(2)   As of May 2020.

(3)   Until June 14, 2019.

N/A: not applicable.

The directors elected by the employees and the directors representing employee shareholders are employed by Orange SA as civil servants or private company employees contractually covered by the national telecommunication collective bargaining agreement. Like staff members of the Orange group, they benefit from free share allocation plans (where applicable as part of Long Term Incentive Plans - LTIP).

With the exception of this compensation, non-executive Directors receive no compensation other than that paid for their office.

Furthermore, there are no contracts linking any member of the Board of Directors to Orange SA or any of its subsidiaries that provide for the granting of any benefits to this Director at the end of his or her term.

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5.4.3     Compensation of members of the Executive Committee

The overall gross amount, excluding employer social security contributions, of compensation due for the 2020 fiscal year from Orange SA and controlled companies to all members of the Orange Executive Committee is 15,265,174 euros.

This amount includes all compensation due and allocated in respect of the 2020 fiscal year: gross salaries, bonuses (including annual variable compensation), LTIP, benefits in kind, profit-sharing and incentive bonuses (excluding any employer’s matching contribution as regards the last two items).

The employment contracts of the members of the Executive Committee (excluding Directors and Officers), signed from January 1, 2015, include a clause providing for contractual severance pay not exceeding 15 months of salary based on total annual gross compensation (including any termination pay provided for by contractual agreements).

The members of the Executive Committee do not receive Directors’ compensation for their positions as Directors or Officers of the Orange group’s subsidiaries.

They did not receive any stock options during the 2020 fiscal year.

The Board of Directors has implemented four conditional multi-year share-based variable compensation plans (LTIP 2017-2019, LTIP 2018-2020, LTIP 2019-2021 and LTIP 2020-2022), which apply to members of the Executive Committee on the same terms as to the Corporate Officers. The LTIP 2017-2019 allows for 14,000 shares to be awarded to the Deputy CEOs and 10,000 shares to the Senior Executive Vice-Presidents. LTIPs 2018-2020, 2019-2021 and 2020-2022 allow for 15,000 shares to be awarded to the Deputy CEOs and Senior Executive Vice-Presidents in charge of business units and 10,000 shares to other members of the Executive Committee.

The thirty-first resolution submitted to the Shareholders’ Meeting of May 18, 2021 relates to the LTIP for the 2021-2023 period, which will apply to members of the Executive Committee on the same terms as to the Corporate Officers, with the same share-based compensation levels as the LTIP 2020-2022.

Stock options granted to the top 10 employees that are not Corporate Officers and options exercised by them

During the 2020 fiscal year, neither Orange SA nor any other of the Group’s companies granted any stock options to employees.

No options were exercised by employee beneficiaries during 2020. Employees no longer held any options as of December 31, 2020.

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[REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED].

6.1.4     Treasury shares - Share Buyback program

The Shareholders’ Meeting of May 21, 2019 renewed the share Buyback program for 18 months within a limit of 10% of the share capital outstanding at the date of this Meeting. On February 17, 2021 the Board of Directors resolved to ask the Shareholders’ Meeting of May 18, 2021 to renew this authorization under the same conditions.

A description of the program for 2021 appears in the Report of the Board of Directors on the eighteenth resolution submitted to the Shareholders’ Meeting of May 18, 2021 [REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED].

In the context of French Financial Markets Authority (Autorité des marchés financiers - AMF) decision no. 2018-01 of July 2, 2018, Orange and Rothschild Martin Maurel entered into a new liquidity contract on February 11, 2019, replacing the contract executed in May 2007. This latter agreement reduced the resources allocated to the liquidity account which, on the date of implementation of the new contract, amounted to 950,000 Orange shares and 37,393,500 euros. At December 31, 2020, the liquidity account contained no Orange shares but 50,473,711.29 euros in cash.

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Summary of purchases and sales of treasury shares during the 2020 fiscal year

Objective of the purchases	Number of shares held at December 31, 2019	Number of shares purchased	Gross weighted average price (in euros)	Number of shares sold	Gross weighted average price (in euros)	Number of shares held at December 31, 2020	% of capital
Shares allocated to employees	8,889,468	300,000	9.63	8,094,369 (2)	0	1,095,099	0.04%
Liquidity contract	853,500 (1)	10,633,144	9.97	11,316,644	10.23	170,000 (3)	0.01%
Total	9,742,968	10,933,144		19,411,013		1,265,099	0.05%

(1)   Position at December 27, 2019 in order to take into account the two business days needed for transfer of ownership.

(2)   Free shares granted on expiry of the Orange Vision 2020 and LTIP 2017-2019 plans and, in accordance with Article L. 225-197-3 of the French Commercial Code, to the heirs and assigns of beneficiaries of free share plans who died or became incapacitated before the end of the plans’ vesting period.

(3)   Position at December 29, 2020 in order to take into account the two business days needed for transfer of ownership.

6.2 Major shareholders

6.2.1     Distribution of capital and voting rights

	December 31, 2020			December 31, 2019			December 31, 2018
Holder	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights
Bpifrance Participations (1)	254,219,602	9.56%	8.20%	254,219,602	9.56%	8.23%	254,219,602	9.56%	8.21%
French State	356,194,433	13.39%	21.23%	356,194,433	13.39%	21.31%	356,194,433	13.39%	21.26%
Total Public Sector	610,414,035	22.95%	29.43%	610,414,035	22.95%	29.54%	610,414,035	22.95%	29.47%
Group employees (2)	163,270,522	6.14%	9.67%	144,262,978	5.42%	8.99%	146,230,726	5.50%	9.20%
Treasury shares	1,265,099	0.05%	0.00%	9,742,968	0.37%	0.00%	7,214,100	0.27%	0.00%
Free float	1,885,106,943	70.86%	60.90%	1,895,636,618	71.26%	61.47%	1,896,197,738	71.28%	61.33%
Total	2,660,056,599	100%	100%	2,660,056,599	100%	100%	2,660,056,599	100%	100%

(1)   Public financing and investment group for businesses, resulting from the merger of OSEO, CDC Entreprises, FSI and FSI Régions.

(2)   Includes shares held as part of the Group savings plan, in particular through the Orange Actions and Orange Ambition International mutual funds, or directly by employees in registered form.

The public sector (the French State and Bpifrance Participations) and the Orange Actions mutual fund of the Group savings plan invested in Orange shares have double voting rights for their shares held in registered form for over two years (see Section 6.4.1 Rights, preferences and restrictions attached to shares).

The French State and Bpifrance Participations hold in concert 22.95% of the capital and 29.43% of voting rights at Shareholders’ Meetings, taking into consideration the double voting rights.

At December 31, 2020, the mutual funds of the Group savings plan invested in Orange shares represented 5.66% of the Company’s capital and 8.96% of voting rights at Shareholders’ Meetings. The regulations governing the mutual funds state that voting rights attached to securities held as fund assets are exercised by the Supervisory Boards of these funds. In the absence of an express reference in the regulations to the cases where the Supervisory Boards must gather the prior opinions of unit holders, the Supervisory Boards decide on the tender of securities held as fund assets to public tender or exchange offers, in accordance with Article L. 214-164 of the French Monetary and Financial Code.

As of the date of this document, to Orange’s knowledge, no shareholder other than the French State, Bpifrance Participations and Group employees (in particular via the Orange Actions mutual fund) held, directly or indirectly, more than 5% of the capital or voting rights.

6.2.1.1   Changes in the distribution of capital held by major shareholders over the last three fiscal years

In the last three fiscal years, the Company has bought and sold treasury shares, and notably purchased 300,000 treasury shares in September 2020 as part of its 2020 share Buyback program (see Section 6.1.4 Treasury shares - Share Buyback program). These purchases are intended to honor obligations related to long-term incentive plans for Corporate Officers and members of Senior Management (LTIP). To Orange’s knowledge, there has been no major change in the distribution of capital and voting rights since December 31, 2020.

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6.2.1.2   Information on shareholders’ agreements

On February 23, 2016, the French Financial Markets Authority (Autorité des marchés financiers - AMF) was notified of the execution, on February 18, 2016, of a new shareholders’ agreement between the French Republic and Bpifrance Participations. This agreement replaces the previous shareholders’ agreement signed between the same parties on December 24, 2012, formalizing the existing concert action between them with respect to their shareholding in Orange.

The shareholders’ agreement has been established for a period of two years (renewable), and stipulates that the parties will:

−   consult on the vote of resolutions put to the Shareholders’ Meeting, with a commitment to exchange respective views and seek a common position on resolutions, without being under any obligation to reach a joint position;

−   consult each other on the form (within the meaning of Article L. 228-1 of the French Commercial Code) of their Orange securities.

6.2.1.3   Additional information on the distribution of the free float

Orange regularly identifies its shareholders, notably via the procedure known as "Identifiable Bearer Shares" (IBS). As of December 31, 2020, institutional investors held 64.8% of the capital (up by 0.2 points compared to 2019) and individual investors 6.0% (down by 0.6 points).

Geographical distribution of institutional investors at December 31, 2020

France	30%
United Kingdom	14%
Other European countries	22%
Europe Total	66%
North America	29%
Rest of the world	5%
Total	100%

Source: IBS survey.

6.2.2     Direct or indirect control of Orange SA

As of the date of this document, the public sector (French State and Bpifrance Participations) has three representatives out of a total of 15 members on the Board of Directors of Orange (see Section 5.1.1 Board of Directors).

Orange’s main shareholder is the public sector: the French State, which, in concert with Bpifrance Participations, held 22.95% of the share capital and 29.43% of voting rights at December 31, 2020. As is the case with all Orange’s shareholders, these shares carry double voting rights when held in registered form for over two years (see above Sections 6.2.1.2 Information on shareholders’ agreements and 6.2.1 Distribution of capital and voting rights). While not giving it as such the ability to exercise control over the Company, this level of holding could, based on the attendance rate at Shareholders’ Meetings in the past, allow the public sector to block the adoption of resolutions requiring a qualified majority vote by the Shareholders.

In light of the recommendations of the Afep-Medef Code, revised in January 2020, Orange has put in place Corporate Governance rules to ensure the proper operation of the Board of Directors and its specialist committees in respecting the interests of all shareholders. The Board of Directors comprises seven independent Directors including a Lead Director (See Section 5.2 Operation of the management and supervisory bodies). Orange therefore feels there is no risk that the French State may exercise control in an abusive manner.

No other natural or legal persons exercise or could exercise control over Orange, be it directly or indirectly, or individually, jointly or in concert.

To Orange’s knowledge, there is no agreement which, if implemented, could, at a later date, entail a change in its control.

6.3 Dividend distribution policy

Orange distributed a dividend of 0.50 euro per share for the 2019 fiscal year.

For the 2020 fiscal year, the Shareholders’ Meeting of May 18, 2021 will be asked to approve the payment of a dividend of 0.70 euros per share, plus 0.20 euros per share linked to the favorable decision of the French Conseil d’État concerning a long-standing tax dispute, amounting to a total dividend of 0.90 euros per share. Taking into account an interim dividend of 0.40 euros paid on December 9, 2020, the balance of the dividend, subject to approval by the Shareholders’ Meeting, will amount to 0.50 euros per share and will be paid in cash on June 17, 2021. The ex-dividend date will be June 15, 2021.

With respect to the 2021 fiscal year, the payment of a dividend of 0.70 euros per share will be proposed to the Shareholders’ Meeting in 2022. An interim dividend of 0.30 euros per share will be paid in December 2021.

Past dividend payments

Fiscal year	2019	2018	2017	2016	2015
Dividend per share (in euros)	0.50	0.70	0.65	0.60	0.60

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6.4 Statutory information on shares and Shareholders’ Meetings

6.4.1     Rights, preferences and restrictions attached to shares

Orange has only issued ordinary shares. Each share shall entitle its holder to a portion of the corporate profits and assets proportional to the amount of capital represented thereby. Furthermore, each share shall entitle its holder to vote and be represented in the Shareholders’ Meetings in accordance with provisions of the law and of the Bylaws. Ownership of one share implies, ipso jure, adherence to the Bylaws and the decisions of the Shareholders’ Meeting.

There is no clause in the Bylaws providing for double or multiple voting rights for Orange shareholders. However, in accordance with legal stipulations, double voting rights are automatically granted to all shares held in registered form by the same holder for at least two years.

The shareholders shall only be liable for losses within the limits of their contributions to the Company’s capital.

Payment of dividends

The terms and conditions for the payment of the dividends approved by the Shareholders’ Meeting are determined by the Shareholders’ Meeting, or in lieu, by the Board of Directors. However, cash dividends must be paid within a maximum of nine months after the close of the fiscal year, unless extended by court order. The Ordinary Shareholders’ Meeting may grant each shareholder, for all or part of the dividends to be distributed, an option between payment of the dividends in cash or in shares, subject to legal requirements.

Interim dividends may be distributed before the approval of the financial statements for the fiscal year when the balance sheet established during or at the end of a fiscal year and certified by a Statutory Auditor shows that the Company has made a profit since the close of the last fiscal year, after recognizing the necessary depreciation, amortization and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the Bylaws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.

Dividends not claimed within five years after the payment date shall be deemed to expire and revert to the French State.

Disposal and transfer of shares

Shares are freely negotiable, subject to applicable legal and regulatory provisions. They shall be registered in a share account and are transferred by means of a transfer order from account to account.

6.4.2     Actions necessary to modify shareholders’ rights

Shareholders’ rights may be modified as allowed by law. Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. The Meeting may not, however, increase shareholder commitments, except for properly executed transactions resulting from a share consolidation.

6.4.3     Rules for participation in and notice of Shareholders’ Meetings

Access to, participation in and voting rights at Shareholders’ Meetings

Shareholders’ Meetings are composed of all shareholders whose shares are fully paid-up and for whom a right to attend Shareholders’ Meetings has been established by registration of their shares in an account in the name either of the shareholder or of the intermediary holding their account, where the shareholder is not resident in France, by midnight (Paris time) on the second business day preceding the Meeting.

The shares must be registered within the time limit specified in the preceding paragraph either in an account in their own name maintained by the Company, or in the bearer share accounts maintained by the authorized intermediary.

If it sees fit to do so, the Board of Directors may distribute personalized admission cards to shareholders and require them to produce these cards at the Meeting.

Shareholders participating via video-conferencing or other means of telecommunication which meet legal and regulatory conditions and allow identification shall be deemed present for the calculation of quorum and majority at Shareholders’ Meetings. The Board of Directors organizes, in accordance with legal and regulatory requirements, the participation and vote of the Shareholders’ Meeting, assuring, in particular, the effectiveness of the means of identification.

Any shareholder may, in accordance with legal and regulatory requirements, vote without attending the Meeting or grant a proxy to any other physical person or legal entity of his or her choice. Shareholders may, in accordance with legal and regulatory requirements, send their vote or proxy, either by hard copy or via electronic means of telecommunication, until 3:00 pm (Paris time) the day before the Shareholders’ Meeting. Transmission methods are set forth by the Board of Directors in the notice of Meeting and the notice to attend.

Shareholders sending in their vote within the time limit specified under this section, by means of the form provided by the Company to shareholders, are deemed present or represented at the Meeting.

The forms for sending in a vote or a proxy, as well as the certificate of attendance, can be completed in electronic format duly signed under the conditions provided for in the applicable laws and regulations. For this purpose, the recording of the electronic signature on the certificate can be made directly on the Internet site established by the organizer of the Meeting.

Shareholders who are not resident in France may be represented at a Shareholders’ Meeting by a registered intermediary who may participate subject to legal requirements.

Notice of Shareholders’ Meetings

Shareholders’ Meetings are convened by the Board of Directors, or, failing that, by the Statutory Auditors, or by any person empowered for this purpose. Meetings are held at the registered office or at any other location indicated in the notice to convene. Subject to exceptions provided by law, notice must be given at least 15 days before the date of the Shareholders’ Meeting. When the Shareholders’ Meeting cannot deliberate due to the lack of the required quorum, the second Meeting and, if applicable, the second postponed Meeting, must be called at least 10 days in advance in the same manner as the first notice.

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Ordinary Shareholders’ Meeting

Ordinary Shareholders’ Meetings are those Meetings called to make any and all decisions that do not amend the Bylaws. An Ordinary Meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the Statutory and Consolidated Financial Statements for the fiscal year in question or, in the case of postponement, within the period established by court order. Upon first notice, the Meeting shall only validly deliberate if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon second notice, no quorum is required. Decisions are made by a majority of votes held by the shareholders present, represented by proxy, or voting by mail.

Extraordinary Shareholders’ Meeting

Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. Subject to the legal provisions governing capital increases by incorporation of reserves, profits or premiums, the Extraordinary Shareholders’ Meeting shall only validly deliberate if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote when convened for the first time, or one-fifth when convened for the second time. If the latter quorum is not reached, the second Meeting may be postponed to a date no later than two months after the date for which it was called. Subject to the same condition, the second Meeting shall make decisions by a two-thirds majority of the shareholders present, represented by proxy, or voting by mail.

6.4.4     Declarations of threshold crossing

In addition to the legal obligation to inform the Company and the French Financial Markets Authority (Autorité des marchés financiers - AMF) when thresholds of 5%, 10%, 15%, 20%, 25%, 30%, 331/3%, 50%, 662/3%, 90% and 95% of the capital and voting rights are crossed, any individual or legal entity, acting alone or in concert with others, who acquires, directly or indirectly, as defined by Articles L. 233-7 et seq. of the French Commercial Code, a number of shares, voting rights or securities representing shares equal to 0.5% of the capital or voting rights in Orange is required, within five trading days from the date of registration of the securities that result in reaching or crossing such threshold, to declare to Orange by registered letter with return receipt, the total number of shares, voting rights and securities giving access to the capital that such individual or entity holds.

This declaration must be repeated in accordance with the conditions indicated above each time a new 0.5% threshold is reached or crossed, whether crossing above or below, for any reason whatsoever, including beyond the 5% threshold.

In the event of failure to comply with any of the provisions set forth above, the shareholder or shareholders in question shall be deprived of the voting rights attached to any securities in excess of the thresholds, subject to legal provisions and limits, if one or more shareholders holding at least 0.5% of the capital or voting rights so requests at a Shareholders’ Meeting.

[REDACTED SECTION: CERTAIN TEXT HAS BEEN REDACTED]

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7.2 Glossaries

7.2.1     Financial glossary

Average number of employees (full-time equivalents): average number of active employees over the reporting period, prorated for their work time, including both permanent contracts and fixed-term contracts.

Change in working capital requirement: change in working capital requirement is made up of:

−   the Change in working capital requirement for operations, which is made up of (i) the changes in gross inventories, (ii) the change in gross trade receivables, (iii) the change in trade payables for other goods and services, and (iv) the change in customer contract assets and liabilities; and

−   Change in working capital requirements excluding operations which includes the change in other assets and liabilities (excluding receivables and payables related to operating taxes and levies).

Commercial expenses, equipment and content costs: see External purchases.

Convergent ARPO: average revenue per customer from convergent offers (Average Revenue Per Offer, ARPO) for the period are calculated by dividing (i) the revenue from retail convergent offers invoiced to customers (excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of retail convergent offers over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Convergent ARPO is expressed in monthly revenue per convergent offer customer.

Convergent services: see Revenue.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see Section 3.1.5.1 Data on a comparable basis). The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended, as well as the average exchange rates used for the Consolidated income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 3.1.5 Financial indicators not defined by IFRS).

Data on a historical basis: data for past periods as reported in the consolidated financial statements of the current financial period.

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eCAPEX or "economic CAPEX": investments in intangible assets and property, plant and equipment excluding telecommunications licenses and financed assets, less the price of disposal of property, plant and equipment and intangible assets (see Note 1.5 to the consolidated financial statements).e-CAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 3.1.5 Financial indicators not defined by IFRS).

Economic CAPEX: see eCAPEX.

Equipment sales: see Revenue.

External data: data after elimination of internal flows between the consolidation scopes taken into consideration.

External purchases: external purchases include the following operating expenses, excluding lease contracts falling within the scope of application of IFRS 16 (see Note 6.1 to the consolidated financial statements):

−   Commercial and equipments expenses and content rights: cost of handsets and other equipments sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding expenses, and content costs;

−   Service fees and inter-operator costs: network expenses and interconnection costs;

−   Other network expenses and IT expenses: outsourcing expenses for operations and technical maintenance, IT expenses;

−   and Other external purchases: overheads, real estate fees, purchases of other services and service fees, purchases of equipment and other supplies held in inventory, call center outsourcing expenses and other external services, net of capitalized goods and services produced.

Financial investments: acquisitions of investment securities (net of cash acquired) and changes in ownership interests with no gain of control in subsidiaries.

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Fixed only broadband ARPO: average revenue per customer of fixed only offers (Average Revenue Per Offer, ARPO) for the period are calculated by dividing (i) the revenue from fixed only broadband services invoiced to customers (excluding the effect of the spreading of the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of fixed only broadband offers over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Fixed only broadband ARPO is expressed in monthly revenue per fixed only customer.

Fixed only services: see Revenue.

Investments in intangible assets and property, plant and equipment: see eCAPEX.

IT & integration services: see Revenue.

Labor expenses: wages and employee benefit expenses (net of capitalized costs), employee profit- sharing expenses, and expenses relating to share- based compensation (see Note 7.1 to the consolidated financial statements).

Mobile only ARPO: average revenue per customer of mobile only offers (Average Revenue Per Offer, ARPO) for the period are calculated by dividing (i) the revenue from mobile only services invoiced to customers (excluding Machine to Machine and excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of mobile only offers (excluding Machine to Machine) over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Mobile only ARPO is expressed in monthly revenue per mobile only customer.

Mobile only services: see Revenue.

Net financial debt: net financial debt as defined and used by Orange does not incorporate the Mobile Financial Services activities for which this concept is not relevant. It consists of (i) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), (ii) less cash collateral paid, cash, cash equivalents and financial assets at fair value. Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge in particular items that are not included therein, such as future cash flows. As a consequence, the portion of these components related to unmatured hedging instruments recorded in other comprehensive income is added to gross financial debt to offset this temporary difference (see Note 13.3 to the consolidated financial statements). Net financial debt is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies (see Section 3.1.5 Financial indicators not defined by IFRS).

Number of employees (active employees at end of period): number of employees working on the last day of the reporting period, including both permanent contracts and fixed-term contracts.

Operating taxes and levies: taxes and levies including the Territorial Economic Contribution (CET) and the Flat-rate Tax on Network Enterprises (IFER) in France, fees for the use of frequencies and levies on telecommunication services (see Note 11.1 to the consolidated financial statements).

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Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expenses: see Other operating income and expenses.

Other operating income and expenses: other operating income net of other operating expenses. Other operating income and expenses include:

−   Other operating income: primarily income related to collection of trade receivables, net banking income (NBI, net balance of income and expenses from banking operations), site rentals and franchises, tax credits and subsidies, income from universal service, brand royalties and management fees invoiced to certain unconsolidated entities, rebilling of network sharing costs, income relating to line damage (see Note 5.2 to the consolidated financial statements); and

−   Other operating expenses: mainly impairments and losses on trade receivables from telecom activities, litigation expenses, universal service charges, acquisition and integration costs, operating foreign exchange gains/losses and the cost of bank credit risk (see Note 6.2 to the consolidated financial statements).

Other revenue: see Revenue.

Retail services: aggregation of Convergent services, Mobile only services, Fixed only services and IT & integration services.

Revenue: revenue (see Notes 1.1 and 5.1 to the consolidated financial statements) includes:

−   Convergent Services: revenue of convergent services includes revenue invoiced to retail customers of convergent offers (excluding equipment sales, see the definition of this term) defined as the combination of at least a fixed broadband access (xDSL, FTTx, cable, 4G fixed) and a mobile contract;

−   Mobile only services: revenue of mobile only services includes revenue invoiced to customers of mobile offers (incoming and outgoing calls: voice, SMS and data), excluding convergent services and equipment sales (see the definitions of these terms);

−   Fixed only services: revenue of fixed only services includes revenue invoiced to customers of fixed services excluding convergent services and equipment sales (see the definitions of these terms). It includes conventional fixed telephony, fixed broadband services, business solutions and networks; (with the exception of France, for which essential business solutions and networks are supported by the Enterprise operating segment);

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−   IT & integration services: revenue of IT & integration services include the unified communication and collaboration services (Local Area Network and telephony, consultancy, integration, project management, video-conference offers), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, services related to Machine to Machine activities (excluding connectivity), as well as sales of equipment related to the above products and services;

−   Wholesale (Carrier services): revenue from other carrier include (i) mobile services to carriers, which groups together in particular incoming mobile traffic, visitor roaming, network sharing, national roaming and virtual mobile network operators (MVNO), and (ii) fixed services to other carriers, which include in particular national interconnection, services to international carriers, high-speed and very high-speed broadband access services (fiber access, unbundling of telephone lines, xDSL access sales), and sales of telephone lines on the wholesale market;

−   Equipment sales: fixed and mobile equipment sales, excluding (i) equipment sales associated to the supply of IT and integration services, and (ii) equipment sales to dealers and brokers;

−   and Other revenue: other revenue includes equipment sales to dealers and brokers, revenue from portals, on-line advertising revenue and corporate transversal business line activities of the Group, and other miscellaneous revenue.

Service fees and inter-operator costs: see External purchases.

Statutory data: data before elimination of internal flows between the consolidation scopes taken into consideration.

Wages and employee benefit expenses: see Labor expenses.

Wholesale (Carrier services): see Revenue.

7.2.2     Glossary of technical terms

API (Application Programming Interface): computer programming interface that enables programs to interact with one another, in a similar manner to a human-machine interface.

Bitstream: wholesale offer enabling alternative operators to rent broadband access which has been activated by the incumbent operator. In this way they can offer retail broadband services in areas where they do not offer unbundled access.

Call termination (interconnection or termination rate): amount per minute paid by one telephone operator to another to transmit a telephone conversation over the network of the second operator to its destination. These rates are regulated.

Cloud Computing: concept that involves using remote servers for the storage and processing of electronic data, traditionally located on local servers or the user’s workstation.

DSL (Digital Subscriber Line): technologies enabling the use of copper cables connecting subscribers of "Switched Telephone Networks" (STN) to enable broadband transfers of digital packets.

DWDM (Dense Wavelength Division Multiplexing): digital transmission technology based on multiplexing wavelengths over fiber optic, enabling very high-speed broadband (up to 10 Gigabits per second) information transfers over long distance networks.

Efficient operator: concept used in relation to the regulation of prices for wholesale and retail services sold by an operator when the regulatory authority requires the operator to orient its prices towards the costs borne. If the actual costs of this operator turn out to be higher than they should be because of its inefficiency, the corresponding excess cost is excluded from the price base used to determine prices.

FTTH (Fiber To The Home): connection by fiber optic directly to the subscriber’s home ensuring very high-speed transmissions compatible with triple play packages.

FTTx: (Fiber To The X): generic name for different forms of optical connections.

Full MVNO: MVNO (virtual mobile operator) that operates its own core network components and its own applications platforms, while renting radio capacities to host operators. See MVNO.

Gbit/s or Gigabit per second: one billion bits (109) transferred per second on a transmission network. See Bit.

Go or Gigaoctet: a unit of measurement used in computing to indicate memory capacity. Each unit corresponds to a billion octets (octet is a computer coding unit consisting of 8 bits).

GPON (Gigabit Passive Optical Network): passive FTTH optical network architecture, not to be confused with the competing point to point FTTH architecture; it is used for on-demand broadcasting such as video over IP (IPTV).

GSMA (GSM Association): association representing nearly 800 mobile telephony operators and manufacturers in 220 countries of the world. The GSMA takes part in the definition and publication of mobile telephony standards.

ICT (Information and Communication Technologies): techniques used to process and transmit information, mainly computing, audiovisual, multimedia, Internet and telecommunications.

Integrated Service Digital Network (ISDN): digital network for the transmission of integrated information: data, voice and video. Orange trade name: Numéris.

IMS (IP Multimedia Subsystem): standardized IP-based network architecture and technology providing fixed and mobile voice and multimedia services, including VoIP, VoLTE and VoWifi.

IPVPN: see Virtual Private Network.

IPX: interconnection service ensuring interoperability between the different technologies and thus allowing the secure exchange of IP-based traffic between customers of the different mobile, fixed-line telephony and Internet operators.

ISDN: see Integrated Service Digital Network.

LoRaWAN (Long Range Wide-Area Network): telecommunication protocol that allows connected devices to exchange small amounts of data in narrowband, reducing the energy used by the objects.

LAN (Local Area Network): network enabling workstations or PCs of the same entity on the same site to be interconnected with other local networks on other sites and be linked to the public network.

LTE (Long Term Evolution): standard developed within 3GPP which produced technical specifications for the fourth-generation mobile network standard (4G). By extension, LTE also refers to so-called fourth generation mobile systems.

LTE-M (LTE for Machines): technology which enables Internet of Things equipment to connect to the 4G network without a gateway.

M2M or Machine to Machine: exchanges of information between machines that are established between the central control system (server) and any type of equipment, through one or several communication networks.

Mobile network sharing: Pooling between several operators of all or part of the equipment constituting their mobile networks. There are different types of infrastructure sharing:

−   Passive sharing: pooling of passive infrastructure among operators. The partners jointly use the pylons, premises or even the technical environment (power supply, air conditioning), but each operator deploys its own active network equipment;

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−   Active sharing: pooling of active elements (base station equipment, base station controllers, transmission links) among operators, in addition to passive infrastructure sharing.

MPLS (Multi-Protocol Label Switching): routing technique which improves network speed and efficiency, allowing routers to transfer information along p-defined paths depending on the level of quality required.

Multiplexing: technique to simultaneously transfer several communications on a single transmission channel.

NFC (Near Field Communication): technology for short-range and 7 high-frequency wireless communications, allowing the exchange of information between devices up to a distance of about 10 cm.

NGN (New Generation Network or Next Generation Network): generic concept referring to IP-based voice and data networks, making it possible to switch from a simple connectivity approach to a new approach to developing services for customers.

OTT (Over-The-Top): refers to a broadcaster that provides services, for example on-demand video services on the Internet, using the infrastructures of a telecoms network operator, when the network operator does not offer this service itself.

Seamless network: a telecommunications service provided by a network operator or a service provider which uses the resources of one or more other operators or suppliers to give users the impression that they are accessing the same network without interruption regardless of where they are.

Signaling System 7 (SS7): information exchanges required for the management of a telephone communication (establishment and termination, maintenance and supervision, invoicing) and transferred in digital form by a network separate from that used for the communication itself.

SS7: see Signaling System 7.

Streaming: technology enabling the broadcasting of video images on the Internet and continuous viewing in real time.

Switched Telephone Network (STN): voice transport network comprised of terminals, subscriber lines, circuits and exchanges/switches. It is also used to access certain data services.

Triple play: broadband contract package including Internet access, telephony and a package of television channels.

UMTS (Universal Mobile Telecommunications System): third-generation (3G) mobile telephony standard allowing broadband communication (up to 2 Mbits/s at theoretical symmetrical speed) over the 1.9 to 2.2 GHz frequency band.

vDSL (Very high bit-rate DSL): technique based on the same technique as xDSL. vDSL signals are sent over a pair of copper wires, simultaneously and without interfering with voice telephony. This allows for very high speeds.

Virtual Private Network (VPN): a set of resources on a public network made exclusively available to a business customer.

Voice over Internet Protocol - VoIP: transport of voice services using IP technologies.

VPN: see Virtual Private Network.

VSAT (Very Small Aperture Terminal): satellite communications technology that uses two-way satellite dishes with a diameter of less than 3 m and requires few ground resources. VSAT is used to connect a small site to communication networks, either for telephony or Internet access.

WiFi (Wireless-Fidelity): technology enabling the connection of wireless equipment using radio waves in the 2.4 GHz wavelength, at speeds of 11 Mbits/s (802.11b standard) or 54 Mbits/s (802.11g standard). By extending the Ethernet protocol to cover radio services, WiFi offers businesses and individuals the ability to wirelessly connect several computers or shared devices in a network over distances that may reach several dozen meters.

xDSL: see DSL.

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Orange

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www.orange.com

[1]     Including network equipment for telecom operators, servers for IT companies, and production and broadcasting equipment for TV industry players.

[2]     Source: IDATE DigiWorld 2021 https://fr.idate.org/impact-de-la-crise-covid-19-sur-leconomie-numerique/.

[3]     Source: IDATE DigiWorld 2021 https://fr.idate.org/impact-de-la-crise-covid-19-sur-leconomie-numerique/

[4]     The Mobile Economy Sub-Saharan Africa 2020 (https://www.gsma.com/mobileeconomy/wp-content/uploads/2020/09/GSMA_MobileEconomy2020_SSA_Eng.pdf)

[5]     Respectively the Retail and Pro-SME markets.

[6]     Mainland France, Overseas Departments and Overseas Territories.

[7]     Mainland France, excluding Overseas Departments and Overseas Territories.

[8]     Source: Orange estimates.

[9]     Source: Orange estimates.

[10]    Source: Orange estimates.

[11]    Source: Orange estimates.

[12]    Source:Orange estimates.

[13]    Source:Orange estimates.

[14]    See Section 7.2.2 Glossary of technical terms.

[15]    See Section 7.2.2 Glossary of technical terms;

[16]    Telecom Single Market, or TSM.

[17]    These rules amended Regulation 531/2012 of June 13, 2012 on roaming using public mobile communications networks within the Union (Roaming III). These new roaming rules are known as "Roaming-Like-At-Home". They are rounded out by an implementing regulation on reasonable usage rules for intra-European roaming adopted on December 15, 2016.

[18]    Directive 2000/31/EC of the European Parliament and of the Council of June 8, 2000 on certain legal aspects of information society services, in particular electronic commerce, in the Internal Market.

[19]    i.e. applying only to Orange as an operator exercising significant influence.

[20]    Decrees published in the Official Journal of July 31, 2018.

[21]    provided for in Article 22 of Directive (EU) 2018-1972.

[22]    Ministerio de Asuntos Económicos y Transformación Digital, which replaced the Ministerio de Economia y Empresa (MINECO) in February 2020.

[23]    See above 1.7.1.1 European Union.

[24]    The CRC brings together the BIPT, the CSA, the Mediensat and the VRM.

[25]    Global: refers to the type of license that allows an operator to offer both fixed and mobile services through all of the available technologies (depending on the country, the Global license does not include 4G technology).